Form 10-K, Exhibit 13
period 1993-12-26
TRIBUNE CO
filed 1994-03-23
CIK 726513

                                                                      EXHIBIT 13

Portions of the Company's 1993 Annual Report to Stockholders
     (Annual Report Pages 28-52, 54-57)

Tribune Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion presents the significant factors that have affected the businesses of Tribune Company and its subsidiaries (the "Company") over the last three years. This commentary should be read in conjunction with the Company's consolidated financial statements and Eleven Year Financial Summary, which are also presented in this annual report.

RESULTS OF OPERATIONS
- ---------------------

The Company's fiscal year ends on the last Sunday of the calendar year. Fiscal years 1993, 1992 and 1991 all included 52 weeks.

CONSOLIDATED
     The Company's consolidated financial results as reported for 1993, 1992 and 1991 were as follows:

                                                                               Change
(Dollars in millions, except per share amounts)      1993     1992    1991  93-92   92-91
- -------------------------------------------------  ------   ------  ------  -----   -----
Operating revenues                                 $1,953   $2,105  $2,044    - 7%    + 3%
Operating profit                                      356      268     288    +33%    - 7%
Equity in QUNO net loss                               (18)       -       -      *       -
Net income                                            189      120     142    +57%    -16%
  Before accounting changes                           189      137     142    +38%    - 4%
Primary net income per share                         2.56     1.56    1.94    +64%    -20%
  Before accounting changes                          2.56     1.82    1.94    +41%    - 6%
* Not Meaningful

          On February 17, 1993, the Company's previously wholly owned newsprint subsidiary, QUNO Corporation ("QUNO"), completed an initial public offering of 9 million shares of common stock. The Company now holds 8.8 million, or 49%, of the voting common shares and 4.2 million non-voting common shares for a combined total of 59% of QUNO's total 22 million outstanding common shares. The Company also holds a $138.8 million subordinated debenture, convertible into 11.7 million voting common shares of QUNO. As the Company's voting interest is now less than 50%, the Company is using the equity method of accounting for its investment in QUNO beginning in 1993. Accordingly, QUNO's balance sheet and income statement are no longer consolidated in the Company's financial statements. The Company's investment in and advances to QUNO are reported separately in the consolidated statement of financial position and the Company's share of QUNO's net income or loss is reported separately in the consolidated statement of income. Prior year financial statements were not restated.

          Effective as of the beginning of 1992, the Company adopted three new Financial Accounting Standards Board ("FAS") rules, and recorded in earnings a one-time, non-cash cumulative effect for each rule. FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in an after-tax charge against earnings of $37.6 million, or $.58 per share on a primary basis. FAS 109, "Accounting for Income Taxes," resulted in a credit to earnings of $26.3 million, or $.40 per share. FAS 112, "Employers' Accounting for Postemployment Benefits," resulted in an after-tax charge against earnings of $5.5 million, or $.08 per share. These cumulative effects resulted in a net after-tax charge against 1992 earnings of $16.8 million, or $.26 per share on a primary basis. Prior year financial statements have not been restated.

Net Income Per Share--The 41% increase in 1993 primary net income per share before accounting changes was due to higher profits at the media businesses, lower QUNO losses and a reduction in the Company's share of those losses, and lower net interest expense. The 6% decrease in 1992 primary net income per share, before accounting changes, compared to 1991 resulted from significantly larger operating losses at QUNO, partially offset by higher operating profit from the Company's media groups and a 23% decrease in net interest expense. The effective income tax rate increased in 1993 to 43.3% from 41.3% in 1992 and 1991, mainly due to the new 1993 tax law. Average common shares outstanding increased 2% in 1993 and 1% in 1992.

Operating Profit and Revenues--The following table shows consolidated operating profit (loss) by business segment:

                                                        Change
(Dollars in millions)           1993   1992   1991   93-92   92-91
- ------------------------------  ----   ----   ----   -----   -----
Publishing                      $255   $225   $217     +14%    + 3%
Broadcasting & Entertainment     125    121    100     + 4%    +21%
Corporate expenses               (24)   (24)   (22)    - 3%   -  6%
- ------------------------------  ----   ----   ----   -----   -----
                                 356    322    295     +11%    + 9%
Newsprint Operations (QUNO)        -    (54)    (7)      -    -671%
- ------------------------------  ----   ----   ----   -----   -----
Total operating profit          $356   $268   $288     +33%   -  7%
- ------------------------------  ----   ----   ----   -----   -----

          Excluding QUNO, operating profit increased 11% to $356 million in 1993 and 9% to $322 million in 1992, primarily due to increased revenues.

          Consolidated 1993 revenues decreased 7%, or $152 million, from 1992. A 5% increase in the publishing segment and a 6% increase in the broadcasting and entertainment segment were more than offset by the absence of QUNO's revenues in 1993. Excluding QUNO from 1992, consolidated operating revenues grew 5%, or $97 million, in 1993. Consolidated 1992 revenues increased 3%, or $61 million, from 1991. Excluding QUNO, 1992 revenues increased 5% from 1991, resulting primarily from increased advertising revenues and the acquisition of WPHL-Philadelphia in June 1992.

Operating Expenses--Consolidated operating expenses, excluding QUNO from 1992 and 1991, were as follows:

                                                                Change
(Dollars in millions)                  1993    1992    1991  93-92   92-91
- -----------------------------------  ------  ------  ------  -----   -----
Cost of sales                        $  998  $  954  $  938     +5%    + 2%
Selling, general & administrative       495     484     440     +2%    +10%
Depreciation & amortization
  of intangible assets                  103      96      91     +7%    + 6%
- -----------------------------------  ------  ------  ------  -----   -----
Total operating expenses             $1,596  $1,534  $1,469     +4%    + 4%
- -----------------------------------  ------  ------  ------  -----   -----

          Cost of sales was 51% of revenues in 1993 and 1992, and 53% in 1991. The 5% increase in cost of sales in 1993 was due primarily to increased compensation costs of $12 million, or 4%, higher newsprint and ink expense of $11 million, or 6%, and the acquisition of Contemporary Books, Inc. and Compton's Multimedia Publishing Group in 1993. In 1992, the increase in cost of sales resulted primarily from higher production costs for original programming in entertainment and increased television broadcast rights expense.

          SG&A expense increased 2% in 1993 from 1992, mainly due to increased compensation costs of $10 million, or 4%. The increase in SG&A expense in 1992 from 1991 was mainly attributable to a $15.3 million charge recorded in the fourth quarter of 1992 for the closure of the Palo Alto-based Times Tribune and higher compensation costs. Compensation costs increased $17 million, or 8%, in 1992. The increase in depreciation and amortization of intangible assets in 1993 was principally due to capital expenditures at the Chicago Tribune and 1992 and 1993 acquisitions. Depreciation and amortization of intangible assets in 1992 increased due to the addition of WPHL-Philadelphia in 1992.

PUBLISHING

Operating Profit and Revenues -- Publishing operating profit for 1993 was up 14% from 1992 to $255 million. The 1993 increase was principally due to higher 1993 revenues and the absence of the $15.3 million charge recorded in 1992 for the March 12, 1993 closure of the Times Tribune. Publishing operating profit in 1992 was $225 million, up 3% from the 1991 operating profit of $217 million. The 1992 increase was primarily due to higher revenues and lower newsprint prices, partially offset by the $15.3 million charge for the closure of the Times Tribune.

          Operating revenues increased 5%, or $53 million, in 1993 due to increased advertising revenues and the revenues from two acquisitions in 1993. Advertising revenues increased 3% in 1993 due to increases in full run linage and preprint volume and higher advertising rates. Operating revenues for 1992 were $1.2 billion, 2% higher than 1991, due to an increase in advertising and other revenue. Excluding the Times Tribune from 1992 and 1991 results, 1993 publishing revenues grew 6% while operating profits rose 5%, and 1992 publishing revenues rose 2% over 1991 while operating profits were up 9%.

          Revenues in 1993 include those of Contemporary Books, Inc., acquired in late July and Compton's Multimedia Publishing Group, acquired in mid-September. These acquisitions are being accounted for by the purchase method, and their results of operations have been included in the consolidated financial statements since the dates of acquisition. Excluding revenues from these acquisitions as well as 1992 revenues of the Times Tribune, 1993 revenues were up 4%.

          Operating margins for 1993 were 20.8% compared to 19.1% in 1992 and 18.9% in 1991. The 1993 increase was due to higher revenues, while the 1992 increase resulted primarily from lower newsprint prices.

          Total publishing revenues by classification, excluding the Times Tribune from 1992 and 1991, were as follows:

                                                     Change
(Dollars in millions)      1993    1992    1991  93-92   92-91
- -----------------------  ------  ------  ------  -----   -----
Advertising
Retail                   $  435  $  420  $  419    + 4%      -
General                     120     127     123    - 5%    + 4%
Classified                  337     305     294    +11%    + 4%
- -----------------------  ------  ------  ------  -----   -----
  Total advertising         892     852     836    + 5%    + 2%
Circulation                 246     236     233    + 4%    + 2%
Other                        91      69      61    +32%    +13%
- -----------------------  ------  ------  ------  -----   -----
Total revenues           $1,229  $1,157  $1,130    + 6%    + 2%
- -----------------------  ------  ------  ------  -----   -----

          Retail advertising revenues were up 4% in 1993 due to increases in the electronics and department store categories in Chicago and Fort Lauderdale. General advertising revenues declined 5% in 1993 due principally to lower advertising in the transportation and resorts categories at nearly all the newspapers. Classified advertising revenues rose mainly due to increases in help wanted and automotive advertising. All newspapers reported improved classified advertising except the Company's newspaper in Escondido, California.

          Retail advertising revenues in 1992 were relatively unchanged from 1991 as increases in Chicago and Fort Lauderdale were offset by declines in Orlando and Escondido. General advertising revenues increased 4% in 1992 due to stronger financial and insurance advertising at the larger newspapers. Classified advertising revenues increased 4% due primarily to higher help wanted and automobile advertising. Most newspapers reported improved classified advertising.

          The following table presents 1993, 1992 and 1991 advertising linage, excluding the Times Tribune:

                                                     Change
(Inches in thousands)      1993    1992    1991  93-92   92-91
- -----------------------  ------  ------  ------  -----   -----
Full run
Retail                    4,444   4,406   4,605    + 1%    - 4%
General                     641     710     742    -10%    - 4%
Classified                6,502   6,023   6,016    + 8%      -
- -----------------------  ------  ------  ------  -----   -----
  Total full run         11,587  11,139  11,363    + 4%    - 2%
Part run                 10,050  10,156  10,007    - 1%    + 1%
Preprint                  9,822   9,101   8,322    + 8%    + 9%
- -----------------------  ------  ------  ------  -----   -----
Total inches             31,459  30,396  29,692    + 3%    + 2%
- -----------------------  ------  ------  ------  -----   -----

          The 1993 increases in retail and classified full run linage reflect generally improved economic conditions. The decrease in general full run linage in 1993 reflects the continued shift in advertising to preprints. The 1993 increase in preprint advertising linage is mainly attributable to the increased number of advertising zones offered by the Company's newspapers. The declines in full run linage in 1992 resulted from the weak economic conditions experienced throughout most of 1992 and the shift in advertising to part run and preprint. The increases in both part run and preprint linage were mainly attributable to increases in the number of advertising zones offered by the Company's newspapers. Increased zoning enables advertisers to target specific market areas for their advertisements.

          Circulation revenues, excluding the Times Tribune, increased in both 1993 and 1992 due primarily to increased newspaper prices. Total average daily circulation, excluding the Times Tribune, decreased 2% in 1993 to 1,386,000 copies from 1,408,000 copies in 1992, while total average Sunday circulation increased to 2,041,000 in 1993 from 2,029,000 copies in 1992. Total average daily circulation, excluding the Times Tribune, decreased to 1,408,000 copies in 1992 from 1,421,000 copies in 1991, while total average Sunday circulation increased to 2,029,000 in 1992 from 2,016,000 copies in 1991. The decrease in average daily circulation for both years was primarily due to pricing action at Chicago, Orlando and Newport News in 1992, offset partially by an increase in circulation in Fort Lauderdale.

          Other revenues are derived from publishing books and information in print and digital formats; advertising placement services; the syndication of columns, features, information and comics to newspapers; commercial printing operations; direct mail operations; and other publishing-related activities. The increase in 1993 resulted from the 1993 acquisitions of Contemporary Books in late July and Compton's in mid-September. Excluding these acquisitions, other revenues declined 3% due to a decrease in commercial printing revenues. The 1992 increase resulted mainly from higher revenues from advertising placement services and direct mail operations.

Operating Expenses -- Publishing operating expenses increased 2% in both 1993 and 1992. Excluding the Times Tribune, operating expenses increased 7% from 1992. The increase was due to higher newsprint and ink expense, increased circulation expenses and the addition of Contemporary Books and Compton's. Excluding the two 1993 acquisitions and the Times Tribune, expenses increased $39 million, or 4%, in 1993. Newsprint and ink expense rose 7%, or $13 million, in 1993 due to a 5% increase in newsprint prices and a 2% increase in consumption. Circulation costs rose 9%, or $11 million, primarily due to higher selling, postage and delivery expenses for expanding total market coverage in Chicago. Other expenses, including compensation, increased $15 million, or 2%, in 1993. Full-time equivalent employees, excluding the Times Tribune, decreased 1% in 1993. Excluding the Times Tribune, operating expenses increased 1% in 1992 from 1991. Newsprint and ink expense decreased 16%, or $32 million, due to lower newsprint prices as consumption was essentially unchanged in 1992 from 1991. Other expenses increased $38 million, or 5%, in 1992. The largest increase was in compensation costs which rose 6%, or $19 million, due to increased benefit costs and pay rates.

BROADCASTING AND ENTERTAINMENT

Operating Profit and Revenues--Broadcasting and entertainment operating profit was up 4%, or $4 million, in 1993 from 1992. The Company's Chicago Cubs subsidiary received $12.3 million of Major League Baseball expansion fees in December 1992, which was recorded in operating revenues in 1992. Excluding the expansion fees from 1992, operating profit in 1993 was up 15%, or $17 million. This increase was primarily the result of improved television and radio results due to higher revenues, partially offset by lower profit from entertainment due principally to increased player compensation costs at the Chicago Cubs. Broadcasting and entertainment operating profit for 1992 was up 21% from 1991 due to improved television results and the receipt of the $12.3 million of baseball expansion fees. Broadcasting and entertainment revenues and profits, exclusive of the baseball expansion fees, were both up 9% in 1992.
          Operating revenues for the group were as follows:


                                              Change
(Dollars in millions)    1993  1992  1991  93-92   92-91
- -----------------------  ----  ----  ----  -----   -----
Television               $537  $477  $446    +12%    + 7%
Radio                      59    50    49    +19%    + 1%
Entertainment             131   157   122    -16%    +29%
- ----------------------- ----- ----- -----  -----   -----
Total revenues           $727  $684  $617    + 6%    +11%
- -----------------------  ---- -----  ----  -----   -----

          Television revenues were up at all of the Company's stations in 1993. The 12% increase in 1993 was largely due to higher revenues at WPIX-New York and KTLA-Los Angeles, as well as the addition of WPHL-Philadelphia, which was acquired June 5, 1992. Excluding WPHL, television revenues were up 9% in 1993. Radio revenues increased 19% in 1993 principally due to the addition of two Denver radio stations, KOSI-FM and KEZW-AM, acquired in January 1993. Excluding revenues from these stations, radio revenues rose 5% in 1993 primarily due to higher revenues at WQCD-New York. Entertainment revenues decreased 16% in 1993, due to the cancellation of the syndicated programs "The Dennis Miller Show" and "Now It Can Be Told" in the second half of 1992, and the inclusion in 1992 of the $12.3 million of baseball expansion fees. Excluding the expansion fees from 1992, entertainment revenues declined 9% in 1993.
          Television revenues increased in 1992 as a result of growth at both WPIX-New York and WGN-Chicago and the addition of WPHL-Philadelphia. All stations except KTLA-Los Angeles experienced revenue gains in 1992. Excluding WPHL, television revenues increased 3% in 1992. Radio group revenues increased modestly in 1992 as most stations reported gains. Entertainment revenues, excluding baseball expansion fees in 1992, increased 18% mainly due to the addition of new shows and higher revenues from existing syndicated programming.

Operating Expenses--Expenses for the group increased 7%, or $39 million, in 1993. The increase was principally due to higher compensation costs and higher television broadcast rights expense, partially offset by a decrease in production costs for original entertainment programming. Compensation costs increased 15% in 1993 to $184 million, primarily due to increased player compensation at the Chicago Cubs, the addition of the new television and radio stations and the January 1993 start-up of ChicagoLand Television News (a regional news cable channel.) Excluding these new operations and the Cubs, compensation costs rose 5% in 1993. Television broadcast rights expense increased $21 million, or 10%, to $221 million in 1993 due primarily to the addition of Los Angeles Dodgers and Philadelphia Phillies baseball in 1993. Production costs for original programming were down 46%, or $22 million, due to the cancellation of "The Dennis Miller Show" and "Now It Can Be Told."
          Operating expenses for the broadcasting and entertainment group increased 9% in 1992, principally due to increased production costs for original programming in entertainment, additional television broadcast rights expense and higher compensation costs. Production costs increased 67%, or $19 million, in 1992 due to new shows at Tribune Entertainment, while television broadcast rights expense increased 4%, or $8 million, mainly due to the addition of WPHL-Philadelphia in June 1992. Excluding WPHL, television broadcast rights expense increased 1% in 1992. Compensation costs rose $17 million, or 12%, in 1992 primarily due to increases of $8 million at the Chicago Cubs due to higher player salaries and $4 million at new operations included for the first time in 1992.

EQUITY IN QUNO NET LOSS

The Company's 1993 equity in QUNO's net loss, after interest expense and taxes, was $18.4 million. This amount represents 100% of QUNO's net loss prior to February 17, 1993, the date of QUNO's stock offering, and 59% of QUNO's net loss thereafter. QUNO reported an operating loss of $31 million in 1993, $23 million less than the $54 million operating loss incurred in 1992. This was the result of higher average newsprint selling prices and lower operating expenses, partially offset by a 4% decrease in newsprint shipments. Though average newsprint selling prices began to soften in the second half of 1993, they averaged 5% higher in 1993 than in 1992 due to the implementation of transaction price increases in August 1992 and March 1993. QUNO's 1993 fourth quarter results included a one-time $13 million pre-tax charge for the closure of a pulping operation. This charge reduced the Company's 1993 net income by approximately $5 million, or $.08 per share on a primary basis.
          Total revenues were up 6% to $387 million in 1993 from $366 million in 1992 due to increased newsprint selling prices and improved sawmill revenues. Operating expenses declined 1% from 1992 due to the decline in newsprint sales volume and the benefit of the weaker Canadian dollar on QUNO's cash operating expenses, partially offset by a non-cash $5 million increase in foreign currency exchange losses. The foreign currency losses relate primarily to QUNO's U.S. dollar-denominated debt and resulted from a 5% decline in the Canadian dollar during 1993.
          QUNO reported an operating loss of $54 million for 1992, compared to a loss of $7 million in 1991. The 1992 loss was largely due to a 17% decrease in average newsprint transaction prices from the 1991 average, resulting from weak newsprint industry economic conditions. The 1991 loss also resulted primarily from weaker newsprint pricing brought on by unfavorable industry conditions. QUNO's revenues decreased 13% in 1992, despite a 4% increase in shipments, due to the decline in average newsprint selling prices. Operating expenses decreased 2% in 1992 due to lower compensation costs as a result of continued cost-reduction efforts and the 1992 decline of the Canadian dollar in relation to the U.S. dollar, partially offset by additional costs resulting from higher newsprint shipments. Compensation costs declined $11 million, or 8%, in 1992.

INTEREST INCOME AND EXPENSE

The components of net interest expense were as follows:

                                                 Change
(Dollars in millions)    1993   1992   1991   93-92   92-91
- ----------------------- -----  -----  -----   -----   -----
Interest income         $  19  $  14  $  17     +38%    -19%
Interest expense          (25)   (49)   (63)    -50%    -22%
- ----------------------- -----  -----  -----   -----   -----
Net interest expense    $  (6) $ (35) $ (46)    -84%    -23%
- ----------------------- -----  -----  -----   -----   -----

          Interest income consists primarily of interest on mortgage notes receivable from real estate affiliates, the QUNO convertible debenture and short-term marketable securities. Interest income increased 38% to $19 million in 1993 due to the convertible debenture. Interest expense decreased 50% in 1993 to $25 million due to lower average debt levels primarily as a result of the QUNO initial public offering. Average debt levels declined approximately $280 million in 1993 to $585 million. Outstanding debt dropped to $537 million at year-end 1993 from $841 million at the end of 1992. Interest expense decreased 22% in 1992 as compared to 1991 due to lower 1992 average debt levels and lower average short-term interest rates. Average debt levels declined approximately $140 million in 1992 to approximately $865 million. Outstanding debt dropped from $918 million at year-end 1991 to $841 million at year-end 1992. Short-term interest rates for 1992 averaged 2.5 percentage points lower than in 1991.

FINANCIAL CONDITION
- -------------------

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations was $302 million in 1993 compared to $278 million in 1992. The 1993 increase was primarily due to higher net income.
          Net cash used for investments was $55 million for 1993 compared to $158 million in 1992. The 1993 amount includes the acquisitions of the Denver radio stations, Contemporary Books and Compton's Multimedia Publishing Group, the purchase of a mortgage note and capital expenditures, partially offset by intercompany debt repayments of $180 million received from QUNO as a result of its initial public offering and debt issuances. The Company acquired the Denver radio stations on January 6, 1993 for approximately $20 million in cash; Contemporary Books, Inc. on July 28, 1993 for approximately $22 million in cash and $18.5 million in common stock; and Compton's Multimedia Publishing Group on September 13, 1993 for approximately $57 million in cash. The Company announced in November 1993, that it had reached an agreement to acquire independent television station WLVI-Boston for approximately $25 million in cash plus the amount of working capital at closing. This acquisition, which is subject to Federal Communications Commission approval, is expected to be completed in the second quarter of 1994. The Company also announced, on January 24, 1994, that it will acquire The Wright Group for approximately $100 million in cash. The Wright Group is the leading publisher of "whole language" educational materials for the elementary school market. The acquisition is expected to be completed in February 1994. Capital expenditures of $76 million in 1993 included a project to provide additional color press capacity for the Chicago Tribune and a variety of projects to increase efficiencies and lower costs throughout the Company. Capital spending for 1994 is expected to total approximately $90 million. The 1994 spending will include a variety of modernization and normal replacement projects throughout the Company.
          Net cash used for financing activities in 1993 was $246 million compared to $120 million in 1992. Net cash used for financing activities in 1993 included dividends of $82 million and $284 million of debt repayments primarily funded with the proceeds received from the QUNO stock offering and debt financing and $78 million of Medium-Term Notes, Series B, issued in September 1993. QUNO's New Zealand dollar notes of approximately $80 million, which were unconditionally guaranteed by the Company, were repaid by QUNO in April 1993. On July 1, 1993, the Company elected to redeem at par its $100 million 8% notes. The redemption was financed with commercial paper and available cash. Net cash used for financing activities in 1992 reflects dividends of $80 million, early repayment of the $100 million, 10.5% Eurodollar notes and repayments of $14 million of medium-term notes. These uses of cash in 1992 were partially offset by a net increase in commercial paper of $47 million and net proceeds from sale of common stock to employees. The Company has revolving credit agreements with banks in the aggregate amount of $445 million that are fully available to support the issuance of commercial paper and extend to December 31, 1995. At December 26, 1993, the Company had commercial paper outstanding of $42 million with a weighted average interest rate of 3.3% and authorization to repurchase 900,000 shares of its common stock.
          On October 25, 1993, the Company filed a Prospectus Supplement with the Securities and Exchange Commission relating to the offer and sale from time to time of up to $300 million principal amount of the Company's Medium-Term Notes, Series C, originally registered with the SEC under a shelf registration effective July 13, 1992. Funds borrowed under this issue will be used for general corporate purposes.
          The Company expects to fund 1994 dividends, capital expenditures and other operating requirements with net cash provided by operations.

IMPACT OF INFLATION

Tribune Company's financial statements have been prepared in accordance with generally accepted accounting principles and are expressed in historical dollars, which measure amounts of dollars used at the dates the related transactions occurred. Management does not believe that the effects of inflation are significantly any more or less adverse on the Company's businesses than they are on other companies.

Tribune Company and Subsidiaries
Consolidated Statements of Income

(In thousands of dollars, except per share data)                         Year Ended  Dec. 26, 1993   Dec. 27, 1992   Dec. 29, 1991
- ----------------------------------------------------------------------------------------------------------------------------------
Operating                       Publishing
Revenues                            Advertising                                         $  892,524      $  868,051      $  854,526
                                    Circulation                                            246,093         238,302         234,720
                                    Other                                                   90,785          69,827          61,636
                                                                                        ----------      ----------      ----------
                                        Total                                            1,229,402       1,176,180       1,150,882
                                Broadcasting and entertainment                             727,213         684,051         617,514
                                Newsprint operations (Canada)                                    -         366,269         422,128
                                Intercompany                                                (4,105)       (121,556)       (146,551)
                                                                                        ----------      ----------      ----------
                                Total operating revenues                                 1,952,510       2,104,944       2,043,973
                                                                                        ----------      ----------      ----------

Operating                       Cost of sales (exclusive of items shown below)             998,345       1,150,956       1,121,334
Expenses                        Selling, general and administrative                        495,000         546,046         497,616
                                Depreciation and amortization of intangible
                                assets                                                     102,762         139,579         137,048
                                                                                        ----------      ----------      ----------
                                Total operating expenses                                 1,596,107       1,836,581       1,755,998
                                                                                        ----------      ----------      ----------

Operating Profit                                                                           356,403         268,363         287,975
Equity in QUNO net loss                                                                    (18,355)              -               -
Interest income                                                                             19,039          13,782          16,983
Interest expense                                                                           (24,660)        (49,254)        (63,083)
                                                                                        ----------      ----------      ----------

Income Before Income Taxes                                                                 332,427         232,891         241,875
Income taxes                                                                              (143,821)        (96,266)        (99,894)
                                                                                        ----------      ----------      ----------

Income Before Cumulative Effects
 of Changes in Accounting
 Principles                                                                                188,606         136,625         141,981
Cumulative effects of changes in
 accounting principles, net of tax                                                               -         (16,800)              -
                                                                                        ----------      ----------      ----------

Net Income                                                                                 188,606         119,825         141,981
Preferred dividends, net of tax                                                            (18,439)        (18,168)        (16,900)
                                                                                        ----------      ----------      ----------
Net Income Attributable to Common Shares                                                $  170,167      $  101,657      $  125,081
                                                                                        ----------      ----------      ----------
Net Income Per Share

                                    Primary:
                                      Before cumulative effects of changes in
                                       accounting principles                            $     2.56      $     1.82      $     1.94
                                      Cumulative effects of accounting changes, net              -            (.26)              -
                                                                                        ----------      ----------      ----------
                                      Net income                                        $     2.56      $     1.56      $     1.94
                                                                                        ----------      ----------      ----------

                                    Fully diluted:
                                      Before cumulative effects of changes in
                                       accounting principles                            $     2.36      $     1.70      $     1.83
                                      Cumulative effects of accounting changes, net              -            (.24)              -
                                                                                        ----------      ----------      ----------
                                      Net income                                        $     2.36      $     1.46      $     1.83
                                                                                        ----------      ----------      ----------




See Notes to Consolidated Financial Statements.

Tribune Company and Subsidiaries
Consolidated Statements of Financial Position

Assets                                             (In thousands of dollars, except share data)      Dec. 26, 1993   Dec. 27, 1992
- ----------------------------------------------  ---------------------------------------------------  --------------  --------------

Current Assets                                  Cash and short-term investments                         $   18,524      $   16,768
                                                Accounts receivable (less allowances
                                                 of $25,432 and $23,411)                                   284,110         295,742
                                                Inventories                                                 26,290          82,124
                                                Broadcast rights                                           144,233         160,703
                                                Prepaid expenses and other                                  18,102          19,001
                                                                                                        ----------      ----------
                                                Total current assets                                       491,259         574,338
                                                                                                        ----------      ----------

Investment in and Advances to QUNO                                                                         250,923               -
                                                                                                        ----------      ----------

Properties                                      Machinery, equipment and furniture                         792,642       1,327,533
                                                Buildings and leasehold improvements                       307,266         459,367
                                                Timber limits and leases, and land improvements              7,687          53,556
                                                                                                        ----------      ----------
                                                                                                         1,107,595       1,840,456
                                                Accumulated depreciation                                  (599,552)       (913,522)
                                                                                                        ----------      ----------
                                                                                                           508,043         926,934
                                                Land                                                        54,471          51,724
                                                Construction in progress                                    39,101          95,285
                                                                                                        ----------      ----------
                                                Net properties                                             601,615       1,073,943
                                                                                                        ----------      ----------

Other Assets                                    Broadcast rights                                           217,229         226,981
                                                Intangible assets (less accumulated amortization of
                                                 $156,372 and $135,664)                                    719,965         645,385
                                                Mortgage notes receivable from affiliates                  119,437          84,486
                                                Other                                                      135,982         146,437
                                                                                                        ----------      ----------
                                                Total other assets                                       1,192,613       1,103,289
                                                                                                        ----------      ----------

                                                Total assets                                            $2,536,410      $2,751,570
                                                                                                        ----------   -------------



See Notes to Consolidated Financial Statements.



Liabilities and Stockholders' Investment                                                             Dec. 26, 1993   Dec. 27, 1992
- ---------------------------------------------------------------------------------------------------  --------------  --------------
Current Liabilities                  Long-term debt due within one year                                 $   25,817      $   99,992
                                     Employee compensation                                                  77,335          76,691
                                     Accounts payable                                                       85,334         106,703
                                     Contracts payable for broadcast rights                                142,686         152,605
                                     Accrued liabilities                                                   135,497         163,463
                                     Income taxes                                                           38,358          33,545
                                                                                                        ----------      ----------
                                     Total current liabilities                                             505,027         632,999
                                                                                                        ----------      ----------

Long-Term Debt  (less portions due within one year)                                                        510,838         740,979
                                                                                                        ----------      ----------

Other                                Deferred income taxes                                                  87,605          85,018
Non-Current                          Contracts payable for broadcast rights                                194,846         182,190
Liabilities                          Compensation and other obligations                                    141,716         192,462
                                                                                                        ----------      ----------
                                     Total other non-current liabilities                                   424,167         459,670
                                                                                                        ----------      ----------

Commitments (see Note 13)                                                                                        -              -
Minority Interest in Subsidiaries                                                                              751           6,033
                                                                                                        ----------      ----------

Stockholders'                        Series B convertible preferred stock (without par value)
Investment                                  Authorized: 1,600,000 shares
                                            Issued and outstanding: 1,531,084 shares in 1993 and
                                              1,554,352 shares in 1992
                                              (liquidation value $220 per share)                           335,532         340,634
                                     Common stock (without par value)
                                            Authorized: 400,000,000 shares; 81,771,658
                                              shares issued                                                  1,018           1,018
                                     Additional paid-in capital                                            105,819         100,445
                                     Retained earnings                                                   1,589,695       1,483,016
                                     Treasury stock (at cost)
                                       14,791,114 shares in
                                       1993 and 16,292,181 shares in 1992                                 (607,332)       (667,668)
                                     Unearned compensation related to ESOP                                (298,969)       (321,690)
                                     Cumulative translation adjustment                                     (30,136)        (23,866)
                                                                                                        ----------      ----------
                                     Total stockholders' investment                                      1,095,627         911,889
                                                                                                        ----------      ----------

                                     Total liabilities and stockholders' investment                     $2,536,410      $2,751,570
                                                                                                        ----------      ----------


Tribune Company and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands of dollars)                                         Dec. 26, 1993   Dec. 27, 1992   Dec. 29, 1991
- -------------------------                                       -------------   -------------   -------------
Operations      Net income                                          $ 188,606       $ 119,825       $ 141,981
                Adjustments to reconcile
                net income to net cash provided by
                operations:
                  Equity in QUNO net loss                              18,355               -               -
                  Cumulative effects of accounting
                   changes, net                                             -          16,800               -
                  Depreciation and amortization of
                   intangible assets                                  102,762         139,579         137,048
                  Deferred income taxes                                 3,531         (35,527)        (25,163)
                  (Increase) decrease in working capital
                   items excluding effects from acquisitions:
                      Accounts receivable                             (27,311)           (658)        (15,267)
                        Inventories, prepaid expenses and other
                         current assets                                (4,288)         19,144            (573)
                      Accounts payable, employee compensation
                       and accrued liabilities                        (11,166)           (477)         55,344
                      Income taxes                                     (2,166)        (15,760)         33,815
                   Decrease in broadcast rights net of current
                    and long-term contracts payable                    28,959          21,470          31,274
                   Other, net                                           4,676          13,948           3,614
                                                                    ---------       ---------       ---------
                 Net cash provided by operations                      301,958         278,344         362,073
                                                                    ---------       ---------       ---------
Investments      Capital expenditures                                 (75,620)       (130,232)        (93,931)
                 Acquisitions (excluding $18.5 million of stock
                  issued in 1993)                                     (98,918)         (3,293)         (4,192)
                 Repayment of note receivable from QUNO               179,846               -               -
                 Purchase of mortgage note                            (35,500)              -               -
                 Sale of New York Daily News, net                     (14,240)        (13,726)        (91,591)
                 Other, net                                           (10,020)        (10,799)        (24,227)
                                                                    ---------       ---------      ---------
                 Net cash used for investments                        (54,452)       (158,050)       (213,941)
                                                                    ---------       ---------      ----------
Financing        Proceeds from issuance of long-term debt              78,050               -          18,424
                 Repayments of long-term debt                        (283,968)        (67,876)        (92,940)
                 Sale of common stock to employees, net                46,138          31,918          10,007
                 Dividends                                            (81,927)        (80,407)        (78,415)
                 Redemption of preferred stock                         (4,043)         (4,118)         (1,871)
                                                                    ---------        --------       ---------
                 Net cash used for financing                         (245,750)       (120,483)       (144,795)
                                                                    ---------       ---------       ---------
Net Increase (Decrease) in Cash and Short-Term Investments              1,756            (189)          3,337
                 Cash and short-term investments at the
                  beginning of year                                    16,768          16,957          13,620
                                                                    ---------      ----------       ---------
                 Cash and short-term investments at the
                  end of year                                       $  18,524       $  16,768       $  16,957
                                                                    ---------       ---------       ---------
Supplemental     Cash paid for:
Cash Flow         Interest (net of amounts capitalized)             $  28,015       $  53,768       $  68,892
Information       Income taxes                                      $ 121,727       $ 128,921       $  15,261
                                                                    ---------       ---------       ---------

See Notes to Consolidated Financial Statements.

Tribune Company and Subsidiaries
Consolidated Statements of Stockholders' Investment

                             Series B                                     Treasury Stock    Unearned
                          Convertible           Additional              -----------------    Compen-  Cumulative
(In thousands,              Preferred    Common    Paid-In   Retained              Amount     sation Translation
except per share data)          Stock  Stock(1)    Capital   Earnings   Shares  --at cost     (ESOP)  Adjustment    Total
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1990 $348,218    $1,018   $103,758 $1,380,032  (17,613) $(714,501) $(358,531)   $  4,518  $  764,512
- ----------------------------------------------------------------------------------------------------------------------------
Net income                                                    141,981                                                141,981
Translation adjustment                                                                                    (1,014)     (1,014)
Redemptions of convertible
  preferred stock              (2,356)                  36                  11        449                             (1,871)
Dividends declared
  Common--$.96/share                                          (61,736)                                               (61,736)
  Preferred--$17.05/share                                     (26,909)                                               (26,909)
Tax benefit on dividends
  paid to the ESOP                                             10,230                                                 10,230
Repayment of ESOP debt                                                                        16,499                  16,499
Shares issued under option
  and stock plans                                   (2,518)                826     33,531                             31,013
Stock tendered as payment
  for options exercised                                                   (464)   (21,006)                           (21,006)
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1991  345,862     1,018    101,276  1,443,598  (17,240)  (701,527)  (342,032)      3,504     851,699
- ----------------------------------------------------------------------------------------------------------------------------
Net income                                                    119,825                                                119,825
Translation adjustment                                                                                   (27,370)    (27,370)
Redemptions of convertible
  preferred stock              (5,228)                 107                  25      1,003                             (4,118)
Dividends declared
  Common--$.96/share                                          (62,450)                                               (62,450)
  Preferred--$17.05/share                                     (26,502)                                               (26,502)
Tax benefit on dividends
  paid to the ESOP (2)                                          8,545                                                  8,545
Repayment of ESOP debt                                                                        20,342                  20,342
Shares issued under option
  and stock plans                                     (938)              1,417     57,685                             56,747
Stock tendered as payment
  for options exercised                                                   (494)   (24,829)                           (24,829)
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 27, 1992  340,634     1,018    100,445   1,483,016 (16,292)  (667,668)  (321,690)    (23,866)    911,889
- ----------------------------------------------------------------------------------------------------------------------------
Net income                                                     188,606                                               188,606
Translation adjustment                                                                                    (6,270)     (6,270)
Redemptions of convertible
  preferred stock              (5,102)                 228                  20        831                             (4,043)
Dividends declared
  Common--$.96/share                                           (63,799)                                              (63,799)
  Preferred--$17.05/share                                      (26,104)                                              (26,104)
Tax benefit on dividends
  paid to the ESOP (2)                                           7,976                                                 7,976
Repayment of ESOP debt                                                                        22,721                  22,721
Shares issued under option
  and stock plans                                      908               1,225     50,171                             51,079
Stock tendered as payment
  for options exercised                                                    (92)    (4,941)                            (4,941)
Shares issued for Contemporary
  Books acquisition                                  4,238                 348     14,275                             18,513
- ----------------------------------------------------------------------------------------------------------------------------
Balance at December 26, 1993 $335,532    $1,018   $105,819  $1,589,695 (14,791) $(607,332) $(298,969)   $(30,136) $1,095,627
- ----------------------------------------------------------------------------------------------------------------------------

(1)  Issued shares of common stock totaled 81,771,658 for all dates presented.
(2) Excludes the tax benefit on allocated preferred shares held by the ESOP, which must be credited to income tax expense beginning in 1992.

See Notes to Consolidated Financial Statements.

Tribune Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ----------------------------------------------------

The significant accounting policies of Tribune Company and subsidiaries (the "Company"), as summarized below, conform with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. Certain prior year amounts have been reclassified to conform with the 1993 presentation.

Fiscal Year -- The Company's fiscal year ends on the last Sunday in December. The fiscal years included herein comprised 52 weeks.

Principles of Consolidation -- The consolidated financial statements include the accounts of Tribune Company and all majority-owned subsidiaries. Investments comprising 20 to 50 percent of the voting stock of companies and joint ventures are accounted for using the equity method. All significant intercompany transactions are eliminated.

Short-Term Investments -- Short-term investments are stated at cost, which approximates market value. For purposes of the consolidated statements of cash flows, investments with maturities of three months or less at the time of purchase are considered to be cash equivalents.

Inventories -- Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") basis for U.S. newsprint and on the first-in, first-out ("FIFO") or average basis for all other inventories.

Broadcast Rights -- Broadcast rights consist principally of rights to broadcast feature films, sports and syndicated programs and are stated at the lower of cost or estimated net realizable value. The total cost of these rights is recorded as an asset and a liability when the program becomes available for broadcast. Broadcast rights that have limited showings are generally amortized using an accelerated method as programs are aired. Those with unlimited showings are amortized on a straight-line basis over the contract period. The current portion of broadcast rights represents those rights available for broadcast that are expected to be amortized in the succeeding year.

Properties -- Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the properties' estimated useful lives. Depreciation expense was $81.1 million in 1993, $120.5 million in 1992 and $118.5 million in 1991.

Intangible Assets -- Intangible assets primarily represent the excess of cost over the fair market value of tangible net assets acquired. The excess cost related to net assets acquired since 1971 is being amortized on a straight-line basis over various periods ranging from 3 to 40 years, with the majority over 40 years. Intangible assets of $23.5 million related to pre-1971 acquisitions are not being amortized as the Company believes there has been no diminution of value.

Pension Plans -- The Company contributes to pension plans that provide retirement benefits for substantially all employees. These plans are sponsored either by the Company or by unions. Under the Company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is the Company's policy to fund at least the minimum for Company-sponsored pension plans as required by ERISA. Contributions made to union-sponsored plans are based upon collective bargaining agreements.

New Accounting Principles -- In 1992, the Company adopted three new Financial Accounting Standards Board ("FASB") rules and recorded the cumulative effects of these changes in accounting principles in the 1992 consolidated statement of income. Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in an after-tax charge against earnings of $37.6 million, or $.58 per share on a primary basis. Statement No. 109, "Accounting for Income Taxes," resulted in a credit to earnings of $26.3 million, or $.40 per share on a primary basis. Statement No. 112, "Employers' Accounting for Postemployment Benefits," resulted in an after-tax charge against earnings of $5.5 million, or $.08 per share on a primary basis. Additional annual expense for 1992 due to the adoption of these principles was not material. Prior year financial statements were not restated.

  In 1993, the FASB issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), effective for fiscal year 1994. This statement generally will require the Company to record investments in debt securities and publicly traded equity securities at their market value, except for debt securities which the Company intends to hold to maturity and equity securities which are accounted for using the equity method. The market value of the Company's long-term investments in less-than-20%-owned publicly traded companies was approximately $40 million in excess of the investments' $10 million carrying value at December 26, 1993. The Company also holds a $138.8 million convertible debenture issued by QUNO Corporation (see
Note 2). The market value of this debenture, based on the $23 Canadian quoted market price per share of the underlying QUNO Corporation common stock at December 26, 1993, was approximately $200 million. FAS 115 requires that changes in market value from historical cost for these investments be reported, net of tax, in a separate component of stockholders' investment until realized. The Company estimates that the effect of adopting this statement in 1993 would have been to increase assets by approximately $100 million and stockholders' investment by $60 million at December 26, 1993, with no impact on net income.

Net Income Per Share -- Primary net income per share is computed by dividing net income attributable to common shares by the weighted average number of common shares outstanding during the period. Fully diluted net income per share is computed based on the assumption that all of the convertible preferred shares are converted into common shares. For purposes of calculating fully diluted net income per share, net income is reduced by the additional Employee Stock Ownership Plan ("ESOP") contribution that would be required for ESOP debt service, and the weighted average number of shares outstanding is increased by
(i) the additional common shares that would be issued upon conversion of the preferred shares based on the stated conversion rate plus any additional common shares that would have to be issued to meet the redemption price guarantee for all preferred shares that have been allocated to participants, and (ii) the effect of stock options. The numbers of common shares used in the computations of primary and fully diluted net income per share were as follows:


  (In thousands)                   1993          1992          1991
- -------------------------------------------------------------------
Primary                            66,371        65,018      64,364
Fully diluted                      73,695        72,320      71,388


NOTE 2:  INVESTMENT IN QUNO CORPORATION
- ---------------------------------------

On February 17, 1993, the Company's previously wholly-owned newsprint subsidiary, QUNO Corporation ("QUNO"), completed an initial public offering of 9 million shares of common stock. The Company now holds 8.8 million, or 49%, of the voting common shares and 4.2 million non-voting common shares for a combined total of 59% of QUNO's total 22 million outstanding common shares. The Company also holds a $138.8 million subordinated debenture, convertible at the option of the Company into 11.7 million voting common shares of QUNO. The debenture is callable by QUNO after December 27, 1997, matures in 2002 and bears interest at an effective rate of 2.77%. As the Company's voting interest is less than 50%, the Company is using the equity method of accounting for its investment in QUNO beginning in 1993. Prior year financial statements have not been restated. At closing, QUNO used the net proceeds of approximately $100 million from the stock offering plus proceeds of approximately $80 million from QUNO's new stand-alone bank financing agreement to repay a portion of its intercompany borrowings owed the Company. The net price per share realized from the offering was approximately the same as the Company's carrying value per share of its investment in QUNO. Summarized 1993 financial information for QUNO was as follows:

(In thousands)
- ---------------------------------------------------------------------
Revenues            $386,646       Current assets            $130,989
Operating loss      $(31,110)      Non-current assets        $458,649
Net loss            $(28,881)      Current liabilities       $ 82,213
                                   Non-current liabilities   $309,346

  The financial statements and transactions of QUNO are maintained in its functional currency (Canadian dollars) and translated into U.S. dollars. Translation adjustments are accumulated in a separate component of stockholders' investment. QUNO separately issues its financial statements in accordance with Canadian accounting principles. The financial information included herein has been adjusted to reflect U.S. accounting principles.

  QUNO manufactures newsprint for sale to the Company's newspapers and other North American and overseas customers. The Company is party to a contract with QUNO expiring in 2007 to supply newsprint based on market prices. Under the contract, the Company has agreed to purchase specified minimum amounts of newsprint each year subject to certain limitations. The specified minimum annual volume is 250,000 metric tons in years 1994 to 1999, 225,000, 200,000 and
175,000 metric tons in years 2000 to 2002, respectively, and 150,000 metric tons in each of years 2003 to 2007. In 1993, 33% of QUNO's sales, or $127.2 million, were to the Company's newspapers, which represented 74% of their consumption.

  During the period that QUNO was a wholly-owned subsidiary, provision was made for U.S. income taxes on undistributed earnings of QUNO that were expected to be remitted to the Company. No provision for U.S. income taxes, however, was made on undistributed earnings that were intended to be reinvested in facilities and other assets in Canada for an indefinite period of time. The cumulative amount of unremitted earnings and other book/tax bases differences that has been reinvested indefinitely totaled approximately $75.0 million as of December 26, 1993. Determination of the taxes due on this amount is not practicable. No U.S. tax benefit has been provided on the Company's 1993 equity in QUNO net loss.

NOTE 3:  CHANGES IN OPERATIONS AND UNUSUAL ITEMS
- -------------------------------------------------

Acquisitions and Investments -- The Company recorded acquisitions totaling $117.4 million in 1993, $3.3 million in 1992 and $4.2 million in 1991. These acquisitions were all accounted for as purchases. The intangibles recorded on these acquisitions are being amortized on a straight-line basis over periods from 3 to 40 years. The results of these operations are included in the consolidated statements of income from the respective dates of their acquisitions and were not material.

  The Company acquired two Denver radio stations, KOSI-FM and KEZW-AM, on January 6, 1993 for $19.9 million in cash. On July 28, 1993, the Company acquired Contemporary Books, Inc., a publisher of nonfiction trade titles and educational books and materials, for $22.0 million in cash and $18.5 million in common stock. On September 13, 1993, the Company acquired Compton's Multimedia Publishing Group for $57.0 million in cash. Compton's develops and distributes interactive multimedia software for the consumer and education markets.

  The Company has reached an agreement to acquire independent television station WLVI-Boston for approximately $25 million in cash plus working capital at closing. This acquisition, which is subject to Federal Communications Commission approval, is expected to be completed in the second quarter of 1994. The Company has also reached an agreement to acquire The Wright Group, the leading publisher of "whole language" educational materials for the elementary school market, for approximately $100 million in cash. This acquisition is expected to be completed in February 1994. Both the WLVI-TV and The Wright Group acquisitions will be accounted for as purchases in 1994.

  In June 1992, the Company exercised a warrant, acquired in 1991 for $19.0 million, to acquire a controlling common equity interest in WPHL-TV, Inc., an independent television station in Philadelphia. Prior to June 1992, the investment was accounted for using the cost method.

Dispositions -- The Company recorded a $15.3 million pretax charge in the fourth quarter of 1992 as a result of its decision to close The Peninsula Times Tribune, a Palo Alto-based newspaper, which ceased operations on March 12, 1993. The charge, reflected in selling, general and administrative expenses in the accompanying 1992 consolidated statement of income, reduced net income by $7.6 million and primary net income per share by $.12. Total operating revenues and losses for the Times Tribune in 1992 and 1991 were not material.

Baseball Expansion Fees -- In December 1992, the Company's Chicago Cubs subsidiary received Major League Baseball expansion fees totaling $12.3 million, which increased net income by $7.7 million and primary net income per share by $.12. The fees have been included in operating revenue and profit of the broadcasting and entertainment business segment.

NOTE 4:  MORTGAGE NOTES RECEIVABLE FROM AFFILIATES
- ---------------------------------------------------

The Company holds a mortgage note resulting from the sale in 1982 of the New York Daily News building to a limited partnership in which the Company holds a 23% interest. The note, which has a remaining principal balance of $83.9 million, is due in 1997 and bears interest at 13% plus contingent interest based upon the building's cash flow and appreciation.

  In 1993, the Company purchased a mortgage note on a building owned by a partnership in which the Company holds a 50% interest for $35.5 million. The note is due in 1995 and had an effective interest rate of 5.6% in 1993.

  The estimated fair values of these mortgage notes receivable approximated their book values, using the discounted cash flow method.

NOTE 5:  INVENTORIES
- ---------------------

Inventories consist of:

(In thousands)                          Dec. 26, 1993           Dec. 27, 1992
- -----------------------------------------------------------------------------
Supplies and materials                        $16,302                 $ 7,353
U.S. newsprint (at LIFO)                        9,988                   9,212
QUNO Corporation                                    -                  65,559
- -----------------------------------------------------------------------------
Total inventories                             $26,290                 $82,124
- -----------------------------------------------------------------------------

  If U.S. newsprint inventories were valued at FIFO cost, such inventories would have been greater by $9.3 million at December 26, 1993, $8.5 million at December 27, 1992 and $10.8 million at December 29, 1991. QUNO's inventory in 1992 consisted of $30.7 million of pulpwood and other fiber, $31.1 million of supplies and materials and $3.8 million of newsprint.


NOTE 6:  LONG-TERM DEBT
- ------------------------

Long-term debt consists of:
(In thousands)                             Dec. 26, 1993         Dec. 27, 1992
- ------------------------------------------------------------------------------
Promissory notes, weighted average
  interest rate of 3.3%                         $ 41,829              $200,387
Medium-term notes, weighted average
  interest rates of 7.3% and 8.7%,
  due 1993-2003                                  163,200               107,900
New Zealand dollar notes, U.S. dollar
  interest rate of 8.6%, paid 1993                     -                77,427
8.0% notes, paid 1993                                  -               100,000
8.40% guaranteed ESOP notes,
  due 1993-2003                                  280,999               300,913
8.19% guaranteed ESOP note,
  due 1993-1998                                   17,970                20,777
Other notes and obligations                       32,657                33,567
- ------------------------------------------------------------------------------
Total debt                                       536,655               840,971
Less portions due within one year                (25,817)              (99,992)
- ------------------------------------------------------------------------------
Long-term debt                                  $510,838              $740,979
- ------------------------------------------------------------------------------

  In 1990, the Company began offering up to $200.0 million of its Series B medium-term notes, which have maturities from two to 10 years and may not be redeemed by the Company prior to maturity. The proceeds from the sale of the notes have been used for general corporate purposes. The final $78 million of these notes were issued during 1993. The Company redeemed its $100 million 8% notes prior to their scheduled maturity. These notes, which were originally due in 1996, were redeemed in July 1993 at par. The Company financed this redemption with commercial paper. QUNO's New Zealand dollar notes were repaid by QUNO in April 1993 with proceeds from its new stand-alone bank financing agreement.

  The notes issued by the Company's ESOP are unconditionally guaranteed by the Company as to payment of principal and interest. Therefore, the unpaid balance of these borrowings is reflected in the accompanying consolidated statements of financial position as long-term debt. An amount equivalent to the unpaid balance of these borrowings, representing unearned employee compensation, is recorded as a reduction of stockholders' investment.
  Certain debt agreements limit the amount of secured debt the Company can incur without equally and ratably securing additional borrowings under those agreements.
  In 1994, the Company intends to refinance $41.8 million of promissory notes and $27.4 million of Series B medium-term notes scheduled to mature in 1994, and has the ability to do so on a long-term basis through existing revolving credit agreements. Accordingly, these notes were classified as long-term and treated as maturing in fiscal year 1995. The Company has revolving credit agreements with a number of banks in the aggregate amount of $445.0 million that are fully available to support the issuance of promissory notes. These agreements extend to December 31, 1995, contain various interest rate options and provide for annual fees based on a percentage of the commitment. Such fees totaled approximately $.5 million for each of the last three years.
  The estimated fair values of the Company's total debt at fiscal year end 1993 and 1992 were not significantly different from carrying values, as determined based on quoted market prices for similar issues or on current rates offered to the Company for debt of the same remaining maturities and similar terms.
  Long-term debt at December 26, 1993 is scheduled to mature as follows: $25.8 million in 1994, $106.0 million in 1995, $40.6 million in 1996, $63.4 million in 1997, $38.2 million in 1998 and $262.6 million thereafter.

NOTE 7:  INCOME TAXES
- ----------------------

The amounts of income (loss) before income taxes and cumulative effects of accounting changes attributable to U.S. and foreign operations, and a reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes reported in the consolidated statements of income follow:

(In thousands)                                    1993        1992       1991
- -----------------------------------------------------------------------------
Income (loss) before income taxes and accounting changes:
                             U.S.             $350,782    $321,989   $281,420
                             Foreign           (18,355)    (89,098)   (39,545)
- -----------------------------------------------------------------------------
                                              $332,427    $232,891   $241,875
Federal income taxes at 35% in 1993,
  34% in 1992-1991                            $116,349    $ 79,183   $ 82,238
Increase (decrease) resulting from:
  State and local income taxes,
   net of federal tax                           18,502      15,781     12,811
  Equity in QUNO net loss                        6,424           -          -
  Amortization of intangible assets              4,814       5,141      5,034
  Other                                         (2,268)     (3,839)      (189)
- -----------------------------------------------------------------------------
Income taxes reported                         $143,821    $ 96,266   $ 99,894
Effective tax rate                               43.3%       41.3%      41.3%
- -----------------------------------------------------------------------------

  Components of income tax expense charged to income before cumulative effects of accounting changes were as follows:

(In thousands)                                     1993        1992       1991
- ------------------------------------------------------------------------------
Currently payable            U.S. Federal      $106,678    $101,856   $ 41,100
                             Foreign                  -       1,812         88
                             State               28,654      24,027      9,258
- ------------------------------------------------------------------------------
                                                135,332     127,695     50,446
- ------------------------------------------------------------------------------
Deferred                     U.S. Federal         8,679         534     51,002
                             Foreign                  -     (31,847)   (11,706)
                             State                 (190)       (116)    10,152
- ------------------------------------------------------------------------------
                                                  8,489     (31,429)    49,448
- ------------------------------------------------------------------------------
Total                                          $143,821    $ 96,266   $ 99,894
- ------------------------------------------------------------------------------

  Deferred income tax expense for 1993 and 1992 was calculated as the change during the year in the Company's deferred tax liabilities and assets, adjusted in 1993 for the deconsolidation of QUNO. The effect on deferred income taxes of the 1% increase in the 1993 Federal tax rate was not material.
  Significant components of the Company's net deferred tax liabilities were as follows:

(In thousands)                                 Dec. 26, 1993   Dec. 27, 1992
- ----------------------------------------------------------------------------
Net properties                                     $  98,680       $ 146,028
Net intangible assets                                 64,006          55,195
Pensions                                              12,452          17,212
Other future taxable items                             7,522          13,897
- ----------------------------------------------------------------------------
Total deferred tax liabilities                       182,660         232,332

QUNO net operating loss carryforwards                      -         (36,374)
Broadcast rights                                     (27,991)        (28,601)
Postretirement and postemployment
  benefits other than pensions                       (17,457)        (27,531)
Deferred compensation                                (27,091)        (23,642)
Disposition of New York Daily News                    (9,218)        (14,176)
Other accrued liabilities                            (12,144)        (13,609)
Accrued employee compensation                        (10,988)        (10,041)
Federal benefit on deferred state taxes              (13,125)        (10,695)
Accounts receivable                                  (10,556)         (9,611)
Disposition of Times Tribune                               -          (7,695)
Other future deductible items                         (3,197)        (10,428)
- ----------------------------------------------------------------------------
Total deferred tax assets                           (131,767)       (192,403)
- ----------------------------------------------------------------------------
Net deferred tax liability                         $  50,893       $  39,929
- ----------------------------------------------------------------------------

  In 1991, in accordance with the accounting rules then in effect, the Company provided deferred income taxes of $49.4 million for certain revenue and expense items reported in different years for financial reporting and tax purposes. The sources of the timing differences and the tax effect of each were the sale of the New York Daily News - $74.6 million; reversal of deferred Canadian income taxes - $(11.7) million; compensation - $(3.7) million; depreciation and amortization - $(3.4) million; collection of mortgage note - $(5.3) million; and other, net - $(1.1) million.

NOTE 8:  EMPLOYEE PENSION PLANS
- -------------------------------

The Company amended its Company-sponsored U.S. pension plans, effective January 1989, for employees not covered by a collective bargaining agreement. The amendments were made in connection with the establishment of the Company's ESOP and to comply with the provisions of the Tax Reform Act of 1986. These pension plans will continue to provide substantially the same pension benefits as under the pre-amended plans until December 1998. After that date, the plans provide that the pension benefit credits will be frozen in terms of pay and service. Since the Company no longer consolidates QUNO's financial statements, the tables below include the Canadian plans in 1992 and 1991 only.
  Net pension expense (credit) for Company-sponsored plans in 1993, 1992 and 1991 included the following components:

                                               1992                 1991
(In thousands)                   1993      U.S.     QUNO        U.S.     QUNO
- -----------------------------------------------------------------------------
Benefits earned during
  the period (service costs) $  8,000  $  7,699  $  3,288  $  7,698  $  3,401
Interest cost on projected
  benefit obligation           17,900    17,364    15,180    16,781    16,462
Recognized return on plan
  assets                      (27,151)  (27,036)  (17,549)  (25,802)  (20,797)
Amortization, net                (511)     (443)     (337)     (441)      580
- -----------------------------------------------------------------------------
Net pension expense (credit) $ (1,762) $ (2,416) $    582  $ (1,764) $   (354)
- -----------------------------------------------------------------------------

  Actual returns on U.S. plan assets were: gains of $37.1 million in 1993, $21.1 million in 1992 and $44.0 million in 1991. Actual returns on plan assets for Canadian plans were: gains of $7.6 million in 1992 and $29.7 million in 1991.

  The following table sets forth the funded status of the Company-sponsored pension plans as of year-end 1993 and 1992:

                                                                   1992
(In thousands)                                     1993       U.S.       QUNO
- -----------------------------------------------------------------------------
Plans' assets at fair value                    $297,125   $273,712   $182,241
Less: Actuarial present value of benefit
 obligations
  Vested benefits                               224,800    199,867    155,349
  Non-vested benefits                            12,900      7,879      6,887
- -----------------------------------------------------------------------------
  Accumulated benefit obligation                237,700    207,746    162,236
  Projected future salary increases              16,188     15,540     15,450
- -----------------------------------------------------------------------------
  Projected benefit obligation                  253,888    223,286    177,686
- -----------------------------------------------------------------------------
Plans' assets in excess of projected
  benefit obligation                             43,237     50,426      4,555
Less: Unrecognized net asset at transition
  being amortized through 2001                   15,251     16,817     10,959
  Unrecognized net gain (loss) due to actual
   experience varying from actuarial assumptions (2,509)     6,176    (26,635)
  Unrecognized prior service costs               (1,932)    (3,011)         -
- -----------------------------------------------------------------------------
Pension asset recognized in the consolidated statements
  of financial position                        $ 32,427   $ 30,444   $ 20,231
- -----------------------------------------------------------------------------

  The plans' assets consist primarily of listed common stocks and bonds, including 423,725 shares of the Company's common stock having an aggregate market value of $25.3 million at December 26, 1993. In determining the projected benefit obligation for the U.S. plans, the weighted average assumed discount rate used was 7.25% in 1993 and 8.25% in 1992, while the average rate of increase in future salary levels was 4.5% for 1993 and 5.5% for 1992. The weighted average expected long-term rate of return on assets used in determining net pension credit was 10% in 1993 and 10.5% in 1992 and 1991. For the Canadian plans in 1992, the weighted average assumed discount rate used was 8.0%, while the average rate of increase in future salary levels was 6.5%. The expected long-term rate of return on assets was 8.5% in 1992 and 11% in 1991. Total pension expense for union-sponsored pension plans was $4.9 million in 1993, $5.1 million in 1992 and $5.4 million in 1991. The Company's portion of assets and liabilities for multi-employer union pension plans is not determinable.

NOTE 9:  CAPITAL STOCK
- -----------------------

Under the Company's Restated Certificate of Incorporation, 5.0 million shares of preferred stock are authorized. In 1989, the Company established a series of 1.6 million shares of Series B Convertible Preferred Stock of which 1.59 million shares were issued to the Company's ESOP. Each share of such preferred stock pays a cumulative dividend of 7.75% annually, has a liquidation value of $220 per share, is convertible into four shares of the Company's common stock and is voted with the common stock with an entitlement to 4.58 votes per preferred share.
  In December 1987, the Company adopted a Share Purchase Rights Plan and declared a distribution of one right on each outstanding share of the Company's common stock. Each right will entitle stockholders to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $150. The rights have no voting rights and are not exercisable until 10 days after the occurrence of certain triggering events, upon which the holders of the rights are entitled to purchase either the common stock of an acquiror or additional common stock of the Company at a discounted price. The rights are redeemable at the option of the Company for $.01 per right. The Company has established a series of 800,000 shares of Series A Junior Participating Preferred Stock in connection with the plan, none of which have been issued.
  There were approximately 4,100 holders of record of the Company's common stock at January 28, 1994.

NOTE 10:  INCENTIVE COMPENSATION AND STOCK PLANS
- -------------------------------------------------

Employee Stock Ownership Plan (ESOP) -- In 1988, the Company established an ESOP as a long-term employee benefit plan to supplement the Company's U.S. employee pension plan. In connection therewith, the ESOP purchased, in 1988 and 1989, approximately 800,000 common shares and 1.59 million Series B convertible preferred shares for an aggregate of $375.0 million. The ESOP provides for the awarding of shares of the Company's preferred and common stock on a noncontributory basis to eligible non-union employees of the Company. At December 26, 1993, 6.1 million shares of common stock were reserved for issuance in connection with this plan.
  Shares of stock held by the ESOP have been placed with the ESOP Trustee and are allocated to eligible employees annually. These common and preferred shares are allocated in the same proportion that the current year's principal and interest payments bear to the total principal and interest paid over the lives of the related borrowings. Each preferred share is convertible into four shares of the Company's common stock. The ESOP Trustee must convert the preferred shares when making distributions to participants upon their withdrawal from the ESOP. If at the time of such conversion, the price of the Company's common stock is below $55 per share, the Company must, at its option, either pay the difference in cash or issue additional common stock. As of December 26, 1993, approximately 59,800 shares of Series B Convertible Preferred Stock had been redeemed.
  The Company recognizes expense for this plan based upon cash contributions it makes to the ESOP. The ESOP services its debt requirements with amounts received from preferred dividends, common dividends earned on unallocated common shares and Company contributions. The following table summarizes ESOP debt service activity for the three years ended December 26, 1993:

(In thousands)                                      1993       1992       1991
- ------------------------------------------------------------------------------
Debt Requirements:
Principal                                        $22,721    $20,342    $16,499
Interest                                          26,932     28,885     30,281
- ------------------------------------------------------------------------------
Total                                            $49,653    $49,227    $46,780
- ------------------------------------------------------------------------------

Debt Service:
Dividends                                        $26,548    $27,019    $27,500
Company cash contributions                        23,105     22,208     19,280
- ------------------------------------------------------------------------------
Total                                            $49,653    $49,227    $46,780
- ------------------------------------------------------------------------------

Employee Stock Purchase Plan -- This plan permits eligible employees to purchase shares of the Company's common stock at 85% of market price. A total of 4.0 million shares of stock may be sold under the plan. The Company's only expense relating to this plan is for its administration. During 1993, 1992 and 1991, 99,809, 121,747 and 136,500 shares, respectively, were sold to employees under this plan. As of December 26, 1993, a total of 2.4 million shares were available for sale.

Savings Incentive Plan -- The Company maintains various qualified Savings Incentive Plans, whereby eligible employees may make voluntary contributions to these plans on a pre-tax salary reduction basis. The plans provide for uniform employer contributions to eligible employees of $.25 for each $1.00 contributed by participants up to 4% of the participants' compensation. These plans allow participants to invest their savings in various investments including the Company's common stock. Company contributions to these plans for each of the last three years were not material. The Company had 400,000 shares of common stock reserved for possible issuance under these plans at December 26, 1993.

Restricted Stock Plan for Outside Directors -- This plan provides for the granting of restricted shares of the Company's common stock to outside directors. The Company has reserved 50,000 shares of common stock in connection with this plan. Upon each election or re-election, each outside director receives an award of 300 shares of the Company's common stock for each year in the term for which he or she is elected. The Company granted 2,700, 2,100 and 3,900 shares of its common stock under this plan in 1993, 1992 and 1991, respectively. At December 26, 1993, 31,700 shares were available for future grant in connection with this plan.

1992 Long-Term Incentive Plan -- In 1992, the 1984 Long-Term Performance Plan was terminated and replaced with the 1992 Long-Term Incentive Plan. Remaining options outstanding under the 1984 plan at December 26, 1993 totaled 2.9 million shares. No further awards will be made under the 1984 plan. The 1992 plan provides for the granting of stock options or various other types of awards to eligible employees. General awards available under this plan, on an annual basis, are equal to nine-tenths of one percent (.009) of the adjusted average number of common shares outstanding used by the Company to calculate fully diluted net income per share for the preceding year, plus shares of stock available for awards in previous years which have not been awarded, and any previously forfeited or expired options. At December 26, 1993 and December 27, 1992, .7 million and .6 million shares, respectively, were available for general awards.
  An additional number of shares is available for replacement options. The number of shares available for replacement options is generally equal to four-tenths of one percent (.004) of the adjusted average number of common shares outstanding used by the Company to calculate fully diluted net income per share for the preceding year, plus shares available under the 1984 Long-Term Performance Plan for which no awards had been granted prior to its termination, plus shares of stock available for awards in previous years which have not been awarded, and any previously forfeited or expired replacement options. At December 26, 1993 and December 27, 1992, 2.0 million and 1.9 million shares, respectively, were available for replacement options. Shares not awarded in any year carry over and are available for award in subsequent years.
  Under the 1992 plan, only 3.0 million of the shares available for general awards may be used for certain outright stock awards and other stock-based awards, and only 3.0 million of the shares may be used for incentive stock options. No such awards have been granted. The option price is the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 11 years after the date the option is granted. At December 26, 1993, 3.4 million options were exercisable. A combined summary of stock option activity and prices is as follows:

(Shares in thousands)                       1993           1992           1991
- ------------------------------------------------------------------------------
Options Outstanding
Beginning of year                          5,261          5,596          5,252
Granted                                      889          1,187          1,060
Exercised                                 (1,131)        (1,293)          (686)
Cancelled                                   (126)          (229)           (30)
- ------------------------------------------------------------------------------
End of year                                4,893          5,261          5,596

Prices of Options
Granted                          $51 1/8-57 7/8 $41 1/4-50 3/8 $37 7/8-47 5/8
Exercised                         16 7/8-47 3/8      16 7/8-41      16 7/8-41
Outstanding at year end           16 7/8-57 7/8  16 7/8-57 3/4  16 7/8-57 3/4

NOTE 11:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
- ------------------------------------------------------

The Company provides postretirement health care and life insurance benefits to eligible employees under a variety of plans. Employees become eligible for these benefits if they meet age and service requirements. The tables below include QUNO plan information in 1992 only. For U.S. plans and effective January 1991, the Company provides a fixed medical contribution to participants who retire between the age of 55 to 65 and have 10 or more years of service. Medical coverage for these participants ends when they reach age 65. Retirees are also eligible for life insurance benefits, which are primarily a function of both the years of service and the level of compensation at retirement.

  Since 1992, the cost of postretirement medical and life benefits is accrued over the active service periods of employees to the date they attain full eligibility for such benefits. Previously, the cost of such benefits was generally expensed as claims were incurred. It is the Company's policy to fund postretirement benefits as claims are incurred.
  Postretirement benefit cost for 1993 and 1992 included the following components:

                                                                       1992
(In thousands)                                         1993       U.S.      Canada
- ----------------------------------------------------------------------------------
Service cost of benefits earned during the year     $   288    $   278     $   492

Interest cost on accumulated postretirement
 benefit obligation ("APBO")                          3,159      3,175       2,249
- ----------------------------------------------------------------------------------
Postretirement benefit cost                         $ 3,447    $ 3,453     $ 2,741
- ----------------------------------------------------------------------------------

  The plans' APBO and postretirement liability were composed of the following:

                                                                      Dec. 27, 1992
(In thousands)                                 Dec. 26, 1993        U.S.       Canada
- -------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Retirees                                           $37,193     $35,736      $15,578

  Active participants, fully eligible                  2,271       1,980        3,284

  Other participants                                   3,673       3,484        8,401
- -------------------------------------------------------------------------------------
APBO                                                  43,137      41,200       27,263

Unrecognized net loss due to actual experience
  varying from actuarial assumptions                  (1,488)          -            -
- -------------------------------------------------------------------------------------
Postretirement benefit liability                     $41,649     $41,200      $27,263
- -------------------------------------------------------------------------------------

  In determining the APBO for U.S. participants, the weighted average assumed discount rate used was 7.25% in 1993 and 8.25% in 1992, while the average rate of increase in future salary levels was 4.5% in 1993 and 5.5% in 1992. For Canadian employees, the discount rate was 8.5% and the average rate of increase in future salary levels was 6.5% in 1992. For U.S. plans, 13.4% and 11.0% increases in the cost of covered health care benefits were assumed for fiscal 1994 for pre-age 65 employees and post-age 65 employees, respectively. These rates were assumed to decrease ratably to 7.0% after 10 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year for U.S. employees would increase the total APBO at year-end 1993 by $2.8 million and the 1993 net benefit cost by $.2 million.

NOTE 12:   CONTRACTS PAYABLE FOR BROADCAST RIGHTS
- -------------------------------------------------
Contracts payable for broadcast rights are classified as current or long-term liabilities in accordance with the payment terms of the contracts. The fair value of these contracts payable was $299.4 million at December 26, 1993 and $298.2 million at December 27, 1992, using the discounted cash flow method. Required payments under contractual agreements for broadcast rights recorded at December 26, 1993 are:

                     (In thousands)               Amount
                      ----------------------------------
                       1994                     $142,686
                       1995                       82,575
                       1996                       54,610
                       1997                       23,144
                       1998                       10,893
                       Thereafter                 23,624

NOTE 13:  COMMITMENTS
- ---------------------
The Company has entered into commitments for broadcast rights that are not currently available for broadcast and are therefore not included in the financial statements. These commitments totaled approximately $256.0 million at December 26, 1993. Payments for broadcast rights generally commence when the programs become available for broadcast.
  The Company had commitments totaling $115.7 million at December 26, 1993 related to the purchase of property, plant and equipment and to talent contracts.

  The Company leases certain equipment and office and production space under various operating leases. Rental expense totaled $26.2 million in 1993, $28.0 million in 1992 and $27.3 million in 1991. Future minimum rental commitments under non-cancellable operating leases are $18.0 million in 1994, $16.1 million in 1995, $12.7 million in 1996, $11.3 million in 1997, $11.4 million in 1998 and
$81.1 million thereafter.

NOTE 14:  LEGAL PROCEEDINGS
- ---------------------------
The Company and its subsidiaries are defendants from time to time in actions for libel and other matters arising out of their business operations. In addition, the Company and its subsidiaries are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies. The Company does not believe that any such proceedings presently pending will have a material adverse effect on its consolidated financial position or results of operations.

NOTE 15:  SEGMENT INFORMATION
- -----------------------------
Tribune Company is an information and entertainment company engaged, through its subsidiaries, in the publishing of newspapers, books and information in print and digital formats and the broadcasting, production and syndication of information and entertainment. The Company's principal newspapers are the Chicago Tribune, the Fort Lauderdale-based Sun-Sentinel and The Orlando Sentinel. The Company's book and information publishing operations consist of Contemporary Books and Compton's. The Company's broadcasting operations consist of independent television stations in New York, Los Angeles, Chicago, Philadelphia, Atlanta, Denver and New Orleans, and six radio stations. In entertainment, the Company owns the Chicago Cubs baseball team and produces and syndicates television programming. The Company currently holds a 59% ownership interest in QUNO Corporation, which manufactures newsprint for sale to the Company's newspapers and other North American and overseas customers. Prior to February 1993, when QUNO completed an initial public offering, QUNO was a wholly owned subsidiary and was reported as the newsprint operations business segment. Beginning in 1993, QUNO is no longer consolidated in the Company's financial statements. Financial data for each of the Company's business segments is presented on page 51.

  Operating revenues by business segment include sales to unaffiliated customers and intercompany sales, which are made at prices prevailing in the industry at the time of sale. In calculating operating profit for each segment, none of the following items have been added or deducted: interest income and expense, non-operating gains and losses, equity in QUNO net loss or income taxes. Assets represent those identifiable tangible and intangible assets used in the operations of each segment.

  The Company's cost of sales by business segment is as follows:

(In thousands)                              1993         1992         1991
- --------------------------------------------------------------------------
Publishing                              $588,338   $  569,232   $  587,690
Broadcasting and Entertainment           410,007      384,860      350,839
- --------------------------------------------------------------------------
Total                                    998,345      954,092      938,529
Newsprint Operations (Canada)                  -      314,059      325,390
Intercompany (newsprint)                       -     (117,195)    (142,585)
- --------------------------------------------------------------------------
Total cost of sales                     $998,345   $1,150,956   $1,121,334
- --------------------------------------------------------------------------

Tribune Company and Subsidiaries
Business Segments

(In thousands of dollars)                                    1993           1992           1991
- --------------------------------------------------    -----------     ----------     ----------
Operating        Publishing                            $1,229,402     $1,176,180     $1,150,882
Revenues         Broadcasting and Entertainment (1)       727,213        684,051        617,514
                 Intercompany                              (4,105)        (4,361)        (3,966)
                                                       ----------     ----------     ----------
                     Total                              1,952,510      1,855,870      1,764,430
                 Newsprint Operations (Canada)                  -        366,269        422,128
                 Intercompany                                   -       (117,195)      (142,585)
                                                       ----------     ----------     ----------
                 Total operating revenues              $1,952,510     $2,104,944     $2,043,973
                                                       ----------     ----------     ----------

Operating        Publishing (2)                        $  255,121     $  224,509     $  217,031
Profit (Loss)    Broadcasting and Entertainment (1)       125,684        121,267        100,175
                 Corporate expenses                       (24,402)       (23,643)       (22,256)
                                                       ----------     ----------     ----------
                     Total                                356,403        322,133        294,950
                 Newsprint Operations (Canada)                  -        (53,770)        (6,975)
                                                       ----------     ----------     ----------
                 Total operating profit                $  356,403     $  268,363     $  287,975
                                                       ----------     ----------     ----------

Capital          Publishing                            $   56,838     $   67,391     $   34,683
Expenditures     Broadcasting and Entertainment            18,782         20,958         20,305
                                                       ----------     ----------     ----------
                     Total                                 75,620         88,349         54,988
                 Newsprint Operations (Canada)                  -         41,883         38,943
                                                       ----------     ----------     ----------
                 Total capital expenditures            $   75,620     $  130,232     $   93,931
                                                       ----------     ----------     ----------

Depreciation     Publishing                            $   67,559     $   64,345     $   61,988
and              Broadcasting and Entertainment            35,203         31,753         28,871
Amortization                                           ----------     ----------     ----------
of Intangible        Total                                102,762         96,098         90,859
Assets           Newsprint Operations (Canada)                  -         43,481         46,189
                                                       ----------     ----------     ----------
                 Total depreciation and amortization
                  of intangible assets                 $  102,762     $  139,579     $  137,048
                                                       ----------     ----------     ----------

Assets           Publishing                            $  988,348     $  856,383     $  861,875
                 Broadcasting and Entertainment         1,155,331      1,149,482      1,120,066
                 Corporate                                392,731        133,181        132,186
                 Intercompany receivables                       -        (10,747)       (18,733)
                                                       ----------     ----------     ----------
                     Total                              2,536,410      2,128,299      2,095,394
                 Newsprint Operations (Canada)                  -        623,271        699,904
                                                       ----------     ----------     ----------
                 Total assets                          $2,536,410     $2,751,570     $2,795,298
                                                       ----------     ----------     ----------

(1)  1992 includes $12.3 million of Major League Baseball expansion fees.
(2) 1992 includes a $15.3 million pretax charge for the closure of The Peninsula Times Tribune.

Tribune Company and Subsidiaries

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

FINANCIAL STATEMENTS
- --------------------

Management is responsible for the preparation, integrity and fair presentation of the Company's consolidated financial statements and related financial information included in this annual report to stockholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts that are based on management's best estimates and judgments.

   The consolidated financial statements were examined by Price Waterhouse, independent accountants, and their report is shown below. Price Waterhouse was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent accountants during their audit were valid and appropriate.

INTERNAL CONTROL SYSTEM
- -----------------------

Management is also responsible for establishing and maintaining a system of internal control, designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system of internal controls is continually reviewed for its effectiveness and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit. Each year, the Company's independent accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

   The Audit Committee of the Board of Directors is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee consists of four independent directors. The Committee meets with representatives of management, the independent accountants and internal auditors to discuss financial reporting, accounting and internal control matters. Price Waterhouse and the internal auditors have direct access to the Audit Committee.

Charles T. Brumback           Donald C. Grenesko
Chairman/CEO                  Senior Vice President and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TRIBUNE COMPANY
- -------------------------------------------------------------

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of cash flows and of stockholders' investment present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries at December 26, 1993 and December 27, 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Note 1 to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions, for income taxes and for postemployment benefits.

Price Waterhouse

Chicago, Illinois
January 28, 1994

Tribune Company and Subsidiaries
Quarterly Results (Unaudited)

                                                                                            Quarters
1993  (In thousands of dollars, except per share data)           First          Second        Third         Fourth         Total
- ----------------------------------------------------------  --------------    ----------   ----------   --------------   ----------

Operating       Publishing                                  $      294,583    $  301,536   $  292,363   $      340,920   $1,229,402
Revenues        Broadcasting and Entertainment                     140,981       216,903      195,352          173,977      727,213
                Intercompany                                        (1,016)         (996)      (1,046)          (1,047)      (4,105)
                                                            --------------    ----------   ----------   --------------   ----------
                Total operating revenues                    $      434,548    $  517,443   $  486,669   $      513,850   $1,952,510
                                                            --------------    ----------   ----------   --------------   ----------

Operating       Publishing                                  $       55,729    $   63,697   $   52,546   $       83,149   $  255,121
Profit (Loss)   Broadcasting and Entertainment                       9,170        49,254       32,053           35,207      125,684
                Corporate expenses                                  (5,798)       (5,860)      (6,345)          (6,399)     (24,402)
                                                            --------------    ----------   ----------   --------------   ----------
                Total operating profit                              59,101       107,091       78,254          111,957      356,403
                                                            --------------    ----------   ----------   --------------   ----------

Equity in QUNO net loss                                             (2,711)       (2,757)      (5,849)          (7,038)     (18,355)
Net interest expense                                                (3,779)          (73)        (173)          (1,596)      (5,621)
                                                            --------------    ----------   ----------   --------------   ----------

Income Before Income Taxes                                          52,611       104,261       72,232          103,323      332,427
Income taxes                                                       (22,960)      (41,976)     (33,637)         (45,248)    (143,821)
                                                            --------------    ----------   ----------   --------------   ----------

Net Income                                                          29,651        62,285       38,595           58,075      188,606
Preferred dividends, net of tax                                     (4,628)       (4,628)      (4,672)          (4,511)     (18,439)
                                                            --------------    ----------   ----------   --------------   ----------

Net Income Attributable to Common Shares                    $       25,023    $   57,657   $   33,923   $       53,564   $  170,167
                                                            --------------    ----------   ----------   --------------   ----------

Net Income Per Share (1)
                Primary                                     $          .38    $      .87   $      .51   $          .80   $     2.56
                                                            --------------    ----------   ----------   --------------   ----------
                Fully diluted                               $          .36    $      .80   $      .48   $          .73   $     2.36
                                                            --------------    ----------   ----------   --------------   ----------

Common Dividends Per Share                                   $         .24     $     .24    $     .24   $          .24   $      .96
                                                            --------------    ----------   ----------   --------------   ----------

Common Stock Price (High - Low)                             $56 7/8-47 5/8    $56 1/4-50   $55-48 3/8   $61 1/4-50 7/8
                                                            --------------    ----------   ----------   --------------



Notes to Quarterly Results:
(1) Quarterly and full year net income per share amounts are calculated independently based on the weighted average number of common shares applicable for each period.

(2) Fourth quarter 1992 includes Major League Baseball expansion fees of $12.3 million, before tax, which increased fourth quarter and full year primary net income per share by $.12.

(3) Fourth quarter 1992 includes a pretax charge for the closure of The Peninsula Times Tribune of $15.3 million, which decreased fourth quarter and full year primary net income per share by $.12.

(4) Relates to the adoption in 1992 of new accounting rules for retiree benefits, income taxes and postemployment benefits.

       1992 (In thousands of dollars,                                                    Quarters
           except per share data)                         First           Second            Third           Fourth            Total
- ----------------------------------------------------   --------         --------         --------         --------       ----------
Operating       Publishing                             $285,788         $297,276         $280,380         $312,736       $1,176,180
Revenues        Broadcasting
                  and Entertainment (2)                 127,295          196,424          183,293          177,039          684,051
                Intercompany                             (1,069)          (1,186)          (1,020)          (1,086)          (4,361)
                                                       --------         --------         --------         --------       ----------
                Total                                   412,014          492,514          462,653          488,689        1,855,870
                Newsprint Operations (Canada)            90,832           90,566           89,950           94,921          366,269
                Intercompany                            (32,408)         (27,185)         (26,115)         (31,487)        (117,195)
                                                       --------         --------         --------         --------       ----------
                Total operating revenues               $470,438         $555,895         $526,488         $552,123       $2,104,944
                                                       --------         --------         --------         --------       ----------

Operating       Publishing (3)                         $ 51,396         $ 65,342         $ 49,935         $ 57,836       $  224,509
Profit (Loss)   Broadcasting                              5,897           43,389           34,769           37,212          121,267
                  and Entertainment (2)
                Corporate expenses                       (5,495)          (5,574)          (6,232)          (6,342)         (23,643)
                                                       --------         --------         --------         --------       ----------
                Total                                    51,798          103,157           78,472           88,706          322,133
                Newsprint Operations (Canada)           (15,093)         (15,765)         (12,192)         (10,720)         (53,770)
                                                       --------         --------         --------         --------       ----------
                Total operating profit                   36,705           87,392           66,280           77,986          268,363
                                                       --------         --------         --------         --------       ----------
Net interest expense                                    (10,012)          (9,144)          (8,761)          (7,555)         (35,472)
                                                       --------         --------         --------         --------       ----------
Income Before Income Taxes                               26,693           78,248           57,519           70,431          232,891
Income Taxes                                            (11,077)         (33,245)         (23,519)         (28,425)         (96,266)
                                                       --------         --------         --------         --------       ----------
Income Before Cumulative Effects of Changes
  in Accounting Principles                               15,616           45,003           34,000           42,006          136,625
Cumulative effects of changes in accounting
  principles, net of tax (4)                            (16,800)               -                -                -          (16,800)
                                                       --------         --------         --------         --------       ----------
Net Income (Loss)                                        (1,184)          45,003           34,000           42,006          119,825
Preferred dividends, net of tax                          (4,542)          (4,542)          (4,542)          (4,542)         (18,168)
                                                       --------         --------         --------         --------       ----------
Net Income (Loss) Attributable to
  Common Shares                                        $ (5,726)        $ 40,461         $ 29,458         $ 37,464        $ 101,657
                                                       --------         --------         --------         --------       ----------
Net Income (Loss) Per Share (1)
             Primary:
                Before cumulative effects
                 of changes in accounting
                 principles                            $    .17         $    .62         $    .45         $   .57         $    1.82
                Cumulative effects of
                 accounting changes, net (4)           $   (.26)               -                -               -              (.26)
                                                       --------         --------         --------         --------       ----------
             Net income (loss)                         $   (.09)        $    .62         $    .45         $   .57         $    1.56
                                                       --------         --------         --------         --------       ----------
             Fully diluted:
                Before cumulative effects
                 of changes in accounting
                 principles                            $    .17         $    .58         $    .43         $   .53         $    1.70
                Cumulative effects of
                 accounting changes, net (4)           $   (.26)               -                -                -             (.24)
                                                       --------         --------         --------         --------       ----------
             Net income (loss)                         $   (.09)        $    .58         $    .43         $   .53         $    1.46
                                                       --------         --------         --------         --------       ----------
Common Dividends Per Share                             $    .24         $    .24         $    .24         $   .24         $     .96
                                                       --------         --------         --------         --------       ----------
Common Stock Price (High - Low)                        $46 3/4-         $47 1/2-         $47 1/4-         $50 3/4-
                                                        39 1/2           38 3/4               40           42 3/8
                                                       --------         --------         --------         --------

Tribune Company and Subsidiaries
Eleven Year Financial Summary

(Dollars in thousands,
 except per share data)                               1993                    1992                    1991                    1990
- ---------------------------------               ----------               ---------               ---------               ---------
Operating Results
Operating Revenues
Publishing excluding Daily News                 $1,229,402               1,176,180               1,150,882               1,205,619
New York Daily News                             $        -                       -                       -                 321,823
Broadcasting and Entertainment                  $  727,213                 684,051                 617,514                 623,981
Intercompany                                    $   (4,105)                 (4,361)                 (3,966)                 (3,248)
                                                ----------               ---------               ---------               ---------
Total                                           $1,952,510               1,855,870               1,764,430               2,148,175
Newsprint Operations (Canada)                   $        -                 366,269                 422,128                 351,738
Intercompany                                    $        -                (117,195)               (142,585)               (137,986)
                                                ----------               ---------               ---------               ---------
Total Operating Revenues                        $1,952,510               2,104,944               2,043,973               2,361,927
Operating Profit (Loss)
Publishing excluding Daily News                 $  255,121                 224,509                 217,031                 278,594
New York Daily News                             $        -                       -                       -                (114,468)
Broadcasting and Entertainment                  $  125,684                 121,267                 100,175                 107,528
Corporate expenses                              $  (24,402)                (23,643)                (22,256)                (22,654)
                                                ----------               ---------               ---------               ---------
Total                                           $  356,403                 322,133                 294,950                 249,000
Newsprint Operations (Canada)                   $        -                 (53,770)                 (6,975)                (11,058)
                                                ----------               ---------               ---------               ---------
Total Operating Profit                          $  356,403                 268,363                 287,975                 237,942
Equity in QUNO net loss                         $  (18,355)                      -                       -                       -
Net interest expense                            $   (5,621)                (35,472)                (46,100)                (37,170)
Other                                           $        -                       -                       -                (295,000)
                                                ----------               ---------               ---------               ---------
Income (loss) before income taxes               $  332,427                 232,891                 241,875                 (94,228)
Income taxes                                    $ (143,821)                (96,266)                (99,894)                 30,695
                                                ----------               ---------               ---------               ---------
Income (Loss) Before Cumulative Effects of
   Changes in Accounting Principles             $  188,606                 136,625                 141,981                 (63,533)
Cumulative effects of changes in accounting
 principles                                     $        -                 (16,800)                      -                       -
                                                ----------               ---------               ---------               ---------
Net Income (Loss)(1)                            $  188,606                 119,825                 141,981                 (63,533)

Share Information
Primary net income (loss) per share(1)          $     2.56                    1.56                    1.94                   (1.22)
Common dividends per share                      $      .96                     .96                     .96                     .96
Stockholders' investment per share              $    15.54                   13.32                   12.78                   11.68
Weighted average common
 shares outstanding (000's)                         66,371                  65,018                  64,364                  66,032

Financial Ratios
Operating profit margin                               18.3%                   12.7%                   14.1%                   10.1%
Net income margin                                      9.7%                    5.7%                    6.9%                  (2.7)%
Net income as a percentage of average
   stockholders' investment                           18.8%                   13.6%                   17.6%                  (6.9)%
Long-term debt to total capital                         30%                     43%                     47%                     51%

Financial Position Data
Total assets                                    $2,536,410               2,751,570               2,795,298               2,826,099
Long-term debt                                  $  510,838                 740,979                 897,835                 998,962
Stockholders' investment                        $1,095,627                 911,889                 851,699                 764,512

Cash Flow and Other Data
Capital expenditures                            $   75,620                 130,232                  93,931                 148,897
Repurchase (issuance) of treasury stock, net    $  (46,138)                (31,918)                (10,007)                178,517
Dividends                                       $   81,927                  80,407                  78,415                  80,110
Amortization of broadcast rights                $  236,468                 233,859                 207,392                 228,605
Employees (full-time equivalents)                    9,900                  12,400                  12,900                  16,100

(1)    Includes the cumulative effects of accounting changes of $16.8 million or $.26 per share in 1992, charges relating to New
       York Daily News totaling $255.0 million or $3.86 per share in 1990, and significant non-recurring items including: a net loss of $21.1 million or $.27 per share in 1987 and a net gain of $151.6 million or $1.88 per share in 1986.

           1989         1988        1987        1986        1985        1984        1983
       ---------    ---------   ---------   ---------   ---------   ---------   ---------
      1,216,380    1,132,033   1,053,194     950,864     950,693     873,099     755,291
        422,024      436,843     419,853     411,840     405,862     402,509     384,287
        584,326      505,729     485,276     466,231     384,723     322,082     260,083
         (3,434)      (3,348)     (3,322)     (2,474)     (2,520)     (2,010)     (1,648)
       ---------    ---------   ---------   ---------   ---------   ---------   ---------
      2,219,296    2,071,257   1,955,001   1,826,461   1,738,758   1,595,680   1,398,013
        456,666      462,550     385,023     378,181     368,554     356,433     342,308
       (213,458)    (191,809)   (182,879)   (175,811)   (170,235)   (156,616)   (151,598)
       ---------    ---------   ---------   ---------   ---------   ---------   ---------
      2,462,504    2,341,998   2,157,145   2,028,831   1,937,077   1,795,497   1,588,723

        299,282      248,567     239,358     209,525     171,932     149,623     118,214
         (2,179)      15,167     (47,357)     (9,228)      3,040      (4,817)     21,840
         96,803       77,754      62,858      65,537      45,693      41,182      40,471
        (22,100)     (22,699)    (25,815)    (17,650)    (19,459)    (15,441)    (13,861)
       ---------    ---------   ---------   ---------   ---------   ---------   ---------
        371,806      318,789     229,044     248,184     201,206     170,547     166,664
         61,285       99,154      73,009      33,126      40,206      17,929     (21,002)
       ---------    ---------   ---------   ---------   ---------   ---------   ---------
        433,091      417,943     302,053     281,310     241,412     188,476     145,662
              -            -           -           -           -           -           -
        (25,340)     (39,515)    (32,459)    (35,026)    (16,416)    (16,283)    (28,027)
          3,133            -           -     276,587       6,466      14,421      (4,823)
       ---------    ---------   ---------   ---------   ---------   ---------   ---------
        410,884      378,428     269,594     522,871     231,462     186,614     112,812
       (168,463)    (168,022)   (128,057)   (230,001)   (107,618)    (83,571)    (43,545)
       ---------    ---------   ---------   ---------   ---------   ---------   ---------

        242,421      210,406     141,537     292,870     123,844     103,043      69,267
              -            -           -           -           -           -           -
       ---------    ---------   ---------   ---------   ---------   ---------   ---------
        242,421      210,406     141,537     292,870     123,844     103,043      69,267


           3.17         2.78        1.80        3.63        1.53        1.28         .95
            .88          .76         .64         .52         .44         .38         .34
          15.60        15.88       14.35       13.91       11.19       10.23        9.55
         72,390       75,636      78,536      80,677      81,045      80,801      73,251


           17.6%        17.8%       14.0%       13.9%       12.5%       10.5%        9.2%
            9.8%         9.0%        6.6%       14.4%        6.4%        5.7%        4.4%

           21.4%        18.4%       12.9%       29.1%       14.3%       12.9%       10.1%
             40%          32%         31%         29%         41%         20%         22%


      3,013,537    2,905,382   2,738,484   2,571,432   2,445,924   1,737,142   1,635,416
        880,686      650,118     551,651     522,750     732,521     244,982     255,889
      1,077,996    1,188,480   1,094,943   1,101,274     908,486     827,676     771,540


        238,307      213,596     191,895     147,726     171,687     122,352      97,278
        296,738       56,185     108,647      65,893      (5,692)     (2,336)   (123,325)
         75,298       57,416      50,025      42,201      35,490      30,383      25,016
        221,897      192,045     169,921     155,183      83,463      66,888      50,913
         17,100       16,800      16,800      17,300      18,700      18,400      18,700


                       TRIBUNE COMPANY AND SUBSIDIARIES
                            APPENDIX TO EXHIBIT 13
                             DESCRIPTION OF GRAPHS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  Annual Report
   Page Number      Description
  ------------      -----------
      28            Bar graph of Net Income (Excluding Accounting
                    Changes and Daily News) (in millions).
                    1989 - $244, 1990 - $191, 1991 - $142,
                    1992 - $137, 1993 - $189.

      29 Bar graph of Operating Profit Excluding QUNO and Daily News (in millions). 1989 - $374,
                    1990 - $364, 1991 - $295, 1992 - $322,
                    1993 - $356.

      29            Pie Chart of 1993 Consolidated Expenses as a
                    Percent of Revenues. Compensation - 28%,
                    Amortization of Broadcast Rights - 12%,
                    Newsprint & Ink - 9%, Other - 33%,
                    Operating Margin - 18%.

      30            Stacked bar graph of Publishing Advertising
                    Revenues Excluding Daily News (in millions).
                    Retail, 1989 - $456, 1990 - $443, 1991 - $429,
                    1992 - $428, 1993 - $435; General, 1989 - $129,
                    1990 - $129, 1991 - $124, 1992 - $129, 1993 -
                    $121; Classified, 1989 - $374, 1990 - $356,
                    1991 - $301, 1992 - $312, 1993 - $337.

      31            Pie Chart of 1993 Publishing Revenues by
                    Market. Chicago - 53%, Fort Lauderdale - 20%,
                    Orlando - 16%, Virginia/CA - 5%, National - 6%.

      31            Bar graph of % Recycled Newsprint (Share of
                    Tons Consumed Containing Recycled Fiber).
                    1989 - 23%, 1990 - 15%, 1991 - 29%, 1992 - 67%,
                    1993 - 96%.

      32            Bar graph of Net Investment in Broadcast Rights
                    (in millions). 1989 - $162, 1990 - $136, 1991 -
                    $103, 1992 - $53, 1993 - $24.

      33            Bar graph of Net Interest Expense (in millions).
                    1989 - $25, 1990 - $37, 1991 - $46, 1992 - $35,
                    1993 - $6.

      34            Bar graph of Long-Term Debt to Total Capital.
                    1989 - 40%, 1990 - 51%, 1991 - 47%, 1992 - 43%,
                    1993 - 30%.

      34            Bar graph of return on Equity (Excluding
                    Accounting Changes and Daily News). 1989 -
                    21.5%, 1990 - 18.3%, 1991 - 17.6%, 1992 - 15.3%,
                    1993 - 18.8%.