Form 10-K405, Exhibit 13
period 1994-12-25
TRIBUNE CO
filed 1995-03-22
CIK 726513

                                                                      Exhibit 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

     The following discussion presents the significant factors that have affected the businesses of Tribune Company and its subsidiaries (the "Company") over the last three years. This commentary should be read in conjunction with the Company's consolidated financial statements and Eleven Year Financial Summary, which are also presented in this annual report.

SIGNIFICANT EVENTS AND TRENDS
- -----------------------------

The Major League Baseball players' contract expired on December 31, 1993. The Major League Baseball Players Association initiated a strike on August 12, 1994, and on August 28, 1994, the owners cancelled the remainder of the Major League Baseball season. Negotiations to settle the strike are continuing. The strike impacted the Company's Chicago Cubs baseball operations, and, to a lesser extent, television and radio operations. In total, the baseball strike negatively impacted the Company's primary earnings per share by approximately $.10. The Company cannot predict the ultimate outcome of the negotiations.

     The North American newsprint industry has begun to increase newsprint prices due to increased demand for newsprint in the U.S. and overseas. Price increases in 1994 and announced 1995 increases for March 1 and May 1 would result in an approximate 40% increase in average newsprint selling prices in 1995 over 1994. This will increase newsprint expense at the Company's newspapers in 1995 by approximately $70 million. The Company expects to offset the increase, at least in part, through cost controls and expected revenue increases. QUNO Corporation, a Canadian newsprint manufacturer in which the Company has a 34% equity investment, will benefit from the price increases in 1995.

RESULTS OF OPERATIONS
- ---------------------

The Company's fiscal year ends on the last Sunday of the calendar year. Fiscal years 1994, 1993 and 1992 all included 52 weeks.

CONSOLIDATED
The Company's consolidated financial results as reported for 1994, 1993 and 1992 were as follows:

                                                                                  Change
(Dollars in millions, except per share amounts)      1994     1993     1992     94-93  93-92
- --------------------------------------------------------------------------------------------
Operating revenues                                 $2,154   $1,947   $2,100     + 11%  -  7%
Operating profit                                      396      356      268     + 11%  + 33%
Equity in QUNO net loss                                (6)     (18)       -     + 65%     *
Gain on QUNO stock sale                                39        -        -        *      -
Net income                                            242      189      120     + 28%  + 57%
     Before gain on QUNO stock sale/
        accounting changes                            229      189      137     + 21%  + 38%
Primary net income per share                         3.32     2.56     1.56     + 30%  + 64%
     Before gain on QUNO stock sale/
        accounting changes                           3.13     2.56     1.82     + 22%  + 41%
* Not Meaningful

  On February 17, 1993, the Company's previously wholly owned newsprint subsidiary, QUNO, completed an initial public offering of 9 million shares of common stock. Subsequent to the offering, the Company held 49% of the voting common shares and 59% of QUNO's total 22 million outstanding common shares. On April 14, 1994, the Company reduced its ownership holdings in QUNO to 34% by selling 5.5 million shares of QUNO common stock. The sale of the shares resulted in an after-tax gain of approximately $13 million, or $.19 per share on a primary basis. The pretax gain on the sale was $39 million. The Company also holds a $138.8 million subordinated debenture, convertible into 11.7 million voting common shares of QUNO. The Company has accounted for its investment in QUNO using the equity method since the beginning of 1993. Prior year statements were not restated.

  Effective as of the beginning of 1992, the Company adopted three new accounting standards related to income taxes, postretirement benefits and postemployment benefits. The cumulative effect of these rules resulted in a net after-tax charge against 1992 earnings of $16.8 million, or $.26 per share on a primary basis.

                             [GRAPH APPEARS HERE]

NET INCOME PER SHARE -- The 22% increase in 1994 primary net income per share before the gain on the QUNO stock sale was due to higher profits at the media businesses, lower equity losses from QUNO and lower net interest expense. The 41% increase in 1993 primary net income per share before accounting changes was due to higher profits at the media businesses, lower QUNO losses and a reduction in the Company's share of those losses, and lower net interest expense. Average common shares outstanding increased 1% in 1994 and 2% in 1993.

OPERATING PROFIT AND REVENUES -- The following table shows consolidated operating revenues, EBITDA (earnings before equity in QUNO net loss, gain on QUNO stock sale, interest, taxes, depreciation and amortization) and operating profit by business segment, excluding QUNO from 1992:

                             [GRAPH APPEARS HERE]

                                                                  Change
(Dollars in millions)                 1994     1993     1992   94-93  93-92
- ----------------------------------------------------------------------------

Operating Revenues
    Publishing                      $1,292   $1,199   $1,167   +   8% +   3%
    Broadcasting & Entertainment       764      727      684   +   5% +   6%
    New Media/Education                 98       21        -   + 364%     *
- ----------------------------------------------------------------------------
Total operating revenues            $2,154   $1,947   $1,851   +  11% +   5%
- ----------------------------------------------------------------------------

EBITDA
    Publishing                      $  359   $  318   $  288   +  13% +  11%
    Broadcasting & Entertainment       168      161      153   +   4% +   5%
    New Media/Education                 10        4        -   + 175%     *
    Corporate expenses                 (25)     (24)     (23)  -   4% -   4%
- ----------------------------------------------------------------------------
Total EBITDA                        $  512   $  459   $  418   +  12% +  10%
- ----------------------------------------------------------------------------

Operating profit
    Publishing                      $  287   $  253   $  225   +  14% +  13%
    Broadcasting & Entertainment       132      125      121   +   5% +   4%
    New Media/Education                  3        2        -   +  37%     *
    Corporate expenses                 (26)     (24)     (24)  -   7% -   3%
- ----------------------------------------------------------------------------
Total operating profit              $  396   $  356   $  322   +  11% +  11%
- ----------------------------------------------------------------------------
* Not Meaningful

  As shown above, consolidated 1994 revenues were up 11%, or $207 million from 1993, with each of the segments reporting gains. New media/education, previously included in the publishing segment, includes Contemporary Books, Compton's NewMedia and The Wright Group, acquired July 1993, September 1993 and February 1994, respectively. A more detailed discussion of this new segment begins on page 39. Consolidated 1993 revenues increased 5%, or $96 million, from 1992.

  Consolidated operating profit increased 11%, or $40 million, in 1994. Publishing was up $34 million and broadcasting and entertainment was up $7 million, primarily due to increased advertising revenues. Consolidated 1994 EBITDA was up $53 million, or 12%, due primarily to publishing, which was up $41 million. Consolidated operating profit increased 11% and EBITDA increased 10% in 1993, primarily due to increased revenues.

                             [GRAPH APPEARS HERE]

OPERATING EXPENSES -- Consolidated operating expenses, excluding QUNO from 1992, were as follows:

                                                                Change
(Dollars in millions)                  1994    1993    1992  94-93  93-92
- -------------------------------------------------------------------------
Cost of sales                        $1,078  $1,026  $  985  +  5%  +  4%
Selling, general & administrative       565     462     448  + 22%  +  3%
Depreciation & amortization
  of intangible assets                  115     103      96  + 12%  +  7%
- -------------------------------------------------------------------------
Total operating expenses             $1,758  $1,591  $1,529  + 11%  +  4%
- -------------------------------------------------------------------------

  The 5% increase in cost of sales in 1994 was due primarily to the additional costs from five acquisitions made since mid-1993, increased newsprint and ink expense and increased compensation expense. Excluding the acquisitions, cost of sales increased $14 million, or 1%, in 1994. Newsprint and ink expense was up $5 million, or 3%, and compensation expense was up $6 million, or 2%. In 1993, the 4% increase in cost of sales resulted primarily from increased compensation costs of $12 million, or 4%, higher newsprint and ink expense of $11 million, or 6%, and the acquisitions of Contemporary Books and Compton's in 1993. Cost of sales was 50% of revenues in 1994 and 53% in 1993 and 1992.

  SG&A expense increased 22% in 1994 from 1993, mainly due to acquisitions. Excluding the acquisitions, SG&A expense increased $41 million, or 9%, due primarily to increased compensation costs of $12 million, or 6%, and increased sales costs of $14 million, or 20%. The 3% increase in SG&A expense in 1993 from 1992 was mainly attributable to increased compensation costs of $10 million, or 4%. The increase in depreciation and amortization of intangible assets in both 1994 and 1993 was principally due to the acquisitions and capital expenditures.

PUBLISHING

OPERATING PROFIT AND REVENUES -- The following table shows publishing operating revenues, EBITDA and operating profit split between daily newspapers and other publications/services/development. The latter category includes syndication of editorial products, advertising placement services, alternative publications, alternate delivery services, direct mail operations, online/electronic products and, for EBITDA and operating profit, the Company's equity losses from its investment in Picture Network International.

                             [GRAPH APPEARS HERE]

                                                                               Change
(Dollars in millions)                            1994     1993     1992    94-93    93-92
- ------------------------------------------------------------------------------------------
Operating revenues
    Daily newspapers                           $1,214   $1,133   $1,105   +    7%  +   3%
    Other publications/services/development        78       66       62   +   18%  +   6%
- ------------------------------------------------------------------------------------------
Total operating revenues                       $1,292   $1,199   $1,167   +    8%  +   3%
- ------------------------------------------------------------------------------------------

EBITDA
    Daily newspapers                           $  366   $  321   $  294   +   14%  +   9%
    Other publications/services/development        (7)      (3)      (6)  -  121%  +  45%
- ------------------------------------------------------------------------------------------
Total EBITDA                                   $  359   $  318   $  288   +   13%  +  11%
- ------------------------------------------------------------------------------------------

Operating profit
    Daily newspapers                           $  297   $  259   $  233   +   15%  +  11%
    Other publications/services/development       (10)      (6)      (8)  -   85%  +  32%
- ------------------------------------------------------------------------------------------
Total operating profit                         $  287   $  253   $  225   +   14%  +  13%
- ------------------------------------------------------------------------------------------

  Operating revenues increased 8%, or $93 million, in 1994 due primarily to increased advertising revenues of 10%, or $88 million. Operating revenues increased 3%, or $32 million, in 1993 due to increased advertising revenues of 3%, or $24 million. Publishing operating profit rose to $287 million in 1994, a $34 million increase from 1993. This increase resulted from higher revenues, partially offset by increased costs to support these revenues and higher development expenditures. The 1993 operating profit increase of 13% was principally due to higher 1993 revenues and the absence of the $15.3 million pretax charge recorded in 1992 for the March 12, 1993 closure of the Times Tribune in Palo Alto. Excluding the Times Tribune from 1992, 1993 revenues grew 4% while operating profits rose 5%.

  Daily newspaper operating margins for 1994 were 24.5% compared to 22.8% in 1993 and 21.1% in 1992. The increase each year was due primarily to higher revenues.

  Total publishing revenues by classification, excluding the Times Tribune from 1992, were as follows:

                                                                    Change
(Dollars in millions)                      1994   1993    1992   94-93   93-92
- ------------------------------------------------------------------------------

Advertising
Retail                                   $  461  $  435  $  420  +   6%  +  4%
General                                     135     121     127  +  12%  -  5%
Classified                                  385     337     305  +  14%  + 11%
- ------------------------------------------------------------------------------
     Total advertising                      981     893     852  +  10%  +  5%
Circulation                                 243     246     236  -   1%  +  4%
Other                                        68      60      60  +  13%  -  2%
- ------------------------------------------------------------------------------
Total revenues                           $1,292  $1,199  $1,148  +   8%  +  4%
- ------------------------------------------------------------------------------

                             [GRAPH APPEARS HERE]

  All of the Company's newspapers reported improvements in each of the three advertising categories in 1994 due to both linage and advertising rate increases. The 6% rise in retail advertising revenues was due to increases in department store and food and drug categories at nearly all of the newspapers. General advertising revenues climbed 12% due to higher advertising in the transportation and media categories. Classified advertising revenues rose 14% due to increases in help wanted, automotive and real estate advertising.

  Retail advertising revenues were up 4% in 1993 due to increases in the electronics and department store categories in Chicago and Fort Lauderdale. General advertising revenues declined 5% in 1993 due principally to lower advertising in the transportation and resorts categories at nearly all of the newspapers. Classified advertising revenues rose mainly due to increases in help wanted and automotive advertising. All newspapers reported improved classified advertising except the Company's newspaper in Escondido, California.

  The following table presents 1994, 1993 and 1992 advertising linage, excluding the Times Tribune from 1992:

                                                                   Change
(Inches in thousands)                  1994    1993    1992    94-93    93-92
- ------------------------------------------------------------------------------

Full run
Retail                                 4,623   4,444   4,406  +   4%    +   1%
General                                  754     641     710  +  18%    -  10%
Classified                             6,915   6,502   6,023  +   6%    +   8%
- ------------------------------------------------------------------------------
     Total full run                   12,292  11,587  11,139  +   6%    +   4%
Part run                              10,644  10,050  10,156  +   6%    -   1%
Preprint                              10,646   9,822   9,101  +   8%    +   8%
- ------------------------------------------------------------------------------
Total inches                          33,582  31,459  30,396  +   7%    +   3%
- ------------------------------------------------------------------------------

The 1994 increases in all categories reflect improved economic conditions in most of the Company's major markets. Preprint linage also benefited from an increase in the number of advertising zones offered by the Company's newspapers. Increased zones enable advertisers to target special market areas for their advertisements. The 1993 increases in retail and classified full run linage reflect generally improved economic conditions. The decrease in general full run linage in 1993 reflects a shift in advertising to preprints. The 1993 increase in preprint advertising linage is mainly attributable to the increased number of advertising zones offered by the Company's newspapers.


                             [GRAPH APPEARS HERE]


  Circulation revenues decreased 1% in 1994 due to declining copies and, excluding the Times Tribune from 1992, increased 4% in 1993 due primarily to increased newspaper prices. Total average daily circulation decreased 1% in 1994 to 1,370,000 copies from 1,386,000 copies in 1993, while total average Sunday circulation decreased 1% to 2,027,000 in 1994 from 2,041,000 copies in 1993. Total average daily circulation, excluding the Times Tribune, decreased 2% in 1993 from 1,408,000 copies in 1992, while total average Sunday circulation increased 1% from 2,029,000 copies in 1992. The decrease in average daily circulation for both years was primarily due to pricing action in Chicago, Orlando and Newport News in 1992 and a general circulation decline experienced by the newspaper industry, offset partially by an increase in circulation in Fort Lauderdale.

  Other revenues are derived from advertising placement services; the syndication of columns, features, information and comics to newspapers; commercial printing operations; direct mail operations; and other publishing-related activities. The increase in 1994 resulted primarily from higher revenues from advertising placement services. Other revenues declined 2% in 1993 due to a decrease in commercial printing revenues.

Operating Expenses -- Publishing operating expenses increased $59 million, or 6%, in 1994 due to higher compensation, circulation and newsprint and ink expenses. Compensation costs rose $17 million, or 5%, with full-time equivalent employees unchanged from 1993. Circulation costs rose $8 million, or 6%, in 1994 primarily due to higher selling, postage and delivery expenses for expanded total market coverage in Chicago. Newsprint and ink expense increased $5 million, or 3%, in 1994. Newsprint consumption increased 8%, while the average cost of newsprint consumed declined 5% due to lower average newsprint selling prices. Newsprint prices declined in the first half of 1994 and then increased in the second half.

  Publishing operating expenses were flat in 1993. Excluding the Times Tribune, expenses increased $42 million, or 5%, in 1993. The increase was due to higher newsprint and ink expense and increased circulation expenses. Newsprint and ink expense rose 7%, or $13 million, in 1993 due to a 5% increase in newsprint prices and a 2% increase in consumption. Circulation costs rose 9%, or $11 million, primarily due to higher selling, postage and delivery expenses for expanding total market coverage in Chicago. Other expenses, including compensation, increased $18 million, or 3%, in 1993. Full-time equivalent employees, excluding the Times Tribune, decreased 1% in 1993.

BROADCASTING AND ENTERTAINMENT

OPERATING PROFIT AND REVENUES -- The following table presents operating revenues, EBITDA and operating profit for television, radio, entertainment/ Chicago Cubs and cable programming/ development. Cable programming/development includes CLTV News (a regional news cable channel) and, for EBITDA and operating profit, the Company's equity losses from its investment in TV Food Network.

  Operating revenues, EBITDA and operating profit for the group were as follows:


                             [GRAPH APPEARS HERE]


                                                             Change
(Dollars in millions)                1994    1993    1992  94-93  93-92
- -------------------------------------------------------------------------
Operating revenues
     Television                       $599   $537   $477   + 12%   +12%
     Radio                              69     59     50   + 17%   +19%
     Entertainment/Chicago Cubs         92    130    157   - 29%   -17%
     Cable Programming/Development       4      1      -   +190%     *
- -------------------------------------------------------------------------
Total operating revenues              $764   $727   $684   +  5%   + 6%
- -------------------------------------------------------------------------
EBITDA
     Television                       $189   $147   $121   + 29%   +21%
     Radio                              13     14     12   -  5%   +17%
     Entertainment/Chicago Cubs        (24)     9     20   -375%   -56%
     Cable Programming/Development     (10)    (9)     -   - 23%     *
- -------------------------------------------------------------------------
Total EBITDA                          $168   $161   $153   +  4%   + 5%
- -------------------------------------------------------------------------
Operating profit
     Television                       $162   $120   $ 95   + 35%   +26%
     Radio                              10     11     10   - 10%   +10%
     Entertainment/Chicago Cubs        (28)     4     16   -795%   -74%
     Cable Programming/Development     (12)   (10)     -   - 20%     *
- ------------------------------------------------------------------------
Total operating profit                $132   $125   $121   +  5%   + 4%
- ------------------------------------------------------------------------
* Not meaningful


                             [GRAPH APPEARS HERE]


  Broadcasting and entertainment revenues increased 5%, or $37 million, in 1994 due to a 12%, or $62 million, increase in television revenues, partially offset by a $38 million decrease in revenues from entertainment/Chicago Cubs. Television revenues were up at all of the Company's stations in 1994, with the largest increases reported by WPIX-New York, KTLA-Los Angeles and WGN-Chicago. Television revenues in 1994 include those of WLVI-Boston, acquired in April 1994. Excluding WLVI-Boston, television revenues were up 7%, or $36 million. Radio revenues include those of Farm Journal Inc., acquired in June 1994. Excluding Farm Journal, radio revenues were up 1%. Entertainment/Chicago Cubs revenues were down 29% as a result of the baseball strike and fewer shows in syndication. Revenues of approximately $30 million were lost due to the Major League Baseball strike, mostly from the Chicago Cubs.

  Television revenues were up at all of the Company's stations in 1993. The 12% increase in 1993 was largely due to higher revenues at WPIX-New York and KTLA-Los Angeles, as well as the addition of WPHL-Philadelphia, which was acquired June 5, 1992. Excluding WPHL, television revenues were up 9% in 1993. Radio revenues increased 19% in 1993 principally due to the addition of two Denver radio stations, KOSI-FM and KEZW-AM, acquired in January 1993. Excluding revenues from these stations, radio revenues rose 5% in 1993 primarily due to higher revenues at WQCD-New York. Entertainment/Chicago Cubs revenues decreased 17% in 1993, due to the cancellation in 1992 of the syndicated programs "The Dennis Miller Show" and "Now It Can Be Told," and the inclusion in 1992 of $12.3 million of baseball expansion fees. Excluding the expansion fees from 1992, entertainment revenues declined 9% in 1993.

  Operating profit was up 5% in 1994 to a record $132 million due primarily to a 35%, or $42 million, increase in television operating profit. The segment's operating profit was reduced by a $40 million loss resulting from the combined impact of the baseball strike and significant development and programming expenses for "The Road," CLTV News and TV Food Network. The baseball strike had an approximate $.10 impact on the Company's 1994 primary net income per share. Broadcasting and entertainment operating profit was up 4%, or $4 million, in 1993 from 1992. The Chicago Cubs received $12.3 million of Major League Baseball expansion fees in December 1992, which was recorded in operating revenues in 1992. Excluding the expansion fees from 1992, operating profit in 1993 was up 15%, or $17 million. This increase was primarily the result of improved television and radio results due to higher revenues, partially offset by development and programming expenses for CLTV News and TV Food Network.

OPERATING EXPENSES -- Expenses for the group increased 5%, or $30 million, in 1994 due principally to the two 1994 acquisitions and programming and development costs for "The Road" and TV Food Network. These increases were partially offset by the expense savings associated with the baseball strike. Excluding WLVI-Boston, Farm Journal and the Cubs, total operating expenses for the group were up 6%, or $33 million, as a result of the programming and development costs mentioned above and higher compensation costs. Compensation costs rose 8%, or $10 million, due to higher benefits and normal wage increases.
   Operating expenses for the broadcasting and entertainment group increased 7%, or $39 million, in 1993. The increase was principally due to higher compensation costs and higher television broadcast rights expense, partially offset by a decrease in production costs for original entertainment programming. Compensation costs increased 15% in 1993 to $184 million, primarily due to increased player compensation at the Chicago Cubs, the addition of the new television and radio stations and the January 1993 startup of CLTV News. Excluding these new operations and the Cubs, compensation costs rose 5% in 1993. Television broadcast rights expense increased $21 million, or 10%, to $221 million in 1993 due primarily to the addition of Los Angeles Dodgers and Philadelphia Phillies baseball in 1993. Production costs for original programming were down 46%, or $22 million, due to the cancellation of "The Dennis Miller Show" and "Now It Can Be Told."

NEW MEDIA/EDUCATION

OPERATING PROFIT AND REVENUES -- Until the fourth quarter of 1994, the new media/education segment's operating results were reported within the publishing segment. The following table presents operating revenues, EBITDA and operating profit for the new media/education segment. This segment consists of three recently acquired businesses - Contemporary Books, acquired in July 1993; Compton's, acquired in September 1993; and The Wright Group, acquired in February 1994. Contemporary Books is a publisher of nonfiction trade titles and educational books and materials. Compton's develops and distributes interactive multimedia software for the consumer and education markets. The Wright Group is a leading publisher of supplemental education materials for the elementary school market. The results of these operations are included in the consolidated statements of income from their respective dates of acquisition.


                                                      Change
(Dollars in millions)                   1994   1993    94-93
- -------------------------------------------------------------
Operating revenues                     $  98  $  21    + 364%
EBITDA                                    10      4    + 175%
Operating profit                           3      2    +  37%

   New media/education operating revenues in 1994 were $98 million.
Revenues are derived from publishing supplemental education and adult education materials, trade books, and multimedia products. The multimedia products are sold primarily by Compton's and include the "Compton's Interactive Encyclopedia" and other CD-ROM titles. Operating profit for the group was $3 million in 1994, while EBITDA was $10 million. Results for 1994 were impacted by an operating loss of $11 million at Compton's. This resulted primarily from unusually high product returns and inventory write-offs of obsolete third-party products.

OPERATING EXPENSES -- Expenses for the group were $95 million in 1994. The major components were product costs of $29 million, selling and promotion expenses of $26 million, compensation costs of $20 million, other cash expenses of $13 million, and depreciation and amortization of $7 million.

EQUITY IN QUNO NET LOSS

The Company's share of QUNO's 1994 net loss was $6 million, which reduced the Company's primary net income per share by $.10. This amount represents 59% of QUNO's net loss prior to April 14, 1994, and 34% of QUNO's net loss thereafter. This compares to a 1993 equity in QUNO net loss of $18 million, which reduced 1993 primary net income per share by $.28. This loss represented 100% of QUNO's net loss prior to February 17, 1993, the date of QUNO's stock offering, and 59% of QUNO's net loss thereafter. The improvement in 1994 was the result of increased newsprint shipments and the absence of a one-time $13 million pretax charge recorded by QUNO in the 1993 fourth quarter for the closure of a pulping operation. QUNO's newsprint shipments were up 6% while average newsprint selling prices were down 1%.

   The Company's 1993 equity in QUNO's net loss, after interest expense and taxes, was $18 million. QUNO reported an operating loss of $31 million in 1993, $23 million less than the $54 million operating loss incurred in 1992. This was the result of higher average newsprint selling prices and lower operating expenses, partially offset by a 4% decrease in newsprint shipments and the $13 million charge recorded in 1993 for the pulping operation closure. Revenues were up 6% to $387 million in 1993 from $366 million in 1992 due to the increased newsprint selling prices and improved sawmill revenues. Operating expenses declined 1% from 1992.


INTEREST INCOME AND EXPENSE

The components of net interest expense were as follows:


                                                    Change
(Dollars in millions)     1994    1993    1992    94-93   93-92
- ---------------------------------------------------------------
Interest income          $  20   $  19   $  14    + 14%   + 38%
Interest expense           (21)    (25)    (49)   - 17%   - 50%
- ---------------------------------------------------------------
Net interest expense     $  (1)  $  (6)  $ (35)   - 85%   - 84%
- ---------------------------------------------------------------

   Interest income consists primarily of interest on mortgage notes receivable from real estate affiliates, the QUNO convertible debenture and short-term marketable securities. Interest expense decreased 17% in 1994 to $21 million due to lower average debt levels. Average debt levels declined approximately $97 million in 1994 to $488 million. Outstanding debt dropped to $439 million at year-end 1994 from $537 million at the end of 1993. Interest income increased 38% to $19 million in 1993 due to the convertible debenture. Interest expense decreased 50% in 1993 to $25 million due to lower average debt levels, primarily as a result of the QUNO initial public offering. Average debt levels declined approximately $280 million in 1993 to $585 million. Outstanding debt dropped to $537 million at year-end 1993 from $841 million at the end of 1992.

FINANCIAL CONDITION
- -------------------

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operations was $368 million in 1994 compared to $302 million in 1993. The 1994 increase was primarily due to higher net income and changes in working capital.

   Net cash used for investments was $171 million for 1994 compared to $54 million in 1993. The 1994 amount includes the $95 million of proceeds received by the Company from the sale of 5.5 million shares of QUNO common stock, the acquisition of The Wright Group in February for approximately $100 million in cash, the acquisition of WLVI-Boston in April for approximately $25 million in cash, and the acquisition of Farm Journal Inc. in June for approximately $17.5 million in cash. These acquisitions were financed with available cash. In November 1994, the Company entered into an agreement to make a less than 50% equity investment in Qwest Broadcasting L.L.C., a new company formed to acquire and operate television and radio stations. Qwest has entered into an agreement to acquire, pending FCC and other regulatory agencies approval, two television stations for a total of $167 million. The Company has guaranteed the payment of $150 million for one of the stations if FCC approval is not received by December 14, 1995. In March 1994, the Company contributed to a partnership in which it had a 50% interest the $35 million mortgage note it held on an office building owned and operated by the partnership. This increased the Company's ownership interest in the partnership to 99%, and the partnership is consolidated in the Company's financial statements since the date of the mortgage note contribution. Capital expenditures of $92 million in 1994 related to a variety of modernization and normal replacement projects. Capital spending for 1995 is expected to total approximately $125 million. The 1995 spending will include a variety of normal replacement projects, as well as a press expansion project at Fort Lauderdale and the relocation and expansion of WPIX-New York's news and production studios.

                             [GRAPH APPEARS HERE]

  Net cash used for financing activities in 1994 was $194 million compared to $246 million in 1993. Net cash used for financing activities in 1994 included debt repayments of $77 million and dividends of $88 million. Dividends on common stock increased 8% in 1994 to $1.04 per share. In 1994, the Company acquired 946,500 shares of its common stock for approximately $49 million. This exhausted the previous authorization for share repurchases. In December 1994, the Company's board of directors authorized the Company to acquire an additional 5 million shares. At December 25, 1994, the Company had authorization to repurchase 4.96 million shares of its common stock. Net cash used for financing activities in 1993 reflects dividends of $82 million, $284 million of debt repayments primarily funded with the proceeds received from the QUNO stock offering and debt financing, and $78 million of Medium-Term Notes, Series B, issued in September 1993. The Company has revolving credit agreements with banks in the aggregate amount of $460 million that extend to December 31, 1999, and of $50 million that extend to December 31, 1995. These agreements are fully available to support the issuance of commercial paper. At December 25, 1994, the Company had commercial paper outstanding of $5 million with a weighted average interest rate of 5.6%.

  In 1993, the Company filed a Prospectus Supplement with the Securities and Exchange Commission relating to the offer and sale from time to time of up to $300 million principal amount of the Company's Medium-Term Notes, Series C, originally registered with the SEC under a shelf registration effective July 13, 1992. Funds borrowed under this issue will be used for general corporate purposes.

                             [GRAPH APPEARS HERE]

  The Company expects to fund 1995 dividends, capital expenditures and other operating requirements primarily with net cash provided by operations.

  The State of Florida Department of Environmental Protection ("DEP") has issued a preliminary draft report identifying the Company's subsidiary, Sentinel Communications Company (the "Sentinel"), as a source of certain trichloroethene
(TCE) groundwater contamination in downtown Orlando, Florida. Based upon separate environmental reviews performed by the Company's environmental consultants, management believes that many of the findings contained in the DEP's preliminary draft report are inaccurate and that the Sentinel is not the source of the extensive contamination. Although the Company cannot predict the ultimate resolution of this matter, based on information currently available, the Company does not believe that the resolution of this matter will have a material adverse effect on its consolidated financial position or results of operations.

IMPACT OF INFLATION

The Company's financial statements have been prepared in accordance with generally accepted accounting principles and are expressed in historical dollars, which measure amounts of dollars used at the dates the related transactions occurred. Management does not believe that the effects of inflation are significantly any more or less adverse on the Company's businesses than they are on other companies.

REPORT OF INDEPENDENT ACCOUNTANTS
- ---------------------------------

To the Board of Directors and Stockholders of Tribune Company

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of cash flows and of stockholders' investment present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries at December 25, 1994 and December 26, 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Note 1 to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement benefits other than pensions, for income taxes and for postemployment benefits.



PRICE WATERHOUSE LLP
Chicago, Illinois
January 27, 1995

Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per share data)                         Year Ended  Dec. 25, 1994    Dec. 26, 1993    Dec. 27, 1992
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING                    Publishing
REVENUES                       Advertising                                              $  981,513       $  892,524      $  868,051
                               Circulation                                                 242,767          246,093         238,302
                               Other                                                        68,105           60,486          60,227
                             -------------------------------------------------------------------------------------------------------
                               Total                                                     1,292,385        1,199,103       1,166,580
                             Broadcasting and Entertainment                                764,197          727,213         684,051
                             New Media/Education                                            98,335           21,209               -
                             Newsprint Operations                                                -                -         366,269
                             Intercompany                                                        -                -        (117,195)
                             -------------------------------------------------------------------------------------------------------
                             Total operating revenues                                    2,154,917        1,947,525       2,099,705
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING                    Cost of sales (exclusive of items shown below)              1,077,508        1,025,986       1,181,401
EXPENSES                     Selling, general and administrative                           565,409          462,374         510,362
                             Depreciation and amortization of intangible assets            115,375          102,762         139,579
                             -------------------------------------------------------------------------------------------------------
                             Total operating expenses                                    1,758,292        1,591,122       1,831,342
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                           396,625          356,403         268,363
Equity in QUNO net loss                                                                     (6,437)         (18,355)              -
Gain on sale of QUNO stock                                                                  39,381                -               -
Interest income                                                                             19,731           19,039          13,782
Interest expense                                                                           (20,585)         (24,660)        (49,254)
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                                 428,715          332,427         232,891
Income taxes                                                                              (186,668)        (143,821)        (96,266)
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES                       242,047          188,606         136,625
Cumulative effects of changes in accounting principles, net of tax                               -                -         (16,800)
- ------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                 242,047          188,606         119,825
Preferred dividends, net of tax                                                            (18,574)         (18,439)        (18,168)
- ------------------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES                                                $  223,473       $  170,167      $  101,657
- ------------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE
         Primary:            Before cumulative effects of changes in accounting
                               principles                                               $     3.32       $     2.56      $     1.82
                             Cumulative effects of  accounting changes, net                      -                -            (.26)
                             -------------------------------------------------------------------------------------------------------
                             Net income                                                 $     3.32       $     2.56      $     1.56
                             -------------------------------------------------------------------------------------------------------
         Fully diluted:      Before cumulative effects of changes in accounting
                               principles                                               $     3.07       $     2.36      $     1.70
                             Cumulative effects of accounting changes, net                       -                -            (.24)
                             -------------------------------------------------------------------------------------------------------
                             Net income                                                 $     3.07       $     2.36      $     1.46
                             -------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS     (In thousands of dollars, except share data)                           Dec. 25, 1994  Dec. 26, 1993
- --------------------------------------------------------------------------------------------------------------
CURRENT ASSETS  Cash and short-term investments                                      $   21,824     $   18,524
                Accounts receivable (less allowances of $33,998
                 and $25,432)                                                           313,316        284,110
                Inventories                                                              33,488         26,290
                Broadcast rights                                                        155,754        144,233
                Prepaid expenses and other                                               19,162         18,102
                ----------------------------------------------------------------------------------------------
                Total current assets                                                    543,544        491,259
- --------------------------------------------------------------------------------------------------------------
INVESTMENT IN AND ADVANCES TO QUNO                                                      265,818        250,923
- --------------------------------------------------------------------------------------------------------------

PROPERTIES      Machinery, equipment and furniture                                      849,188        792,642
                Buildings and land and leasehold improvements                           361,280        314,953
                ----------------------------------------------------------------------------------------------
                                                                                      1,210,468      1,107,595
                Accumulated depreciation                                               (675,684)      (599,552)
                ----------------------------------------------------------------------------------------------
                                                                                        534,784        508,043
                Land                                                                     60,984         54,471
                Construction in progress                                                 45,263         39,101
                ----------------------------------------------------------------------------------------------
                Net properties                                                          641,031        601,615
- --------------------------------------------------------------------------------------------------------------

OTHER ASSETS    Broadcast rights                                                        195,535        217,229
                Intangible assets (less accumulated amortization
                 of $182,982 and $156,372)                                              834,596        719,965
                Mortgage notes receivable from affiliates                                83,314        119,437
                Other                                                                   221,987        135,982
                ----------------------------------------------------------------------------------------------
                Total other assets                                                    1,335,432      1,192,613
                ----------------------------------------------------------------------------------------------
                Total assets                                                         $2,785,825     $2,536,410
                ----------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements.


LIABILITIES AND STOCKHOLDERS' INVESTMENT                                                             Dec. 25, 1994   Dec. 26, 1993
- -----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES  Long-term debt due within one year                                                 $   27,598      $   25,817
                     Employee compensation                                                                  86,821          77,335
                     Accounts payable                                                                      118,642          85,334
                     Contracts payable for broadcast rights                                                145,026         142,686
                     Accrued liabilities                                                                    96,542         106,488
                     Deferred income                                                                        35,766          29,009
                     Income taxes                                                                           19,291          38,358
                     --------------------------------------------------------------------------------------------------------------
                     Total current liabilities                                                             529,686         505,027
- -----------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT (less portions due within one year)                                                         411,200         510,838

- -----------------------------------------------------------------------------------------------------------------------------------

OTHER                Deferred income taxes                                                                 149,521          87,605
NON-CURRENT          Contracts payable for broadcast rights                                                218,102         194,846
LIABILITIES          Compensation and other obligations                                                    144,336         142,467
                     --------------------------------------------------------------------------------------------------------------
                     Total other non-current liabilities                                                   511,959         424,918
- -----------------------------------------------------------------------------------------------------------------------------------

COMMITMENTS (see Note 8)                                                                                         -               -
- -----------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS'        Series B convertible preferred stock (without par value)
INVESTMENT             Authorized: 1,600,000 shares
                       Issued and outstanding: 1,502,573 in 1994
                         and 1,531,084 shares in 1993 (liquidation value
                         $220 per share)                                                                   329,286         335,532
                     Common stock (without par value)
                       Authorized: 400,000,000 shares; 81,771,658 shares issued                              1,018           1,018
                     Additional paid-in capital                                                            112,624         105,819
                     Retained earnings                                                                   1,743,417       1,589,695
                     Treasury stock (at cost)
                       15,070,216 shares in 1994 and 14,791,114 shares in 1993                            (636,561)       (607,332)
                     Unearned compensation related to ESOP                                                (274,101)       (298,969)
                     Cumulative translation adjustment                                                     (20,675)        (30,136)
                     Unrealized gain on investments                                                         77,972               -
                     --------------------------------------------------------------------------------------------------------------
                     Total stockholders' investment                                                      1,332,980       1,095,627
                     --------------------------------------------------------------------------------------------------------------
                     Total liabilities and stockholders' investment                                     $2,785,825      $2,536,410
                     --------------------------------------------------------------------------------------------------------------

Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)                                                                Dec. 25, 1994  Dec. 26, 1993  Dec. 27, 1992
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS   Net income                                                                     $ 242,047     $ 188,606      $ 119,825
             Adjustments to reconcile net income
               to net cash provided by operations:
                Equity in QUNO net loss                                                         6,437        18,355              -
                Gain on sale of QUNO stock                                                    (39,381)            -              -
                Cumulative effects of accounting changes, net                                       -             -         16,800
                Depreciation and amortization of
                 intangible assets                                                            115,375       102,762        139,579
                Deferred income taxes                                                          11,537         3,531        (35,527)
                (Increase) decrease in working capital items
                  excluding effects from acquisitions:
                Accounts receivable                                                           (18,999)      (27,311)          (658)
                  Inventories, prepaid expenses and other
                 current assets                                                                  (593)       (4,288)        19,144
                  Accounts payable, employee compensation,
                   deferred income and accrued liabilities                                     37,655       (11,166)          (477)
                  Income taxes                                                                (20,827)       (2,166)       (15,760)
               Decrease in broadcast rights net of current and
                long-term contracts payable                                                    20,319        28,959         21,470
               Other, net                                                                      15,217         4,676         13,948
             ---------------------------------------------------------------------------------------------------------------------
             Net cash provided by operations                                                  368,787       301,958        278,344
- ----------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS  Capital expenditures                                                             (91,626)      (75,620)      (130,232)
             Acquisitions (excluding $18.5 million of
              stock issued in 1993)                                                          (138,477)      (98,918)        (3,293)
             Investments                                                                      (24,186)      (10,408)        (5,153)
             Proceeds from sale of QUNO stock                                                  94,936             -              -
             Repayment of note receivable from QUNO                                                 -       179,846              -
             Purchase of mortgage note                                                              -       (35,500)             -
             Other, net                                                                       (12,039)      (13,852)       (19,372)
             ---------------------------------------------------------------------------------------------------------------------
             Net cash used for investments                                                   (171,392)      (54,452)      (158,050)
- ----------------------------------------------------------------------------------------------------------------------------------

FINANCING    Proceeds from issuance of long-term debt                                               -        78,050              -
             Repayments of long-term debt                                                     (77,100)     (283,968)       (67,876)
             Sale of common stock to employees, net                                            20,410        46,138         31,918
             Purchase of treasury stock                                                       (49,080)            -              -
             Dividends                                                                        (88,325)      (81,927)       (80,407)
             Redemption of preferred stock                                                          -        (4,043)        (4,118)
             ---------------------------------------------------------------------------------------------------------------------
             Net cash used for financing                                                     (194,095)     (245,750)      (120,483)
- ----------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                                      3,300         1,756           (189)
             Cash and short-term investments at the beginning of year                          18,524        16,768         16,957
             ---------------------------------------------------------------------------------------------------------------------
             Cash and short-term investments at the end of year                             $  21,824     $  18,524      $  16,768
- ----------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL Cash paid for:
CASH FLOW    Interest (net of amounts capitalized)                                          $  20,957     $  28,015      $  53,768
INFORMATION  Income taxes                                                                   $ 175,965     $ 121,727      $ 128,921
             ---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT


                                              Common                 Treasury Stock
                                Series B   Stock and                 --------------
(In thousands,               Convertible  Additional                                       Unearned Cumulative  Unrealized
except per share data)         Preferred     Paid-In   Retained                 Amount Compensation Translation    Gain on
                                   Stock Capital (1)   Earnings      Shares  - at cost       (ESOP) Adjustment Investments    Total
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1991    $345,862   $102,294   $1,443,598   (17,240)  $(701,527)  $(342,032)  $  3,504        -   $  851,699
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                               119,825                                                            119,825
Translation adjustment                                                                                (27,370)              (27,370)
Redemptions of convertible
  preferred stock                 (5,228)       107                     25       1,003                                       (4,118)
Dividends declared
  Common-$.96/share                                      (62,450)                                                           (62,450)
  Preferred-$17.05/share                                 (26,502)                                                           (26,502)
Tax benefit on dividends
  paid to the ESOP (2)                                     8,545                                                              8,545
Repayment of ESOP debt                                                                      20,342                           20,342
Shares issued under option
  and stock plans                              (938)                 1,417      57,685                                       56,747
Stock tendered as payment
  for options exercised                                               (494)    (24,829)                                     (24,829)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 27, 1992     340,634    101,463    1,483,016   (16,292)   (667,668)   (321,690)   (23,866)       -      911,889
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                               188,606                                                            188,606
Translation adjustment                                                                                 (6,270)               (6,270)
Redemptions of convertible
  preferred stock                 (5,102)       228                     20         831                                       (4,043)
Dividends declared
  Common-$.96/share                                      (63,799)                                                           (63,799)
  Preferred-$17.05/share                                 (26,104)                                                           (26,104)
Tax benefit on dividends
  paid to the ESOP (2)                                     7,976                                                              7,976
Repayment of ESOP debt                                                                      22,721                           22,721
Shares issued under option
  and stock plans                               908                  1,225      50,171                                       51,079
Stock tendered as payment
  for options exercised                                                (92)     (4,941)                                      (4,941)
Shares issued for
 Contemporary
  Books acquisition                           4,238                    348      14,275                                       18,513
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 26, 1993     335,532    106,837    1,589,695   (14,791)   (607,332)   (298,969)   (30,136)       -    1,095,627
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                               242,047                                                            242,047
Translation adjustment,
  net of stock sale (3)                                                                                 9,461                 9,461
Unrealized gain on
 investments                                                                                                     77,972      77,972
Redemptions of convertible
  preferred stock                 (6,246)     1,589                    114       4,657                                            -
Dividends declared
  Common-$1.04/share                                     (69,907)                                                           (69,907)
  Preferred-$17.05/share                                 (25,619)                                                           (25,619)
Tax benefit on dividends
  paid to the ESOP (2)                                     7,201                                                              7,201
Repayment of ESOP debt                                                                      24,868                           24,868
Purchase of treasury stock                                            (947)    (49,080)                                     (49,080)
Shares issued under option
 and stock plans                              5,216                    903      36,467                                       41,683
Stock tendered as payment
  for options exercised                                               (349)    (21,273)                                     (21,273)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 25, 1994    $329,286   $113,642   $1,743,417   (15,070)  $(636,561)  $(274,101)  $(20,675) $77,972   $1,332,980
- -----------------------------------------------------------------------------------------------------------------------------------

(1) Issued shares of common stock totaled 81,771,658 for all dates presented.
(2) Excludes the tax benefit on allocated preferred shares held by the ESOP, which is credited to income tax expense.
(3) Includes a $14.3 million write-off of the cumulative translation adjustment related to the sale of QUNO common stock in April 1994.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The significant accounting policies of Tribune Company and subsidiaries (the "Company"), as summarized below, conform with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. Certain prior year amounts have been reclassified to conform with the 1994 presentation.

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ----------------------------------------------------

FISCAL YEAR - The Company's fiscal year ends on the last Sunday in December. The fiscal years included herein comprised 52 weeks.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Tribune Company and all majority-owned subsidiaries. Investments comprising 20 to 50 percent of the voting stock of companies and joint ventures are accounted for using the equity method. All significant intercompany transactions are eliminated.

SHORT-TERM INVESTMENTS - Short-term investments are stated at cost, which approximates market value. For purposes of the consolidated statements of cash flows, investments with maturities of three months or less at the time of purchase are considered to be cash equivalents.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") basis for newsprint and on the first-in, first-out ("FIFO") or average basis for all other inventories.

BROADCAST RIGHTS - Broadcast rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. The total cost of these rights is recorded as an asset and a liability when the program becomes available for broadcast. Broadcast rights that have limited showings are generally amortized using an accelerated method as programs are aired. Those with unlimited showings are amortized on a straight-line basis over the contract period. The current portion of broadcast rights represents those rights available for broadcast that are expected to be amortized in the succeeding year.

PROPERTIES - Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the properties' estimated useful lives. Depreciation expense was $88.7 million in 1994, $81.1 million in 1993 and $120.5 million in 1992.

INTANGIBLE ASSETS - Intangible assets primarily represent the excess of cost over the fair market value of tangible net assets acquired. The excess cost related to net assets acquired since 1971 is being amortized on a straight-line basis over various periods ranging from 3 to 40 years, with the majority over 40 years. Intangible assets of $23.5 million related to pre-1971 acquisitions are not being amortized as the Company believes there has been no diminution of value. The Company evaluates the carrying value of intangibles periodically in relation to the future undiscounted cash flows of the related businesses.

PENSION PLANS - The Company contributes to pension plans that provide retirement benefits for substantially all employees. These plans are sponsored either by the Company or by unions. Under the Company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is the Company's policy to fund at least the minimum for Company-sponsored pension plans as required by ERISA. Contributions made to union-sponsored plans are based upon collective bargaining agreements.

NEW ACCOUNTING PRINCIPLES - In 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The statement generally requires the Company to record investments in debt and equity securities at their market value, except for debt securities that the Company intends to hold to maturity and equity securities that are accounted for using the equity method. At December 25, 1994, the Company has recorded an unrealized gain on investments of approximately $78 million, which is net of a tax effect of $50 million, in a separate component of stockholders' investment. The market value of the Company's long-term investments in equity securities with readily determinable fair values was approximately $87 million and the cost basis was $24 million. The QUNO convertible debenture (see note 2) has a cost basis of $138.8 million and a fair value of $204 million based on the Canadian quoted market price per share of the underlying QUNO common stock at December 25, 1994. There was no effect on net income as a result of this adoption. The Company estimates that the effect of adopting this statement in 1993 would have been to increase assets by approximately $100 million and stockholders' investment by $60 million at December 26, 1993, with no impact on net income.

   In 1992, the Company adopted three new accounting rules and recorded the cumulative effects of these changes in accounting principles in the 1992 consolidated statement of income. SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in an after-tax charge against earnings of $37.6 million, or $.58 per share on a primary basis. SFAS No. 109, "Accounting for Income Taxes," resulted in a credit to earnings of $26.3 million, or $.40 per share on a primary basis. SFAS No. 112, "Employers' Accounting for Postemployment Benefits," resulted in an after-tax charge against earnings of $5.5 million, or $.08 per share on a primary basis.

NET INCOME PER SHARE - Primary net income per share is computed by dividing net income attributable to common shares by the weighted average number of common shares outstanding during the period. Fully diluted net income per share is computed based on the assumption that all of the convertible preferred shares are converted into common shares. For purposes of calculating fully diluted net income per share, net income is reduced by the additional Employee Stock Ownership Plan ("ESOP") contribution that would be required for ESOP debt service, and the weighted average number of shares outstanding is increased by
(i) the additional common shares that would be issued upon conversion of the preferred shares based on the stated conversion rate plus any additional common shares that would have to be issued to meet the redemption price guarantee for all preferred shares that have been allocated to participants, and (ii) the effect of stock options. The numbers of common shares used in the computations of primary and fully diluted net income per share were as follows:

(In thousands)                                  1994       1993       1992
- --------------------------------------------------------------------------
Primary                                       67,213     66,371     65,018
Fully diluted                                 74,073     73,695     72,320

NOTE 2:  INVESTMENT IN QUNO CORPORATION
- ---------------------------------------

On February 17, 1993, the Company's previously wholly owned newsprint subsidiary, QUNO Corporation ("QUNO"), completed an initial public offering ("IPO") of 9 million shares of common stock. After the IPO, the Company held 8.8 million, or 49%, of the voting common shares and 4.2 million non-voting common shares for a combined total of 59% of QUNO's total 22 million outstanding common shares. At closing, QUNO used the net proceeds of approximately $100 million from the stock offering plus proceeds from a bank financing of approximately $80 million to repay a portion of its intercompany borrowings owed the Company. The Company has accounted for its investment in QUNO using the equity method beginning in 1993. On April 14, 1994, the Company reduced its ownership holdings in QUNO to 34% by selling 5.5 million shares of QUNO common stock. The sale of the shares resulted in an after-tax gain of approximately $13 million, or $.19 per share on a primary basis. The Company also holds a $138.8 million subordinated debenture, convertible at the option of the Company into 11.7 million voting common shares of QUNO. The debenture is callable by QUNO after December 27, 1997, matures in 2002 and bears interest at an effective rate of 2.77%.

   The financial statements and transactions of QUNO are maintained in its functional currency (Canadian dollars) and translated into U.S. dollars. Translation adjustments are accumulated in a separate component of stockholders' investment.

   QUNO manufactures newsprint for sale to the Company's newspapers and other North American and overseas customers. The Company is party to a contract with QUNO expiring in 2007 to supply newsprint based on market prices. Under the contract, the Company has agreed to purchase specified minimum amounts of newsprint each year subject to certain limitations. The specified minimum annual volume is 250,000 metric tons in years 1995 to 1999, 225,000, 200,000 and
175,000 metric tons in years 2000 to 2002, respectively, and 150,000 metric tons in each of years 2003 to 2007. In 1994 and 1993, respectively, 27% and 33% of QUNO's sales, or $112.8 million and $127.2 million, were to the Company's newspapers, which represented 67% and 74% of their consumption.

   During the period that QUNO was a wholly owned subsidiary, provision was made for U.S. income taxes on undistributed earnings of QUNO that were expected to be remitted to the Company. No provision for U.S. income taxes, however, was made on undistributed earnings that were intended to be reinvested in facilities and other assets in Canada for an indefinite period of time. At December 25, 1994, the cumulative amount of unremitted earnings and other book/tax bases differences for which no deferred taxes have been provided was approximately $35 million. Approximately $24 million of deferred taxes on the unremitted earnings have not been recorded and would be recognized if and when additional QUNO shares are sold. Since the IPO, no U.S. tax benefit has been provided on the Company's share of QUNO's net losses. The unrecognized tax benefit on these losses is approximately $10 million at December 25, 1994.

NOTE 3:  CHANGES IN OPERATIONS AND UNUSUAL ITEMS
- ------------------------------------------------

ACQUISITIONS -- The Company recorded acquisitions totaling $138.5 million in 1994, $117.4 million in 1993 and $3.3 million in 1992. These acquisitions were all accounted for as purchases. The intangibles recorded on these acquisitions are being amortized on a straight-line basis over periods from 3 to 40 years. The results of these operations are included in the consolidated statements of income from the respective dates of their acquisitions.

   On February 18, 1994, the Company acquired The Wright Group, a leading publisher of supplemental education materials for the elementary school market, for approximately $100 million in cash. On April 6, 1994, the Company acquired independent television station WLVI-Boston for approximately $25 million in cash. On June 30, 1994, the Company acquired Farm Journal Inc., publisher of The Farm Journal, the nation's leading farm magazine, for approximately $17.5 million in cash.

   The Company has entered into an agreement to make a less than 50% equity investment in Qwest Broadcasting, L.L.C., a new company formed to acquire and operate television and radio stations. In November 1994, Qwest agreed to acquire television stations in Atlanta (WATL) and New Orleans (WNOL) for approximately $167 million. These acquisitions are pending approvals of the Federal Communications Commission and other regulatory agencies and are expected to close in 1995. The Company will provide certain services to each of the stations under a cost-sharing agreement with Qwest. As part of this transaction, Qwest has agreed to pay $150 million to WATL's current owner even if regulatory approvals have not been received by December 14, 1995. The Company has guaranteed this payment.

   The Company acquired two Denver radio stations, KOSI-FM and KEZW-AM, on January 6, 1993 for $19.9 million in cash. On July 28, 1993, the Company acquired Contemporary Books, Inc., a publisher of nonfiction trade titles and educational books and materials, for approximately $22 million in cash and $18.5 million in common stock. On September 13, 1993, the Company acquired Compton's Multimedia Publishing Group for approximately $57 million in cash. Compton's develops and distributes interactive multimedia software for the consumer and education markets.

DISPOSITION -- The Company recorded a $15.3 million pretax charge in the fourth quarter of 1992 as a result of its decision to close The Peninsula Times Tribune, a Palo Alto-based newspaper, which ceased operations on March 12, 1993. Total operating revenues and losses for the Times Tribune in 1992 were not material.

BASEBALL EXPANSION FEES -- In December 1992, the Company's Chicago Cubs subsidiary received Major League Baseball expansion fees totaling $12.3 million. The fees have been included in operating revenue and profit of the broadcasting and entertainment business segment.

NOTE 4:  MORTGAGE NOTES RECEIVABLE FROM AFFILIATES
- --------------------------------------------------

The Company holds a mortgage note resulting from the sale in 1982 of the New York Daily News building to a limited partnership in which the Company holds a 23% interest. The note is due December 31, 1997, can be prepaid beginning December 31, 1996, and bears interest at 13% plus contingent interest based upon the building's cash flow and appreciation.

   In 1993, the Company purchased a mortgage note for $35.5 million on a building owned by a partnership in which the Company held a 50% interest. In 1994, the Company contributed the mortgage note to the partnership and, for $1.6 million in cash, acquired an additional 49% of the partnership. Subsequent to this transaction, the partnership has been consolidated in the Company's financial statements.

NOTE 5:  INVENTORIES
- --------------------
Inventories consist of:

(In thousands)                                Dec. 25, 1994    Dec. 26, 1993
- ----------------------------------------------------------------------------
Finished goods                                      $13,893          $ 3,202
Supplies and materials                               11,935           13,100
Newsprint (at LIFO)                                   7,660            9,988
- ----------------------------------------------------------------------------
Total inventories                                   $33,488          $26,290
- ----------------------------------------------------------------------------

   If newsprint inventories were valued at FIFO cost, such inventories would have been greater by $8.0 million at December 25, 1994, $9.3 million at December 26, 1993 and $8.5 million at December 27, 1992.

NOTE 6:  CONTRACTS PAYABLE FOR BROADCAST RIGHTS
- -----------------------------------------------

Contracts payable for broadcast rights are classified as current or long-term liabilities in accordance with the payment terms of the contracts. Required payments under contractual agreements for broadcast rights recorded at December 25, 1994 are: $145.0 million in 1995, $102.5 million in 1996, $59.7 million in
1997, $27.0 million in 1998, $15.0 million in 1999 and $13.9 million thereafter.

NOTE 7:  LONG-TERM DEBT
- -----------------------

Long-term debt consists of:

(In thousands)                                      Dec. 25, 1994  Dec. 26, 1993
- --------------------------------------------------------------------------------
Promissory notes, weighted average
 interest rate of 5.6% in 1994 and 3.3% in 1993          $  4,992       $ 41,829
Medium-term notes, weighted average
 interest rates of 7.0% and 7.3% , due 1994-2003          135,800        163,200
8.4% guaranteed ESOP notes, due 1994-2003                 259,172        280,999
8.19% guaranteed ESOP note, due 1994-1998                  14,929         17,970
Other notes and obligations                                23,905         32,657
- --------------------------------------------------------------------------------

Total debt                                                438,798        536,655
Less portions due within one year                         (27,598)       (25,817)
- --------------------------------------------------------------------------------
Long-term debt                                           $411,200       $510,838
- --------------------------------------------------------------------------------

   In 1990, the Company began offering up to $200.0 million of its Series B medium-term notes, which have maturities from 2 to 10 years and may not be redeemed by the Company prior to maturity. The proceeds from the sale of the notes have been used for general corporate purposes. The final $78 million of these notes were issued during 1993.

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

   In 1995, the Company intends to refinance $5.0 million of promissory notes and $8.5 million of Series B medium-term notes scheduled to mature in 1995, and has the ability to do so on a long-term basis through existing revolving credit agreements. Accordingly, these notes were classified as long-term and treated as maturing in fiscal year 1999. The Company has revolving credit agreements with a number of banks in the aggregate amount of $510.0 million that are fully available to support the issuance of promissory notes. These agreements contain various interest rate options and provide for annual fees based on a percentage of the commitment. Such fees totaled approximately $.7 million in 1994 and $.5 million in 1993 and 1992. A total of $460 million of the credit agreements extend to December 31, 1999 and $50 million terminate at December 31, 1995.

   Long-term debt at December 25, 1994 matures as follows: $27.6 million in 1995, $40.3 million in 1996, $60.3 million in 1997, $34.5 million in 1998, $40.9 million in 1999 and $235.2 million thereafter.

NOTE 8:  COMMITMENTS
- --------------------

The Company has entered into commitments for broadcast rights that are not currently available for broadcast and are therefore not included in the financial statements. These commitments totaled approximately $237 million at December 25, 1994. Payments for broadcast rights generally commence when the programs become available for broadcast.

   The Company had commitments totaling approximately $77 million at December 25, 1994 related to the purchase of property, plant and equipment and to talent contracts.

   The Company leases certain equipment and office and production space under various operating leases. Rental expense totaled $24.6 million in 1994, $26.2 million in 1993 and $28.0 million in 1992. Future minimum rental commitments under non-cancelable operating leases are $15.4 million in 1995, $14.4 million in 1996, $12.0 million in 1997, $10.8 million in 1998, $9.7 million in 1999 and
$55.1 million thereafter.

NOTE 9:  FAIR VALUE OF FINANCIAL INSTRUMENTS
- --------------------------------------------

Estimated fair values and carrying amounts of the Company's financial instruments at December 25, 1994 and December 26, 1993 were as follows:

                                                         1994                1993
                                                     Fair  Carrying      Fair  Carrying
(In thousands)                                      Value    Amount     Value    Amount
- ---------------------------------------------------------------------------------------
Investments in less than 20% owned companies:
   Practicable to estimate fair value            $ 87,211  $ 87,211  $ 47,536  $ 10,624
   Not practicable                                      -     5,887         -     6,939
QUNO debenture                                    204,342   204,342   202,323   138,757
Mortgage notes receivable                          91,135    83,937   138,235   119,986
Debt                                              459,453   438,798   574,142   536,655
Contracts payable for broadcast rights            316,809   363,128   299,433   337,532

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

INVESTMENTS IN LESS THAN 20% OWNED COMPANIES AND QUNO DEBENTURE - In 1994, upon adoption of SFAS No. 115 (see note 1), certain of these investments and the QUNO debenture have been recorded at fair value in the consolidated financial statements. For other investments for which there are no readily determinable market prices, it was not practicable to estimate fair value.

MORTGAGE NOTES RECEIVABLE - Fair value was estimated using the discounted cash flow method.

DEBT - Fair value of the Company's debt was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms.

CONTRACTS PAYABLE FOR BROADCAST RIGHTS - Fair value of contracts payable for broadcast rights, which are not discounted in the consolidated statements of financial position, was estimated using the discounted cash flow method.

NOTE 10:   CAPITAL STOCK
- ------------------------

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

   The Board from time to time has authorized the repurchase of shares of the Company's common stock in the open market or through private transactions to be used for employee benefit programs. In 1994, the Company acquired 946,500 shares of its common stock for approximately $49 million. At December 25, 1994, the Company had authorization to repurchase an additional 4.96 million shares of its common stock.

   There were approximately 4,500 holders of record of the Company's common stock at January 27, 1995.

NOTE 11:   INCENTIVE COMPENSATION AND STOCK PLANS
- -------------------------------------------------

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) - In 1988, the Company established an ESOP as a long-term employee benefit plan to supplement the Company's U.S. employee pension plan. In connection therewith, the ESOP purchased, in 1988 and 1989, approximately 800,000 common shares and 1.59 million Series B convertible preferred shares for an aggregate of $375.0 million. The ESOP provides for the awarding of shares of the Company's preferred and common stock on a noncontributory basis to eligible non-union employees of the Company. At December 25, 1994, 6.0 million shares of common stock were reserved for issuance in connection with this plan.

   Shares of stock held by the ESOP have been placed with the ESOP
Trustee and are allocated to eligible employees annually. These common and preferred shares are allocated in the same proportion that the current year's principal and interest payments bear to the total principal and interest paid over the lives of the related borrowings. Each preferred share is convertible into four shares of the Company's common stock. The ESOP Trustee must convert the preferred shares when making distributions to participants upon their withdrawal from the ESOP. If at the time of such conversion, the price of the Company's common stock is below $55 per share, the Company must, at its option, either pay the difference in cash or issue additional common stock. As of December 25, 1994, approximately 87,897 shares of Series B Convertible Preferred Stock have been redeemed and 429,078 shares have been allocated.

   The Company recognizes expense for this plan based upon cash contributions it makes to the ESOP. The ESOP services its debt requirements with amounts received from preferred dividends, common dividends earned on unallocated common shares and Company contributions. The following table summarizes ESOP debt service activity for the three years ended December 25, 1994:



(In thousands)                   1994     1993     1992
- -------------------------------------------------------
Debt Requirements:
Principal                     $24,868  $22,721  $20,342
Interest                       25,015   26,932   28,885
- -------------------------------------------------------
Total                         $49,883  $49,653  $49,227
- -------------------------------------------------------

Debt Service:
Dividends                     $26,019  $26,548  $27,019
Company cash contributions     23,864   23,105   22,208
- -------------------------------------------------------
Total                         $49,883  $49,653  $49,227
- -------------------------------------------------------


EMPLOYEE STOCK PURCHASE PLAN - This plan permits eligible employees to purchase shares of the Company's common stock at 85% of market price. A total of 4.0 million shares of stock may be sold under the plan. The Company's only expense relating to this plan is for its administration. During 1994, 1993 and 1992, 110,925, 99,809 and 121,747 shares, respectively, were sold to employees under this plan. As of December 25, 1994, a total of 2.3 million shares were available for sale.

SAVINGS INCENTIVE PLAN - The Company maintains various qualified Savings Incentive Plans, whereby eligible employees may make voluntary contributions to these plans on a pre-tax salary reduction basis. The plans provide for uniform employer contributions to eligible employees of $.25 for each $1.00 contributed by participants up to 4% of the participants' compensation. These plans allow participants to invest their savings in various investments including the Company's common stock. Company contributions to these plans for each of the last three years were not material. The Company had 400,000 shares of common stock reserved for possible issuance under these plans at December 25, 1994.

RESTRICTED STOCK PLAN FOR OUTSIDE DIRECTORS - This plan provides for the granting of restricted shares of the Company's common stock to outside directors. The Company has reserved 50,000 shares of common stock in connection with this plan. Upon each election or re-election, each outside director receives an award of 300 shares of the Company's common stock for each year in the term for which he or she is elected. The Company granted 2,700, 2,700 and 2,100 shares of its common stock under this plan in 1994, 1993 and 1992, respectively. At December 25, 1994, 29,000 shares were available for future grant in connection with this plan.

1992 LONG-TERM INCENTIVE PLAN - In 1992, the 1984 Long-Term Performance Plan was terminated and replaced with the 1992 Long-Term Incentive Plan. Remaining options outstanding under the 1984 plan at December 25, 1994 totaled 2.1 million shares. No further awards will be made under the 1984 plan. The 1992 plan provides for the granting of stock options or various other types of awards to eligible employees. General awards available under this plan, on an annual basis, are equal to nine-tenths of one percent (.009) of the adjusted average number of common shares outstanding used by the Company to calculate fully diluted net income per share for the preceding year, plus shares of stock available for awards in previous years that have not been awarded, and any previously forfeited or expired options. At December 25, 1994 and December 26, 1993, approximately .7 million shares were available for general awards.

   An additional number of shares is available for replacement options. The number of shares available for replacement options is generally equal to four-tenths of one percent (.004) of the adjusted average number of common shares outstanding used by the Company to calculate fully diluted net income per share for the preceding year, plus shares available under the 1984 Long-Term Performance Plan for which no awards had been granted prior to its termination, plus shares of stock available for awards in previous years that have not been awarded, and any previously forfeited or expired replacement options. At December 25, 1994 and December 26, 1993, 2.3 million and 2.0 million shares, respectively, were available for replacement options. Shares not awarded in any year carry over and are available for award in subsequent years.

   Under the 1992 plan, only 3.0 million of the shares available for general awards may be used for certain outright stock awards and other stock-based awards, and only 3.0 million of the shares may be used for incentive stock options. No such awards have been granted. The option price is the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 11 years after the date the option is granted. At December 25, 1994, 3.2 million options were exercisable. A combined summary of stock option activity and prices is as follows:

(Shares in thousands)                   1994               1993               1992
- ----------------------------------------------------------------------------------
Options Outstanding
Beginning of year                      4,893              5,261              5,596
Granted                                1,050                889              1,187
Exercised                               (832)            (1,131)            (1,293)
Cancelled                                (66)              (126)              (229)
- ----------------------------------------------------------------------------------
End of year                            5,045              4,893              5,261

Prices of Options
Granted                    $ 49 5/8 - 63 1/8   $51 1/8 - 57 7/8   $41 1/4 - 50 3/8
Exercised                    16 7/8 - 57 3/4    16 7/8 - 47 3/8    16 7/8 - 41
Outstanding at year end     20 1/16 - 63 1/8    16 7/8 - 57 7/8    16 7/8 - 57 3/4

NOTE 12:  EMPLOYEE PENSION PLANS
- --------------------------------

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

   Net pension expense (credit) for Company-sponsored plans in 1994, 1993 and 1992 included the following components:

(In thousands)                       1994        1993        U.S.        QUNO
- -----------------------------------------------------------------------------
Benefits earned during the
 period (service costs)          $  9,038    $  8,000    $  7,699    $  3,288
Interest cost on projected
 benefit obligation                17,912      17,900      17,364      15,180
Recognized return on plan
 assets                           (27,424)    (27,151)    (27,036)    (17,549)
Amortization, net                    (380)       (511)       (443)       (337)
- ------------------------------------------------------------------------------
Net pension expense (credit)     $   (854)   $ (1,762)   $ (2,416)   $    582
- ------------------------------------------------------------------------------


   Actual returns on U.S. plan assets were: loss of $2.0 million in 1994 and gains of $37.1 million in 1993 and $21.1 million in 1992. Actual returns on plan assets for Canadian plans were gains of $7.6 million in 1992.

   The following table sets forth the funded status of the Company-sponsored pension plans as of year-end 1994 and 1993:

(In thousands)                                1994               1993
- ---------------------------------------------------------------------
Plans' assets at fair value               $281,515           $297,125
Less: Actuarial present value of
 benefit obligations
  Vested benefits                          229,019            224,800
  Non-vested benefits                        9,024             12,900
- ---------------------------------------------------------------------
  Accumulated benefit obligation           238,043            237,700
  Projected future salary increases         12,917             16,188
- ---------------------------------------------------------------------
  Projected benefit obligation             250,960            253,888
- ---------------------------------------------------------------------
Plans' assets in excess of projected
 benefit obligation                         30,555             43,237
Unrecognized net asset at
 transition being amortized
 through 2001                              (13,686)           (15,251)
Unrecognized net loss due
 to actual experience varying
 from actuarial assumptions                 15,717              2,509
Unrecognized prior service costs               906              1,932
- ---------------------------------------------------------------------
Pension asset recognized in the
 consolidated statements
  of financial position                   $ 33,492           $ 32,427
- ---------------------------------------------------------------------

   The plans' assets consist primarily of listed common stocks and bonds, including 350,725 shares of the Company's common stock having an aggregate market value of $18.9 million at December 25, 1994. In determining the projected benefit obligation for the U.S. plans, the weighted average assumed discount rate used was 8.5% in 1994 and 7.25% in 1993, while the average rate of increase in future salary levels was 5.0% for 1994 and 4.5% for 1993. The weighted average expected long-term rate of return on assets used in determining net pension credit was 9.75% in 1994, 10% in 1993 and 10.5% in 1992. For the Canadian plans in 1992, the expected long-term rate of return on assets was 8.5%. Total pension expense for union-sponsored pension plans was $5.8 million in 1994, $4.9 million in 1993 and $5.1 million in 1992. The Company's portion of assets and liabilities for multi-employer union pension plans is not determinable.

NOTE 13:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
- -----------------------------------------------------

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

   Postretirement benefit cost for 1994, 1993 and 1992 included the following components:

                                                                   1992
(In thousands)                              1994      1993     U.S.    QUNO
- ---------------------------------------------------------------------------
Service cost of benefits earned
 during the year                         $   350   $   288   $  278  $  492
Interest cost on accumulated
 postretirement benefit
 obligation ("APBO")                       3,069     3,159    3,175   2,249
- ---------------------------------------------------------------------------
Postretirement benefit cost              $ 3,419   $ 3,447   $3,453  $2,741
- ---------------------------------------------------------------------------

 The plans' APBO and postretirement liability were composed of the following:

(In thousands)                                Dec. 25, 1994    Dec. 26, 1993
- ----------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Retirees                                          $35,079          $37,193
  Active participants, fully eligible                 2,158            2,271
  Other participants                                  3,489            3,673
- ----------------------------------------------------------------------------
APBO                                                 40,726           43,137
Unrecognized net gain (loss) due to
 actual experience varying from
 actuarial assumptions                                2,774           (1,488)
- ----------------------------------------------------------------------------
Postretirement benefit liability                    $43,500          $41,649
- ----------------------------------------------------------------------------

   In determining the APBO for U.S. participants, the weighted average assumed discount rate used was 8.5% in 1994 and 7.25% in 1993, while the average rate of increase in future salary levels was 5.0% in 1994 and 4.5% in 1993. Increases of 12.6% and 10.5% in the cost of covered health care benefits were assumed for fiscal 1995 for pre-age 65 employees and post-age 65 employees, respectively. These rates were assumed to decrease ratably to 7.0% after nine years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year for U.S. employees would increase the total APBO at year-end 1994 by $2.6 million and the 1994 net benefit cost by $.2 million.


NOTE 14:  CONTINGENCIES AND LEGAL PROCEEDINGS
- ---------------------------------------------

The Company and its subsidiaries are defendants from time to time in actions for libel and other matters arising out of their business operations. In addition, the Company and its subsidiaries are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

   The State of Florida Department of Environmental Protection ("DEP") has issued a preliminary draft report identifying the Company's subsidiary, Sentinel Communications Company (the "Sentinel"), as a source of certain trichloroethene
(TCE) groundwater contamination in downtown Orlando, Florida. Based upon separate environmental reviews performed by the Company's environmental consultants, management believes that many of the findings contained in the DEP's preliminary draft report are inaccurate and that the Sentinel is not the source of the extensive contamination.

   The Company does not believe that any of the matters or proceedings presently pending will have a material adverse effect on its consolidated financial position or results of operations.

NOTE 15:  SEGMENT INFORMATION
- -----------------------------

Tribune Company is an information and entertainment company comprising three business segments. The Company's publishing segment consists of six daily newspapers and other related publications and services. The principal newspapers are the Chicago Tribune, the Fort Lauderdale-based Sun-Sentinel and The Orlando Sentinel. The Company's new media/education segment is composed of educational and reference publishing operations and includes Contemporary Books, Compton's and The Wright Group. The Company's broadcasting operations consist of independent television stations in New York, Los Angeles, Chicago, Philadelphia, Boston, Denver and New Orleans, a CBS television affiliate in Atlanta and six radio stations. In entertainment, the Company owns the Chicago Cubs baseball team, produces and syndicates television programming and has interests in cable programming. The Company currently holds a 34% ownership interest in QUNO Corporation, which manufactures newsprint for sale to the Company's newspapers and other North American and overseas customers. Prior to February 1993, when QUNO completed an initial public offering, QUNO was a wholly owned subsidiary and was reported as the newsprint operations business segment. Beginning in 1993, QUNO is no longer consolidated in the company's financial statements. Financial data for each of the Company's business segments is presented on page 60.

   In calculating operating profit for each segment, none of the following items have been added or deducted: interest income and expense, non-operating gains and losses, equity in QUNO net loss or income taxes. Assets represent those identifiable tangible and intangible assets used in the operations of each segment.

   The Company's cost of sales by business segment is as follows:


(In thousands)                                1994        1993        1992
- --------------------------------------------------------------------------

Publishing                              $  630,276  $  607,181  $  599,677
Broadcasting and Entertainment             412,704     410,007     384,860
New Media/Education                         34,528       8,798           -
- --------------------------------------------------------------------------
Total                                    1,077,508   1,025,986     984,537
Newsprint Operations                             -           -     314,059
Intercompany (newsprint)                         -           -    (117,195)
- --------------------------------------------------------------------------
Total cost of sales                     $1,077,508  $1,025,986  $1,181,401
- --------------------------------------------------------------------------

NOTE 16:  INCOME TAXES
- ----------------------

The amounts of income (loss) before income taxes and cumulative effects of accounting changes attributable to U.S. and foreign operations, and a reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes reported in the consolidated statements of income follow:


(In thousands)                                1994        1993        1992
- --------------------------------------------------------------------------

Income (loss) before income taxes and
 accounting changes
   U.S.                                   $435,152    $350,782    $321,989
   Foreign                                  (6,437)    (18,355)    (89,098)
- --------------------------------------------------------------------------
                                          $428,715    $332,427    $232,891
Federal income taxes at 35% in 1994
 and 1993 and 34% in 1992                 $150,050    $116,349    $ 79,183
Increase (decrease) resulting from:
  State and local income taxes, net
   of federal tax                           22,500      18,502      15,781
  Gain on sale of QUNO stock                12,598           -           -
  Equity in QUNO net loss                    2,253       6,424           -
  Amortization of intangible assets          4,912       4,814       5,141
  Other                                     (5,645)     (2,268)     (3,839)
- --------------------------------------------------------------------------
Income taxes reported                     $186,668    $143,821    $ 96,266
Effective tax rate                            43.5%       43.3%       41.3%
- --------------------------------------------------------------------------

   Components of income tax expense charged to income before cumulative effects of accounting changes were as follows:

(In thousands)                            1994          1993          1992
- --------------------------------------------------------------------------
Currently payable   U.S. Federal      $149,240      $106,678      $101,856
                    Foreign                  -             -         1,812
                    State               39,960        28,654        24,027
- --------------------------------------------------------------------------
                                       189,200       135,332       127,695
- --------------------------------------------------------------------------

Deferred            U.S. Federal          (979)        8,679           534
                    Foreign                  -             -       (31,847)
                    State               (1,553)         (190)         (116)
- --------------------------------------------------------------------------
                                        (2,532)        8,489       (31,429)
- --------------------------------------------------------------------------
Total                                 $186,668      $143,821      $ 96,266
- --------------------------------------------------------------------------

   Significant components of the Company's net deferred tax liabilities were as follows:


(In thousands)                           Dec. 25, 1994       Dec. 26, 1993
- --------------------------------------------------------------------------
Net properties                               $  93,229           $  98,680
Net intangible assets                           61,113              64,006
Pensions                                        12,483              12,452
Unrealized gain on investments                  50,324                   -
Investment in QUNO common stock                 12,340                   -
Other future taxable items                      17,710               7,522
- --------------------------------------------------------------------------
Total deferred tax liabilities                 247,199             182,660
- --------------------------------------------------------------------------

Broadcast rights                               (27,250)            (27,991)
Postretirement and postemployment
 benefits other than pensions                  (19,461)            (17,457)
Deferred compensation                          (26,241)            (27,091)
Disposition of New York Daily News              (7,645)             (9,218)
Other accrued liabilities                      (19,817)            (12,144)
Accrued employee compensation                  (14,122)            (10,988)
Federal benefit on deferred state taxes        (14,748)            (13,125)
Accounts receivable                            (10,275)            (10,556)
Other future deductible items                  (12,495)             (3,197)
- --------------------------------------------------------------------------
Total deferred tax assets                     (152,054)           (131,767)
- --------------------------------------------------------------------------
Net deferred tax liability                   $  95,145           $  50,893
- --------------------------------------------------------------------------

Tribune Company and Subsidiaries
BUSINESS SEGMENTS

(In thousands of dollars)                                      1994         1993         1992
- ------------------------------------------------------------------------------------------------
OPERATING REVENUES
Publishing                                                  $1,292,385   $1,199,103   $1,166,580
Broadcasting and Entertainment (1)                             764,197      727,213      684,051
New Media/Education                                             98,335       21,209            -
- ------------------------------------------------------------------------------------------------
 Total                                                       2,154,917    1,947,525    1,850,631
Newsprint Operations                                                 -            -      366,269
Intercompany                                                         -            -     (117,195)
- ------------------------------------------------------------------------------------------------
Total operating revenues                                    $2,154,917   $1,947,525   $2,099,705
- ------------------------------------------------------------------------------------------------

OPERATING PROFIT
Publishing (2)                                              $  287,590   $  253,050   $  224,509
Broadcasting and Entertainment (1)                             132,413      125,684      121,267
New Media/Education                                              2,829        2,071            -
Corporate expenses                                             (26,207)     (24,402)     (23,643)
- ------------------------------------------------------------------------------------------------
 Total                                                         396,625      356,403      322,133
Newsprint Operations                                                 -            -      (53,770)
- ------------------------------------------------------------------------------------------------
Total operating profit                                      $  396,625   $  356,403   $  268,363
- ------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
Publishing                                                  $   51,205   $   50,647   $   66,971
Broadcasting and Entertainment                                  21,041       18,782       20,958
New Media/Education                                              4,905          721            -
Corporate                                                       14,475        5,470          420
- ------------------------------------------------------------------------------------------------
 Total                                                          91,626       75,620       88,349
Newsprint Operations                                                 -            -       41,883
- ------------------------------------------------------------------------------------------------
Total capital expenditures                                  $   91,626   $   75,620   $  130,232
- ------------------------------------------------------------------------------------------------

DEPRECIATION AND AMORTIZATION OF INTANGIBLE ASSETS
Publishing                                                  $   71,629   $   65,387   $   63,465
Broadcasting and Entertainment                                  35,107       35,203       31,753
New Media/Education                                              7,064        1,529            -
Corporate                                                        1,575          643          880
- ------------------------------------------------------------------------------------------------
 Total                                                         115,375      102,762       96,098
Newsprint Operations                                                 -            -       43,481
- ------------------------------------------------------------------------------------------------
Total depreciation and amortization of intangible assets    $  115,375   $  102,762   $  139,579
- ------------------------------------------------------------------------------------------------

ASSETS
Publishing                                                  $  757,889   $  880,384   $  856,383
Broadcasting and Entertainment                               1,321,768    1,155,331    1,149,482
New Media/Education                                            210,445      107,964            -
Corporate                                                      495,723      392,731      133,181
Intercompany receivables                                             -            -      (10,747)
- ------------------------------------------------------------------------------------------------
 Total                                                       2,785,825    2,536,410    2,128,299
Newsprint Operations                                                 -            -      623,271
- ------------------------------------------------------------------------------------------------
Total assets                                                $2,785,825   $2,536,410   $2,751,570
- ------------------------------------------------------------------------------------------------

(1)  1992 includes $12.3 million of Major League Baseball expansion fees.

(2) 1992 includes a $15.3 million pretax charge for the closure of The Peninsula Times Tribune.

Tribune Company and Subsidiaries
QUARTERLY RESULTS (Unaudited)
                                                                                Quarters
1994 (In thousands of dollars,
except per share data)                          First           Second            Third              Fourth              Total
- ------------------------------------------------------------------------------------------------------------------------------
OPERATING     Publishing                     $   314,886      $   321,153  $       308,288     $       348,058       $1,292,385
REVENUES (1)  Broadcasting and Entertainment     146,948          223,085          179,986             214,178          764,197
              New Media/Education                 18,884           27,049           23,542              28,860           98,335
              ----------------------------------------------------------------------------------------------------------------
              Total operating revenues       $   480,718      $   571,287  $       511,816     $       591,096       $2,154,917
- ------------------------------------------------------------------------------------------------------------------------------

OPERATING     Publishing                     $    69,237      $    76,325  $        60,354     $        81,674       $  287,590
PROFIT        Broadcasting and Entertainment      20,375           50,247           23,699              38,092          132,413
              New Media/Education                  1,330            2,631           (5,311)              4,179            2,829
              Corporate expenses                  (6,340)          (6,418)          (6,813)             (6,636)         (26,207)
              ----------------------------------------------------------------------------------------------------------------
              Total operating profit              84,602          122,785           71,929             117,309          396,625
- ------------------------------------------------------------------------------------------------------------------------------

Equity in QUNO net income (loss)                 (9,123)            (636)           3,923                (601)          (6,437)
Gain on sale of QUNO stock (2)                        -           39,381                -                   -           39,381
Net interest expense                             (1,226)              32              473                (133)            (854)
- ------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                       74,253          161,562           76,325             116,575          428,715
Income taxes                                    (34,184)         (76,530)         (28,498)            (47,456)        (186,668)
- ------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                       40,069           85,032           47,827              69,119          242,047
Preferred dividends, net of tax                  (4,644)          (4,643)          (4,644)             (4,643)         (18,574)
- ------------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO
 COMMON SHARES                               $   35,425       $   80,389   $       43,183      $       64,476       $  223,473
- ------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (3)
              Primary                        $      .53       $     1.19   $          .64      $          .96       $    3.32
              ----------------------------------------------------------------------------------------------------------------
              Fully diluted                  $      .49       $     1.09   $          .60      $          .89       $    3.07
- ------------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE                   $      .26       $      .26   $          .26      $          .26       $    1.04
- ------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH - LOW)              $61 7/8-55       $64 1/2-54   $56 5/8-50 1/4      $56 1/8-48 7/8
- -------------------------------------------------------------------------------------------------------------

Notes to Quarterly Results:
(1) Revenues have been restated to reflect the formation of a new segment, New Media/Education, and to conform to revised financial statement presentation. The restatement had no effect on net income.

(2) On April 14, 1994, the Company sold 5.5 million shares of QUNO common stock. The sale resulted in an after-tax gain of $13 million, or $.19 per share on a primary basis.

(3) Quarterly and full year net income per share amounts are calculated independently based on the weighted average number of common shares applicable for each period.

                                                                              Quarters
1993 (In thousands of dollars,
 except per share data)                         First          Second           Third           Fourth          Total
- ---------------------------------------------------------------------------------------------------------------------
OPERATING    Publishing                $      292,639      $  300,115      $  285,321  $       321,028     $1,199,103
REVENUES (1) Broadcasting and
             Entertainment                    140,981         216,903         195,352          173,977        727,213
             New Media/Education                    -               -           4,924           16,285         21,209
             --------------------------------------------------------------------------------------------------------
             Total operating revenues  $      433,620      $  517,018      $  485,597  $       511,290     $1,947,525
- ---------------------------------------------------------------------------------------------------------------------

OPERATING    Publishing                $       55,729      $   63,697      $   52,054  $        81,570     $  253,050
PROFIT       Broadcasting and
             Entertainment                      9,170          49,254          32,053           35,207        125,684
             New Media/Education                    -               -             492            1,579          2,071
             Corporate expenses                (5,798)         (5,860)         (6,345)          (6,399)       (24,402)
             --------------------------------------------------------------------------------------------------------
             Total operating profit            59,101         107,091          78,254          111,957        356,403
- ---------------------------------------------------------------------------------------------------------------------

Equity in QUNO net income (loss)               (2,711)         (2,757)         (5,849)         (7,038)        (18,355)
Net Interest expense                           (3,779)            (73)           (173)         (1,596)         (5,621)
- ---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                     52,611         104,261          72,232         103,323         332,427
Income taxes                                  (22,960)        (41,976)        (33,637)        (45,248)       (143,821)
- ---------------------------------------------------------------------------------------------------------------------
NET INCOME                                     29,651          62,285          38,595          58,075         188,606
Preferred dividends, net of tax                (4,628)         (4,628)         (4,672)         (4,511)        (18,439)
- ---------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO
 COMMON SHARES                         $       25,023      $   57,657      $   33,923  $       53,564      $  170,167
- ---------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (3)
             Primary                   $          .38      $      .87      $      .51  $          .80      $     2.56
             --------------------------------------------------------------------------------------------------------
             Fully diluted             $          .36      $      .80      $      .48  $          .73      $     2.36
- ---------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE             $          .24      $      .24      $      .24  $          .24      $      .96
- ---------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH - LOW)        $56 7/8-47 5/8      $56 1/4-50      $55-48 3/8  $61 1/4-50 7/8
- -----------------------------------------------------------------------------------------------------

Tribune Company and Subsidiaries
ELEVEN YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share data)                        1994            1993            1992            1991
- ---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS

OPERATING REVENUES
Publishing excluding Daily News                                   $1,292,385       1,199,103       1,166,580       1,142,116
New York Daily News                                               $        -               -               -               -
Broadcasting and Entertainment                                    $  764,197         727,213         684,051         617,514
New Media/Education                                               $   98,335          21,209               -               -
- ----------------------------------------------------------------------------------------------------------------------------
Total                                                             $2,154,917       1,947,525       1,850,631       1,759,630
Newsprint Operations (net of intercompany)                        $        -               -         249,074         279,543
- ----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                          $2,154,917       1,947,525       2,099,705       2,039,173

OPERATING PROFIT
Publishing excluding Daily News                                   $  287,590         253,050         224,509         217,031
New York Daily News                                               $        -               -               -               -
Broadcasting and Entertainment                                    $  132,413         125,684         121,267         100,175
New Media/Education                                               $    2,829           2,071               -               -
Corporate expenses                                                $  (26,207)        (24,402)        (23,643)        (22,256)
- ----------------------------------------------------------------------------------------------------------------------------
Total                                                             $  396,625         356,403         322,133         294,950
Newsprint Operations                                              $        -               -         (53,770)         (6,975)
- ----------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                            $  396,625         356,403         268,363         287,975

Equity in QUNO net loss                                           $   (6,437)        (18,355)              -               -
Net interest expense                                              $     (854)         (5,621)        (35,472)        (46,100)
Other                                                             $   39,381               -               -               -
- ----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                 $  428,715         332,427         232,891         241,875
Income taxes                                                      $ (186,668)       (143,821)        (96,266)        (99,894)
- ----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE ACCOUNTING CHANGES                           $  242,047         188,606         136,625         141,981
Cumulative effects of changes in accounting principles            $        -               -         (16,800)              -
- ----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) (1)                                             $  242,047         188,606         119,825         141,981

SHARE INFORMATION
Primary net income (loss) per share  (1)                          $     3.32            2.56            1.56            1.94
Common dividends per share                                        $     1.04             .96             .96             .96
Stockholders' investment per share                                $    18.93           15.54           13.32           12.78
Weighted average common shares outstanding (000's)                    67,213          66,371          65,018          64,364

FINANCIAL RATIOS
Operating profit margin                                                 18.4%           18.3%           12.8%           14.1%
Net income margin                                                       11.2%            9.7%            5.7%            7.0%
Net income as a percentage of average stockholders' investment          19.9%           18.8%           13.6%           17.6%
Long-term debt to total capital                                           22%             30%             43%             47%

FINANCIAL POSITION AND OTHER DATA
Total assets                                                      $2,785,825       2,536,410       2,751,570       2,795,298
Long-term debt                                                    $  411,200         510,838         740,979         897,835
Stockholders' investment                                          $1,332,980       1,095,627         911,889         851,699
Capital expenditures                                              $   91,626          75,620         130,232          93,931
Repurchase (issuance) of treasury stock, net                      $   28,670         (46,138)        (31,918)        (10,007)
Dividends                                                         $   88,325          81,927          80,407          78,415
Amortization of broadcast rights                                  $  244,361         236,468         233,859         207,392
Employees (full-time equivalents)                                     10,500           9,900          12,400          12,900

(1) Includes the gain on sale of QUNO stock of $13 million or $.19 per share in 1994, the cumulative effects of accounting changes of $16.8 million or $.26 per share in 1992, charges relating to New York Daily News totaling $255.0 million or $3.86 per share in 1990, and a non-recurring net loss of $21.1 million or $.27 per share in 1987 and a non-recurring net gain of $151.6 million or $1.88 per share in 1986.


       1990         1989        1988        1987         1986        1985         1984
    ------------------------------------------------------------------------------------
    1,199,394    1,210,084   1,125,260   1,049,872      948,390     948,173      871,089
      321,823      422,024     436,843     419,853      411,840     405,862      402,509
      623,981      584,326     505,729     485,276      466,231     384,723      322,082
            -            -           -           -            -           -            -
    ------------------------------------------------------------------------------------
    2,145,198    2,216,434   2,067,832   1,955,001    1,826,461   1,738,758    1,595,680
      213,752      243,208     270,741     202,144      202,370     198,319      199,817
    ------------------------------------------------------------------------------------
    2,358,950    2,459,642   2,338,573   2,157,145    2,028,831   1,937,077    1,795,497

      278,594      299,282     248,567     239,358      209,525     171,932      149,623
     (114,468)      (2,179)     15,167     (47,357)      (9,228)      3,040       (4,817)
      107,528       96,803      77,754      62,858       65,537      45,693       41,182
            -            -           -           -            -           -            -
      (22,654)     (22,100)    (22,699)    (25,815)     (17,650)    (19,459)     (15,441)
    ------------------------------------------------------------------------------------
      249,000      371,806     318,789     229,044      248,184     201,206      170,547
      (11,058)      61,285      99,154      73,009       33,126      40,206       17,929
    ------------------------------------------------------------------------------------
      237,942      433,091     417,943     302,053      281,310     241,412      188,476

            -            -           -           -            -           -            -
      (37,170)     (25,340)    (39,515)    (32,459)     (35,026)    (16,416)     (16,283)
     (295,000)       3,133           -           -      276,587       6,466       14,421
    ------------------------------------------------------------------------------------
      (94,228)     410,884     378,428     269,594      522,871     231,462      186,614
       30,695     (168,463)   (168,022)   (128,057)    (230,001)   (107,618)     (83,571)
    ------------------------------------------------------------------------------------
      (63,533)     242,421     210,406     141,537      292,870     123,844      103,043
            -            -           -           -            -           -            -
    ------------------------------------------------------------------------------------
      (63,533)     242,421     210,406     141,537      292,870     123,844      103,043


        (1.22)        3.17        2.78        1.80         3.63        1.53         1.28
          .96          .88         .76         .64          .52         .44          .38
        11.68        15.60       15.88       14.35        13.91       11.19        10.23
       66,032       72,390      75,636      78,536       80,677      81,045       80,801


         10.1%        17.6%       17.9%       14.0%        13.9%       12.5%        10.5%
        (2.7)%         9.9%        9.0%        6.6%        14.4%        6.4%         5.7%
        (6.9)%        21.4%       18.4%       12.9%        29.1%       14.3%        12.9%
           51%          40%         32%         31%          29%         41%          20%


    2,826,099    3,013,537   2,905,382   2,738,484    2,571,432   2,445,924    1,737,142
      998,962      880,686     650,118     551,651      522,750     732,521      244,982
      764,512    1,077,996   1,188,480   1,094,943    1,101,274     908,486      827,676
      148,897      238,307     213,596     191,895      147,726     171,687      122,352
      178,517      296,738      56,185     108,647       65,893      (5,692)      (2,336)
       80,110       75,298      57,416      50,025       42,201      35,490       30,383
      228,605      221,897     192,045     169,921      155,183      83,463       66,888
       16,100       17,100      16,800      16,800       17,300      18,700       18,400

                       TRIBUNE COMPANY AND SUBSIDIARIES
                            APPENDIX TO EXHIBIT 13
                             DESCRIPTION OF GRAPHS
                             ---------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
- -------------------------------------------------------------------------------------

Annual Report
 Page Number       Description
- -------------      -----------
     33            Bar graph of Net Income Excluding Accounting Changes
                   and Daily News (In millions).  1990 - $191, 1991 - $142,
                   1992 - $137, 1993 - $189, 1994 - $242.

     34            Bar graph of Operating Profit Excluding QUNO and Daily
                   News (In millions).  1990 - $363, 1991 - $295, 1992 -
                   $322, 1993 - $356, 1994 - $396.

     34            Pie chart of 1994 Consolidated Expenses as a Percent of
                   Revenues.  Compensation - 27%, Amortization of
                   Broadcast Rights - 11%, Newsprint & Ink - 9%, Other -
                   35%, Operating Margin - 18%.

     35 Bar graph of Publishing Operating Profit Per FTE (In thousands). 1990 - $33, 1991 - $27, 1992 - $28, 1993 -
                   $33, 1994 - $38.

     36            Stacked bar graph of Publishing Advertising Revenues
                   Excluding Daily News (In millions). Retail - 1990 - $443,
                   1991 - $429, 1992 - $428, 1993 - $435, 1994 - $461;
                   General - 1990 -$130, 1991 - $124, 1992 - $129, 1993 -
                   $121, 1994 - $135; Classified - 1990 - $356, 1991 - $301,
                   1992 - $312, 1993 - $337, 1994 - $385.

     37            Pie chart of 1994 Publishing Revenues by Market.  Chicago
                   - 54%, Fort Lauderdale - 21%, Orlando - 16%, Virginia/CA
                   - 5%, National - 4%.

     38            Bar graph of Broadcasting and Entertainment Operating
                   Profit (In millions).  1990 - $108, 1991 - $100, 1992 -
                   $121, 1993 - $125, 1994 - $132.

     38            Bar graph of Television EBITDA (In millions).  1990 -
                   $108, 1991 - $104, 1992 - $121, 1993 - $147, 1994 - $189.

     41            Bar graph of Long-Term Debt to Total Capital.
                   1990 - 51%, 1991 - 47%, 1992 - 43%, 1993 - 30%,
                   1994 - 22%.

     41            Bar graph of Return on Equity (Excluding
                   Accounting Changes and Daily News). 1990 -
                   18.3%, 1991 - 17.6%, 1992 - 15.3%, 1993 - 18.8%,
                   1994 - 19.9%.