Form 10-K, Exhibit 13
period 1995-12-31
TRIBUNE CO
filed 1996-03-26
CIK 726513

                                                                      EXHIBIT 13

                                                Tribune Company and Subsidiaries

                           MANAGEMENT'S DISCUSSION
         AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion presents the significant factors that have affected the businesses of Tribune Company and its subsidiaries (the "Company") over the last three years. This commentary should be read in conjunction with the Company's consolidated financial statements and Eleven Year Financial Summary, which are also presented in this annual report. Certain prior year amounts have been restated to conform with the 1995 presentation.

SIGNIFICANT EVENTS AND TRENDS
 ................................................................................

In December 1995, the Company announced it had agreed to sell all of its holdings in QUNO Corporation, a Canadian newsprint producer, as part of QUNO's agreement to merge with Donohue Inc. Donohue will pay approximately C$30.50 per common QUNO share. The transaction is subject to approval by QUNO's stockholders and is scheduled to close in March 1996. Tribune owns approximately 34% of QUNO's common stock plus $138.8 million in convertible debt. Upon conversion of this debt, the Company's ownership of QUNO increases to 53%, or 19.2 million of
36.2 million common shares outstanding. The Company's gross proceeds from the sale will be approximately US$425 million (C$585 million), consisting of US$285 million in cash, US$75 million in short-term notes and US$65 million in Donohue common stock (5.6 million shares valued at C$17 per share). After-tax proceeds will be approximately US$330 million. The Company will record an after-tax gain of approximately $85 million upon completion of the transaction. The exact amount of the proceeds received and the gain recorded will depend upon several factors at the date the transaction is consummated, including the U.S./Canadian dollar exchange rate and Donohue's stock price. The Company's consolidated financial statements have been restated to reflect equity earnings from QUNO, interest income from the QUNO convertible debenture and the 1994 gain on the sale of QUNO common shares, net of income tax, as discontinued operations.

     The Major League Baseball players' contract expired on December 31, 1993. The Major League Baseball Players Association initiated a strike on August 12, 1994, and on August 28, 1994, the owners cancelled the remainder of the 1994 Major League Baseball season. In April 1995, the National Labor Relations Board invalidated the owners' posted rules, and the players ended their strike. The 1995 baseball season began April 26, 1995. The strike shortened the 1995 season by 18 games and continued to impact attendance throughout the season. Negotiations for a new players' contract are continuing.

     The North American newsprint industry has increased newsprint prices several times since the beginning of 1994 due to higher demand for newsprint in the U.S. and overseas. As a result, average newsprint transaction prices increased 45% in 1995 over 1994. The higher newsprint prices increased newsprint expense at the Company's newspapers by approximately $75 million in 1995. The Company's publishing operations offset most of this increase through cost controls, a decrease in newsprint consumption and revenue increases. Although another 10% price increase has been announced for April 1996, there are indications in the industry that this may be delayed. QUNO's operating results in 1994 and 1995 benefited from the price increases.

RESULTS OF OPERATIONS
 ................................................................................

The Company's fiscal year ends on the last Sunday in December. Fiscal year 1995 comprised 53 weeks, while fiscal years 1994 and 1993 comprised 52 weeks. The effect of the additional week in 1995 on the comparisons of the financial statements taken as a whole is generally not significant.

                         ACQUISITIONS AND DISPOSITIONS

The Company has acquired eight businesses since the middle of 1993. In 1993, the Company acquired Contemporary Books in July and Compton's NewMedia in September. In 1994, the Company acquired The Wright Group in February, television station WLVI-Boston in April and Farm Journal, Inc. in June. In 1995, the Company purchased RELCON, Inc. in January, Jamestown Publishers, Inc. in May and Everyday Learning Corporation in August. The results of these businesses have been included in the consolidated financial statements since their dates of acquisition. The Company has also made several equity investments, including TV Food Network and Picture Network International in 1993 and The Warner Bros. Television Network, Qwest Broadcasting LLC and Interealty in 1995. The Company's share of these companies' results of operations has been included in the consolidated financial statements since their investment date.

     In December 1995, the Company sold its Compton's NewMedia subsidiary to SoftKey International Inc. for $120.5 million of SoftKey common shares and a $3 million note and also invested $150 million in SoftKey convertible notes. These transactions resulted in a pretax gain of $6.9 million and an after-tax gain of $4.1 million, or $.06 per share on a primary basis. In July 1995, the Company sold its California newspaper subsidiary, Times Advocate Company in Escondido, for approximately $16 million in cash. The sale resulted in a pretax loss of $7.5 million and an after-tax loss of $4.5 million, or $.07 per share. In March 1995, the Company sold shares of America Online common stock for approximately $17 million. The sale resulted in a pretax gain of $15.3 million and an after-tax gain of $9.1 million, or $.14 per share. In April 1994, the Company reduced its ownership holdings in QUNO to 34% by selling 5.5 million shares of QUNO common stock. The sale of the shares resulted in an after-tax gain in 1994 of approximately $13 million, or $.19 per share.

                                 CONSOLIDATED

The Company's consolidated financial results for 1995, 1994 and 1993 were as follows:

                                                                             Change
(Dollars in millions, except per share amounts)    1995    1994    1993   95-94  94-93
======================================================================================
Operating revenues                               $2,244  $2,112  $1,911   +  6%  + 11%
Operating profit                                    405     396     356   +  2%  + 11%
Dispositions of
  subsidiary stock and investment                    15       -       -       *      -
Income from continuing operations                   245     233     205   +  5%  + 14%
Income (loss) from discontinued operations
  of QUNO                                            33       9     (16)  +268%      *
Net income                                          278     242     189   + 15%  + 28%
  Before dispositions                               269     229     189   + 18%  + 21%
Primary net income per share
  Continuing operations                            3.50    3.19    2.80   + 10%  + 14%
  Discontinued operations                           .50     .13    (.24)  +285%      *
  Total                                            4.00    3.32    2.56   + 20%  + 30%
  Before dispositions                              3.87    3.13    2.56   + 24%  + 22%

* Not meaningful

NET INCOME PER SHARE -- The 24% increase in 1995 primary net income per share before dispositions was primarily due to strong results from QUNO, increased television operating profit and a lower number of shares outstanding as a result of stock repurchases during 1995. The 22% increase in 1994 primary net income per share before dispositions was due to higher profits from all three of the Company's business segments, lower equity losses from QUNO and lower net interest expense. Average common shares outstanding decreased 4% in 1995 and increased 1% in 1994.

OPERATING PROFIT AND REVENUES -- The following table shows consolidated operating revenues, EBITDA (earnings before interest, taxes, depreciation and amortization) and operating profit by business segment:

                                                                   Change
(Dollars in millions)                 1995     1994     1993   95-94    94-93
=============================================================================
Operating revenues
  Publishing                        $1,312   $1,246   $1,163   +  5%    +  7%
  Broadcasting and Entertainment       829      764      727   +  8%    +  5%
  Education                            103      102       21   +  1%    +381%
-----------------------------------------------------------------------------
Total operating revenues            $2,244   $2,112   $1,911   +  6%    + 11%
-----------------------------------------------------------------------------
EBITDA
  Publishing                        $  344   $  359   $  318   -  4%    + 13%
  Broadcasting and Entertainment       198      168      161   + 18%    +  4%
  Education                             13       10        4   + 33%    +175%
  Corporate expenses                   (29)     (25)     (24)  - 18%    -  4%
-----------------------------------------------------------------------------
Total EBITDA                        $  526   $  512   $  459   +  3%    + 12%
-----------------------------------------------------------------------------
Operating profit
  Publishing                        $  270   $  287   $  253   -  6%    + 14%
  Broadcasting and Entertainment       160      132      125   + 21%    +  5%
  Education                              5        3        2   + 62%    + 37%
  Corporate expenses                   (30)     (26)     (24)  - 15%    -  7%
-----------------------------------------------------------------------------
Total operating profit              $  405   $  396   $  356   +  2%    + 11%
-----------------------------------------------------------------------------

     As shown above, consolidated 1995 operating revenues were up 6%, or $132 million, from 1994 and 1994 revenues increased 11%, or $201 million, from 1993, with all three segments reporting gains in both 1995 and 1994.

     Consolidated operating profit increased 2%, or $9 million, in 1995. Publishing was down $17 million due primarily to higher newsprint prices, while broadcasting and entertainment was up $28 million due mainly to higher television profits. Consolidated 1995 EBITDA was up $14 million, or 3%, due primarily to broadcasting and entertainment, which was up $30 million, or 18%. Consolidated operating profit increased 11%, or $40 million, in 1994. Publishing was up $34 million, and broadcasting and entertainment was up $7 million, primarily due to increased advertising revenues. Consolidated 1994 EBITDA was up $53 million, or 12%, due primarily to publishing, which was up $41 million.

OPERATING EXPENSES -- Consolidated operating expenses were as follows:

                                                                    Change
(Dollars in millions)                   1995     1994     1993  95-94   94-93
=============================================================================
Cost of sales                         $1,164   $1,059   $1,008  + 10%   +  5%
Selling, general and administrative      554      542      444  +  2%   + 22%
Depreciation and amortization
  of intangible assets                   121      115      103  +  5%   + 12%
-----------------------------------------------------------------------------
Total operating expenses              $1,839   $1,716   $1,555  +  7%   + 10%
-----------------------------------------------------------------------------

  The 10%, or $105 million, increase in cost of sales in 1995 was due primarily to increased newsprint and ink expense and additional costs from six acquisitions made since the beginning of 1994. Excluding the acquisitions, cost of sales increased $82 million, or 8%. Newsprint and ink expense rose $67 million, or 36%, as average newsprint transaction prices increased 45%. The 5% increase in cost of sales in 1994 was due primarily to the additional costs from five acquisitions made since mid-1993, increased newsprint and ink expense and increased compensation expense. Excluding the acquisitions, cost of sales increased $14 million, or 1%, in 1994. Newsprint and ink expense was up $5 million, or 3%, and compensation expense was up $6 million, or 2%.

     Selling, general and administrative expense increased 2%, or $12 million, in 1995 mainly due to the acquisitions. Excluding the acquisitions, SG&A expense remained virtually unchanged in 1995. SG&A expense increased 22% in 1994 from 1993, mainly due to the acquisitions. Excluding the acquisitions, SG&A expense increased $35 million, or 8%, due primarily to increased compensation costs of $12 million, or 6%, and increased sales costs of $8 million, or 15%. The increase in depreciation and amortization of intangible assets in both 1995 and 1994 was principally due to the acquisitions and capital expenditures.

                                  PUBLISHING

OPERATING PROFIT AND REVENUES -- The following table, which excludes Times Advocate Company, presents publishing operating revenues, EBITDA and operating profit for daily newspapers and other publications/services/development. The latter category includes syndication of editorial products, advertising placement services, niche publications, alternate delivery services, direct mail operations, online/electronic products and, for EBITDA and operating profit, equity losses from investments.

                                                                              Change
(Dollars in millions)                          1995     1994     1993     95-94      94-93
============================================================================================
Operating revenues
  Daily newspapers                           $1,238   $1,176   $1,099      +  5%      +  7%
  Other publications/services/development        66       53       48      + 23%      + 12%
--------------------------------------------------------------------------------------------
Total operating revenues                     $1,304   $1,229   $1,147      +  6%      +  7%
--------------------------------------------------------------------------------------------
EBITDA
  Daily newspapers                           $  350   $  368   $  323      -  5%      + 14%
  Other publications/services/development        (5)      (7)      (3)     + 25%      -121%
--------------------------------------------------------------------------------------------
Total EBITDA                                 $  345   $  361   $  320      -  4%      + 13%
--------------------------------------------------------------------------------------------
Operating profit
  Daily newspapers                           $  281   $  301   $  262      -  7%      + 15%
  Other publications/services/development        (9)     (10)      (6)     +  6%      - 85%
--------------------------------------------------------------------------------------------
Total operating profit                       $  272   $  291   $  256      -  7%      + 14%
--------------------------------------------------------------------------------------------

     Publishing operating revenues, excluding Times Advocate, increased 6%, or $75 million, in 1995 due principally to higher advertising revenues of 6%, or $57 million. Operating revenues increased 7%, or $82 million, in 1994 due primarily to increased advertising revenues of 10%, or $85 million. Including Times Advocate, operating revenues were up 5% and 7% in 1995 and 1994, respectively.

     Operating profit for 1995, excluding Times Advocate, was down 7% to $272 million from $291 million in 1994 as gains in operating revenues were more than offset by increased expenses that resulted primarily from significantly higher newsprint prices. Publishing operating profit rose to $291 million in 1994, a $35 million increase from 1993. This increase resulted from higher revenues, partially offset by increased costs to support these revenues and higher development expenditures. Including Times Advocate, operating profit declined 6% in 1995 and rose 14% in 1994.

     Daily newspaper operating margins, excluding Times Advocate, were 22.7% in 1995 compared to 25.6% in 1994 and 23.8% in 1993. The decline in 1995 was mainly due to the significant increase in newsprint costs. The increase in 1994 was due primarily to higher revenues.

Total publishing revenues by classification, excluding Times Advocate, were as follows:

                                                                              Change
(Dollars in millions)                          1995     1994     1993     95-94      94-93
============================================================================================
Advertising
Retail                                       $  447   $  430   $  410      +  4%      +  5%
General                                         130      135      120      -  3%      + 12%
Classified                                      427      382      332      + 12%      + 15%
--------------------------------------------------------------------------------------------
  Total advertising                           1,004      947      862      +  6%      + 10%
Circulation                                     249      241      244      +  3%      -  1%
Other                                            51       41       41      + 26%      +  3%
--------------------------------------------------------------------------------------------
Total revenues                               $1,304   $1,229   $1,147      +  6%      +  7%
--------------------------------------------------------------------------------------------

     Advertising revenues in 1995 increased largely due to rate increases. Retail advertising revenues increased due primarily to improvements in the general merchandise category in Chicago. Classified advertising revenues rose 12% as a result of increased help wanted advertising at all of the newspapers and increased real estate advertising in Chicago and Fort Lauderdale. General advertising was down 3% in 1995 due to decreased transportation advertising in Chicago and Fort Lauderdale.

     All of the Company's newspapers reported improvements in each of the three advertising categories in 1994 due to both linage and advertising rate increases. The 5% rise in retail advertising revenues was due to increases in the department store and food and drug categories at all of the newspapers. General advertising revenues climbed 12% due to higher advertising in the transportation and media categories. Classified advertising revenues rose 15% due to increases in help wanted, automotive and real estate advertising.

     The following table presents advertising linage for 1995, 1994 and 1993, excluding Times Advocate:

                                                                               Change
(Inches in thousands)                          1995     1994     1993     95-94      94-93
============================================================================================
Full run
Retail                                        3,930    4,147    4,008      -  5%      +  3%
General                                         695      703      630      -  1%      + 12%
Classified                                    6,525    6,484    6,006      +  1%      +  8%
--------------------------------------------------------------------------------------------
  Total full run                             11,150   11,334   10,644      -  2%      +  6%
Part run                                      9,743    9,995    9,361      -  3%      +  7%
Preprint                                      8,765    8,400    7,587      +  4%      + 11%
--------------------------------------------------------------------------------------------
Total inches                                 29,658   29,729   27,592         -       +  8%
--------------------------------------------------------------------------------------------

     Total advertising linage in 1995, excluding Times Advocate, was virtually unchanged from 1994. Full run retail advertising linage was down at all four of the newspapers. Part run advertising linage was down 3% in 1995 due primarily to decreases at Orlando in both retail and classified. Preprint advertising linage increased 4% in 1995 due in part to a new large customer in Chicago. The 1994 increases in all categories reflected improved economic conditions in most of the Company's major markets. Preprint linage also benefited from an increase in the number of advertising zones offered by the Company's newspapers. Increased zones enable advertisers to target special market areas for their advertisements.

     Circulation revenues, excluding Times Advocate, increased 3% in 1995 due primarily to selective price increases and decreased 1% in 1994 due to declining copies. Total average daily circulation, excluding Times Advocate, was down slightly in 1995 to 1,314,000 from 1,318,000 in 1994, and total average Sunday circulation also was down slightly to 1,970,000 in 1995 from 1,973,000 in 1994. Total average daily circulation decreased 1% in 1994 to 1,318,000 copies from 1,335,000 copies in 1993, while total average Sunday circulation decreased 1% to 1,973,000 in 1994 from 1,987,000 copies in 1993.

     Other revenues are derived from advertising placement services; the syndication of columns, features, information and comics to newspapers; commercial printing operations; direct mail operations; and other publishing-related activities. Excluding Times Advocate, the 1995 increase in other revenues resulted primarily from higher advertising placement services and from the addition of RELCON, Inc., acquired in January 1995. The increase in 1994 resulted primarily from higher revenues generated by advertising placement services.

OPERATING EXPENSES -- Publishing operating expenses increased 9% in 1995 and 5% in 1994. Excluding Times Advocate, operating expenses increased 10%, or $94 million, in 1995. Newsprint and ink expense rose $69 million, or 37%, as average newsprint selling prices increased 45%. Newsprint consumption declined 5% in 1995 mainly due to lower full run and part run linage and to actions at the newspapers to reduce newsprint usage. Compensation costs rose $18 million, or 5%, with full-time equivalent employees down slightly from 1994.

     Publishing operating expenses, excluding Times Advocate, increased $47 million, or 5%, in 1994 due to higher compensation, circulation, depreciation and amortization, and newsprint and ink expenses. Compensation costs rose $16 million, or 5%, with full-time equivalent employees unchanged from 1993. Circulation costs rose $2 million, or 2%, in 1994 primarily due to higher expenses for expanded total market coverage in Chicago. Depreciation and amortization expense increased $6 million, or 10%, due principally to capital expenditures. Newsprint and ink expense increased $5 million, or 3%, in 1994. Newsprint consumption increased 9%, while the average cost of newsprint consumed declined 5% due to lower average newsprint selling prices. Newsprint prices declined in the first half of 1994 and then increased in the second half.

                        BROADCASTING AND ENTERTAINMENT

OPERATING PROFIT AND REVENUES -- The following table presents operating revenues, EBITDA and operating profit for television, radio, entertainment/Chicago Cubs and cable programming/development. Cable programming/development includes CLTV News (a regional news cable channel) and, for EBITDA and operating profit, the Company's equity losses from The WB Network and TV Food Network.

                                                                               Change
(Dollars in millions)                          1995     1994     1993     95-94      94-93
============================================================================================
Operating revenues
  Television                                  $ 630    $ 599    $ 537      +  5%      + 12%
  Radio                                          88       69       59      + 29%      + 17%
  Entertainment/Chicago Cubs                    104       92      130      + 13%      - 29%
  Cable Programming/Development                   7        4        1      + 51%      +190%
--------------------------------------------------------------------------------------------
Total operating revenues                      $ 829    $ 764    $ 727      +  8%      +  5%
--------------------------------------------------------------------------------------------
EBITDA
  Television                                  $ 215    $ 189    $ 147      + 14%      + 29%
  Radio                                          15       13       14      + 15%      -  5%
  Entertainment/Chicago Cubs                    (17)     (24)       9      + 29%      -375%
  Cable Programming/Development                 (15)     (10)      (9)     - 42%      - 23%
--------------------------------------------------------------------------------------------
Total EBITDA                                  $ 198    $ 168    $ 161      + 18%      +  4%
--------------------------------------------------------------------------------------------
Operating profit
  Television                                  $ 186    $ 162    $ 120      + 15%      + 35%
  Radio                                          11       10       11      + 16%      - 10%
  Entertainment/Chicago Cubs                    (21)     (28)       4      + 25%      -795%
  Cable Programming/Development                 (16)     (12)     (10)     - 39%      - 20%
--------------------------------------------------------------------------------------------
Total operating profit                        $ 160    $ 132    $ 125      + 21%      +  5%
--------------------------------------------------------------------------------------------

     Broadcasting and entertainment revenues increased 8%, or $65 million, in 1995 from $764 million in 1994. Television revenues were up 5%, or $31 million, with strong growth at all of the Company's stations except KTLA-Los Angeles and KWGN-Denver, which declined from 1994 due to soft advertising markets. The largest increases were reported by WGN-Chicago, WPIX-New York and WPHL-Philadelphia. Television revenues include those of WLVI-Boston, acquired in April 1994. Excluding WLVI-Boston, television revenues were up 4%, or $25 million, in 1995. Radio revenues include those of Farm Journal Inc., acquired in June 1994. Excluding Farm Journal, radio revenues were up 4%. Entertainment/ Chicago Cubs revenues were up 13% in 1995 as a result of higher
Cubs revenues and more shows in syndication. Cubs revenues in 1994 and 1995 were impacted by the Major League Baseball strike that began August 12, 1994 and cancelled the remainder of the 1994 season. The strike also shortened the 1995 baseball season by 18 games and continued to impact attendance throughout the season.

     Broadcasting and entertainment revenues increased 5%, or $37 million, in 1994 due to a 12%, or $62 million, increase in television revenues, partially offset by a $38 million decrease in revenues from entertainment/Chicago Cubs. Television revenues were up at all of the Company's stations in 1994, with the largest increases reported by WPIX-New York, KTLA-Los Angeles and WGN-Chicago. Excluding WLVI-Boston, television revenues were up 7%, or $36 million, in 1994. Excluding Farm Journal, radio revenues were up 1%. Entertainment/Chicago Cubs revenues were down 29% as a result of the baseball strike and fewer shows in syndication. Revenues of approximately $30 million were lost due to the strike, mostly from the Chicago Cubs.

     Operating profit was up 21%, or $28 million, in 1995 to a record $160 million due primarily to a 15%, or $24 million, increase in television and a 25%, or $7 million, improvement in entertainment/Chicago Cubs. Entertainment results in 1994 were significantly impacted by programming and development costs recorded for "The Road," a program cancelled in 1995. These improvements were partially offset by equity losses from the Company's recent investment in The WB Network.

     Operating profit was up 5% in 1994 to $132 million due primarily to a 35%, or $42 million, increase in television operating profit. The segment's operating profit was reduced by an estimated $40 million loss resulting from the combined impact of the baseball strike and significant development and programming expenses for "The Road," CLTV News and TV Food Network.

OPERATING EXPENSES -- Broadcasting and entertainment operating expenses increased 6%, or $37 million, in 1995 due primarily to the 1994 acquisitions of Farm Journal and WLVI-Boston, equity losses from The WB Network, and increased Chicago Cubs expenses as more games were played in 1995. These increases were partially offset by a reduction in programming and development costs for "The Road." Excluding WLVI-Boston, Farm Journal and the Cubs, total operating expenses for the group were up $7 million, or 1%.

     Expenses for the group increased 5%, or $30 million, in 1994 due principally to the two 1994 acquisitions and programming and development costs for "The Road" and TV Food Network. These increases were partially offset by the expense savings associated with the baseball strike. Excluding WLVI-Boston, Farm Journal and the Cubs, total operating expenses for the group were up 6%, or $33 million, as a result of the programming and development costs for "The Road" and TV Food Network and higher compensation costs. Compensation costs rose 8%, or $10 million, due to higher benefits and normal wage increases.

                                   EDUCATION

OPERATING PROFIT AND REVENUES -- The following table presents operating revenues, EBITDA and operating profit for the Company's education segment. This segment consists of the following businesses--Contemporary Books, acquired in July 1993; Compton's, acquired in September 1993 and sold in December 1995; The Wright Group, acquired in February 1994; Jamestown Publishers, acquired in May 1995; and Everyday Learning, acquired in August 1995.

                                                                              Change
(Dollars in millions)                          1995     1994     1993     95-94      94-93
============================================================================================
Operating revenues                            $ 103    $ 102    $  21      +  1%      +381%
EBITDA                                           13       10        4      + 33%      +175%
Operating profit                                  5        3        2      + 62%      + 37%

     Education revenues are derived from publishing supplemental education and adult education materials, trade books and multimedia products. The multimedia products were sold primarily by Compton's, which was sold in 1995. Education operating revenues in 1995 increased 1% to $103 million from $102 million in 1994. Excluding Compton's, operating revenues were up 29% to $77 million in 1995 from $59 million in 1994. This increase was due to growth at both The Wright Group and Contemporary Books and to the acquisitions of Jamestown and Everyday Learning. Excluding Compton's, Jamestown and Everyday Learning, revenues were up 22% in 1995.

     Education operating profit increased 62%, or $2 million, in 1995 to $5 million. Excluding Compton's $12 million operating loss in 1995 and $11 million operating loss in 1994, operating profit was up 21% to $17 million and EBITDA increased 21% to $22 million in 1995. The increases were due to improvements at The Wright Group and Contemporary Books, offset partially by losses at Everyday Learning. Everyday Learning's revenues are highly seasonal and substantially all of its profits are earned in the summer months, which was prior to its acquisition by the Company. Excluding Compton's, 1993 revenues for the education group were $8 million and operating profit was $1 million.

OPERATING EXPENSES -- Education expenses were $98 million in 1995 and $99 million in 1994. Excluding Compton's, operating expenses were up 32% to $60 million in 1995 from $46 million in 1994 due mainly to higher sales volume and the acquisitions of The Wright Group in 1994 and Everyday Learning in 1995.

                            DISCONTINUED OPERATIONS
                              (QUNO CORPORATION)

Income from discontinued operations of QUNO in 1995 was $32.7 million, or $.50 per share compared with $8.9 million, or $.13 per share, in 1994. Excluding the $13 million gain on the April 1994 QUNO stock sale, there was a loss from discontinued operations of $4.1 million, or $.06 per share in 1994. The improvement in 1995 was mainly due to increased newsprint prices and higher sales volume. QUNO's average newsprint selling prices increased 47% in 1995, and newsprint shipments were up 6%.

     The 1994 loss from discontinued operations of $4.1 million, before the $13 million stock sale gain, compared to a 1993 loss of $16.0 million. The 1993 loss from discontinued operations reduced primary net income per share by $.24. The improvement in 1994 was the result of increased newsprint shipments and the absence of a one-time $13 million pretax charge recorded by QUNO in 1993 for the closure of a pulping operation. QUNO's newsprint shipments in 1994 were up 6%, while average newsprint selling prices were down 1%.


                          INTEREST INCOME AND EXPENSE

The components of net interest expense were as follows:

                                                                              Change
(Dollars in millions)                          1995     1994     1993     95-94      94-93
============================================================================================
Interest income                               $  14    $  16    $  15      -  8%      +  5%
Interest expense                                (21)     (21)     (25)     +  6%      - 17%
--------------------------------------------------------------------------------------------
Net interest expense                          $  (7)   $  (5)   $ (10)     + 54%      - 50%
--------------------------------------------------------------------------------------------

     Interest income consists primarily of interest on a mortgage note receivable from a real estate affiliate and short-term marketable securities. Interest expense increased 6% in 1995 due to higher average debt levels. Average debt levels increased approximately $13 million in 1995 to $501 million. Outstanding debt increased to $786 million at year-end 1995 from $439 million at the end of 1994. Interest expense decreased 17% in 1994 to $21 million due to lower average debt levels. Average debt levels declined approximately $97 million in 1994 to $488 million. Outstanding debt dropped to $439 million at year-end 1994 from $537 million at the end of 1993.


LIQUIDITY AND CAPITAL RESOURCES
 ................................................................................
Cash flow generated from operations is the Company's primary source of liquidity. Net cash provided by operations was $394 million in 1995 and $369 million in 1994. The Company normally expects to fund dividends, capital expenditures and other operating requirements with net cash provided by operations. Funding required for share repurchases and acquisitions is financed by available cash flow from operations and, if necessary, by the issuance of debt or stock.

     Net cash used for investments totaled $393 million in 1995 as the Company spent $312 million for acquisitions and investments. In 1995, the Company invested $150 million in SoftKey International Inc. and $70 million in Qwest Broadcasting LLC and capital spending totaled $118 million. The Company received $33 million in 1995 from the Times Advocate and America Online common stock sales.

     In 1995, financing proceeds from the issuance of long-term debt and the sale of stock to employees were offset by dividends, purchases of treasury stock and repayments of long-term debt. In 1995, the Company issued $180 million of medium-term notes with an average interest rate of 6.4% and repurchased 5.2 million shares of its common stock for $315 million. In December 1995, the Board of Directors authorized the Company to acquire an additional 5 million shares. Dividends on common and preferred shares were $91 million in 1995. Dividends on common stock increased 8% in 1995 to $1.12 per share. At December 31, 1995, the Company had commercial paper outstanding of $209 million with a weighted average interest rate of 5.7%. The Company has revolving credit agreements with banks in the aggregate amount of $480 million that extend to December 31, 1999. These agreements are fully available to support the issuance of commercial paper.

     In the first half of 1996, the Company expects to acquire four businesses for a total of approximately $455 million. These consist of television stations in Houston and San Diego and two education publishers. See note 3 to the consolidated financial statements. The Company's sale of its QUNO holdings is expected to be completed in March 1996. The Company currently expects to use the after-tax proceeds of approximately $330 million from the sale to reduce commercial paper outstanding and provide funding for share repurchases and acquisitions.

     Capital spending for 1996 is expected to total approximately $130 million for a variety of normal replacement projects, as well as for pagination systems at each of the newspapers and the relocation and renovation of facilities at several broadcasting business units.

                                                                                                    Tribune Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per share data)                       Year Ended    Dec. 31, 1995    Dec. 25, 1994    Dec. 26, 1993
====================================================================================================================================

OPERATING         Publishing
REVENUES            Advertising                                                        $1,010,782      $  961,694       $  876,327
                    Circulation                                                           249,860         242,993          246,178
                    Other                                                                  52,125          41,690           40,611
                  -----------------------------------------------------------------------------------------------------------------
                      Total                                                             1,312,767       1,246,377        1,163,116
                  Broadcasting and Entertainment                                          828,806         764,197          727,213
                  Education                                                               103,101         102,082           21,209
                  -----------------------------------------------------------------------------------------------------------------
                  Total operating revenues                                              2,244,674       2,112,656        1,911,538
------------------------------------------------------------------------------------------------------------------------------------
OPERATING         Cost of sales (exclusive of items shown below)                        1,164,609       1,059,306        1,007,902
EXPENSES          Selling, general and administrative                                     553,868         541,350          444,471
                  Depreciation and amortization of intangible assets                      120,986         115,375          102,762
                  -----------------------------------------------------------------------------------------------------------------
                  Total operating expenses                                              1,839,463       1,716,031        1,555,135
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                          405,211         396,625          356,403
Dispositions of subsidiary stock and investment                                            14,672              -                 -
Interest income                                                                            14,465          15,807           15,115
Interest expense                                                                          (21,814)        (20,585)         (24,660)
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                     412,534         391,847          346,858
Income taxes                                                                             (167,076)       (158,698)        (142,212)
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                         245,458         233,149          204,646
INCOME (LOSS) FROM DISCONTINUED OPERATIONS OF QUNO                                         32,707           8,898          (16,040)
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                278,165         242,047          188,606
Preferred dividends, net of tax                                                           (18,841)        (18,574)         (18,439)
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES                                               $  259,324      $  223,473       $  170,167
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE
 Primary:         Continuing operations                                                $     3.50      $     3.19       $     2.80
                  Discontinued operations                                                     .50             .13             (.24)
                  -----------------------------------------------------------------------------------------------------------------
                  Net income                                                           $     4.00      $     3.32       $     2.56
                  -----------------------------------------------------------------------------------------------------------------
 Fully Diluted:   Continuing operations                                                $     3.22      $     2.95       $     2.58
                  Discontinued operations                                                     .46             .12             (.22)
                  -----------------------------------------------------------------------------------------------------------------
                  Net income                                                           $     3.68      $     3.07       $     2.36
                  -----------------------------------------------------------------------------------------------------------------
                  See Notes to Consolidated Financial Statements.
                                                                                                                                 43

CONSOLIDATED BALANCE SHEETS


Assets             (In thousands of dollars, except share data)                                 Dec. 31, 1995   Dec. 25, 1994
=============================================================================================================================
CURRENT ASSETS     Cash and short-term investments                                                 $   22,899      $   21,824
                   Accounts receivable (less allowances of $30,154 and $33,998)                       296,363         313,316
                   Inventories                                                                         45,348          33,488
                   Broadcast rights                                                                   163,339         155,754
                   Prepaid expenses and other                                                          17,651          19,162
                   ----------------------------------------------------------------------------------------------------------
                   Total current assets                                                               545,600         543,544
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN AND ADVANCES TO QUNO (see Note 2)                                                       356,925         265,818
-----------------------------------------------------------------------------------------------------------------------------
PROPERTIES         Machinery, equipment and furniture                                                 886,601         849,188
                   Buildings and land and leasehold improvements                                      355,369         361,280
                   ----------------------------------------------------------------------------------------------------------
                                                                                                    1,241,970       1,210,468
                   Accumulated depreciation                                                          (725,995)       (675,684)
                   ----------------------------------------------------------------------------------------------------------
                                                                                                      515,975         534,784
                   Land                                                                                55,849          60,984
                   Construction in progress                                                            68,922          45,263
                   ----------------------------------------------------------------------------------------------------------
                   Net properties                                                                     640,746         641,031
-----------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS       Broadcast rights                                                                   194,038         195,535
                   Intangible assets (less accumulated amortization of $197,090 and $182,982)         795,856         834,596
                   Investments                                                                        549,735          96,412
                   Mortgage note receivable from affiliate                                             82,599          83,314
                   Other                                                                              122,756         125,575
                   ----------------------------------------------------------------------------------------------------------
                   Total other assets                                                               1,744,984       1,335,432
                   ----------------------------------------------------------------------------------------------------------
                   Total assets                                                                    $3,288,255      $2,785,825
                   ----------------------------------------------------------------------------------------------------------

                   See Notes to Consolidated Financial Statements.


                                                                                             Tribune Company and Subsidiaries

Liabilities and Shareholders' Equity                                                            Dec. 31, 1995   Dec. 25, 1994
=============================================================================================================================
CURRENT            Long-term debt due within one year                                              $   28,665      $   27,598
LIABILITIES        Accounts payable                                                                   112,357         118,642
                   Employee compensation and benefits                                                 107,755         101,033
                   Contracts payable for broadcast rights                                             164,443         145,026
                   Deferred income                                                                     43,961          35,766
                   Income taxes                                                                         8,401          19,291
                   Accrued liabilities                                                                 91,571          82,330
                   ----------------------------------------------------------------------------------------------------------
                   Total current liabilities                                                          557,153         529,686
-----------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT     (less portions due within one year)                                                757,437         411,200
-----------------------------------------------------------------------------------------------------------------------------
OTHER              Deferred income taxes                                                              223,756         149,521
NON-CURRENT        Contracts payable for broadcast rights                                             225,771         218,102
LIABILITIES        Compensation and other obligations                                                 144,229         144,336
                   ----------------------------------------------------------------------------------------------------------
                   Total other non-current liabilities                                                593,756         511,959
-----------------------------------------------------------------------------------------------------------------------------
COMMITMENTS        (see Note 10)                                                                            -               -
-----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'      Series B convertible preferred stock (without par value)
EQUITY               Authorized: 1,600,000 shares
                     Issued and outstanding: 1,471,795 in 1995
                       and 1,502,573 shares in 1994 (liquidation value $220 per share)                322,540         329,286
                   Common stock (without par value)
                     Authorized: 400,000,000 shares; 81,771,658 shares issued                           1,018           1,018
                   Additional paid-in capital                                                         126,796         112,624
                   Retained earnings                                                                1,930,380       1,743,417
                   Treasury stock (at cost)
                     19,219,809 shares in 1995 and 15,070,216 shares in 1994                         (923,828)       (636,561)
                   Unearned compensation related to ESOP                                             (247,281)       (274,101)
                   Cumulative translation adjustment (see Note 2)                                     (19,188)        (20,675)
                   Unrealized gain on investments                                                     189,472          77,972
                   ----------------------------------------------------------------------------------------------------------
                   Total shareholders' equity                                                       1,379,909       1,332,980
                   ----------------------------------------------------------------------------------------------------------
                   Total liabilities and shareholders' equity                                      $3,288,255      $2,785,825
                   ----------------------------------------------------------------------------------------------------------

                                                                                                                           45

                                                                             Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)                                    Dec. 31, 1995   Dec. 25, 1994   Dec. 26, 1993
=============================================================================================================
OPERATIONS   Net income                                        $ 278,165       $ 242,047       $ 188,606
             Adjustments to reconcile net income to net
               cash provided by operations:
                 (Income) loss from discontinued operations
                   of QUNO, net of tax                           (32,707)         (8,898)         16,040
                 Dispositions of subsidiary stock and
                   investment                                    (14,672)              -               -
                 Depreciation and amortization of intangible
                   assets                                        120,986         115,375         102,762
                 (Increase) decrease in working capital items
                   excluding effects from acquisitions:
                   Accounts receivable                            20,455         (18,999)        (27,311)
                   Inventories, prepaid expenses and other
                     current assets                              (15,585)           (593)         (4,288)
                   Accounts payable, employee compensation
                     and benefits, deferred income and
                     accrued liabilities                          10,678          37,655         (11,166)
                   Income taxes                                  (13,939)        (36,457)         (3,775)
                 Decrease in broadcast rights net of
                   current and long-term contracts payable        20,998          20,319          28,959
                 Other, net                                       19,288          18,338          12,131
              ---------------------------------------------------------------------------------------------
              Net cash provided by operations                    393,667         368,787         301,958
-----------------------------------------------------------------------------------------------------------
INVESTMENTS   Capital expenditures                              (117,863)        (91,626)        (75,620)
              Acquisitions (excluding $18.5 million of
                stock issued in 1993)                            (39,817)       (138,477)        (98,918)
              Investments                                       (271,939)        (24,186)        (45,908)
              Proceeds from dispositions of subsidiary
                stock and investment                              32,729               -               -
              Proceeds from sale of QUNO stock                         -          94,936               -
              Repayment of note receivable from QUNO                   -               -         179,846
              Other, net                                           4,291         (12,039)        (13,852)
              --------------------------------------------------------------------------------------------
              Net cash used for investments                     (392,599)       (171,392)        (54,452)
----------------------------------------------------------------------------------------------------------
FINANCING     Proceeds from issuance of long-term debt           383,876               -          78,050
              Repayments of long-term debt                       (12,826)        (77,100)       (283,968)
              Sale of common stock to employees, net              40,794          20,410          46,138
              Purchase of treasury stock                        (314,667)        (49,080)              -
              Dividends                                          (91,202)        (88,325)        (81,927)
              Redemption of preferred stock                       (5,968)              -          (4,043)
              -------------------------------------------------------------------------------------------
              Net cash provided by (used for) financing                7        (194,095)       (245,750)
---------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS                    1,075           3,300           1,756
              Cash and short-term investments at the
                beginning of year                                 21,824          18,524          16,768
              -------------------------------------------------------------------------------------------
              Cash and short-term investments at the end
                of year                                        $  22,899       $  21,824       $  18,524
---------------------------------------------------------------------------------------------------------
SUPPLEMENTAL  Cash paid for:
CASH FLOW       Interest (net of amounts capitalized)          $  20,646       $  20,957       $  28,015
INFORMATION     Income taxes                                   $ 165,675       $ 175,965       $ 121,727
              -------------------------------------------------------------------------------------------
              See Notes to Consolidated Financial Statements.

                                                                                                   Tribune Company and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                           Common                  Treasury Stock
                              Series B  Stock and                -------------------
                           Convertible Additional                                        Unearned  Cumulative  Unrealized
(In thousands,               Preferred    Paid-In     Retained                Amount Compensation  Translation    Gain on
except per share data)           Stock Capital(1)     Earnings   Shares     -at cost       (ESOP)  Adjustment Investments   Total
===================================================================================================================================
BALANCE AT DECEMBER 27, 1992  $340,634   $101,463   $1,483,016   (16,292)  $(667,668)  $(321,690)  $(23,866)         -   $  911,889
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                             188,606                                                              188,606
Translation adjustment                                                                               (6,270)                 (6,270)
Redemptions of convertible
  preferred stock               (5,102)       228                     20        831                                          (4,043)
Dividends declared
  Common-$.96/share                                    (63,799)                                                             (63,799)
  Preferred-$17.05/share                               (26,104)                                                             (26,104)
Tax benefit on dividends
  paid to the ESOP(2)                                    7,976                                                                7,976
Repayment of ESOP debt                                                                    22,721                             22,721
Shares issued under option
  and stock plans                             908                  1,225      50,171                                         51,079
Stock tendered as payment
  for options exercised                                              (92)     (4,941)                                        (4,941)
Shares issued for
 Contemporary Books
 acquisition                                4,238                    348      14,275                                         18,513
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 26, 1993   335,532    106,837    1,589,695   (14,791)   (607,332)   (298,969)   (30,136)         -    1,095,627
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                             242,047                                                              242,047
Translation adjustment(3)                                                                             9,461                   9,461
Unrealized gain on
 investments                                                                                                    77,972       77,972
Redemptions of convertible
  preferred stock               (6,246)     1,589                    114       4,657                                              -
Dividends declared
  Common-$1.04/share                                   (69,907)                                                             (69,907)
  Preferred-$17.05/share                               (25,619)                                                             (25,619)
Tax benefit on dividends
  paid to the ESOP(2)                                    7,201                                                                7,201
Repayment of ESOP debt                                                                    24,868                             24,868
Purchase of treasury stock                                          (947)    (49,080)                                       (49,080)
Shares issued under option
  and stock plans                           5,216                    903      36,467                                         41,683
Stock tendered as payment
  for options exercised                                             (349)    (21,273)                                       (21,273)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 25, 1994   329,286    113,642    1,743,417   (15,070)   (636,561)   (274,101)   (20,675)    77,972    1,332,980
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                             278,165                                                              278,165
Translation adjustment                                                                                1,487                   1,487
Unrealized gain on
 investments                                                                                                   111,500      111,500
Redemptions of convertible
  preferred stock               (6,746)       171                     14         607                                         (5,968)
Dividends declared
  Common-$1.12/share                                   (72,524)                                                             (72,524)
  Preferred-$17.05/share                               (25,094)                                                             (25,094)
Tax benefit on dividends
  paid to the ESOP(2)                                    6,416                                                                6,416
Repayment of ESOP debt                                                                    26,820                             26,820
Purchase of treasury stock                                        (5,189)   (314,667)                                      (314,667)
Shares issued under option
 and stock plans                           14,001                  1,968      86,018                                        100,019
Stock tendered as payment
  for options exercised                                             (943)    (59,225)                                       (59,225)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995  $322,540   $127,814   $1,930,380   (19,220)  $(923,828)  $(247,281)  $(19,188)  $189,472   $1,379,909
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

See Notes to Consolidated Financial Statements.

                                                Tribune Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant accounting policies of Tribune Company and subsidiaries (the "Company"), as summarized below, conform with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Certain prior year amounts have been reclassified to conform with the 1995 presentation.

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 ................................................................................

FISCAL YEAR -- The Company's fiscal year ends on the last Sunday in December. Fiscal year 1995 comprised 53 weeks. Fiscal years 1994 and 1993 comprised 52 weeks.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Tribune Company and all majority-owned subsidiaries. Investments comprising 20 to 50 percent of the voting stock of companies and joint ventures are accounted for using the equity method. All other investments are generally accounted for using the cost method. All significant intercompany transactions are eliminated.

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

BROADCAST RIGHTS -- Broadcast rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. The total cost of these rights is recorded as an asset and a liability when the program becomes available for broadcast. Broadcast rights that have limited showings are generally amortized using an accelerated method as programs are aired. Those with unlimited showings are amortized on a straight-line basis over the contract period. The current portion of broadcast rights represents those rights available for broadcast that are expected to be amortized in the succeeding year.

PROPERTIES -- Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the properties' estimated useful lives, ranging from 3 to 40 years.

INTANGIBLE ASSETS -- Intangible assets primarily represent the excess of cost over the fair market value of tangible net assets acquired. The excess cost related to net assets acquired since 1971 is being amortized on a straight-line basis over various periods ranging from 3 to 40 years, with the majority being amortized over 40 years. Intangible assets of $23.5 million related to pre-1971 acquisitions are not being amortized as the Company believes there has been no diminution of value. The Company evaluates the carrying value of intangibles periodically in relation to the projected future undiscounted cash flows of the related businesses.

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

INVESTMENTS -- The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115 in 1994. This standard requires that the Company record investments in debt and equity securities at their fair value, except for debt securities that the Company intends to hold to maturity and equity securities that are accounted for under the equity method or have no readily determinable fair value. All of these investments have been classified as available for sale. The difference between cost and fair value, net of related tax effects, is recorded in a separate component of shareholders' equity. The adoption of this standard had no effect on net income.

NEW ACCOUNTING PRINCIPLES -- In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement, effective for fiscal year 1996, requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The statement also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company plans to adopt the standard in fiscal year 1996. Management believes that the adoption will not have a material effect on the financial position or the results of operations of the Company.

     In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement, effective for fiscal year 1996, establishes a fair value-based method of accounting for employee stock-based compensation plans and encourages adoption of that method. Companies may, however, continue to apply the method currently prescribed under existing accounting rules, provided certain pro forma disclosures are made. The Company plans to retain the current accounting method and will provide the necessary disclosures in 1996.

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


(In thousands)     1995    1994    1993
========================================

Primary           64,790  67,213  66,371
Fully diluted     71,506  74,073  73,695


NOTE 2:  DISCONTINUED OPERATIONS (QUNO CORPORATION)
 ................................................................................

In December 1995, the Company announced it had agreed to sell all of its holdings in QUNO Corporation as part of QUNO's agreement to merge with Donohue Inc. Donohue will pay approximately C$30.50 per common QUNO share. The transaction is subject to approval by QUNO's stockholders and is scheduled to close in March 1996. The Company owns approximately 34% of QUNO's common stock plus $138.8 million in convertible debt. Upon conversion of this debt, the Company's ownership of QUNO increases to 53%, or 19.2 million of 36.2 million common shares outstanding. The Company's gross proceeds from the sale will be approximately US$425 million (C$585 million), consisting of US$285 million in cash, US$75 million in short-term notes and US$65 million in Donohue common stock (5.6 million shares valued at C$17 per share). After-tax proceeds will be approximately US$330 million. The Company will record an after-tax gain of approximately $85 million upon completion of the transaction. The exact amount of the proceeds received and the gain recorded will depend on several factors at the date the transaction is consummated, including the U.S./Canadian dollar exchange rate and Donohue's stock price.

     QUNO was a wholly owned subsidiary of the Company until February 1993, when QUNO completed an initial public offering of 9 million shares of common stock. This reduced the Company's ownership to 59% and its voting interest to 49%. At closing, QUNO used the net proceeds of approximately $100 million from the stock offering plus proceeds from a bank financing of $80 million to repay a portion of its intercompany borrowings owed the Company. The Company has accounted for its investment in QUNO using the equity method since 1993. In April 1994, the Company reduced its ownership holdings in QUNO to 34% by selling 5.5 million shares of QUNO common stock. The sale of the shares resulted in an after-tax gain of $13 million, or $.19 per share on a primary basis. The $138.8 million convertible debenture is callable by QUNO after December 27, 1997, matures in 2002 and bears interest at an effective rate of 2.8%.

     The Company's consolidated financial statements have been restated to reflect equity earnings from QUNO, interest income from the QUNO convertible debenture and the 1994 gain on the sale of QUNO common shares, net of income tax, as discontinued operations. Income tax expense related to discontinued operations was $5.1 million in 1995, $28.0 million in 1994 and $1.6 million in 1993.

     Summarized financial information for QUNO follows:

(In thousands)                  1995     1994        1993                        Dec. 31, 1995  Dec. 25, 1994
=============================================================================================================

Revenues                    $618,886  $410,756   $386,646   Current assets            $176,133       $130,114
Operating profit (loss)      163,281     6,531    (31,110)  Non-current assets         537,754        439,793
Net income (loss)             99,525    (7,458)   (28,881)  Current liabilities         64,909         58,906
                                                            Non-current liabilities    361,253        320,805

     The financial statements and transactions of QUNO are maintained in its functional currency (Canadian dollars) and translated into U.S. dollars. The translation adjustments are accumulated in a separate component of shareholders' equity and will be eliminated and reported as part of the gain on sale of QUNO. The financial information included herein reflects U.S. accounting principles.

     QUNO manufactures newsprint for sale to the Company's newspapers and other North American and overseas customers. The Company is party to a contract with QUNO expiring in 2007 to supply newsprint based on market prices. Under the contract, the Company has agreed to purchase specified minimum amounts of newsprint each year subject to certain limitations. The specified minimum annual volume is 250,000 metric tons in years 1996 to 1999, 225,000, 200,000 and
175,000 metric tons in years 2000 to 2002, respectively, and 150,000 metric tons in each of years 2003 to 2007. QUNO's sales to the Company's newspapers were $161.4 million in 1995, $112.8 million in 1994 and $127.2 million in 1993, which represented 66%, 67% and 74% of their total newsprint consumption, respectively.

NOTE 3:  CHANGES IN OPERATIONS AND UNUSUAL ITEMS
 ................................................................................

ACQUISITIONS -- The Company recorded acquisitions totaling $39.8 million in 1995, $138.5 million in 1994 and $117.4 million in 1993. These acquisitions were accounted for as purchases. The intangibles recorded on these acquisitions are being amortized on a straight-line basis over periods from 3 to 40 years. The results of these operations are included in the consolidated statements of income from their respective dates of acquisition.

     In January 1995, the Company acquired RELCON, Inc. for approximately $8 million in cash. RELCON publishes free apartment guides and provides apartment rental referral services to prospective renters. In May 1995, the Company acquired Jamestown Publishers, Inc., a publisher and distributor of supplementary education materials for the elementary and high school market, for approximately $6 million in cash. In August 1995, the Company acquired Everyday Learning Corporation, a publisher of mathematics materials for grades kindergarten through 6, for approximately $25 million in cash.

     In January 1996, the Company acquired Houston television station KHTV for approximately $102 million in cash. The Company has also announced agreements to acquire San Diego television station KTTY for $70.5 million in cash and two education publishers--Educational Publishing Corporation for $200 million in cash and NTC Publishing Group for $82 million in cash. These acquisitions are subject to various regulatory approvals and are expected to close in the first half of 1996. In February 1996, the Company is expected to acquire the remaining minority interest in television station WPHL-Philadelphia for approximately $23 million in cash.

     In February 1994, the Company acquired The Wright Group for $96 million in cash. In April 1994, the Company acquired Boston television station WLVI for

$25 million in cash. In June 1994, the Company acquired Farm Journal Inc. for $17.5 million in cash.

     The Company acquired two Denver radio stations, KOSI-FM and KEZW-AM, in January 1993 for $19.9 million in cash. In July 1993, the Company acquired Contemporary Books, Inc. for $22 million in cash and $18.5 million in common stock. In September 1993, the Company acquired Compton's NewMedia for $57 million in cash.

INVESTMENTS -- In 1995, 1994 and 1993, respectively, the Company invested cash of $271.9 million, $24.2 million and $45.9 million in several companies. The 1995 investments included $150 million in SoftKey International Inc. convertible notes (see below) and $70 million in Qwest Broadcasting LLC, a company formed to acquire and operate television and radio stations.

     The Company's investment in Qwest is composed of a $7 million equity interest (33%) and $63 million in convertible notes. The notes bear interest at 6%, are convertible into an additional 47% interest and may only be converted when and if the Federal Communications Commission regulations permit such conversion. In December 1995, Qwest acquired television stations in Atlanta
(WATL) and New Orleans (WNOL) for approximately $167 million.

DISPOSITIONS -- In December 1995, the Company sold Compton's NewMedia to SoftKey International Inc. for $120.5 million of SoftKey common stock (5.1 million shares, or 16% of common shares outstanding) and a $3 million note. In connection with the Compton's sale, the Company also invested $150 million in SoftKey in exchange for five-year, 5.5% notes, convertible into common stock at $53 per share. The notes were recorded at $100 million, representing their estimated fair value at the time of the transaction. The $50 million difference between fair value and face value will be amortized into interest income over the five-year term of the notes, making the effective interest rate on the notes 15.5%. These transactions resulted in a pretax gain of $6.9 million and an after-tax gain of $4.1 million, or $.06 per share on a primary basis. Compton's operating results included in the consolidated statements of income were operating revenues of $26.4 million, $42.8 million and $13.3 million in 1995, 1994 and 1993, respectively, and operating losses of $12.1 million and $11.0 million in 1995 and 1994 and operating profit of $.8 million in 1993.

     In July 1995, the Company sold Times Advocate Company, a California newspaper subsidiary, for $16 million in cash. The sale resulted in a pretax loss of $7.5 million and an after-tax loss of $4.5 million, or $.07 per share. Times Advocate operating results included in the consolidated statements of income were revenues of $8.5 million, $17.5 million and $16.5 million in 1995, 1994 and 1993, and operating losses of $1.4 million, $3.2 million and $3.1 million in 1995, 1994 and 1993, respectively.

     In March 1995, the Company sold shares of America Online common stock for approximately $17 million. The sale resulted in a pretax gain of $15.3 million and an after-tax gain of $9.1 million, or $.14 per share. The Company currently owns approximately 5% of America Online common stock.


NOTE 4:  INVENTORIES
 ................................................................................

Inventories consisted of the following:

(In thousands)         Dec. 31, 1995  Dec. 25, 1994
===================================================
Finished goods               $21,638        $13,893
Supplies                      11,237         11,935
Newsprint (at LIFO)           12,473          7,660
---------------------------------------------------
Total inventories            $45,348        $33,488
---------------------------------------------------

     If newsprint inventories were valued at FIFO cost, such inventories would have been greater by $12.8 million at December 31, 1995, $8.0 million at December 25, 1994 and $9.3 million at December 26, 1993. Finished goods primarily include educational publishing materials.


NOTE 5:  MORTGAGE NOTE RECEIVABLE FROM AFFILIATE
 ................................................................................

The Company holds a mortgage note resulting from the 1982 sale of a building to a limited partnership in which the Company holds an equity interest. The note is due December 31, 1997, can be prepaid beginning December 31, 1996, and bears interest at 13% plus contingent interest based upon the building's cash flow and appreciation.

NOTE 6:  INVESTMENTS
 ................................................................................
Investments, excluding QUNO, consisted of the following:


(In thousands)                   Dec. 31, 1995  Dec. 25, 1994
=============================================================
Cost method investments               $343,345        $90,111
Equity method investments               31,878          5,164
Debt securities                        174,512          1,137
-------------------------------------------------------------
Total investments                     $549,735        $96,412
-------------------------------------------------------------

     For investments recorded at fair value under SFAS No. 115, the aggregate cost basis, net unrealized gain and fair value were as follows:


                                      December 31, 1995               December 25, 1994
                                 Cost      Unrealized  Fair      Cost      Unrealized  Fair
(In thousands)                   Basis       Gain      Value     Basis       Gain      Value
==============================================================================================

Marketable equity securities    $146,040    $188,716  $334,756  $ 12,370     $62,711  $ 75,081
QUNO debenture                   138,757     121,891   260,648   138,757      65,585   204,342
Debt securities                  174,512           -   174,512     1,137           -     1,137

     The net unrealized gain on marketable equity securities included an unrealized loss on two investments of $4.6 million at December 31, 1995. The difference between cost and fair value, net of related tax effects, is recorded in a separate component of shareholders' equity and amounted to a net gain of $189.5 million at December 31, 1995 and $78 million at December 25, 1994.


NOTE 7:  FAIR VALUE OF FINANCIAL INSTRUMENTS
 ................................................................................

Estimated fair values and carrying amounts of the Company's financial instruments were as follows:

                                           December 31, 1995   December 25, 1994
                                           Fair     Carrying   Fair     Carrying
(In thousands)                             Value     Amount    Value     Amount
================================================================================
Cost method investments:
  Practicable to estimate fair value      $345,620  $340,766  $ 87,211  $ 87,211
  Not practicable                                -     2,579         -     2,900
QUNO debenture                             260,648   260,648   204,342   204,342
Debt securities                            174,512   174,512     1,137     1,137
Mortgage note receivable                    89,070    83,313    91,135    83,937
Debt                                       847,577   786,102   459,453   438,798
Contracts payable for broadcast rights     349,845   390,214   316,809   363,128

     The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

COST METHOD INVESTMENTS, QUNO DEBENTURE AND DEBT SECURITIES -- Certain of the cost method investments, the QUNO debenture and the debt securities have been recorded at fair value in the consolidated balance sheets (see notes 1 and 6). For investments for which there is no public market, fair value was estimated based on prices recently paid for shares in that company. For several investments, it was not practicable to estimate fair value.

MORTGAGE NOTE RECEIVABLE -- Fair value was estimated using the discounted cash flow method.

DEBT -- Fair value was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms.

CONTRACTS PAYABLE FOR BROADCAST RIGHTS -- Fair value was estimated using the discounted cash flow method.


NOTE 8:  CONTRACTS PAYABLE FOR BROADCAST RIGHTS
 ...............................................................................

Contracts payable for broadcast rights are classified as current or long-term liabilities in accordance with the payment terms of the contracts. Required payments under contractual agreements for broadcast rights recorded at December 31, 1995 are: $164.4 million in 1996, $109.0 million in 1997, $67.9 million in
1998, $30.9 million in 1999, $9.3 million in 2000 and $8.7 million thereafter.


NOTE 9:  LONG-TERM DEBT
 ...............................................................................

Long-term debt consisted of the following:

(In thousands)                                      Dec. 31, 1995   Dec. 25, 1994
=================================================================================
Promissory notes, weighted average
  interest rates of 5.7% and 5.6%                        $208,718        $  4,992
Medium-term notes, weighted average
  interest rates of 6.6% and 7.0%, due 1995-2005          307,300         135,800
8.4% guaranteed ESOP notes, due 1995-2003                 235,648         259,172
8.19% guaranteed ESOP note, due 1995-1998                  11,633          14,929
Other notes and obligations                                22,803          23,905
---------------------------------------------------------------------------------
Total debt                                                786,102         438,798
Less portions due within one year                         (28,665)        (27,598)
---------------------------------------------------------------------------------
Long-term debt                                           $757,437        $411,200
---------------------------------------------------------------------------------


     In 1990, the Company began offering up to $200 million of its Series B medium-term notes, which have maturities from 2 to 10 years. All of these notes have been issued. In 1995, the Company began offering up to $300 million of its Series C medium-term notes, of which $180 million were issued and outstanding as of December 31, 1995. These notes have maturities from 5 to 10 years and may not be redeemed by the Company prior to maturity. The proceeds from the sale of the notes have been used for general corporate purposes.

     The notes issued by the Company's ESOP are unconditionally guaranteed by the Company as to payment of principal and interest. Therefore, the unpaid balance of these borrowings is reflected in the accompanying consolidated balance sheets as long-term debt. An amount equivalent to the unpaid balance of these borrowings, representing unearned employee compensation, is recorded as a reduction of shareholders' equity.

     Certain debt agreements limit the amount of secured debt the Company can incur without equally and ratably securing additional borrowings under those agreements.

     In 1996, the Company intends to refinance $208.7 million of promissory notes and $10.0 million of Series B medium-term notes scheduled to mature in 1996, and has the ability to do so on a long-term basis through existing revolving credit agreements. Accordingly, these notes were classified as long-term and treated as maturing in fiscal year 1999. The Company has revolving credit agreements with a number of banks in an aggregate amount of $480 million, extending to December 31, 1999, that are fully available to support the issuance of promissory notes. These agreements contain various interest rate options and provide for annual fees based on a percentage of the commitment. Such fees totaled approximately $.5 million in 1995, 1994 and 1993.

     Long-term debt at December 31, 1995 matures as follows: $28.7 million in 1996, $60.4 million in 1997, $34.6 million in 1998, $246.4 million in 1999,
$63.1 million in 2000 and $352.9 million thereafter.

NOTE 10:  COMMITMENTS
 ...............................................................................

The Company has entered into commitments for broadcast rights that are not currently available for broadcast and are therefore not included in the financial statements. These commitments totaled $277 million at December 31, 1995. Payments for broadcast rights generally commence when the programs become available for broadcast.

     The Company had commitments totaling $70 million at December 31, 1995 related to the purchase of property, plant and equipment and to talent contracts.

     The Company leases certain equipment and office and production space under various operating leases. Rental expense totaled $24.6 million in 1995, $24.6 million in 1994 and $26.2 million in 1993. Future minimum rental commitments under non-cancelable operating leases are $17.5 million in 1996, $15.3 million in 1997, $14.3 million in 1998, $12.7 million in 1999, $11.6 million in 2000 and
$63.6 million thereafter.

     The Company has guaranteed certain obligations of affiliates totaling $21.2 million at December 31, 1995.


NOTE 11:  CAPITAL STOCK
 ...............................................................................

Under the Company's Restated Certificate of Incorporation, 5 million shares of preferred stock are authorized. In 1989, the Company established a series of 1.6 million shares of Series B Convertible Preferred Stock of which 1.59 million shares were issued to the Company's ESOP. Each share of such preferred stock pays a cumulative dividend of 7.75% annually, has a liquidation value of $220 per share, is convertible into four shares of the Company's common stock and is voted with the common stock with an entitlement to 4.58 votes per preferred share.

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

     The Board from time to time has authorized the repurchase of shares of the Company's common stock in the open market or through private transactions to be used for employee benefit programs and other purposes. In 1995, the Company acquired 5,188,998 shares of its common stock for $314.7 million. In 1994, the Company acquired 946,500 shares for $49.1 million. At December 31, 1995, the Company had authorization to repurchase an additional 4.8 million shares of its common stock.

     There were approximately 4,700 holders of record of the Company's common stock at January 31, 1996.


NOTE 12:  INCENTIVE COMPENSATION AND STOCK PLANS
 ...............................................................................

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) -- In 1988, the Company established an ESOP as a long-term employee benefit plan to supplement the Company's U.S. employee pension plan. In connection therewith, the ESOP purchased, in 1988 and 1989, approximately 800,000 common shares and 1.59 million Series B convertible preferred shares for an aggregate of $375 million. The ESOP provides for the awarding of shares of the Company's preferred and common stock on a noncontributory basis to eligible non-union employees of the Company. At December 31, 1995, 5.9 million shares of common stock were reserved for issuance in connection with this plan.

     Shares of stock held by the ESOP have been placed with the ESOP Trustee and are allocated to eligible employees annually. These common and preferred shares are allocated in the same proportion that the current year's principal and interest payments bear to the total principal and interest to be paid over the lives of the related borrowings. Each preferred share is convertible into four shares of the Company's common stock. The ESOP Trustee must convert the preferred shares when making distributions to participants upon their withdrawal from the ESOP. If at the time of such conversion, the price of the Company's common stock is below $55 per share, the Company must, at its option, either pay the difference in cash or issue additional common stock. At December 31, 1995, 630,306 allocated preferred shares and 493,068 allocated common shares were held by the ESOP.

     The Company recognizes expense for this plan based upon cash contributions it makes to the ESOP. The ESOP services its debt requirements with amounts received from preferred dividends, common dividends earned on unallocated common shares and Company contributions. The following table summarizes ESOP debt service activity for the three years ended December 31, 1995:

(In thousands)                   1995     1994     1993
=======================================================
Debt Requirements:
Principal                     $26,820  $24,868  $22,721
Interest                       22,927   25,015   26,932
-------------------------------------------------------
Total                         $49,747  $49,883  $49,653
-------------------------------------------------------

Debt Service:
Dividends                     $25,439  $26,019  $26,548
Company cash contributions     24,308   23,864   23,105
-------------------------------------------------------
Total                         $49,747  $49,883  $49,653
-------------------------------------------------------

1992 LONG-TERM INCENTIVE PLAN -- In 1992, the 1984 Long-Term Performance Plan was terminated and replaced with the 1992 Long-Term Incentive Plan. The 1992 plan provides for the granting of stock options or various other types of awards to eligible employees. General awards available under this plan, on an annual basis, are equal to nine-tenths of one percent (.009) of the adjusted average number of common shares outstanding used by the Company to calculate fully diluted net income per share for the preceding year, plus shares of stock available for awards in previous years that have not been awarded, and any previously forfeited or expired options. At December 31, 1995 and December 25, 1994, approximately .7 million shares were available for general awards.

     An additional number of shares is available for replacement options. The number of shares available for replacement options each year is generally equal to four-tenths of one percent (.004) of the adjusted average number of common shares outstanding used by the Company to calculate fully diluted net income per share for the preceding year, plus shares of stock available for awards in previous years that have not been awarded, and any previously forfeited or expired replacement options. At December 31, 1995 and December 25, 1994, 3.1 million and 2.3 million shares, respectively, were available for replacement options.

     Under the 1992 plan, only 3 million of the shares available for general awards may be used for certain outright stock awards and other stock-based awards, and only 3 million of the shares may be used for incentive stock options. No such awards have been granted. The option price is the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 11 years after the date the option is granted. At December 31, 1995, 2.5 million options were exercisable.

     A combined summary of stock option activity and prices follows:

(Shares In thousands)               1995            1994            1993
========================================================================
Options Outstanding:
Beginning of year                  5,045           4,893           5,261
Granted                            1,475           1,050             889
Exercised                         (1,954)           (832)         (1,131)
Cancelled                           (113)            (66)           (126)
------------------------------------------------------------------------
End of year                        4,453           5,045           4,893
------------------------------------------------------------------------
Prices of Options:
Granted                       $52 1/4-68  $49 5/8-63 1/8  $51 1/8-57 7/8
Exercised                 20 1/16-57 3/4   16 7/8-57 3/4   16 7/8-47 3/8
Outstanding at year end            30-68  20 1/16-63 1/8   16 7/8-57 7/8

EMPLOYEE STOCK PURCHASE PLAN -- This plan permits eligible employees to purchase shares of the Company's common stock at 85% of market price. A total of 4 million shares of stock may be sold under the plan. The Company's only expense relating to this plan is for its administration. During 1995, 1994 and 1993, 111,017, 110,925 and 99,809 shares, respectively, were sold to employees under this plan. As of December 31, 1995, a total of 2.2 million shares were available for sale.

SAVINGS INCENTIVE PLAN -- The Company maintains various qualified Savings Incentive Plans, which permit eligible employees to make voluntary contributions on a pretax basis. The plans provide for uniform employer contributions to eligible employees of $.25 for each $1.00 contributed by participants up to 4% of the participants' compensation. These plans allow participants to invest their savings in various investments including the Company's common stock. Company contributions to these plans for 1995, 1994 and 1993 were $2.6 million, $2.3 million and $2.1 million, respectively. The Company had 400,000 shares of common stock reserved for possible issuance under these plans at December 31, 1995.

NOTE 13:  EMPLOYEE PENSION PLANS
 ................................................................................

The Company amended its Company-sponsored pension plans, effective January 1989, for employees not covered by a collective bargaining agreement. The amendments were made in connection with the establishment of the Company's ESOP and to comply with the provisions of the Tax Reform Act of 1986. These pension plans will continue to provide substantially the same pension benefits as under the pre-amended plans until December 1998. After that date, the plans provide that the pension benefit credits will be frozen in terms of pay and service.

     Net pension expense (credit) for Company-sponsored plans in 1995, 1994 and 1993 included the following components:

(In thousands)                                           1995       1994       1993
===================================================================================
Benefits earned during the period (service costs)    $  8,256   $  9,038   $  8,000
Interest cost on projected benefit obligation          20,302     17,912     17,900
Recognized return on plan assets                      (27,857)   (27,424)   (27,151)
Amortization, net                                        (531)      (380)      (511)
-----------------------------------------------------------------------------------
Net pension expense (credit)                         $    170   $   (854)  $ (1,762)
-----------------------------------------------------------------------------------

     Actual returns on plan assets were a gain of $57.9 million in 1995, a loss of $2.0 million in 1994 and a gain of $37.1 million in 1993.

     The following table sets forth the funded status of the Company-sponsored pension plans as of year-end 1995 and 1994:

(In thousands)                                                 Dec. 31, 1995   Dec. 25, 1994
============================================================================================
Plans' assets at fair value                                         $324,860        $281,515
Actuarial present value of benefit obligations:
  Vested benefits                                                    288,086         229,019
  Non-vested benefits                                                 10,872           9,024
--------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                     298,958         238,043
  Projected future salary increases                                    8,324          12,917
--------------------------------------------------------------------------------------------
  Projected benefit obligation                                       307,282         250,960
--------------------------------------------------------------------------------------------
Plans' assets in excess of projected benefit obligation               17,578          30,555
Unrecognized net asset at transition
  being amortized through 2003                                       (12,120)        (13,686)
Unrecognized net loss due to actual experience
  varying from actuarial assumptions                                  27,941          15,717
Unrecognized prior service costs                                         131             906
--------------------------------------------------------------------------------------------
Pension asset recognized in the consolidated balance sheets         $ 33,530        $ 33,492
--------------------------------------------------------------------------------------------

     The plans' assets consist primarily of listed common stocks and bonds, including 225,725 shares of the Company's common stock having an aggregate market value of $13.8 million at December 31, 1995. In determining the projected benefit obligation for the plans, the weighted average assumed discount rate used was 7.25% in 1995 and 8.5% in 1994, while the assumed average rate of increase in future salary levels was 4.5% for 1995 and 5.0% for 1994. The weighted average expected long-term rate of return on assets used in determining net pension expense or credit was 9.5% in 1995, 9.75% in 1994, and 10% in 1993. Total pension expense for union-sponsored pension plans was $5.6 million in 1995, $5.8 million in 1994 and $4.9 million in 1993. The Company's portion of assets and liabilities for multi-employer union pension plans is not determinable.

NOTE 14:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
 ................................................................................

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

     Postretirement benefit cost for 1995, 1994 and 1993 included the following components:

(In thousands)                                             1995        1994         1993
========================================================================================
Service cost of benefits earned during the year         $   222     $   350      $   288
Interest cost on accumulated postretirement
  benefit obligation ("APBO")                             3,437       3,069        3,159
----------------------------------------------------------------------------------------
Postretirement benefit cost                             $ 3,659     $ 3,419      $ 3,447
----------------------------------------------------------------------------------------

     The plans' APBO and the Company's postretirement liability were as follows:


(In thousands)                                               Dec. 31, 1995  Dec. 25, 1994
=========================================================================================
Actuarial present value of benefit obligations:
  Retirees                                                         $42,705        $35,079
  Active participants, fully eligible                                1,405          2,158
  Active participants, not eligible                                  2,649          3,489
-----------------------------------------------------------------------------------------
APBO                                                                46,759         40,726
Unrecognized net gain (loss) due to actual experience
  varying from actuarial assumptions                                (3,699)         2,774
-----------------------------------------------------------------------------------------
Postretirement benefit liability                                   $43,060        $43,500
-----------------------------------------------------------------------------------------

     In determining the APBO, the weighted average assumed discount rate used was 7.25% in 1995 and 8.5% in 1994. Increases of 10.0% in the cost of covered health care benefits were assumed for fiscal 1996. These rates were assumed to decrease ratably to 7.0% after six years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year-end 1995 by $3.3 million and the 1995 net benefit cost by $.2 million.


NOTE 15:  CONTINGENCIES AND LEGAL PROCEEDINGS
 ................................................................................

The Company and its subsidiaries are defendants from time to time in actions for libel and other matters arising out of their business operations. In addition, the Company and its subsidiaries are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

     The State of Florida Department of Environmental Protection ("DEP") and the Company's subsidiary, Sentinel Communications Company (the "Sentinel"), have entered into a consent decree under which the Sentinel will assist the DEP in remediating certain trichloroethene groundwater contamination in downtown Orlando, Florida. The Company currently estimates that the Sentinel's share of the remediation costs will not be material and has provided for the costs in the Company's consolidated financial statements.

     The Company does not believe that any of the matters or proceedings presently pending will have a material adverse effect on its consolidated financial position or results of operations.

NOTE 16:  INCOME TAXES
 ................................................................................

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes from continuing operations reported in the consolidated statements of income:

(In thousands)                                                                          1995       1994       1993
==================================================================================================================
Income from continuing operations before income taxes                               $412,534   $391,847   $346,858
------------------------------------------------------------------------------------------------------------------
Federal income taxes at 35%                                                         $144,387   $137,146   $121,400
State and local income taxes, net of federal tax                                      24,344     24,000     18,502
Other                                                                                 (1,655)    (2,448)     2,310
------------------------------------------------------------------------------------------------------------------
Income taxes reported                                                               $167,076   $158,698   $142,212
Effective tax rate                                                                      40.5%      40.5%      41.0%
------------------------------------------------------------------------------------------------------------------

     Components of income tax expense charged to income from continuing operations were as follows:

(In thousands)                                      1995        1994        1993
================================================================================
Currently payable: U.S. federal                 $137,420    $135,145    $104,446
                   State and local                37,389      37,390      28,307
--------------------------------------------------------------------------------
                                                 174,809     172,535     132,753
--------------------------------------------------------------------------------
Deferred:          U.S. federal                   (7,617)    (10,380)      9,517
                   State and local                  (116)     (3,457)        (58)
--------------------------------------------------------------------------------
                                                  (7,733)    (13,837)      9,459
--------------------------------------------------------------------------------
Total                                           $167,076    $158,698    $142,212
--------------------------------------------------------------------------------


     Significant components of the Company's net deferred tax liabilities were as follows:

(In thousands)                                                  Dec. 31, 1995   Dec. 25, 1994
=============================================================================================
Net properties                                                        $87,956       $  93,229
Net intangible assets                                                  58,483          61,113
Pensions                                                                9,226          12,483
Unrealized gain on investments (excluding QUNO debenture)              74,024          24,598
Investment in QUNO                                                     59,792          36,013
Investment in nonconsolidated subsidiaries                             12,146           5,422
Other future taxable items                                              7,102          12,288
---------------------------------------------------------------------------------------------
Total deferred tax liabilities                                        308,729         245,146
---------------------------------------------------------------------------------------------
Broadcast rights                                                      (20,211)        (27,250)
Postretirement and postemployment benefits
  other than pensions                                                 (19,646)        (19,461)
Deferred compensation                                                 (26,733)        (26,241)
Disposition of New York Daily News                                     (6,448)         (7,645)
Other accrued liabilities                                             (23,486)        (19,817)
Accrued employee compensation                                         (13,626)        (14,122)
Federal benefit on deferred state taxes                               (16,952)        (14,748)
Accounts receivable                                                   (11,822)        (10,275)
Other future deductible items                                          (7,199)        (10,442)
---------------------------------------------------------------------------------------------
Total deferred tax assets                                            (146,123)       (150,001)
---------------------------------------------------------------------------------------------
Net deferred tax liability                                          $ 162,606       $  95,145
---------------------------------------------------------------------------------------------

58

NOTE 17:  SEGMENT INFORMATION
 ................................................................................

Tribune Company is an information, entertainment and education company comprising three business segments. As of December 31, 1995, the Company's publishing segment consisted of four daily newspapers and other related publications and services. The newspapers are the Chicago Tribune, the Fort Lauderdale-based Sun-Sentinel, The Orlando Sentinel and the Newport News-based Daily Press. The Company's broadcasting operations consisted of independent television stations in New York, Los Angeles, Chicago, Philadelphia, Boston and Denver, an ABC television affiliate in New Orleans, a CBS television affiliate in Atlanta and five radio stations. The independent television stations are also affiliated with The Warner Bros. Television Network. In entertainment, the Company owns the Chicago Cubs baseball team, produces and syndicates television programming and has interests in cable programming. The Company's education segment (previously referred to as "new media/education") consisted of Contemporary Books, The Wright Group and Everyday Learning, educational and reference publishing operations. In 1995, the Company sold Times Advocate Company, its California newspaper subsidiary, and Compton's NewMedia, a computer software company (see note 3). Financial data for each of the Company's business segments is presented on the following page.

     In determining operating profit for each segment, none of the following items have been added or deducted: interest income and expense, nonoperating gains and losses or income taxes. Assets represent those identifiable tangible and intangible assets used in the operations of each segment. The Company's cost of sales by business segment was as follows:

(In thousands)                          1995         1994         1993
======================================================================
Publishing                        $  679,037   $  608,327   $  589,097
Broadcasting and Entertainment       451,749      412,704      410,007
Education                             33,823       38,275        8,798
----------------------------------------------------------------------
Total cost of sales               $1,164,609   $1,059,306   $1,007,902
----------------------------------------------------------------------


                                                                 Tribune Company and Subsidiaries
BUSINESS SEGMENTS

(In thousands of dollars)                                        1995         1994         1993
=================================================================================================
OPERATING           Publishing                               $1,312,767   $1,246,377   $1,163,116
REVENUES            Broadcasting and Entertainment              828,806      764,197      727,213
                    Education                                   103,101      102,082       21,209
                    -----------------------------------------------------------------------------
                    Total operating revenues                 $2,244,674   $2,112,656   $1,911,538
-------------------------------------------------------------------------------------------------
OPERATING           Publishing                               $  270,143   $  287,590   $  253,050
PROFIT              Broadcasting and Entertainment              160,616      132,413      125,684
                    Education                                     4,586        2,829        2,071
                    Corporate expenses                          (30,134)     (26,207)     (24,402)
                    -----------------------------------------------------------------------------
                    Total operating profit                   $  405,211   $  396,625   $  356,403
-------------------------------------------------------------------------------------------------
DEPRECIATION        Publishing                               $   68,123   $   66,639   $   60,689
                    Broadcasting and Entertainment               21,384       18,891       19,515
                    Education                                     2,818        1,554          242
                    Corporate                                     1,048        1,575          643
                    -----------------------------------------------------------------------------
                    Total depreciation                       $   93,373   $   88,659   $   81,089
-------------------------------------------------------------------------------------------------
AMORTIZATION OF     Publishing                               $    5,675   $    4,990   $    4,858
INTANGIBLE ASSETS   Broadcasting and Entertainment               16,188       16,216       15,688
                    Education                                     5,750        5,510        1,127
                    -----------------------------------------------------------------------------
                    Total amortization of intangible assets  $   27,613   $   26,716   $   21,673
-------------------------------------------------------------------------------------------------
CAPITAL             Publishing                               $   65,676   $   51,205   $   50,647
EXPENDITURES        Broadcasting and Entertainment               38,025       21,041       18,782
                    Education                                     4,883        4,905          721
                    Corporate                                     9,279       14,475        5,470
                    -----------------------------------------------------------------------------
                    Total capital expenditures               $  117,863   $   91,626   $   75,620
-------------------------------------------------------------------------------------------------
ASSETS              Publishing                               $  693,853   $  757,889   $  880,384
                    Broadcasting and Entertainment            1,405,213    1,321,768    1,155,331
                    Education                                   211,510      210,445      107,964
                    Corporate                                   977,679      495,723      392,731
                    -----------------------------------------------------------------------------
                    Total assets                             $3,288,255   $2,785,825   $2,536,410
-------------------------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Tribune Company
 ................................................................................
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries at December 31, 1995 and December 25, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Chicago, Illinois
January 31, 1996

QUARTERLY RESULTS (UNAUDITED)

                                                                                             Quarters
1995  (In thousands of dollars, except per share data)        First           Second            Third           Fourth        Total
===================================================================================================================================
OPERATING            Publishing                      $      323,547   $      327,787   $      304,686   $      356,747  $1,312,767
REVENUES (1)
                     Broadcasting and Entertainment         176,432          220,910          217,031          214,433     828,806

                     Education                               21,427           28,521           30,527           22,626     103,101
                     -------------------------------------------------------------------------------------------------------------
                     Total operating revenues        $      521,406   $      577,218   $      552,244   $      593,806  $2,244,674
----------------------------------------------------------------------------------------------------------------------------------
OPERATING            Publishing                      $       70,805   $       74,991   $       52,186   $       72,161  $  270,143
PROFIT
                     Broadcasting and Entertainment          28,724           53,024           35,058           43,810     160,616

                     Education                                 (356)           3,862            3,215           (2,135)      4,586

                     Corporate expenses                      (7,139)          (7,366)          (7,336)          (8,293)    (30,134)
                     -------------------------------------------------------------------------------------------------------------
                     Total operating profit                  92,034          124,511           83,123          105,543     405,211
----------------------------------------------------------------------------------------------------------------------------------
Dispositions of subsidiary stock and investment (2)          15,272                -           (7,500)           6,900      14,672

Net interest expense                                           (923)          (1,438)          (1,553)          (3,435)     (7,349)
----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES       106,383          123,073           74,070          109,008     412,534

Income taxes                                                (43,085)         (49,845)         (29,998)         (44,148)   (167,076)
----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                            63,298           73,228           44,072           64,860     245,458

INCOME FROM DISCONTINUED OPERATIONS OF QUNO (3)               4,665            8,899           11,828            7,315      32,707
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   67,963           82,127           55,900           72,175     278,165

Preferred dividends, net of tax                              (4,621)          (4,622)          (4,622)          (4,976)    (18,841)
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES             $       63,342   $       77,505   $       51,278   $       67,199  $  259,324
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (4)

  Primary:           Continuing operations           $          .89   $         1.05   $          .61   $          .94  $     3.50

                     Discontinued operations                    .07              .14              .18              .12         .50
                     -------------------------------------------------------------------------------------------------------------
                     Net income                      $          .96   $         1.19   $          .79   $         1.06  $     4.00
                     -------------------------------------------------------------------------------------------------------------
  Fully Diluted:     Continuing operations           $          .82   $          .97   $          .56   $          .87  $     3.22

                     Discontinued operations                    .07              .12              .17              .10         .46
                     -------------------------------------------------------------------------------------------------------------
                     Net income                      $          .89   $         1.09   $          .73   $          .97  $     3.68
----------------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE                           $          .28   $          .28   $          .28   $          .28  $     1.12
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH-LOW)                        $56 1/8-50 3/4   $60 3/4-53 3/4   $68 1/4-59 3/4   $68 7/8-59 5/8
----------------------------------------------------------------------------------------------------------------------

Notes to Quarterly Results:

(1) Revenues have been restated to conform to revised financial statement presentation. The restatement had no effect on net income.
(2) In March 1995, shares of America Online common stock were sold, which resulted in a pretax gain of $15.3 million, or $9.1 million after taxes ($.14 per share on a primary basis). In July 1995, Times Advocate Company was sold, which resulted in a pretax loss of $7.5 million, or $4.5 million after taxes ($.07 per share). In December 1995, Compton's NewMedia was sold, which resulted in a pretax gain of $6.9 million, or $4.1 million after taxes ($.06 per share).
(3) In December 1995, the Company announced it had agreed to sell its holdings in QUNO as part of QUNO's planned merger with Donohue Inc. The financial statements have been restated to reflect the Company's equity earnings from QUNO and the interest income on the QUNO convertible debenture, net of tax, as discontinued operations.
(4) Quarterly and full year net income per share amounts are calculated independently based on the weighted average number of common shares applicable for each period.
(5) In April 1994, the Company sold 5.5 million shares of QUNO common stock, which resulted in an after-tax gain of approximately $13 million, or $.19 per share on a primary basis.

                                                                                            Tribune Company and Subsidiaries

                                                                                        Quarters
1994   (In thousands of dollars, except per share data)    First       Second            Third           Fourth        Total
============================================================================================================================
OPERATING            Publishing                       $  303,949   $  310,919   $      296,464   $      335,045   $1,246,377
REVENUES (1)
                     Broadcasting and Entertainment      146,948      223,085          179,986          214,178      764,197

                     Education                            19,203       27,941           25,116           29,822      102,082
                     -------------------------------------------------------------------------------------------------------
                     Total operating revenues         $  470,100   $  561,945   $      501,566   $      579,045   $2,112,656
----------------------------------------------------------------------------------------------------------------------------
OPERATING            Publishing                       $   69,237   $   76,325   $       60,354   $       81,674   $  287,590
PROFIT
                     Broadcasting and Entertainment       20,375       50,247           23,699           38,092      132,413

                     Education                             1,330        2,631           (5,311)           4,179        2,829

                     Corporate expenses                   (6,340)      (6,418)          (6,813)          (6,636)     (26,207)
                     -------------------------------------------------------------------------------------------------------
                     Total operating profit               84,602      122,785           71,929          117,309      396,625
----------------------------------------------------------------------------------------------------------------------------
Net interest expense                                      (2,207)        (949)            (508)          (1,114)      (4,778)
----------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
 INCOME TAXES                                             82,395      121,836           71,421          116,195      391,847

Income taxes                                             (33,782)     (49,746)         (28,111)         (47,059)    (158,698)
----------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                         48,613       72,090           43,310           69,136      233,149

INCOME FROM DISCONTINUED OPERATIONS OF QUNO (3)(5)        (8,544)      12,942            4,517              (17)       8,898
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                40,069       85,032           47,827           69,119      242,047

Preferred dividends, net of tax                           (4,644)      (4,643)          (4,644)          (4,643)     (18,574)
----------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES              $   35,425   $   80,389   $       43,183   $       64,476   $  223,473
----------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (4)
  Primary:           Continuing operations            $      .66   $     1.00   $          .57   $          .96   $     3.19

                     Discontinued operations                (.13)         .19              .07                -          .13
                     -------------------------------------------------------------------------------------------------------
                     Net income                       $      .53   $     1.19   $          .64   $          .96   $     3.32
                     -------------------------------------------------------------------------------------------------------
  Fully Diluted:     Continuing operations            $      .61   $      .92   $          .54   $          .89   $     2.95

                     Discontinued operations                (.12)         .17              .06                -          .12
                     -------------------------------------------------------------------------------------------------------
                     Net income                       $      .49   $     1.09   $          .60   $          .89   $     3.07
----------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE                            $      .26   $      .26   $          .26   $          .26   $     1.04
----------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH-LOW)                         $61 7/8-55   $64 1/2-54   $56 5/8-50 1/4   $56 1/8-48 7/8
---------------------------------------------------------------------------------------------------------------

                                                                                                                          63

ELEVEN YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per share data)                   1995        1994        1993        1992
========================================================================================================
OPERATING RESULTS
OPERATING REVENUES
  Publishing excluding Daily News                         $1,312,767   1,246,377   1,163,116   1,136,619
  New York Daily News                                     $        -           -           -           -
  Broadcasting and Entertainment                          $  828,806     764,197     727,213     684,051
  Education                                               $  103,101     102,082      21,209           -
--------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                  $2,244,674   2,112,656   1,911,538   1,820,670
--------------------------------------------------------------------------------------------------------
OPERATING PROFIT
  Publishing excluding Daily News                         $  270,143     287,590     253,050     224,509
  New York Daily News                                     $        -           -           -           -
  Broadcasting and Entertainment                          $  160,616     132,413     125,684     121,267
  Education                                               $    4,586       2,829       2,071           -
  Corporate expenses                                      $  (30,134)    (26,207)    (24,402)    (23,643)
--------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                    $  405,211     396,625     356,403     322,133
--------------------------------------------------------------------------------------------------------
Net interest expense                                      $   (7,349)     (4,778)     (9,545)    (22,510)
Other                                                     $   14,672           -           -           -
--------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                     $  412,534     391,847     346,858     299,623
Income taxes                                              $ (167,076)   (158,698)   (142,212)   (120,089)
--------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                  $  245,458     233,149     204,646     179,534
INCOME (LOSS) FROM DISCONTINUED OPERATIONS                $   32,707       8,898     (16,040)    (42,909)
Cumulative effects of changes in accounting principles    $        -           -           -     (16,800)
--------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) (1)                                     $  278,165     242,047     188,606     119,825
--------------------------------------------------------------------------------------------------------
SHARE INFORMATION
Primary net income (loss) per share (1)
  Continuing operations                                   $     3.50        3.19        2.80        2.48
  Discontinued operations                                 $      .50         .13        (.24)       (.66)
  Net income                                              $     4.00        3.32        2.56        1.56
Common dividends per share                                $     1.12        1.04         .96         .96
Shareholders' equity per share                            $    20.67       18.93       15.54       13.32
Weighted average common shares outstanding (000's)            64,790      67,213      66,371      65,018

FINANCIAL RATIOS
Operating profit margin                                         18.1%       18.8%       18.6%       17.7%
Net income margin                                               12.4%       11.5%        9.9%        6.6%
Net income as a percentage of average
   shareholders' equity                                         20.5%       19.9%       18.8%       13.6%
Long-term debt to total capital                                   32%         22%         30%         43%

FINANCIAL POSITION AND OTHER DATA
Total assets                                              $3,288,255   2,785,825   2,536,410   2,751,570
Long-term debt                                            $  757,437     411,200     510,838     740,979
Shareholders' equity                                      $1,379,909   1,332,980   1,095,627     911,889
Capital expenditures                                      $  117,863      91,626      75,620     130,232
Repurchase (issuance) of treasury stock, net              $  273,873      28,670     (46,138)    (31,918)
Dividends                                                 $   91,202      88,325      81,927      80,407
Amortization of broadcast rights                          $  234,065     244,361     236,468     233,859
Employees (full-time equivalents)                             10,500      10,500       9,900      12,400

(1) Includes a gain on sale of America Online common stock of $9.1 million or $.14 per share, a loss on sale of Times Advocate Company of $4.5 million or $.07 per share, and a gain on sale of Compton's NewMedia of $4.1 million or $.06 per share in 1995, a gain on sale of QUNO stock of $13 million or $.19 per share in 1994, the cumulative effects of accounting changes of $16.8 million or $.26 per share in 1992, charges relating to New York Daily News totaling $255.0 million or $3.86 per share in 1990, a non-recurring net loss of $21.1 million or $.27 per share in 1987 and a non-recurring net gain of $151.6 million or $1.88 per share in 1986.


                                                            Tribune Company and Subsidiaries


               1991         1990        1989        1988        1987        1986        1985
         ===================================================================================
          1,122,434    1,183,177   1,197,077   1,117,487   1,043,310     943,366     942,773
                  -      321,823     422,024     436,843     419,853     411,840     405,862
            617,514      623,981     584,326     505,729     485,276     466,231     384,723
                  -            -           -           -           -           -           -
         -----------------------------------------------------------------------------------
          1,739,948    2,128,981   2,203,427   2,060,059   1,948,439   1,821,437   1,733,358
         -----------------------------------------------------------------------------------

            217,031      278,594     299,282     248,567     239,358     209,525     171,932
                  -     (114,468)     (2,179)     15,167     (47,357)     (9,228)      3,040
            100,175      107,528      96,803      77,754      62,858      65,537      45,693
                  -            -           -           -           -           -           -
            (22,256)     (22,654)    (22,100)    (22,699)    (25,815)    (17,650)    (19,459)
         -----------------------------------------------------------------------------------
            294,950      249,000     371,806     318,789     229,044     248,184     201,206
         -----------------------------------------------------------------------------------
            (30,387)     (23,478)    (12,040)    (33,341)    (33,414)    (29,019)     (8,458)
                  -     (295,000)      3,133           -           -     276,587       6,466
         -----------------------------------------------------------------------------------

            264,563      (69,478)    362,899     285,448     195,630     495,752     199,214
           (106,514)      22,055    (150,948)   (135,135)   (101,349)   (219,520)    (97,637)
         -----------------------------------------------------------------------------------
            158,049      (47,423)    211,951     150,313      94,281     276,232     101,577
            (16,068)     (16,110)     30,470      60,093      47,256      16,638      22,267
                  -            -           -           -           -           -           -
         -----------------------------------------------------------------------------------
            141,981      (63,533)    242,421     210,406     141,537     292,870     123,844
         -----------------------------------------------------------------------------------


               2.19         (.98)       2.75        1.99        1.20        3.42        1.26
               (.25)        (.24)        .42         .79         .60         .21         .27
               1.94        (1.22)       3.17        2.78        1.80        3.63        1.53
                .96          .96         .88         .76         .64         .52         .44
              12.78        11.68       15.60       15.88       14.35       13.91       11.19
             64,364       66,032      72,390      75,636      78,536      80,677      81,045


               17.0%        11.7%       16.9%       15.5%       11.8%       13.6%       11.6%
                8.2%        (3.0)%      11.0%       10.2%        7.3%       16.1%        7.1%

               17.6%        (6.9)%      21.4%       18.4%       12.9%       29.1%       14.3%
                 47%          51%         40%         32%         31%         29%         41%


          2,795,298    2,826,099   3,013,537   2,905,382   2,738,484   2,571,432   2,445,924
            897,835      998,962     880,686     650,118     551,651     522,750     732,521
            851,699      764,512   1,077,996   1,188,480   1,094,943   1,101,274     908,486
             93,931      148,897     238,307     213,596     191,895     147,726     171,687
            (10,007)     178,517     296,738      56,185     108,647      65,893      (5,692)
             78,415       80,110      75,298      57,416      50,025      42,201      35,490
            207,392      228,605     221,897     192,045     169,921     155,183      83,463
             12,900       16,100      17,100      16,800      16,800      17,300      18,700


                                                                                          65