Form 10-K405, Exhibit 13
period 1996-12-29
TRIBUNE CO
filed 1997-03-27
CIK 726513

EXHIBIT 13

                                                Tribune Company and Subsidiaries

                            MANAGEMENT'S DISCUSSION
         AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion presents the significant factors that have affected the businesses of Tribune Company and its subsidiaries (the "Company") over the last three years. This commentary should be read in conjunction with the Company's consolidated financial statements and Eleven Year Financial Summary, which are also presented in this annual report. Certain prior year amounts have been restated to conform with the 1996 presentation. All share and per share data has been restated to reflect a two-for-one common stock split effective January 15, 1997.

     This Management's Discussion and Analysis of Results of Operations and Financial Condition contains certain forward-looking statements that are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those anticipated. Among such risks, trends and uncertainties are changes in advertising demand, newsprint prices, interest rates and other economic conditions and the effect of acquisitions and dispositions on the Company's results of operations or financial condition.

 ................................................................................
SIGNIFICANT EVENTS
 ................................................................................

In March 1996, the Company completed the sale of its holdings in QUNO Corporation, a Canadian newsprint company, as part of QUNO's merger with Donohue Inc. The Company owned approximately 34% of QUNO's common stock plus $138.8 million in convertible debt. The sale resulted in a 1996 after-tax gain of $89.3 million, or $.73 per share on a primary basis. The gross proceeds from the sale were approximately $427 million in cash, Donohue stock and short-term notes. Immediately after the sale, the Company sold the Donohue stock and notes for cash. After-tax proceeds were approximately $331 million. In April 1994, the Company reduced its ownership holdings in QUNO from 59% to 34% by selling 5.5 million shares of QUNO common stock. The sale of the shares resulted in an after-tax gain in 1994 of $13 million, or $.10 per share. QUNO has been accounted for as a discontinued operation in the Company's consolidated financial statements.

     In the first quarter of 1997, the Company expects to complete its acquisition of Renaissance Communications Corp., a publicly traded company owning six television stations, for approximately $1.1 billion in cash. The stations to be acquired consist of KDAF-Dallas, WDZL-Miami, KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The transaction is subject to various closing conditions, including Federal Communications Commission approval. The FCC is reviewing a cross-ownership issue relating to the Miami station and the Company's Fort Lauderdale Sun-Sentinel. Depending on the outcome of such review, the Miami television station may need to be divested.

      A new five-year contract between the Major League Baseball Players Association ("MLBPA") and Major League Baseball was signed in December 1996. The previous contract expired on December 31, 1993. The MLBPA initiated a strike on August 12, 1994, and on August 28, 1994, the owners canceled the remainder of the 1994 Major League Baseball season. In April 1995, the National Labor Relations Board invalidated the owners' posted rules, and the players ended their strike. The 1995 baseball season began April 26, 1995. The strike shortened the 1995 season by 18 games and continued to impact attendance throughout the season. The new contract will not have a material impact on the Company's results of operations.

 ................................................................................
RESULTS OF OPERATIONS
 ................................................................................

The Company's fiscal year ends on the last Sunday in December. Fiscal years 1996 and 1994 comprised 52 weeks. Fiscal year 1995 comprised 53 weeks. The effect of the additional week in 1995 on the comparisons of the financial statements taken as a whole is generally not significant.

ACQUISITIONS AND DISPOSITIONS

In 1996, the Company acquired television station KHTV-Houston in January, Educational Publishing Corporation and NTC Publishing Group in March and television station KSWB-San Diego in April. In August 1995, the Company purchased Everyday Learning Corporation. In 1994, the Company acquired The Wright Group in February, television station WLVI-Boston in April and Farm Journal, Inc. in June. The results of these businesses have been included in the consolidated financial statements since their respective dates of acquisition. The Company has also made several equity investments, including The Warner Bros. Television Network ("The WB Network") and Digital City, Inc. in 1996 and The WB Network, Qwest Broadcasting LLC and Interealty in 1995. The Company's share of these companies' results of operations has been included in the consolidated financial statements since their respective investment dates.

     In December 1995, the Company sold its Compton's NewMedia subsidiary to The Learning Company, Inc. for $123.5 million of The Learning Company common stock and also invested $150 million in The Learning Company convertible notes. These transactions resulted in a pretax gain of $6.9 million, or $.03 per share on a primary basis. At December 29, 1996, the Company had a net unrealized loss on The Learning Company common stock investment of $47 million. The Company believes this loss was temporary at December 29, 1996. In July 1995, the Company sold its California newspaper subsidiary, Times Advocate Company in Escondido, for approximately $16 million in cash. The sale resulted in a pretax loss of $7.5 million, or $.03 per share. In March 1995, the Company sold shares of America Online common stock for approximately $17 million. The sale resulted in a pretax gain of $15.3 million, or $.07 per share.

CONSOLIDATED

The Company's consolidated financial results for 1996, 1995 and 1994 were as follows:

                                                                                                Change
(In millions, except per share amounts)                     1996       1995      1994      96-95      95-94
===========================================================================================================
Operating revenues                                        $2,405     $2,244    $2,112     +   7%     +   6%
Operating profit                                             490        405       396     +  21%     +   2%
Dispositions of subsidiary stock and investment                -         15         -          *          *
Income from continuing operations                            283        245       233     +  15%     +   5%
Discontinued operations of QUNO, net of tax                   89         33         9     + 173%     + 268%
Net income                                                   372        278       242     +  34%     +  15%
     Continuing operations before
          non-recurring items                                277        237       233     +  17%     +   2%
Primary net income per share
     Continuing operations                                  2.15       1.75      1.60     +  23%     +   9%
     Discontinued operations                                 .73        .25       .06     + 192%     + 317%
     Total                                                  2.88       2.00      1.66     +  44%     +  20%
     Continuing operations before
          non-recurring items                               2.10       1.68      1.60     +  25%     +   5%
* Not meaningful

NET INCOME PER SHARE -- Primary net income per share from continuing operations in 1996 was $2.10, up 25% from $1.68 in 1995, excluding the 1995 net gain from dispositions of subsidiary stock and investment and a 1996 non-recurring gain. The improvement was mainly due to solid gains in all three business segments. In the fourth quarter of 1996, the Company recorded a non-recurring pretax gain of $10 million, or $.05 per share on a primary basis, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station. The 5% increase in 1995 primary net income per share from continuing operations before non-recurring items was mainly due to increased television operating profit and a lower number of shares outstanding as a result of stock repurchases during 1995. Average common shares outstanding decreased 5% in 1996 and 4% in 1995.

OPERATING PROFIT AND REVENUES -- The following table shows consolidated operating revenues, EBITDA and operating profit by business segment.

                                                                                                Change
(In millions)                                             1996        1995        1994     96-95      95-94
===========================================================================================================
Operating revenues
     Publishing                                         $1,336      $1,312      $1,246    +   2%     +   5%
     Broadcasting and Entertainment                        877         829         764    +   6%     +   8%
     Education                                             192         103         102    +  87%     +   1%
-----------------------------------------------------------------------------------------------------------
Total operating revenues                                $2,405      $2,244      $2,112    +   7%     +   6%
-----------------------------------------------------------------------------------------------------------
EBITDA (1)
     Publishing                                         $  362      $  344      $  359    +   5%     -   4%
     Broadcasting and Entertainment (2)                    246         198         168    +  24%     +  18%
     Education                                              54          13          10    + 308%     +  33%
     Corporate expenses                                    (29)        (29)        (25)   +   1%     -  18%
-----------------------------------------------------------------------------------------------------------
Total EBITDA                                            $  633      $  526      $  512    +  20%     +   3%
-----------------------------------------------------------------------------------------------------------
Operating profit
     Publishing                                         $  281      $  270      $  287    +   4%     -   6%
     Broadcasting and Entertainment (2)                    201         160         132    +  25%     +  21%
     Education                                              39           5           3    + 760%     +  62%
     Corporate expenses                                    (31)        (30)        (26)   -   4%     -  15%
-----------------------------------------------------------------------------------------------------------
Total operating profit                                  $  490      $  405      $  396    +  21%     +   2%
-----------------------------------------------------------------------------------------------------------

(1) EBITDA is defined as earnings before gain/loss on stock sales, interest, taxes, depreciation and amortization. The Company has presented EBITDA because it is comparable to the data provided by other companies in the industry and is a common alternative measure of performance. EBITDA does not represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
(2) 1996 includes the $10 million non-recurring pretax gain related to Qwest Broadcasting.

     As shown above, consolidated 1996 operating revenues were up 7%, or $161 million, from 1995 and 1995 revenues increased 6%, or $132 million, from 1994, with all three segments reporting gains in both years.

     Consolidated operating profit increased 21%, or $85 million, in 1996. Excluding the non-recurring Qwest gain in 1996, consolidated operating profit increased 18% in 1996, or $75 million, due to gains in all three business segments. Publishing was up 4% due primarily to lower newsprint costs, broadcasting and entertainment was up 19% due mainly to a full season of baseball which benefited both television and the Chicago Cubs, and education was up $34 million due to the 1996 acquisitions. Excluding the non-recurring Qwest gain, consolidated 1996 EBITDA was up $97 million, or 18%, due to gains in all three segments. Consolidated operating profit increased 2%, or $9 million, in 1995. Publishing was down $17 million due primarily to higher newsprint prices, while broadcasting and entertainment was up $28 million due mainly to higher television profits. Consolidated 1995 EBITDA was up $14 million, or 3%, due primarily to broadcasting and entertainment, which was up $30 million, or 18%.

OPERATING EXPENSES -- Consolidated operating expenses were as follows:

                                                                                   Change
(In millions)                               1996        1995         1994     96-95      95-94
==============================================================================================
Cost of sales                             $1,172      $1,164       $1,059     +  1%      + 10%
Selling, general and administrative          600         554          542     +  8%      +  2%
Depreciation and amortization
     of intangible assets                    143         121          115     + 18%      +  5%
----------------------------------------------------------------------------------------------
Total operating expenses                  $1,915      $1,839       $1,716     +  4%      +  7%
----------------------------------------------------------------------------------------------

     The 1% increase in cost of sales in 1996 was due to the acquisitions made since mid-1995, partially offset by the dispositions. Excluding the acquisitions and dispositions, cost of sales decreased $26 million, or 2%, due to lower newsprint and ink expense and lower programming costs from the cancellation of "Charles Perez" and "The Road." Newsprint and ink expense decreased $15 million, or 6%, as average newsprint transaction prices fell 1% and consumption decreased 7%. Entertainment programming costs decreased $17 million in 1996. The 10%, or $105 million, increase in cost of sales in 1995 was due primarily to increased newsprint and ink expense and additional costs from acquisitions made since the beginning of 1994. Excluding the acquisitions, cost of sales increased $82 million, or 8%. Newsprint and ink expense rose $67 million, or 36%, as average newsprint prices increased 45%.

     Selling, general and administrative expense increased 8%, or $46 million, in 1996 mainly due to the acquisitions. Excluding the acquisitions and dispositions, SG&A expense increased 5%, or $24 million, in 1996 primarily due to higher development costs for Internet and other online-related publishing businesses of $19 million. SG&A expense increased 2%, or $12 million, in 1995 mainly due to the acquisitions. Excluding the acquisitions, SG&A expense remained virtually unchanged in 1995. The increase in depreciation and amortization of intangible assets in both 1996 and 1995 was principally due to acquisitions and capital expenditures.

PUBLISHING

OPERATING PROFIT AND REVENUES -- The following tables and discussion exclude Times Advocate Company, which was sold in July 1995. The following table presents publishing operating revenues, EBITDA and operating profit for daily newspapers and other publications/services/development. The latter category includes syndication of editorial products, advertising placement services, niche publications, delivery of other publications, direct mail operations, online/electronic products and, for EBITDA and operating profit, equity losses from investments.

                                                                                                  Change
(In millions)                                              1996        1995        1994      96-95      95-94
=============================================================================================================
Operating revenues
     Daily newspapers                                    $1,266      $1,238      $1,176     +   2%     +   5%
     Other publications/services/development                 70          66          53     +   6%     +  23%
-------------------------------------------------------------------------------------------------------------
Total operating revenues                                 $1,336      $1,304      $1,229     +   2%     +   6%
-------------------------------------------------------------------------------------------------------------
EBITDA
     Daily newspapers                                    $  383      $  350      $  368     +  10%     -   5%
     Other publications/services/development                (21)         (5)         (7)    - 287%     +  25%
-------------------------------------------------------------------------------------------------------------
Total EBITDA                                             $  362      $  345      $  361     +   5%     -   4%
-------------------------------------------------------------------------------------------------------------
Operating profit
     Daily newspapers                                    $  310      $  281      $  301     +  10%     -   7%
     Other publications/services/development                (29)         (9)        (10)    - 197%     +   6%
-------------------------------------------------------------------------------------------------------------
Total operating profit                                   $  281      $  272      $  291     +   4%     -   7%
-------------------------------------------------------------------------------------------------------------

     Publishing operating revenues increased 2%, or $32 million, in 1996 due principally to higher advertising revenues of 3%, or $27 million. Operating revenues increased 6%, or $75 million, in 1995 due principally to higher advertising revenues of 6%, or $57 million.

     Operating profit increased 4% in 1996 to $281 million from $272 million in 1995 due to a 10% increase at the four daily newspapers, partially offset by increased spending for the development of Internet and other online-related businesses. The daily newspapers benefited from a 6%, or $15 million, decrease in newsprint and ink expense and higher revenues. Operating profit for 1995 was down 7% to $272 million from $291 million in 1994, as gains in operating revenues were more than offset by increased expenses resulting primarily from significantly higher newsprint prices.

     Daily newspaper operating margins were 24.5% in 1996 compared to 22.7% in 1995 and 25.6% in 1994. The increase in 1996 was primarily due to the decrease in newsprint costs, while the decline in 1995 was mainly due to the significant increase in newsprint costs.

     Total publishing operating revenues by classification were as follows:

                                                                            Change
(In millions)                         1996        1995        1994     96-95      95-94
=======================================================================================
Advertising
Retail                              $  433      $  447      $  430     -  3%      +  4%
General                                141         130         135     +  8%      -  3%
Classified                             457         427         382     +  7%      + 12%
---------------------------------------------------------------------------------------
     Total advertising               1,031       1,004         947     +  3%      +  6%
Circulation                            252         249         241     +  1%      +  3%
Other                                   53          51          41     +  3%      + 26%
---------------------------------------------------------------------------------------
Total operating revenues            $1,336      $1,304      $1,229     +  2%      +  6%
---------------------------------------------------------------------------------------

     Advertising revenues increased in 1996 due to rate increases. The 3% decline in retail advertising revenues was mainly due to a decrease in the food and drug, hardware and department store categories, primarily in Chicago. General advertising revenues rose at all of the newspapers and climbed 8% in total due to higher advertising in the transportation, hi-tech and other categories. Classified advertising revenues also rose at each of the newspapers due primarily to increases in help wanted advertising.

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

     The following table presents advertising linage for 1996, 1995 and 1994.

                                                                            Change
(Inches in thousands)                 1996        1995         1994    96-95      95-94
=======================================================================================
Full run
Retail                               3,638       3,930        4,147    -  7%      -  5%
General                                755         695          703    +  9%      -  1%
Classified                           6,341       6,525        6,484    -  3%      +  1%
---------------------------------------------------------------------------------------
    Total full run                  10,734      11,150       11,334    -  4%      -  2%
Part run                             9,369       9,743        9,995    -  4%      -  3%
Preprint                             8,436       8,765        8,400    -  4%      +  4%
---------------------------------------------------------------------------------------
Total inches                        28,539      29,658       29,729    -  4%          -
---------------------------------------------------------------------------------------

     Total advertising linage decreased 4% in 1996 due to declines at all four of the newspapers. Full run retail advertising linage was down 7% due to decreases at all of the newspapers. Full run general linage increased 9% due to increases at Chicago, Fort Lauderdale and Newport News. Part run advertising linage was down 4% in 1996 due primarily to decreases in retail and classified in Chicago and retail in Orlando. Preprint advertising linage decreased 4% in 1996 due primarily to lower linage in Fort Lauderdale. Total advertising linage in 1995 was virtually unchanged from 1994. Full run retail advertising linage was down at all four of the newspapers. Part run advertising linage was down 3% in 1995 due primarily to decreases at Orlando in both retail and classified. Preprint advertising linage increased 4% in 1995 due in part to a new large customer in Chicago.

     Circulation revenues rose 1% in 1996 and increased 3% in 1995 due primarily to selective price increases. Total average daily circulation was down 2% in 1996 to 1,291,000 from 1,316,000 in 1995, and total average Sunday circulation was down 2% to 1,927,000 in 1996 from 1,970,000 in 1995. Total average daily circulation was down slightly in 1995 to 1,316,000 from 1,323,000 in 1994, and total average Sunday circulation also was down slightly to 1,970,000 in 1995 from 1,973,000 in 1994.

     Other revenues are derived from advertising placement services; the syndication of columns, features, information and comics to newspapers; commercial printing operations; delivery of other publications; direct mail operations; and other publishing-related activities. The 1996 increase in other revenues was due primarily to higher advertising placement services. The 1995 increase in other revenues resulted primarily from higher advertising placement services and from the addition of RELCON, an apartment listing service acquired in January 1995.

OPERATING EXPENSES -- Publishing operating expenses increased 2%, or $23 million, in 1996. This growth was due to a $22 million increase in costs associated with the development of Internet and other online-related businesses and an additional $5 million of depreciation and amortization expense at the daily newspapers. These increases were partially offset by a decline in newsprint and ink expense of 6%, or $15 million, as average newsprint prices were down 1% and consumption declined 7%.

     Publishing operating expenses increased 10%, or $94 million, in 1995. Newsprint and ink expense rose $69 million, or 37%, as average newsprint selling prices increased 45%. Newsprint consumption declined 5% in 1995 mainly due to lower full run and part run linage and to actions at the newspapers to reduce newsprint usage. Compensation costs rose $18 million, or 5%, with full-time equivalent employees down slightly from 1994.

BROADCASTING AND ENTERTAINMENT

OPERATING PROFIT AND REVENUES -- The following table presents operating revenues, EBITDA and operating profit for television, radio, entertainment/ Chicago Cubs and cable programming/development. Cable programming/development includes CLTV News and, for EBITDA and operating profit, the Company's equity income or loss from its investments in The WB Network, TV Food Network and Qwest Broadcasting. This table and the discussion that follows exclude the $10 million non-recurring Qwest gain.

                                                                                             Change
(In millions)                                       1996         1995        1994       96-95      95-94
========================================================================================================
Operating revenues
     Television                                      $681        $630        $599      +   8%     +   5%
     Radio                                             89          88          69      +   1%     +  29%
     Entertainment/Chicago Cubs                        98         104          92      -   5%     +  13%
     Cable Programming/Development                      9           7           4      +  19%     +  51%
--------------------------------------------------------------------------------------------------------
Total operating revenues                             $877        $829        $764      +   6%     +   8%
--------------------------------------------------------------------------------------------------------
EBITDA
     Television                                      $230        $215        $189      +   7%     +  14%
     Radio                                             17          15          13      +  12%     +  15%
     Entertainment/Chicago Cubs                         7         (17)        (24)          *     +  29%
     Cable Programming/Development                    (18)        (15)        (10)     -  17%     -  42%
--------------------------------------------------------------------------------------------------------
Total EBITDA                                         $236        $198        $168      +  19%     +  18%
--------------------------------------------------------------------------------------------------------
Operating profit
     Television                                      $193        $186        $162      +   4%     +  15%
     Radio                                             13          11          10      +   9%     +  16%
     Entertainment/Chicago Cubs                         3         (21)        (28)          *     +  25%
     Cable Programming/Development                    (18)        (16)        (12)     -  15%     -  39%
--------------------------------------------------------------------------------------------------------
Total operating profit                               $191        $160        $132      +  19%     +  21%
--------------------------------------------------------------------------------------------------------
* Not meaningful

     Broadcasting and entertainment revenues increased 6%, or $48 million, in 1996 from $829 million in 1995 due mainly to increases in television. Television revenues increased 8%, or $51 million, due primarily to the acquisition of stations KHTV-Houston and KSWB-San Diego and to improvements at WPIX-New York, WGN-Chicago and KWGN-Denver. Excluding the two new stations, television revenues were up 3%, or $19 million, in 1996. Entertainment/Chicago Cubs revenues decreased 5% due to lower Tribune Entertainment revenues as a result of the cancellation of "Charles Perez" and "The Road," partially offset by higher Cubs revenues due to a full season of baseball.

     Operating revenues increased 8%, or $65 million, in 1995 from $764 million in 1994. Television revenues were up 5%, or $31 million, with strong growth at all of the Company's stations except KTLA-Los Angeles and KWGN-Denver, which declined due to soft advertising markets. The largest increases were reported by WGN-Chicago, WPIX-New York and WPHL-Philadelphia. Television revenues include those of WLVI-Boston, acquired in

April 1994. Excluding WLVI-Boston, television revenues were up 4%, or $25 million, in 1995. Radio revenues include those of Farm Journal Inc., acquired in June 1994. Excluding Farm Journal, radio revenues were up 4%. Entertainment/ Chicago Cubs revenues were up 13% in 1995 as a result of higher Cubs revenues and more shows in syndication. Cubs revenues in 1994 and 1995 were impacted by the Major League Baseball strike that affected both the 1994 and 1995 seasons.

     Broadcasting and entertainment operating profit was up 19% in 1996 to a record $191 million. The increase was due primarily to improvements at the Chicago Cubs, Tribune Entertainment and in television. The Chicago Cubs benefited from a full season of baseball in 1996 and Tribune Entertainment improved due to the cancellation of the "Charles Perez" syndicated program. Television operating profit increased 4%, or $7 million, due primarily to the addition of the two new stations and improvements at WGN-Chicago and WPIX-New York. Excluding the acquisitions, television operating profit was up 2%.

     Operating profit was up 21%, or $28 million, in 1995 to $160 million due primarily to a 15%, or $24 million, increase in television and a 25%, or $7 million, improvement in entertainment/Chicago Cubs. Entertainment results in 1994 were significantly impacted by programming and development costs recorded for "The Road," a program canceled in 1995. These improvements were partially offset by equity losses from the Company's investment in The WB Network.

OPERATING EXPENSES -- Broadcasting and entertainment operating expenses increased 3%, or $18 million, in 1996 due primarily to the acquisition of television stations KHTV-Houston and KSWB-San Diego. Excluding the acquisitions, operating expenses were down 2%, or $11 million, due to lower expenses at Tribune Entertainment from the cancellation of "Charles Perez" and "The Road," offset partially by a $3 million increase in television broadcast rights amortization and higher equity losses from The WB Network.

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

EDUCATION

OPERATING PROFIT AND REVENUES -- The following table and discussion excludes Compton's NewMedia, which was sold in December 1995. The following table presents operating revenues, EBITDA and operating profit for the education segment.

                                                             Change
(In millions)              1996     1995     1994       96-95      95-94
========================================================================
Operating revenues         $192      $77      $59      + 151%     +  29%
EBITDA                       54       22       18      + 149%     +  21%
Operating profit             39       17       14      + 136%     +  21%

     Education revenues are derived from publishing supplemental and curriculum education materials and adult education and trade books. Education operating revenues were up 151% to $192 million from $77 million in 1995 due primarily to the acquisitions of Everyday Learning, Educational Publishing and NTC Publishing and growth in the existing business units. Excluding the acquisitions and Compton's, revenues were up 9%, or $6 million, in 1996.

     Education operating revenues in 1995 increased 29%, to $77 million in 1995 from $59 million in 1994. This increase was due to growth at both The Wright Group and Contemporary Books and to the acquisition of Everyday Learning. Excluding Everyday Learning, revenues were up 25% in 1995.

     Education operating profit was $39 million in 1996, up $22 million from $17 million in 1995, and EBITDA increased $32 million to $54 million in 1996. The improvements were due to the acquisitions. In 1995, education operating profit was up 21% to $17 million, and EBITDA increased 21% to $22 million. The increases were due to improvements at The Wright Group and Contemporary Books, offset partially by losses at Everyday Learning. Everyday Learning's revenues are highly seasonal and substantially all of its profits are earned in the summer months, which was prior to its acquisition by the Company.

OPERATING EXPENSES -- Education expenses were up 155%, or $93 million, in 1996 primarily due to the recent acquisitions. Excluding the acquisitions, operating expenses were up 13%, or $8 million, as a result of higher sales and expenses for a new warehouse/distribution facility at The Wright Group. Education expenses were up 32% to $60 million in 1995 and $46 million in 1994 due mainly to higher sales volume and the acquisitions of The Wright Group in 1994 and Everyday Learning in 1995.

DISCONTINUED OPERATIONS (QUNO CORPORATION)

Income from discontinued operations of QUNO, net of tax, in 1995 was $32.7 million, or $.25 per share compared with $8.9 million, or $.06 per share, in 1994. Excluding the $13 million gain on the April 1994 QUNO stock sale, there was a loss from discontinued operations of $4.1 million, or $.03 per share in 1994. The improvement in 1995 was mainly due to increased newsprint prices and higher sales volume. QUNO's average newsprint selling prices increased 47% in 1995, and newsprint shipments were up 6%.

INTEREST INCOME AND EXPENSE

The components of net interest expense were as follows:
                                                                   Change
(In millions)             1996        1995        1994        96-95      95-94
==============================================================================
Interest income          $  32       $  14       $  16       + 122%     -   8%
Interest expense           (48)        (21)        (21)      + 119%     +   6%
------------------------------------------------------------------------------
Net interest expense     $ (16)      $  (7)      $  (5)      + 113%     +  54%
------------------------------------------------------------------------------

     Interest income consists primarily of interest on The Learning Company and Qwest Broadcasting convertible debentures, a mortgage note receivable from a real estate affiliate (repaid in October, 1996) and short-term marketable securities. Interest income increased 122% in 1996 mainly due to the addition of the convertible debentures at the end of 1995. Interest expense increased 119% in 1996 due to higher average debt levels resulting from acquisitions and stock repurchases. Average debt levels increased $412 million in 1996 to $913 million. Outstanding debt increased to $1.0 billion at year-end 1996 from $786 million at the end of 1995. Interest expense increased 6% in 1995 due to higher average debt levels. Average debt levels increased $13 million in 1995 to $501 million. Outstanding debt increased to $786 million at year-end 1995 from $439 million at the end of 1994.

 ................................................................................
LIQUIDITY AND CAPITAL RESOURCES
 ................................................................................

Cash flow generated from operations is the Company's primary source of liquidity. Net cash provided by operations was $342 million in 1996 and $394 million in 1995. The reduction was mainly due to the payment of taxes on the sale of QUNO and changes in working capital. The Company normally expects to fund dividends, capital expenditures and other operating requirements with net cash provided by operations. Funding required for share repurchases and acquisitions is financed by available cash flow from operations and, if necessary, by the issuance of debt or stock.

     Net cash used for investments totaled $151 million in 1996 compared to $393 million in 1995. In 1996, the Company spent $501 million for acquisitions, including Educational Publishing, NTC Publishing and television stations KHTV-Houston and KSWB-San Diego, and $72 million for investments. Capital spending totaled $93 million in 1996. Gross proceeds from the sale of QUNO of $427 million and from the repayment of a mortgage note receivable of $83 million partially offset these expenditures.

     Net cash provided from financing activities was $61 million in 1996. Proceeds from the issuance of long-term debt and the sale of stock to employees were partially offset by purchases of treasury stock, dividends and repayments of long-term debt. In 1996, the Company issued $470 million of medium-term notes with an average interest rate of 6.6% and repurchased 4.5 million shares of its common stock for $148 million. At December 29, 1996, the Company had authorization to repurchase an additional 5 million shares. Dividends on common and preferred shares were $92 million in 1996. Dividends on common stock increased 7% in 1996 to $.60 per share. At December 29, 1996, the Company had no commercial paper outstanding. The Company has revolving credit agreements with banks in the aggregate amount of $1.2 billion that extend to December 31, 2001. These agreements are fully available to support the issuance of commercial paper. The Company's cash balance at December 29, 1996 was $274 million.

     In the first quarter of 1997, the Company expects to complete its acquisition of Renaissance Communications Corp. for approximately $1.1 billion in cash. In the third quarter of 1996, the Company's debt ratings were downgraded due to the anticipated financing of this acquisition. The rating changes are not likely to significantly restrict the Company's ability to borrow funds or materially affect the cost of those funds. The Company intends to finance this acquisition using available cash, medium- to long-term borrowings and commercial paper.

     In December 1996, the Company filed a shelf registration and prospectus supplement with the Securities and Exchange Commission relating to the offer and sale from time to time of up to $500 million principal amount of the Company's Medium-Term Notes, Series E. Funds borrowed under this issue will be used for general corporate purposes, including the funding of acquisitions.

     Capital spending for 1997 is expected to total approximately $135 million for a variety of normal replacement projects, as well as for press enhancement and pagination projects at the newspapers and the purchase of digital equipment at the television stations.

                                                                                               Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per share data)                 Year Ended       Dec. 29, 1996   Dec. 31, 1995   Dec. 25, 1994
===============================================================================================================================
OPERATING          Publishing
REVENUES             Advertising                                                     $1,031,026      $1,010,782      $  961,694
                     Circulation                                                        252,263         249,860         242,993
                     Other                                                               53,350          52,125          41,690
                   ------------------------------------------------------------------------------------------------------------
                          Total                                                       1,336,639       1,312,767       1,246,377
                   Broadcasting and Entertainment                                       876,750         828,806         764,197
                   Education                                                            192,316         103,101         102,082
                   ------------------------------------------------------------------------------------------------------------
                   Total operating revenues                                           2,405,705       2,244,674       2,112,656
-------------------------------------------------------------------------------------------------------------------------------
OPERATING          Cost of sales (exclusive of items shown below)                     1,172,664       1,164,609       1,059,306
EXPENSES           Selling, general and administrative                                  600,072         553,868         541,350
                   Depreciation and amortization of intangible assets                   142,893         120,986         115,375
                   ------------------------------------------------------------------------------------------------------------
                   Total operating expenses                                           1,915,629       1,839,463       1,716,031
-------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                        490,076         405,211         396,625
Dispositions of subsidiary stock and investment                                               -          14,672               -
Interest income                                                                          32,116          14,465          15,807
Interest expense                                                                        (47,779)        (21,814)        (20,585)
-------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                   474,413         412,534         391,847
Income taxes                                                                           (191,663)       (167,076)       (158,698)
-------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                       282,750         245,458         233,149
DISCONTINUED OPERATIONS OF QUNO, NET OF TAX                                              89,317          32,707           8,898
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                              372,067         278,165         242,047
Preferred dividends, net of tax                                                         (18,786)        (18,841)        (18,574)
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES                                             $  353,281      $  259,324      $  223,473
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE
 Primary:          Continuing operations                                             $     2.15      $     1.75      $     1.60
                   Discontinued operations                                                  .73             .25             .06
                   ------------------------------------------------------------------------------------------------------------
                   Net income                                                        $     2.88      $     2.00      $     1.66
                   ------------------------------------------------------------------------------------------------------------
 Fully Diluted:    Continuing operations                                             $     1.97      $     1.61      $     1.48
                   Discontinued operations                                                  .65             .23             .06
                   ------------------------------------------------------------------------------------------------------------
                   Net income                                                        $     2.62      $     1.84      $     1.54
                   ------------------------------------------------------------------------------------------------------------

                   See Notes to Consolidated Financial Statements.
                                                                                                                             53


CONSOLIDATED BALANCE SHEETS

ASSETS           (In thousands of dollars, except share data)                         Dec. 29, 1996      Dec. 31, 1995
======================================================================================================================
CURRENT ASSETS   Cash and short-term investments                                         $  274,170         $   22,899
                 Accounts receivable (less allowances of $34,406 and $30,154)               350,773            296,363
                 Inventories                                                                 80,525             45,348
                 Broadcast rights                                                           154,904            163,339
                 Prepaid expenses and other                                                  26,349             17,651
                 -----------------------------------------------------------------------------------------------------
                 Total current assets                                                       886,721            545,600
----------------------------------------------------------------------------------------------------------------------
INVESTMENT IN AND ADVANCES TO QUNO (see Note 2)                                                   -            356,925
----------------------------------------------------------------------------------------------------------------------
PROPERTIES       Machinery, equipment and furniture                                         965,739            886,601
                 Buildings and leasehold improvements                                       377,682            355,369
                 -----------------------------------------------------------------------------------------------------
                                                                                          1,343,421          1,241,970
                 Accumulated depreciation                                                  (813,501)          (725,995)
                 -----------------------------------------------------------------------------------------------------
                                                                                            529,920            515,975
                 Land                                                                        56,951             55,849
                 Construction in progress                                                    55,837             68,922
                 -----------------------------------------------------------------------------------------------------
                 Net properties                                                             642,708            640,746
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS     Broadcast rights                                                           173,552            194,038
                 Intangible assets (less accumulated amortization of $232,557
                   and $197,090)                                                          1,251,470            795,856
                 Investments                                                                629,129            549,735
                 Mortgage note receivable from affiliate                                          -             82,599
                 Other                                                                      117,320            122,756
                 -----------------------------------------------------------------------------------------------------
                 Total other assets                                                       2,171,471          1,744,984
                 -----------------------------------------------------------------------------------------------------
                 Total assets                                                            $3,700,900         $3,288,255
                 -----------------------------------------------------------------------------------------------------

                 See Notes to Consolidated Financial Statements.


                                                                                      Tribune Company and Subsidiaries



LIABILITIES AND SHAREHOLDERS' EQUITY                                                  Dec. 29, 1996      Dec. 31, 1995
======================================================================================================================
CURRENT          Long-term debt due within one year                                      $   31,073         $   28,665
LIABILITIES      Accounts payable                                                           119,605            112,357
                 Employee compensation and benefits                                          98,331            107,755
                 Contracts payable for broadcast rights                                     178,589            164,443
                 Deferred income                                                             51,591             43,961
                 Income taxes                                                                83,467              8,401
                 Accrued liabilities                                                        110,445             91,571
                 -----------------------------------------------------------------------------------------------------
                 Total current liabilities                                                  673,101            557,153
----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT   (less portions due within one year)                                        979,754            757,437
----------------------------------------------------------------------------------------------------------------------
OTHER            Deferred income taxes                                                      189,673            223,756
NON-CURRENT      Contracts payable for broadcast rights                                     209,754            225,771
LIABILITIES      Compensation and other obligations                                         109,112            144,229
                 -----------------------------------------------------------------------------------------------------
                 Total other non-current liabilities                                        508,539            593,756
----------------------------------------------------------------------------------------------------------------------
COMMITMENTS      (see Note 11)                                                                    -                  -
----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'    Series B convertible preferred stock (without par value)
EQUITY             Authorized: 1,600,000 shares
                   Issued and outstanding: 1,425,842 shares in 1996 and
                     1,471,795 shares in 1995 (liquidation value $220 per share)            312,470            322,540
                 Common stock (without par value)
                   Authorized: 400,000,000 shares; 163,543,316 shares issued                  1,018              1,018
                 Additional paid-in capital                                                 149,861            126,796
                 Retained earnings                                                        2,210,024          1,930,380
                 Treasury stock (at cost)
                   40,598,300 shares in 1996 and 38,439,618 shares in 1995               (1,034,012)          (923,828)
                 Unearned compensation related to ESOP                                     (218,668)          (247,281)
                 Cumulative translation adjustment                                                -            (19,188)
                 Unrealized gain on investments                                             118,813            189,472
                 -----------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                               1,539,506          1,379,909
                 -----------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                              $3,700,900         $3,288,255
                 -----------------------------------------------------------------------------------------------------




                                                                                                                    55

                                                                                               Tribune Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)                                                       Dec. 29, 1996    Dec. 31, 1995    Dec. 25, 1994
===============================================================================================================================
OPERATIONS      Net income                                                          $ 372,067        $ 278,165        $ 242,047
                Adjustments to reconcile net income to net cash
                  provided by operations:
                    Discontinued operations of QUNO, net of tax                       (89,317)         (32,707)          (8,898)
                    Dispositions of subsidiary stock and investment                         -          (14,672)               -
                    Depreciation and amortization of intangible assets                142,893          120,986          115,375
                    Deferred income taxes                                             (24,503)            (883)            (803)
                    Losses on equity investments                                       13,281           13,209            9,739
                    (Increase) decrease in working capital items
                      excluding effects from acquisitions:
                      Accounts receivable                                             (34,917)          20,455          (18,999)
                      Inventories, prepaid expenses and other current assets          (12,920)         (15,585)            (593)
                      Accounts payable, employee compensation and
                        benefits, deferred income and accrued liabilities               3,653           10,678           37,655
                      Income taxes                                                    (20,298)         (13,939)         (36,457)
                    Decrease in broadcast rights net of current and
                      long-term contracts payable                                       7,554           20,998           20,319
                    Other, net                                                        (15,962)           6,962            9,402
                ---------------------------------------------------------------------------------------------------------------
                Net cash provided by operations                                       341,531          393,667          368,787
-------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS     Capital expenditures                                                  (93,324)        (117,863)         (91,626)
                Acquisitions                                                         (501,375)         (39,817)        (138,477)
                Investments                                                           (72,127)        (271,939)         (24,186)
                Proceeds from sale of QUNO                                            426,828                -           94,936
                Proceeds from mortgage note receivable from affiliate                  83,313                -                -
                Proceeds from dispositions of subsidiary stock and investment               -           32,729                -
                Other, net                                                              5,840            4,291          (12,039)
                ---------------------------------------------------------------------------------------------------------------
                Net cash used for investments                                        (150,845)        (392,599)        (171,392)
-------------------------------------------------------------------------------------------------------------------------------
FINANCING       Proceeds from issuance of long-term debt                              470,000          383,876                -
                Repayments of long-term debt                                         (219,803)         (12,826)         (77,100)
                Sale of common stock to employees, net                                 51,256           40,794           20,410
                Purchase of treasury stock                                           (148,445)        (314,667)         (49,080)
                Dividends                                                             (92,423)         (91,202)         (88,325)
                Redemption of preferred stock                                               -           (5,968)               -
                ---------------------------------------------------------------------------------------------------------------
                Net cash provided by (used for) financing                              60,585                7         (194,095)
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS                                       251,271            1,075            3,300
                Cash and short-term investments at the beginning of year               22,899           21,824           18,524
                ---------------------------------------------------------------------------------------------------------------
                Cash and short-term investments at the end of year                  $ 274,170        $  22,899        $  21,824
-------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL    Cash paid for:
CASH FLOW         Interest (net of amounts capitalized)                             $  44,324        $  20,646        $  20,957
INFORMATION       Income taxes                                                      $ 206,371        $ 165,675        $ 175,965
                ---------------------------------------------------------------------------------------------------------------

                See Notes to Consolidated Financial Statements.

56

                                                                                                    Tribune Company and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            Common
                              Series B   Stock and                Treasury Stock
                           Convertible  Additional              ------------------     Unearned   Cumulative  Unrealized
(In thousands,               Preferred     Paid-In   Retained               Amount Compensation  Translation     Gain on
except per share data)           Stock  Capital(1)   Earnings   Shares   - at cost       (ESOP)   Adjustment Investments      Total
===================================================================================================================================
BALANCE AT DECEMBER 26, 1993  $335,532    $106,837 $1,589,695  (29,582)  $(607,332)   $(298,969)    $(30,136)          - $1,095,627
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            242,047                                                               242,047
Translation adjustment (2)                                                                             9,461                  9,461
Unrealized gain on investments                                                                                    77,972     77,972
Redemptions of convertible
  preferred stock               (6,246)      1,589                 228       4,657                                                -
Dividends declared
  Common-$.52/share                                   (69,907)                                                              (69,907)
  Preferred-$17.05/share                              (25,619)                                                              (25,619)
Tax benefit on dividends
  paid to the ESOP (3)                                  7,201                                                                 7,201
Repayment of ESOP debt                                                                   24,868                              24,868
Purchase of treasury stock                                      (1,894)    (49,080)                                         (49,080)
Shares issued under option
  and stock plans                            5,216               1,806      36,467                                           41,683
Stock tendered as payment
  for options exercised                                           (698)    (21,273)                                         (21,273)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 25, 1994   329,286     113,642  1,743,417  (30,140)   (636,561)    (274,101)     (20,675)     77,972  1,332,980
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            278,165                                                               278,165
Translation adjustment                                                                                 1,487                  1,487
Change in unrealized gain                                                                                        111,500    111,500
Redemptions of convertible
  preferred stock               (6,746)        171                  28         607                                           (5,968)
Dividends declared
  Common-$.56/share                                   (72,524)                                                              (72,524)
  Preferred-$17.05/share                              (25,094)                                                              (25,094)
Tax benefit on dividends
  paid to the ESOP (3)                                  6,416                                                                 6,416
Repayment of ESOP debt                                                                   26,820                              26,820
Purchase of treasury stock                                     (10,378)   (314,667)                                        (314,667)
Shares issued under option
  and stock plans                           14,001               3,936      86,018                                          100,019
Stock tendered as payment
  for options exercised                                         (1,886)    (59,225)                                         (59,225)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995   322,540     127,814  1,930,380  (38,440)   (923,828)    (247,281)     (19,188)    189,472  1,379,909
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            372,067                                                               372,067
Translation adjustment (2)                                                                            19,188                 19,188
Change in unrealized gain                                                                                        (70,659)   (70,659)
Redemptions of convertible
  preferred stock              (10,070)      1,120                 368       8,950                                                -
Dividends declared
  Common-$.60/share                                   (73,742)                                                              (73,742)
  Preferred-$17.05/share                              (24,311)                                                              (24,311)
Tax benefit on dividends
  paid to the ESOP (3)                                  5,630                                                                 5,630
Repayment of ESOP debt                                                                   28,613                              28,613
Purchase of treasury stock                                      (4,531)   (148,445)                                        (148,445)
Shares issued under option
  and stock plans                           21,945               3,410      82,243                                          104,188
Stock tendered as payment
  for options exercised                                         (1,405)    (52,932)                                         (52,932)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 29, 1996  $312,470    $150,879 $2,210,024  (40,598)$(1,034,012)   $(218,668)           -    $118,813 $1,539,506
-----------------------------------------------------------------------------------------------------------------------------------

(1) Issued shares of common stock totaled 163,543,316 for all dates presented.
(2) Includes write-offs of the cumulative translation adjustment related to the sale of QUNO common stock in 1994 and 1996.
(3) Excludes the tax benefit on allocated preferred shares held by the ESOP, which is credited to income tax expense.

See Notes to Consolidated Financial Statements.


                                                                                                                                 57

                                                Tribune Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant accounting policies of Tribune Company and subsidiaries (the "Company"), as summarized below, conform with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Certain prior year amounts have been reclassified to conform with the 1996 presentation. All share and per share data has been restated to reflect a two-for-one common stock split effective January 15, 1997.

 ................................................................................
NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 ................................................................................

FISCAL YEAR -- The Company's fiscal year ends on the last Sunday in December. Fiscal years 1996 and 1994 comprised 52 weeks. Fiscal year 1995 comprised 53 weeks.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Tribune Company and all majority-owned subsidiaries. Investments comprising 20 to 50 percent of the voting stock of companies and joint ventures and certain partnership interests are accounted for using the equity method. All other investments are generally accounted for using the cost method. All significant intercompany transactions are eliminated.

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

PENSION PLANS -- The Company contributes to pension plans that provide retirement benefits for substantially all employees. These plans are sponsored either by the Company or by unions. Under the Company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is the Company's policy to fund the minimum for Company-sponsored pension plans as required by ERISA. Contributions made to union-sponsored plans are based upon collective bargaining agreements.

INVESTMENTS -- The Company records its investments in debt and equity securities at their fair value, except for debt securities that the Company intends to hold to maturity and equity securities that are accounted for under the equity method or that are issued by private companies. All of these investments have been classified as available for sale. The difference between cost and fair value, net of related tax effects, is recorded in a separate component of shareholders' equity.

STOCK-BASED COMPENSATION -- The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which requires either recording the estimated fair value of stock-based compensation over the applicable vesting period in the financial statements or disclosing the unrecorded pro forma effect on net income in the Notes to the Financial Statements. The Company has chosen not to change its method of accounting for stock-based compensation plans and has included the required pro forma disclosures in Note 14. This standard does not apply to employee stock ownership plans.

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

(In thousands)                 1996        1995        1994
===========================================================
Primary                     122,842     129,580     134,426
Fully diluted               136,653     143,012     148,146

 ................................................................................
NOTE 2:  DISCONTINUED OPERATIONS (QUNO CORPORATION)
 ................................................................................

In March 1996, the Company completed the sale of its holdings in QUNO Corporation, a Canadian newsprint company, as part of QUNO's merger with Donohue Inc. The Company owned approximately 34% of QUNO's common stock plus $138.8 million in convertible debt. The sale resulted in a 1996 after-tax gain of $89.3 million, or $.73 per share on a primary basis. The gross proceeds from the sale were approximately $427 million in cash, Donohue stock and short-term notes. Immediately after the sale, the Company sold the Donohue stock and notes for cash. After-tax proceeds were approximately $331 million.

     QUNO was a wholly owned subsidiary of the Company until February 1993, when QUNO completed an initial public offering of 9 million shares of common stock. This reduced the Company's ownership to 59% and its voting interest to 49%. In April 1994, the Company reduced its ownership holdings in QUNO to 34% by selling
5.5 million shares of QUNO common stock. The sale of the shares resulted in an after-tax gain in 1994 of $13 million, or $.10 per share on a primary basis.

     The Company's consolidated financial statements reflect the 1996 and 1994 gains on the sale of QUNO stock, equity earnings from QUNO and interest income from the QUNO convertible debenture, net of income tax, as discontinued operations. Income tax expense related to discontinued operations was $82.7 million in 1996, $5.1 million in 1995 and $28.0 million in 1994.

     QUNO's sales of newsprint to the Company's newspapers, at market prices, were $161.4 million in 1995 and $112.8 million in 1994, which represented 66% and 67% of their total newsprint consumption, respectively.

 ................................................................................
NOTE 3:  CHANGES IN OPERATIONS AND NON-RECURRING ITEMS
 ................................................................................

ACQUISITIONS -- The Company recorded acquisitions totaling $501.4 million in 1996, $39.8 million in 1995 and $138.5 million in 1994. These acquisitions were accounted for as purchases. The intangible assets recorded on these acquisitions are being amortized on a straight-line basis over periods from 3 to 40 years. The results of these operations are included in the consolidated statements of income from their respective dates of acquisition.

     In January 1996, the Company acquired Houston television station KHTV for approximately $102 million in cash. In February 1996, the Company acquired the remaining minority interest in Philadelphia television station WPHL for approximately $23 million in cash. In March 1996, the Company acquired Educational Publishing Corporation and NTC Publishing Group. Educational Publishing, purchased for $205 million in cash, publishes supplemental and curriculum education materials. NTC Publishing was acquired for $83 million in cash and publishes trade books and educational products in print, audio and multimedia formats for the foreign language, English as a second language and language arts markets. In April 1996, the Company acquired San Diego television station KSWB for $72 million in cash.

     In August 1995, the Company acquired Everyday Learning Corporation for $25 million in cash. In February 1994, the Company acquired The Wright Group for $96 million in cash. In April 1994, the Company acquired Boston television station WLVI for $25 million in cash. In June 1994, the Company acquired Farm Journal Inc. for $17.5 million in cash.

     Supplemental cash flow information for acquisitions in 1996, 1995 and 1994 is summarized as follows:

(In thousands)                               1996          1995          1994
=============================================================================
Fair value of assets acquired (1)        $547,044      $ 45,903      $183,668
Liabilities assumed                       (45,669)       (6,086)      (45,191)
-----------------------------------------------------------------------------
Net cash paid                            $501,375      $ 39,817      $138,477
-----------------------------------------------------------------------------
(1) Net of acquisition-related deferred taxes.

     In the first quarter of 1997, the Company expects to complete its acquisition of Renaissance Communications Corp., a publicly traded company owning six television stations, for approximately $1.1 billion in cash. The stations to be acquired consist of KDAF-Dallas, WDZL-Miami, KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The transaction is subject to various closing conditions, including Federal Communications Commission approval. The FCC is reviewing a cross-ownership issue relating to the Miami station and the Company's Fort Lauderdale Sun-Sentinel. Depending on the outcome of such review, the Miami television station may need to be divested.

INVESTMENTS -- In 1996, 1995 and 1994, respectively, the Company invested cash of $72.1 million, $271.9 million and $24.2 million in several companies. The 1996 investments included $18 million in The WB Network, $15 million in Digital City, Inc., $10 million in The Lightspan Partnership, Inc. and $7 million in Excite, Inc. The 1995 investments included $150 million in The Learning Company, Inc. convertible notes, $70 million in Qwest Broadcasting LLC and $8 million in The WB Network.

     The Company's current investment in Qwest Broadcasting is composed of a $9 million equity interest (33%) and $67 million in convertible notes and accrued interest. The notes bear interest at 6%, are convertible into an additional 47% interest and may only be converted when and if FCC regulations permit such conversion. In December 1995, Qwest Broadcasting acquired television stations in Atlanta (WATL) and New Orleans (WNOL) for approximately $167 million.

DISPOSITIONS -- In December 1995, the Company sold Compton's NewMedia to The Learning Company for $123.5 million of The Learning Company common stock. In connection with the Compton's sale, the Company also invested $150 million in The Learning Company in exchange for five-year, 5.5% notes, convertible into common stock at $53 per share. The notes were recorded at $100 million, representing their estimated fair value at the time of the transaction. The $50 million difference between fair value and face value is being amortized into interest income over the five-year term of the notes, with an effective interest rate of 15.5%. These transactions resulted in a pretax gain of $6.9 million, or $.03 per share on a primary basis. Compton's operating results included in the consolidated statements of income were operating revenues of $26.4 million and $42.8 million in 1995 and 1994, respectively, and operating losses of $12.1 million and $11.0 million in 1995 and 1994.

     In July 1995, the Company sold Times Advocate Company, a California newspaper subsidiary, for approximately $16 million in cash. The sale resulted in a pretax loss of $7.5 million, or $.03 per share. Times Advocate operating results included in the consolidated statements of income were revenues of $8.5 million and $17.5 million in 1995 and 1994, and operating losses of $1.4 million and $3.2 million in 1995 and 1994, respectively.

     In March 1995, the Company sold shares of America Online common stock for approximately $17 million. The sale resulted in a pretax gain of $15.3 million, or $.07 per share.

OTHER -- In the fourth quarter of 1996, the Company recorded in operating profit a non-recurring pretax gain of $10 million, or $.05 per share, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station.

 ................................................................................
NOTE 4:  INVESTMENTS
 ................................................................................

Investments, excluding QUNO, consisted of the following:

(In thousands)                                                         Dec. 29, 1996            Dec. 31, 1995
=============================================================================================================
Cost method investments                                                     $336,707                 $343,345
Equity method investments                                                     72,009                   31,878
Debt securities                                                              220,413                  174,512
-------------------------------------------------------------------------------------------------------------
Total investments                                                           $629,129                 $549,735
-------------------------------------------------------------------------------------------------------------

At December 29, 1996 the Company's cost and equity method investments consisted primarily of the following:

                         Cost Method Investments                                   Equity Method Investments
-----------------------------------------------------------------------          -----------------------------
Public                         %   Private                            %          Private                     %
Companies                  Owned   Companies                      Owned          Companies               Owned
=======================================================================          =============================
America Online, Inc.          4%   iVillage                         12%          Digital City, Inc.        20%
CheckFree Corporation         6%   The Lightspan Partnership, Inc.   5%          ImageBuilder Software     23%
Excite, Inc.                  7%   Mercury Mail, Inc.               13%          Interealty                25%
The Learning Company, Inc.   12%   Peapod LP                        13%          Qwest Broadcasting        33%
Open Market, Inc.             6%                                                 TV Food Network           31%
StarSight Telecast, Inc.      4%                                                 The WB Network          12.5%


For investments recorded at fair value under SFAS No. 115, the aggregate cost basis, net unrealized gain and fair value were as follows:

                                            December 29, 1996                              December 31, 1995
                                        Cost    Unrealized         Fair               Cost    Unrealized          Fair
(In thousands)                         Basis          Gain        Value              Basis          Gain         Value
======================================================================================================================
Marketable equity securities        $160,660      $151,695     $312,355           $146,040      $188,716      $334,756
Debt securities                      176,611        43,802      220,413            174,512             -       174,512
QUNO debenture                             -             -            -            138,757       121,891       260,648

     At December 29, 1996 the net unrealized gain on marketable equity securities included a $47 million unrealized loss on The Learning Company common stock investment. The Company believes this loss was temporary at December 29, 1996. The difference between cost and fair value, net of related tax effects, is recorded in a separate component of shareholders' equity and amounted to a net gain of $118.8 million at December 29, 1996 and $189.5 million at December 31, 1995.

 ................................................................................
NOTE 5:  FAIR VALUE OF FINANCIAL INSTRUMENTS
 ................................................................................

Estimated fair values and carrying amounts of the Company's financial instruments were as follows:

                                                        December 29, 1996                      December 31,1995
                                                       Fair      Carrying                     Fair     Carrying
(In thousands)                                        Value        Amount                    Value       Amount
===============================================================================================================
Cost method investments:
  Practicable to estimate fair value               $340,011      $331,413                 $345,620     $340,766
  Not practicable                                         -         5,294                        -        2,579
Debt securities                                     220,413       220,413                  174,512      174,512
QUNO debenture                                            -             -                  260,648      260,648
Mortgage note receivable                                  -             -                   89,070       83,313
Debt                                              1,039,385     1,010,827                  847,577      786,102
Contracts payable for broadcast rights              350,498       388,343                  349,845      390,214

     The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

COST METHOD INVESTMENTS, DEBT SECURITIES AND QUNO DEBENTURE -- Cost method investments in public companies, debt securities and the QUNO debenture were recorded at fair value in the consolidated balance sheets (see Notes 1 and 4). Cost method investments in private companies were recorded at cost, and fair value was generally estimated based on prices recently paid for shares in that company. For several investments, it was not practicable to estimate fair value.

MORTGAGE NOTE RECEIVABLE -- Fair value was estimated using the discounted cash flow method.

DEBT -- Fair value was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms.

CONTRACTS PAYABLE FOR BROADCAST RIGHTS -- Fair value was estimated using the discounted cash flow method.

 ................................................................................
NOTE 6:  INVENTORIES
 ................................................................................

Inventories consisted of the following:

(In thousands)           Dec. 29, 1996      Dec. 31, 1995
=========================================================
Finished goods                 $60,341            $21,638
Newsprint (at LIFO)             10,186             12,473
Supplies and other               9,998             11,237
---------------------------------------------------------
Total inventories              $80,525            $45,348
---------------------------------------------------------

     Newsprint inventories are valued under the LIFO method and were less than current cost by approximately $11.4 million at December 29, 1996, $12.8 million at December 31, 1995 and $8.0 million at December 25, 1994. Finished goods primarily include books and supplementary educational materials.

 ................................................................................
NOTE 7:  MORTGAGE NOTE RECEIVABLE FROM AFFILIATE
 ................................................................................

In October 1996, the Company received $83 million as prepayment of a mortgage note receivable from an affiliate. The Company held the mortgage note on a building in which the Company had an equity interest. The note had an interest rate of 13% plus contingent interest based upon the building's cash flow and appreciation.

 ................................................................................
NOTE 8:  CONTRACTS PAYABLE FOR BROADCAST RIGHTS
 ................................................................................

Contracts payable for broadcast rights are classified as current or long-term liabilities in accordance with the payment terms of the contracts. Required payments under contractual agreements for broadcast rights recorded at December 29, 1996 are: $178.6 million in 1997, $111.5 million in 1998, $67.6 million in
1999, $19.0 million in 2000, $5.9 million in 2001 and $5.7 million thereafter.

 ................................................................................
NOTE 9:  LONG-TERM DEBT
 ................................................................................

Long-term debt consisted of the following:

(In thousands)                                  Dec. 29, 1996     Dec. 31, 1995
===============================================================================
Promissory notes, weighted average
  interest rate of 5.7% in 1995                    $        -          $208,718
Medium-term notes, weighted average
  interest rate of 6.6%, due 1996-2006                667,300           307,300
6.25% notes due 2026, putable to the Company
  at par in 2001                                      100,000                 -
8.4% guaranteed ESOP notes, due 1996-2003             210,606           235,648
8.19% guaranteed ESOP note, due 1996-1998               8,062            11,633
Other notes and obligations                            24,859            22,803
-------------------------------------------------------------------------------
Total debt                                          1,010,827           786,102
Less portions due within one year                     (31,073)          (28,665)
-------------------------------------------------------------------------------
Long-term debt                                     $  979,754          $757,437
-------------------------------------------------------------------------------

     The Company has issued all of its $200 million Series B medium-term notes and $500 million Series C medium-term notes. These notes have maturities from 2 to 10 years and may not be redeemed by the Company prior to maturity. In 1996, the Company began offering up to $500 million of its Series D medium-term notes, of which $350 million were issued and outstanding at December 29, 1996. As part of the Series D medium-term note program, the Company sold $100 million of 6.25% notes that mature in 2026. These notes may be put back to the Company in 2001 at 100% of the principal amount, plus accrued interest. The proceeds from the sale of the notes have been used for general corporate purposes, including the funding of acquisitions.

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

     In 1997, the Company intends to refinance $31.0 million of Series B medium-term notes scheduled to mature in 1997 and has the ability to do so on a long-term basis through existing revolving credit agreements. Accordingly, these notes were classified as long-term and treated as maturing in fiscal year 2001. The Company has revolving credit agreements with a number of banks in an aggregate amount of $1.2 billion, extending to December 31, 2001, which are fully available to support the issuance of promissory notes. These agreements contain various interest rate options and provide for annual fees based on a percentage of the commitment. Such fees totaled approximately $.5 million in 1996, 1995 and 1994.

     Debt at December 29, 1996 matures as follows: $31.1 million in 1997, $34.7 million in 1998, $59.7 million in 1999, $78.2 million in 2000, $165.1 million in 2001 and $642.0 million thereafter.

 ................................................................................
NOTE 10:  INCOME TAXES
 ................................................................................

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes from continuing operations reported in the consolidated statements of income:

(In thousands)                                                                1996              1995              1994
======================================================================================================================
Income from continuing operations before income taxes                     $474,413          $412,534          $391,847
----------------------------------------------------------------------------------------------------------------------
Federal income taxes at 35%                                               $166,045          $144,387          $137,146
State and local income taxes, net of federal tax benefit                    27,747            24,344            24,000
Other                                                                       (2,129)           (1,655)           (2,448)
----------------------------------------------------------------------------------------------------------------------
Income taxes reported                                                     $191,663          $167,076          $158,698
Effective tax rate                                                           40.4%             40.5%             40.5%
----------------------------------------------------------------------------------------------------------------------

Components of income tax expense charged to income from continuing operations were as follows:

(In thousands)                                                                1996              1995              1994
======================================================================================================================
Currently payable:        U.S. federal                                    $165,169          $137,420          $135,145
                          State and local                                   47,491            37,389            37,390
----------------------------------------------------------------------------------------------------------------------
                                                                           212,660           174,809           172,535
----------------------------------------------------------------------------------------------------------------------
Deferred:                 U.S. federal                                     (18,360)           (7,617)          (10,380)
                          State and local                                   (2,637)             (116)           (3,457)
----------------------------------------------------------------------------------------------------------------------
                                                                           (20,997)           (7,733)          (13,837)
----------------------------------------------------------------------------------------------------------------------
Total                                                                     $191,663          $167,076          $158,698
----------------------------------------------------------------------------------------------------------------------

Significant components of the Company's net deferred tax liabilities were as follows:

(In thousands)                                                                         Dec. 29, 1996     Dec. 31, 1995
======================================================================================================================
Net properties                                                                              $ 84,807          $ 87,956
Net intangible assets                                                                        103,268            58,483
Pensions                                                                                       8,849             9,226
Unrealized gain on investments                                                                76,684            74,024
Investment in QUNO                                                                                 -            59,792
Other investments                                                                              7,634            12,146
Other future taxable items                                                                     7,310             7,102
----------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                               288,552           308,729
----------------------------------------------------------------------------------------------------------------------
Broadcast rights                                                                             (15,538)          (20,211)
Postretirement and postemployment benefits other than pensions                               (20,132)          (19,646)
Deferred compensation                                                                        (20,759)          (26,733)
Disposition of New York Daily News                                                           (12,905)           (6,448)
Other accrued liabilities                                                                    (18,047)          (18,100)
Accrued employee compensation and benefits                                                   (18,831)          (19,012)
Federal benefit on deferred state taxes                                                      (23,517)          (16,952)
Accounts receivable                                                                          (14,786)          (11,822)
Other future deductible items                                                                (15,242)           (7,199)
----------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                   (159,757)         (146,123)
----------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                  $128,795          $162,606
----------------------------------------------------------------------------------------------------------------------

 ................................................................................
NOTE 11:  COMMITMENTS
 ................................................................................

The Company has entered into commitments for broadcast rights that are not currently available for broadcast and are therefore not included in the financial statements. These commitments totaled $265 million at December 29, 1996. Payments for broadcast rights generally commence when the programs become available for broadcast.

     The Company had commitments totaling $74 million at December 29, 1996 related to the purchase of inventory, property, plant and equipment and talent contracts.

     The Company leases certain equipment and office and production space under various operating leases. Rental expense totaled $28.1 million in 1996 and $24.6 million in 1995 and 1994. Future minimum rental commitments under non-cancelable operating leases are $22.3 million in 1997, $19.2 million in 1998, $17.6 million in 1999, $15.4 million in 2000, $13.7 million in 2001 and $66.9 million thereafter.

     The Company has guaranteed certain obligations of affiliates totaling $21.6 million at December 29, 1996.

 ................................................................................
NOTE 12:  CONTINGENCIES AND LEGAL PROCEEDINGS
 ................................................................................

The Company and its subsidiaries are defendants from time to time in actions for matters arising out of their business operations. In addition, the Company and its subsidiaries are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

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

 ................................................................................
NOTE 13:  CAPITAL STOCK
 ................................................................................

In December 1996, the Board of Directors declared a two-for-one common stock split effective January 15, 1997, to holders of record on December 27, 1996. All share and per share data has been restated to reflect the stock split.

     Under the Company's Restated Certificate of Incorporation, 5 million shares of preferred stock are authorized. In 1989, the Company established a series of
1.6 million shares of Series B Convertible Preferred Stock of which 1.59 million shares were issued to the Company's ESOP. Each share of such preferred stock pays a cumulative dividend of 7.75% annually, has a liquidation value of $220 per share, is convertible into eight shares of the Company's common stock and is voted with the common stock with an entitlement to 9.16 votes per preferred share.

     In December 1987, the Company adopted a Share Purchase Rights Plan and declared a distribution of one right on each outstanding share of the Company's common stock. Each right will entitle stockholders to buy one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $75. The rights have no voting rights and are not exercisable until 10 days after the occurrence of certain triggering events, upon which the holders of the rights are entitled to purchase either the common stock of an acquiror or additional common stock of the Company at a discounted price. The rights are redeemable at the option of the Company for $.005 per right. The Company has established a series of 800,000 shares of Series A Junior Participating Preferred Stock in connection with the plan, none of which have been issued.

     The Board from time to time has authorized the repurchase of shares of the Company's common stock in the open market or through private transactions to be used for employee benefit programs and other purposes. At December 29, 1996, the Company had authorization to repurchase 5.0 million shares of its common stock.

     There were approximately 5,100 holders of record of the Company's common stock at February 11, 1997.

 ................................................................................
NOTE 14:  INCENTIVE COMPENSATION AND STOCK PLANS
 ................................................................................

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) -- In 1988, the Company established an ESOP as a long-term employee benefit plan to supplement the Company's employee pension plan. In connection therewith, the ESOP purchased, in 1988 and 1989, approximately 1.6 million common shares and 1.59 million Series B convertible preferred shares for an aggregate of $375 million. The ESOP provides for the awarding of shares of the Company's preferred and common stock on a noncontributory basis to eligible non-union employees of the Company. At December 29, 1996, 11.4 million shares of common stock were reserved for issuance in connection with this plan.

     Shares of stock held by the ESOP have been placed with the ESOP Trustee and are allocated to eligible employees annually. These common and preferred shares are allocated in the same proportion that the current year's principal and interest payments bear to the total principal and interest to be paid over the lives of the related borrowings. Each preferred share is convertible into eight shares of the Company's common stock. The ESOP Trustee must convert the preferred shares when making distributions to participants upon their withdrawal from the ESOP. If at the time of such conversion the price of the Company's common stock is below $27.50 per share, the Company must, at its option, either pay the difference in cash or issue additional common stock. At December 29, 1996, preferred shares allocated and committed to be released were 584,353 and 114,657, respectively, and common shares allocated and committed to be released were 932,180 and 154,036.

     The Company recognizes expense for this plan based upon cash contributions it makes to the ESOP. The ESOP services its debt requirements with amounts received from preferred dividends, common dividends earned on unallocated common shares and Company contributions. The following table summarizes ESOP debt service activity for the three years ended December 29, 1996:

(In thousands)                            1996          1995          1994
==========================================================================
Debt Requirements:
Principal                              $28,613       $26,820       $24,868
Interest                                20,676        22,927        25,015
--------------------------------------------------------------------------
Total                                  $49,289       $49,747       $49,883
--------------------------------------------------------------------------
Debt Service:
Dividends                              $24,589       $25,439       $26,019
Company cash contributions              24,700        24,308        23,864
--------------------------------------------------------------------------
Total                                  $49,289       $49,747       $49,883
--------------------------------------------------------------------------

SAVINGS INCENTIVE PLAN -- The Company maintains various qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The Savings Incentive Plan provides for uniform employer contributions to eligible employees of $.25 for each $1.00 contributed by participants up to 4% of the participants' eligible compensation. This plan allows participants to invest their savings in various investments including the Company's common stock. Company contributions to this plan for 1996, 1995 and 1994 were $3.0 million, $2.6 million and $2.3 million, respectively. The Company had 800,000 shares of common stock reserved for possible issuance under this plan at December 29, 1996.

EMPLOYEE STOCK PURCHASE PLAN -- This plan permits eligible employees to purchase up to 8 million shares of the Company's common stock at 85% of market price. The Company's only expense relating to this plan is for its administration. During 1996, 1995 and 1994, 230,688, 222,034 and 221,850 shares, respectively, were sold to employees under this plan. As of December 29, 1996, a total of
4.1 million shares were available for sale. The weighted average fair value of shares sold in 1996 was $36.08.

1992 LONG-TERM INCENTIVE PLAN -- The 1992 Long-Term Incentive Plan provides for the granting of stock options or various other types of awards to eligible employees. General awards available under this plan each year are equal to nine-tenths of one percent (.009) of the shares used to calculate fully diluted net income per share for the preceding year, plus shares of stock available for awards in previous years that have not been awarded and any previously forfeited or expired options. These options vest in two years. At December 29, 1996 and December 31, 1995, 1.3 million and 1.5 million shares, respectively, were available for general awards.

     An additional number of shares is available for replacement options. The number of shares available for replacement options each year is generally equal to four-tenths of one percent (.004) of the shares used to calculate fully diluted net income per share for the preceding year, plus shares of stock available for awards in previous years that have not been awarded and any previously forfeited or expired replacement options. At December 29, 1996 and December 31, 1995, 7.1 million and 6.1 million shares, respectively, were available for replacement options.

     Under the 1992 plan, the option price is the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 10 years after the date the option is granted.

A summary of stock option activity and weighted average prices follows:

                                           1996                           1995                           1994
                                            Weighted Avg.                  Weighted Avg.                  Weighted Avg.
(Shares in thousands)             Shares   Exercise Price        Shares   Exercise Price        Shares   Exercise Price
=======================================================================================================================
Outstanding, beginning of year     8,906       $27.30            10,090       $24.27             9,786         $22.88
Granted                            2,965       $36.46             2,950       $31.67             2,100         $28.03
Exercised                         (3,370)      $26.88            (3,908)      $22.70            (1,664)        $20.55
Canceled                             (95)      $31.12              (226)      $28.17              (132)        $27.89
-----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year           8,406       $30.68             8,906       $27.30            10,090         $24.27
-----------------------------------------------------------------------------------------------------------------------
Exercisable, end of year           4,017       $26.05             5,092       $25.31             6,450         $22.70
-----------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and options exercisable at December 29, 1996 (shares in thousands):

                                        Options Outstanding                                        Options Exercisable
                         -------------------------------------------------                    ------------------------------
Range of                      Number      Weighted Avg.      Weighted Avg.                         Number      Weighted Avg.
Exercise Prices          Outstanding     Remaining Life     Exercise Price                    Exercisable     Exercise Price
============================================================================================================================
$19.31 - $28.88                3,250               5.51             $24.54                          3,154             $24.49
$29.19 - $34.81                3,865               7.57              33.03                            863              31.72
$34.88 - $43.69                1,291               5.14              38.90                              -                  -

STOCK PLANS PRO FORMA DISCLOSURE -- The Company's 1992 Long-Term Incentive Plan and Employee Stock Purchase Plan are accounted for under APB Opinion No. 25. Accordingly, no compensation cost has been recognized in the consolidated statements of income. Under SFAS No. 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized as compensation expense over the vesting or service period. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:

                                                                   1996                                       1995
(In thousands, except per share data)                  As Reported      Pro Forma                 As Reported      Pro Forma
============================================================================================================================
Net income                                                $372,067       $361,116                    $278,165       $272,469
Net income attributable to common shares                   353,281        342,330                     259,324        253,628
Primary net income per share                                  2.88           2.79                        2.00           1.96
Fully diluted net income per share                            2.62           2.54                        1.84           1.80

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to 1995, the pro forma compensation cost in 1995 and 1996 is not representative of that in future years.

     The weighted average fair value of options granted was estimated to be $8.06 and $7.47 in 1996 and 1995, respectively. In determining the proforma compensation cost, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for 1996 general awards and replacement options, respectively: risk-free interest rates of 6.7% and 6.5%; expected dividend yields of 1.7% and 1.7%; expected lives of 5 and 3 years; and expected stock price volatility of 22.2% and 18.9%. The weighted average assumptions used for 1995 general awards and replacement options, respectively, were: risk-free interest rates of 6.2% and 6.2%; expected dividend yields of 1.7% and 1.7%; expected lives of 5 and 3 years; and expected stock price volatility of 26.0% and 20.9%.

 ................................................................................
NOTE 15:  EMPLOYEE PENSION PLANS
 ................................................................................

In connection with the establishment of the ESOP, the Company amended, effective January 1989, its Company-sponsored pension plan for employees not covered by a collective bargaining agreement. The pension plan will continue to provide substantially the same pension benefits as under the pre-amended plan until December 1998. After that date, the plan provides that the pension benefit credits be frozen in terms of pay and service. In addition, the Company maintains several small plans for other employees.

     Net pension expense (credit) for Company-sponsored plans in 1996, 1995 and 1994 included the following components:


(In thousands)                                                 1996            1995            1994
===================================================================================================
Benefits earned during the period (service costs)          $ 10,093        $  8,256        $  9,038
Interest cost on projected benefit obligation                21,783          20,302          17,912
Recognized return on plan assets                            (29,199)        (27,857)        (27,424)
Amortization, net                                              (971)           (531)           (380)
---------------------------------------------------------------------------------------------------
Net pension expense (credit)                               $  1,706        $    170        $   (854)
---------------------------------------------------------------------------------------------------

     Actual returns on plan assets were gains of $57.2 million in 1996 and $57.9 million in 1995 and a loss of $2.0 million in 1994.

     The following table sets forth the funded status of the Company-sponsored pension plans as of year-end 1996 and 1995:


(In thousands)                                                        Dec. 29, 1996     Dec. 31, 1995
=====================================================================================================
Plans' assets at fair value                                                $365,740          $324,860
Actuarial present value of benefit obligations:
  Vested benefits                                                           286,720           288,086
  Non-vested benefits                                                        10,841            10,872
-----------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                            297,561           298,958
  Projected future salary increases                                           8,231             8,324
-----------------------------------------------------------------------------------------------------
  Projected benefit obligation                                              305,792           307,282
-----------------------------------------------------------------------------------------------------
Plans' assets in excess of projected benefit obligation                      59,948            17,578
Unrecognized net asset at transition
  being amortized through 2003                                              (10,550)          (12,120)
Unrecognized net (gain) loss due to actual experience
  varying from actuarial assumptions                                        (17,113)           27,941
Unrecognized prior service costs                                                (26)              131
-----------------------------------------------------------------------------------------------------
Pension asset recognized in the consolidated balance sheets                $ 32,259          $ 33,530
-----------------------------------------------------------------------------------------------------

     The plans' assets consist primarily of listed common stocks and bonds. In determining the projected benefit obligation for the plans, the weighted average assumed discount rate used was 7.75% in 1996 and 7.25% in 1995, while the assumed average rate of increase in future salary levels was 5.0% for 1996 and 4.5% for 1995. The weighted average expected long-term rate of return on assets used in determining net pension expense or credit was 9.5% in 1996 and 1995, and 9.75% in 1994. Total pension expense for union-sponsored pension plans was $5.7 million in 1996, $5.6 million in 1995 and $5.8 million in 1994. The Company's portion of assets and liabilities for multi-employer union pension plans is not determinable.

 ................................................................................
NOTE 16:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
 ................................................................................

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

     Postretirement benefit cost for 1996, 1995 and 1994 included the following components:

(In thousands)                                                  1996             1995             1994
======================================================================================================
Service cost of benefits earned during the year               $  265           $  222           $  350
Interest cost on accumulated postretirement
     benefit obligation ("APBO")                               3,244            3,437            3,069
------------------------------------------------------------------------------------------------------
Postretirement benefit cost                                   $3,509           $3,659           $3,419
------------------------------------------------------------------------------------------------------

The plans' APBO and the Company's postretirement liability were as follows:

(In thousands)                                                          Dec. 29, 1996    Dec. 31, 1995
======================================================================================================
Actuarial present value of benefit obligations:
  Retirees                                                                    $40,391          $42,705
  Active participants, fully eligible                                           1,466            1,405
  Active participants, not eligible                                             2,592            2,649
------------------------------------------------------------------------------------------------------
APBO                                                                           44,449           46,759
Unrecognized net gain (loss) due to actual experience
  varying from actuarial assumptions                                              317           (3,699)
------------------------------------------------------------------------------------------------------
Postretirement benefit liability                                              $44,766          $43,060
------------------------------------------------------------------------------------------------------

     In determining the APBO, the weighted average assumed discount rate used was 7.75% in 1996 and 7.25% in 1995. Increases of 9.5% in the cost of covered health care benefits were assumed for fiscal 1997. These rates were assumed to decrease ratably to 7.0% after five years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year-end 1996 by $3.2 million and the 1996 net benefit cost by $.3 million.

 ................................................................................
NOTE 17:  SEGMENT INFORMATION
 ................................................................................

Tribune Company is an information, education and entertainment company comprising three business segments. As of December 29, 1996, the Company's publishing segment consisted of four daily newspapers and other related publications and services. The newspapers are the Chicago Tribune, the Fort Lauderdale-based Sun-Sentinel, The Orlando Sentinel and the Newport News-based Daily Press. The Company's broadcasting operations consisted of WB television affiliates in New York, Los Angeles, Chicago, Philadelphia, Boston, Houston, Denver and San Diego, an ABC television affiliate in New Orleans, a CBS television affiliate in Atlanta and five radio stations. In entertainment, the Company owns the Chicago Cubs baseball team, produces and syndicates television programming and has interests in cable programming. The Company's education segment consisted of The Wright Group, Educational Publishing, NTC/Contemporary Publishing and Everyday Learning. In 1995, the Company sold Times Advocate Company, its California newspaper subsidiary, and Compton's NewMedia, an education software company (see Note 3). Financial data for each of the Company's business segments is presented on the following page.

     In determining operating profit for each segment, none of the following items have been added or deducted: interest income and expense, nonoperating gains and losses or income taxes. Assets represent those identifiable tangible and intangible assets used in the operations of each segment. The Company's cost of sales by business segment was as follows:

(In thousands)                            1996             1995             1994
================================================================================
Publishing                          $  657,466       $  679,037       $  608,327
Broadcasting and Entertainment         454,828          451,749          412,704
Education                               60,370           33,823           38,275
--------------------------------------------------------------------------------
Total cost of sales                 $1,172,664       $1,164,609       $1,059,306
--------------------------------------------------------------------------------


                                                                                  Tribune Company and Subsidiaries
BUSINESS SEGMENTS

(In thousands of dollars)                                                 1996              1995              1994
==================================================================================================================
OPERATING        Publishing                                         $1,336,639        $1,312,767        $1,246,377
REVENUES         Broadcasting and Entertainment                        876,750           828,806           764,197
                 Education                                             192,316           103,101           102,082
                 -------------------------------------------------------------------------------------------------
                 Total operating revenues                           $2,405,705        $2,244,674        $2,112,656
------------------------------------------------------------------------------------------------------------------
OPERATING        Publishing                                         $  281,312        $  270,143        $  287,590
PROFIT           Broadcasting and Entertainment (1)                    200,537           160,616           132,413
                 Education                                              39,422             4,586             2,829
                 Corporate expenses                                    (31,195)          (30,134)          (26,207)
                 -------------------------------------------------------------------------------------------------
                 Total operating profit                             $  490,076        $  405,211        $  396,625
------------------------------------------------------------------------------------------------------------------
DEPRECIATION     Publishing                                         $   73,379        $   68,123        $   66,639
                 Broadcasting and Entertainment                         24,873            21,384            18,891
                 Education                                               2,693             2,818             1,554
                 Corporate                                               2,265             1,048             1,575
                 -------------------------------------------------------------------------------------------------
                 Total depreciation                                 $  103,210        $   93,373        $   88,659
------------------------------------------------------------------------------------------------------------------
AMORTIZATION     Publishing                                         $    7,564        $    5,675        $    4,990
OF INTANGIBLE    Broadcasting and Entertainment                         20,567            16,188            16,216
ASSETS           Education                                              11,552             5,750             5,510
                 -------------------------------------------------------------------------------------------------
                 Total amortization of intangible assets            $   39,683        $   27,613        $   26,716
------------------------------------------------------------------------------------------------------------------
CAPITAL          Publishing                                         $   58,686        $   65,676        $   51,205
EXPENDITURES     Broadcasting and Entertainment                         27,233            38,025            21,041
                 Education                                               6,153             4,883             4,905
                 Corporate                                               1,252             9,279            14,475
                 -------------------------------------------------------------------------------------------------
                 Total capital expenditures                         $   93,324        $  117,863        $   91,626
------------------------------------------------------------------------------------------------------------------
ASSETS           Publishing                                         $  686,730        $  693,853        $  757,889
                 Broadcasting and Entertainment                      1,616,797         1,405,213         1,321,768
                 Education                                             544,226           211,510           210,445
                 Corporate                                             853,147           977,679           495,723
                 -------------------------------------------------------------------------------------------------
                 Total assets                                       $3,700,900        $3,288,255        $2,785,825
                 -------------------------------------------------------------------------------------------------

(1) In 1996, the Company recorded a pretax gain of $10 million, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station.

                                                                                                                71


QUARTERLY RESULTS (UNAUDITED)
                                                                                             Quarters
1996   (In thousands of dollars, except per share data)         First         Second          Third         Fourth            Total
===================================================================================================================================
OPERATING         Publishing                                 $327,333       $330,495       $322,784       $356,027       $1,336,639
REVENUES          Broadcasting and Entertainment              187,195        253,280        222,905        213,370          876,750
                  Education                                    22,594         58,152         72,638         38,932          192,316
                  -----------------------------------------------------------------------------------------------------------------
                  Total operating revenues                   $537,122       $641,927       $618,327       $608,329       $2,405,705
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING         Publishing                                 $ 63,243       $ 72,861       $ 60,989       $ 84,219       $  281,312
PROFIT            Broadcasting and Entertainment (1)           29,024         65,904         41,449         64,160          200,537
                  Education                                     2,222         13,749         21,839          1,612           39,422
                  Corporate expenses                           (7,414)        (7,641)        (7,964)        (8,176)         (31,195)
                  -----------------------------------------------------------------------------------------------------------------
                  Total operating profit                       87,075        144,873        116,313        141,815          490,076
-----------------------------------------------------------------------------------------------------------------------------------
Net interest expense                                           (2,405)        (3,208)        (4,992)        (5,058)         (15,663)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES          84,670        141,665        111,321        136,757          474,413
Income taxes                                                  (34,291)       (57,375)       (45,085)       (54,912)        (191,663)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                              50,379         84,290         66,236         81,845          282,750
DISCONTINUED OPERATIONS OF QUNO, NET OF TAX (2)                89,317              -              -              -           89,317
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                    139,696         84,290         66,236         81,845          372,067
Preferred dividends, net of tax                                (4,696)        (4,697)        (4,697)        (4,696)         (18,786)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES                     $135,000       $ 79,593       $ 61,539       $ 77,149       $  353,281
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (3)
  Primary:        Continuing operations                      $    .37       $    .65       $    .50       $    .63       $     2.15
                  Discontinued operations                         .72              -              -              -              .73
                  -----------------------------------------------------------------------------------------------------------------
                  Net income                                 $   1.09            .65       $    .50       $    .63       $     2.88
                  -----------------------------------------------------------------------------------------------------------------
  Fully Diluted:  Continuing operations                      $    .34       $    .60       $    .46       $    .57       $     1.97
                  Discontinued operations                         .66              -              -              -              .65
                  -----------------------------------------------------------------------------------------------------------------
                  Net income                                 $   1.00       $    .60       $    .46       $    .57       $     2.62
-----------------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE                                   $    .15       $    .15       $    .15       $    .15       $      .60
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH-LOW)                                $34 1/2-       $38 1/8-       $39 1/2-       $44 1/8-
                                                              28 5/16        32 1/16        31 5/8         37 7/8
------------------------------------------------------------------------------------------------------------------

Notes to Quarterly Results:
(1)  In December 1996, the Company recorded a pretax gain of $10 million, or $6 million after taxes ($.05 per share on a primary basis), representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station.
(2)  In March 1996, the Company sold its holdings in QUNO Corporation as part of QUNO's merger with Donohue Inc. The sale resulted in an after-tax gain of $89.3 million, or $.73 per share on a primary basis.
(3)  Quarterly and full year net income per share amounts are calculated independently based on the weighted average number of common shares outstanding for each period. All share and per share data has been restated to reflect a two-for-one common stock split effective January 15, 1997.
(4)  In March 1995, shares of America Online common stock were sold, which resulted in a pretax gain of $15.3 million, or
     $9.1 million after taxes ($.07 per share on a primary basis). In July 1995, Times Advocate Company was sold, which resulted in a pretax loss of $7.5 million, or $4.5 million after taxes ($.03 per share). In December 1995, Compton's NewMedia was sold, which resulted in a pretax gain of $6.9 million, or $4.1 million after taxes ($.03 per share).


                                                                                                   Tribune Company and Subsidiaries

                                                                                            Quarters
1995   (In thousands of dollars, except per share data)        First         Second          Third          Fourth           Total
===================================================================================================================================
OPERATING         Publishing                                $323,547       $327,787       $304,686        $356,747      $1,312,767
REVENUES          Broadcasting and Entertainment             176,432        220,910        217,031         214,433         828,806
                  Education                                   21,427         28,521         30,527          22,626         103,101
                  -----------------------------------------------------------------------------------------------------------------
                  Total operating revenues                  $521,406       $577,218       $552,244        $593,806      $2,244,674
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING         Publishing                                $ 70,805       $ 74,991       $ 52,186        $ 72,161      $  270,143
PROFIT            Broadcasting and Entertainment              28,724         53,024         35,058          43,810         160,616
                  Education                                     (356)         3,862          3,215          (2,135)          4,586
                  Corporate expenses                          (7,139)        (7,366)        (7,336)         (8,293)        (30,134)
                  -----------------------------------------------------------------------------------------------------------------
                  Total operating profit                      92,034        124,511         83,123         105,543         405,211
-----------------------------------------------------------------------------------------------------------------------------------
Dispositions of subsidiary stock and investment (4)           15,272              -         (7,500)          6,900          14,672
Net interest expense                                            (923)        (1,438)        (1,553)         (3,435)         (7,349)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES        106,383        123,073         74,070         109,008         412,534
Income taxes                                                 (43,085)       (49,845)       (29,998)        (44,148)       (167,076)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                             63,298         73,228         44,072          64,860         245,458
DISCONTINUED OPERATIONS OF QUNO, NET OF TAX                    4,665          8,899         11,828           7,315          32,707
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                    67,963         82,127         55,900          72,175         278,165
Preferred dividends, net of tax                               (4,621)        (4,622)        (4,622)         (4,976)        (18,841)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES                    $ 63,342       $ 77,505       $ 51,278        $ 67,199      $  259,324
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE (3)
  Primary:        Continuing operations                     $    .44       $    .53       $    .31        $    .47      $     1.75
                  Discontinued operations                        .04            .07            .09             .06             .25
                  -----------------------------------------------------------------------------------------------------------------
                  Net income                                $    .48       $    .60       $    .40        $    .53      $     2.00
                  -----------------------------------------------------------------------------------------------------------------
  Fully Diluted:  Continuing operations                     $    .41       $    .49       $    .28        $    .44      $     1.61
                  Discontinued operations                        .03            .06            .08             .05             .23
                  -----------------------------------------------------------------------------------------------------------------
                  Net income                                $    .44       $    .55       $    .36        $    .49      $     1.84
-----------------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE                                  $    .14       $    .14       $    .14        $    .14      $      .56
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH-LOW)                               $28 1/16-      $ 30 3/8-      $ 34 1/8-       $34 7/16-
                                                             25 3/8          26 7/8         29 7/8         29 13/16
-------------------------------------------------------------------------------------------------------------------

                                                                                                                                 73


ELEVEN YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per share data)                              1996             1995             1994             1993
==================================================================================================================================
OPERATING RESULTS
OPERATING REVENUES
  Publishing excluding Daily News                                    $1,336,639        1,312,767        1,246,377        1,163,116
  New York Daily News                                                $        -                -                -                -
  Broadcasting and Entertainment                                     $  876,750          828,806          764,197          727,213
  Education                                                          $  192,316          103,101          102,082           21,209
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                             $2,405,705        2,244,674        2,112,656        1,911,538
----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
  Publishing excluding Daily News                                    $  281,312          270,143          287,590          253,050
  New York Daily News                                                $        -                -                -                -
  Broadcasting and Entertainment                                     $  200,537          160,616          132,413          125,684
  Education                                                          $   39,422            4,586            2,829            2,071
  Corporate expenses                                                 $  (31,195)         (30,134)         (26,207)         (24,402)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                               $  490,076          405,211          396,625          356,403
----------------------------------------------------------------------------------------------------------------------------------
Net interest expense                                                 $  (15,663)          (7,349)          (4,778)          (9,545)
Other                                                                $        -           14,672                -                -
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES         $  474,413          412,534          391,847          346,858
Income taxes                                                         $ (191,663)        (167,076)        (158,698)        (142,212)
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                             $  282,750          245,458          233,149          204,646
DISCONTINUED OPERATIONS OF QUNO, NET OF TAX                          $   89,317           32,707            8,898          (16,040)
Cumulative effects of changes in accounting principles               $        -                -                -                -
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) (1)                                                $  372,067          278,165          242,047          188,606
----------------------------------------------------------------------------------------------------------------------------------
SHARE INFORMATION (2)
Primary net income (loss) per share (1)
  Continuing operations                                              $     2.15             1.75             1.60             1.40
  Discontinued operations                                            $      .73              .25              .06             (.12)
  Net income                                                         $     2.88             2.00             1.66             1.28
Common dividends per share                                           $      .60              .56              .52              .48
Shareholders' equity per share                                       $    11.69            10.34             9.47             7.77
Weighted average common shares outstanding (000's)                      122,842          129,580          134,426          132,742

FINANCIAL RATIOS
Operating profit margin                                                   20.4%            18.1%            18.8%            18.6%
Net income margin                                                         15.5%            12.4%            11.5%             9.9%
Net income as a percentage of average shareholders' equity                25.5%            20.5%            19.9%            18.8%
Debt to capital                                                             37%              33%              23%              31%

FINANCIAL POSITION AND OTHER DATA
Total assets                                                         $3,700,900        3,288,255        2,785,825        2,536,410
Long-term debt                                                       $  979,754          757,437          411,200          510,838
Shareholders' equity                                                 $1,539,506        1,379,909        1,332,980        1,095,627
Capital expenditures                                                 $   93,324          117,863           91,626           75,620
Repurchase (issuance) of treasury stock, net                         $   97,189          273,873           28,670          (46,138)
Dividends                                                            $   92,423           91,202           88,325           81,927
Amortization of broadcast rights                                     $  244,110          234,065          244,361          236,468
Employees (full-time equivalents)                                        10,700           10,500           10,500            9,900
----------------------------------------------------------------------------------------------------------------------------------

(1)  Includes a gain on sale of QUNO of $89.3 million or $.73 per share and a non-recurring gain related to Qwest Broadcasting of
     $6 million or $.05 per share in 1996, a gain on sale of America Online common stock of $9.1 million or $.07 per share, a loss on sale of Times Advocate Company of $4.5 million or $.03 per share, and a gain on sale of Compton's NewMedia of $4.1 million or $.03 per share in 1995, a gain on sale of QUNO stock of $13 million or $.10 per share in 1994, the cumulative effects of accounting changes of $16.8 million or $.13 per share in 1992, charges relating to New York Daily News totaling $255.0 million or $1.93 per share in 1990, a non-recurring net loss of $21.1 million or $.13 per share in 1987 and a non-recurring net gain of
     $151.6 million or $.94 per share in 1986.

(2)  All share and per share data has been restated for a two-for-one common stock split effective January 15, 1997.

74


                                                                                     Tribune Company and Subsidiaries

       1992             1991             1990             1989             1988               1987               1986
 ====================================================================================================================



  1,136,619        1,122,434        1,183,177        1,197,077        1,117,487          1,043,310            943,366
          -                -          321,823          422,024          436,843            419,853            411,840
    684,051          617,514          623,981          584,326          505,729            485,276            466,231
          -                -                -                -                -                  -                  -
 --------------------------------------------------------------------------------------------------------------------
  1,820,670        1,739,948        2,128,981        2,203,427        2,060,059          1,948,439          1,821,437
 --------------------------------------------------------------------------------------------------------------------

    224,509          217,031          278,594          299,282          248,567            239,358            209,525
          -                -         (114,468)          (2,179)          15,167            (47,357)            (9,228)
    121,267          100,175          107,528           96,803           77,754             62,858             65,537
          -                -                -                -                -                  -                  -
    (23,643)         (22,256)         (22,654)         (22,100)         (22,699)           (25,815)           (17,650)
 --------------------------------------------------------------------------------------------------------------------
    322,133          294,950          249,000          371,806          318,789            229,044            248,184
 --------------------------------------------------------------------------------------------------------------------
    (22,510)         (30,387)         (23,478)         (12,040)         (33,341)           (33,414)           (29,019)
          -                -         (295,000)           3,133                -                  -            276,587
 --------------------------------------------------------------------------------------------------------------------
    299,623          264,563          (69,478)         362,899          285,448            195,630            495,752
   (120,089)        (106,514)          22,055         (150,948)        (135,135)          (101,349)          (219,520)
 --------------------------------------------------------------------------------------------------------------------
    179,534          158,049          (47,423)         211,951          150,313             94,281            276,232
    (42,909)         (16,068)         (16,110)          30,470           60,093             47,256             16,638
    (16,800)               -                -                -                -                  -                  -
 --------------------------------------------------------------------------------------------------------------------
    119,825          141,981          (63,533)         242,421          210,406            141,537            292,870
 --------------------------------------------------------------------------------------------------------------------


       1.24             1.09             (.49)            1.38              .99                .60               1.71
       (.33)            (.12)            (.12)             .21              .40                .30                .11
        .78              .97             (.61)            1.59             1.39                .90               1.82
        .48              .48              .48              .44              .38                .32                .26
       6.66             6.39             5.84             7.80             7.94               7.18               6.95
    130,036          128,728          132,064          144,780          151,272            157,072            161,354


      17.7%            17.0%            11.7%            16.9%            15.5%              11.8%              13.6%
       6.6%             8.2%           (3.0)%            11.0%            10.2%               7.3%              16.1%
      13.6%            17.6%           (6.9)%            21.4%            18.4%              12.9%              29.1%
        46%              47%              51%              41%              32%                30%                29%


  2,751,570        2,795,298        2,826,099        3,013,537        2,905,382          2,738,484          2,571,432
    740,979          897,835          998,962          880,686          650,118            551,651            522,750
    911,889          851,699          764,512        1,077,996        1,188,480          1,094,943          1,101,274
    130,232           93,931          148,897          238,307          213,596            191,895            147,726
    (31,918)         (10,007)         178,517          296,738           56,185            108,647             65,893
     80,407           78,415           80,110           75,298           57,416             50,025             42,201
    233,859          207,392          228,605          221,897          192,045            169,921            155,183
     12,400           12,900           16,100           17,100           16,800             16,800             17,300
 --------------------------------------------------------------------------------------------------------------------

                                                                                                                   75


                                                Tribune Company and Subsidiaries

 ................................................................................
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
 ................................................................................

FINANCIAL STATEMENTS
Management is responsible for the preparation, integrity and fair presentation of the Company's consolidated financial statements and related financial information included in this annual report to stockholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts that are based on management's best estimates and judgments.
     The consolidated financial statements were audited by Price Waterhouse LLP, independent accountants, and their report is shown below. Price Waterhouse LLP was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent accountants during their audits were valid and appropriate.

INTERNAL CONTROL SYSTEM
Management is also responsible for establishing and maintaining a system of internal control, designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system of internal controls is continually reviewed for its effectiveness and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit. Each year, the Company's independent accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.
     The Audit Committee of the Board of Directors is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee consists of five independent directors. The Committee meets with representatives of management, the independent accountants and internal auditors to discuss financial reporting, accounting and internal control matters. Price Waterhouse LLP and the internal auditors have direct access to the Audit Committee.


/s/ John W. Madigan
-------------------
John W. Madigan
Chairman, President and Chief Executive Officer


/s/ Donald C. Grenesko
----------------------
Donald C. Grenesko
Senior Vice President/Finance and Administration


 ................................................................................
REPORT OF INDEPENDENT ACCOUNTANTS
 ................................................................................

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TRIBUNE COMPANY
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries at December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Chicago, Illinois
February 11, 1997


76