Form 10-K, Exhibit 13
period 1997-12-28
TRIBUNE CO
filed 1998-03-25
CIK 726513

EXHIBIT 13
                                                Tribune Company and Subsidiaries

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION

The following discussion presents the significant factors that have affected the businesses of Tribune Company and its subsidiaries (the "Company") over the last three years. This commentary should be read in conjunction with the Company's consolidated financial statements and Eleven Year Financial Summary, which are also presented in this annual report. Certain prior year amounts have been reclassified to conform with the 1997 presentation. All share and per share data have been restated to reflect a two-for-one common stock split effective January 15, 1997.

     This Management's Discussion and Analysis of Results of Operations and Financial Condition contains certain forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those anticipated. Among such risks, trends and uncertainties are changes in advertising demand, newsprint prices, interest rates, regulatory rulings and other economic conditions and the effect of acquisitions, investments and dispositions on the Company's results of operations and financial condition. The words "believe," "expect," "anticipate" and similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which are as of the date of this filing.

 ................................................................................
SIGNIFICANT EVENTS
 ................................................................................

[Introductory language appearing in large bold face type reads as follows:]

IN 1997, THE COMPANY COMPLETED THE RENAISSANCE ACQUISITION - THE LARGEST IN ITS HISTORY.

In March 1997, the Company acquired Renaissance Communications Corp., a publicly traded company that owned six television stations, for $1.1 billion in cash. The stations acquired were KDAF-Dallas, WDZL-Miami, KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The FCC order granting the Company's application to acquire the Renaissance stations contained waivers of two FCC rules. First, the FCC temporarily waived its duopoly rule relating to the overlap of WTIC's and WPMT's broadcast signals with those of other Tribune stations. The temporary waivers were granted subject to the outcome of pending FCC rulemaking that is expected to make such duopoly waivers unnecessary. Second, the FCC granted a 12-month waiver of its rule prohibiting television/newspaper cross-ownership in the same market, which relates to the Miami television station and the Fort Lauderdale Sun-Sentinel newspaper. Since the time of the FCC's order, the FCC issued a notice of inquiry to consider modifying its cross-ownership rule. The Company expects the FCC to grant a waiver extension to allow continued ownership of the Miami television station until the rule review has concluded. The Company cannot predict the outcome of the FCC duopoly or cross-ownership rulemaking.

     In May 1997, the Company reached an agreement with Emmis Broadcasting Corporation regarding the sale or exchange of the Company's WQCD radio station in New York ("WQCD"). Effective July 1, 1997 and in connection with the agreement, Emmis assumed responsibility for certain operations of the station for up to three years for an annual fee of approximately $8 million, after which Emmis has the right to purchase the station. In December 1997, the Company signed an agreement with Emmis to exchange substantially all of the assets of WQCD, with a fair market value of approximately $160 million, and cash for the assets of television stations KTZZ-Seattle and WXMI-Grand Rapids. Emmis has agreed to acquire these television stations as part of its acquisition of Dudley Communications Corporation. The transaction, pending FCC approval, is expected to close during the second quarter of 1998.

     In March 1996, the Company completed the sale of its holdings in QUNO Corporation, a Canadian newsprint company, as part of QUNO's merger with Donohue Inc. The Company owned approximately 34% of QUNO's common stock plus $138.8 million in convertible debt. The sale resulted in a 1996 after-tax gain of $89.3 million, or $.66 per diluted share. The gross proceeds from the sale were approximately $427 million in cash, Donohue stock and short-term notes. Immediately after the sale, the Company sold the Donohue stock and notes for cash. After-tax proceeds were approximately $331 million. QUNO has been accounted for as a discontinued operation in the Company's consolidated financial statements.

 ................................................................................
RESULTS OF OPERATIONS
 ................................................................................

The Company's fiscal year ends on the last Sunday in December. Fiscal years 1997 and 1996 comprised 52 weeks. Fiscal year 1995 comprised 53 weeks. The effect of the additional week in 1995 on the comparisons of the financial statements taken as a whole is generally not significant.

ACQUISITIONS AND INVESTMENTS

The Company completed several acquisitions in 1997, including Renaissance Communications Corp. in March, Shortland Publications Limited in September and approximately 80% of Landoll, Inc. in December. In 1996, the Company acquired television station KHTV-Houston in January, Educational Publishing Corporation and NTC Publishing Group in March, and television station KSWB-San Diego in April. In 1995, the Company purchased Everyday Learning Corporation in August. The results of these businesses have been included in the consolidated financial statements since their respective dates of acquisition.

    The Company has also made equity investments in several businesses including The WB Television Network ("The WB Network") in 1997, The WB Network and Digital City in 1996 and The WB Network, Qwest Broadcasting and Interealty in 1995. The Company's share of these companies' results of operations has been included in the consolidated financial statements since their respective investment dates.

    In 1997, the Company began reporting separately equity earnings and losses. These amounts are shown as net loss on equity investments in the consolidated statements of income and were previously included in operating profit. Prior years' equity results have been reclassified to conform to the current presentation. The reclassification had no effect on net income or earnings per share.

NON-RECURRING ITEMS

In 1997, the Company sold a portion of its investment portfolio and wrote down certain investments. These sales of investments, net of write-downs, resulted in a pretax gain of $112 million and increased diluted earnings per share by $.51. These non-recurring items are summarized as follows:

                                                    Shares                        Pretax          Diluted
1997 (in millions, except per share data)            Sold        Proceeds       Gain (Loss)         EPS
=========================================================================================================
Sales of stock
     America Online                                   2.6          $134             $131           $.60
     CheckFree                                        2.2            46               35            .16
     Open Market                                      1.0            14               11            .05
     Gemstar International                             .7            17               10            .05
The Learning Company
     Sale of convertible notes                                      123                7            .03
     Write-down of stock                                              -              (77)          (.35)
Other sales of investments, net of write-downs                        9               (5)          (.03)
---------------------------------------------------------------------------------------------------------
Sales of investments, net of write-downs                           $343             $112           $.51
---------------------------------------------------------------------------------------------------------

     In March 1997, the Company sold its Farm Journal subsidiary for approximately $17 million in cash. The Company had acquired Farm Journal in 1994 for approximately $17 million. In June 1997, the Company completed the sale of a building in Fort Lauderdale, which is approximately 35% occupied by the Company's Sun-Sentinel newspaper subsidiary. The Company received proceeds of approximately $43 million and deferred, under sale and leaseback accounting rules, the pretax gain of approximately $11 million, which will be amortized over the Sun-Sentinel's 14 year lease term.

     In December 1996, the Company recorded non-recurring equity income of $10 million, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station. This income increased diluted earnings per share by $.04.

     In 1995, the Company sold .8 million shares of its America Online investment in March, its Compton's NewMedia subsidiary in December and its Times Advocate subsidiary in July. In the aggregate, these sales resulted in a pretax gain of $14.7 million and increased diluted earnings per share by $.06. They are summarized in the table below:

                                                                         Pretax         Diluted
1995 (in millions, except per share data)              Proceeds        Gain (Loss)        EPS
===============================================================================================
America Online stock sale                                 $17              $15            $.06
Sale of subsidiaries
     Compton's NewMedia                                   n/a                7             .03
     Times Advocate                                        16               (7)           (.03)
-----------------------------------------------------------------------------------------------
Sales of investment and subsidiaries                      $33              $15            $.06
-----------------------------------------------------------------------------------------------

     The Company sold Compton's NewMedia to The Learning Company in December 1995 for $123.5 million of The Learning Company common stock. In connection with the Compton's sale, the Company also invested $150 million in The Learning Company in exchange for five-year, 5.5% notes, convertible into common stock at $53 per share. The notes were recorded at $100 million, representing their estimated fair value at the time of the transaction. Until the sale of the notes in December 1997, the $50 million difference between fair value and face value was being amortized into interest income over the five-year term of the notes, with an effective interest rate of 15.5%.

CONSOLIDATED

The Company's consolidated financial results for 1997, 1996 and 1995 were as follows:

                                                                                           CHANGE
                                                                                      ------------------
(In millions, except per share data)               1997        1996       1995         97-96       96-95
========================================================================================================
Operating revenues                               $2,720      $2,405     $2,244        +  13%      +   7%
Operating profit                                    642         503        418        +  28%      +  20%
Net loss on equity investments                      (35)        (13)       (13)       + 161%      +   1%
Sales of investments and subsidiaries,
     net of write-downs                             112           -         15            *           *
Income
     Continuing operations
        Before non-recurring items                  325         277        237        +  17%      +  17%
        Non-recurring items                          69           6          8            *           *
        Total                                       394         283        245        +  39%      +  15%
     Discontinued operations                          -          89         33            *       + 173%
     Net income                                     394         372        278        +   6%      +  34%
Diluted earnings per share
     Continuing operations
        Before non-recurring items                 2.30        1.94       1.55        +  19%      +  25%
        Non-recurring items                         .51         .04        .06            *           *
        Total                                      2.81        1.98       1.61        +  42%      +  23%
     Discontinued operations                          -         .66        .23            *       + 187%
     Net income                                    2.81        2.64       1.84        +   6%      +  43%
--------------------------------------------------------------------------------------------------------
* Not meaningful

EARNINGS PER SHARE -- Diluted earnings per share from continuing operations in 1997 was $2.30, up 19% from $1.94 in 1996, excluding non-recurring items. The improvement was primarily due to gains in broadcasting and entertainment and publishing, partially offset by higher net interest expense. Diluted earnings per share from continuing operations in 1996 was $1.94, up 25% from $1.55 in 1995, excluding non-recurring items. The improvement was mainly due to solid gains in all three business segments. In the aggregate, non-recurring items increased diluted earnings per share from continuing operations by $.51 in 1997, $.04 in 1996 and $.06 in 1995. Average common shares outstanding were flat in 1997 and decreased 5% in 1996.

OPERATING PROFIT AND REVENUES -- Consolidated operating revenues, EBITDA and operating profit by business segment were as follows:

                                                                                      CHANGE
                                                                                 ----------------
(In millions)                                     1997      1996      1995        97-96     96-95
=================================================================================================
Operating revenues
     Publishing                                 $1,437    $1,336    $1,312       +   7%    +   2%
     Broadcasting and Entertainment              1,057       877       829       +  21%    +   6%
     Education                                     226       192       103       +  17%    +  87%
-------------------------------------------------------------------------------------------------
Total operating revenues                        $2,720    $2,405    $2,244       +  13%    +   7%
-------------------------------------------------------------------------------------------------
EBITDA (1)
     Publishing                                 $  430    $  372    $  346       +  15%    +   8%
     Broadcasting and Entertainment                363       249       209       +  46%    +  19%
     Education                                      54        54        13       +   1%    + 308%
     Corporate expenses                            (32)      (29)      (29)      -  12%    +   1%
-------------------------------------------------------------------------------------------------
Total EBITDA                                    $  815    $  646    $  539       +  26%    +  20%
-------------------------------------------------------------------------------------------------
Operating profit
     Publishing                                 $  354    $  291    $  272       +  22%    +   7%
     Broadcasting and Entertainment                286       204       171       +  40%    +  19%
     Education                                      36        39         5       -   9%    + 757%
     Corporate expenses                            (34)      (31)      (30)      -  11%    -   3%
-------------------------------------------------------------------------------------------------
Total operating profit                          $  642    $  503    $  418       +  28%    +  20%
-------------------------------------------------------------------------------------------------

(1) EBITDA is defined as earnings before interest, taxes, depreciation, amortization, equity results and non-recurring items. The Company has presented EBITDA because it is comparable to the data provided by other companies in the industry and is a common alternative measure of performance. EBITDA does not represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

     Consolidated 1997 operating revenues were up 13%, or $315 million, from 1996; and 1996 revenues were up 7%, or $161 million, from 1995, with all three segments reporting improvements in both years.

[Introductory language appearing in large bold face type reads as follows:]

CONSOLIDATED OPERATING PROFIT ROSE TO A RECORD $642 MILLION IN 1997, THE SEVENTH CONSECUTIVE YEAR OF GROWTH.

     Consolidated operating profit increased 28%, or $139 million, in 1997 due to increases in broadcasting and entertainment and publishing. Broadcasting and entertainment operating profit was up 40% as a result of significant growth in television due to the March acquisition of Renaissance Communications and improvements at existing stations. Publishing operating profit was up 22% primarily due to higher advertising revenues and lower newsprint expense. Education operating profit decreased 9% due to lower sales at Educational Publishing Corporation's Creative Publications division, partially offset by improvements at the other education companies. Consolidated operating profit increased 20%, or $85 million, in 1996 due to gains in all three business segments. Publishing was up 7% due primarily to lower newsprint costs, broadcasting and entertainment was up 19% mainly due to a full season of baseball which benefited both television and the Chicago Cubs, and education was up $34 million due to the 1996 acquisitions. Consolidated 1997 EBITDA was up 26%, or $169 million, and 1996 EBITDA was up 20%, or $107 million, with all three segments reporting gains in both years.

OPERATING EXPENSES -- Consolidated operating expenses were as follows:

                                                                                          CHANGE
                                                                                     ----------------
(In millions)                                      1997        1996         1995      97-96     96-95
=====================================================================================================
Cost of sales                                    $1,255      $1,195       $1,177     +   5%    +   1%
Selling, general and administrative                 650         564          528     +  15%    +   7%
Depreciation and amortization
  of intangible assets                              173         143          121     +  21%    +  18%
-----------------------------------------------------------------------------------------------------
Total operating expenses                         $2,078      $1,902       $1,826     +   9%    +   4%
-----------------------------------------------------------------------------------------------------

     Cost of sales increased 5%, or $60 million, in 1997 due to the 1996 and 1997 acquisitions. Excluding the acquisitions and dispositions ("on a comparable basis"), cost of sales increased 1%, or $14 million, due to higher compensation costs, increased newspaper manufacturing and distribution costs (including increased costs for supplies, outside services and delivery of other products) and increased expenses for development activities, partially offset by lower newsprint and ink expense and reduced broadcast rights amortization. Compensation costs increased 8%, or $29 million, and newspaper manufacturing and distribution costs were up 10%, or $16 million. Newsprint and ink expense decreased 10%, or $25 million, as average newsprint transaction prices declined 15% while consumption increased 5%. Broadcast rights amortization decreased 6%, or $15 million.

     Cost of sales increased 1%, or $18 million, in 1996. On a comparable basis, cost of sales decreased 1%, or $16 million. Lower newsprint and ink expense and lower programming costs from the cancellation of "Charles Perez" and "The Road" were partially offset by increased expenses for development activities. Newsprint and ink expense decreased 6%, or $15 million, as average newsprint transaction prices decreased 1% while consumption declined 7%. Entertainment programming costs were down $17 million in 1996.

     Selling, general and administrative ("SG&A") expense increased 15%, or $86 million, in 1997 partially due to the 1996 and 1997 acquisitions. On a comparable basis, SG&A expense increased 10%, or $49 million, in 1997 primarily due to higher compensation expense of 15%, or $35 million, increased promotion expenses at the Company's newspapers and higher expenses for development activities.

     SG&A expense increased 7%, or $36 million, in 1996 mainly due to the acquisitions. On a comparable basis, SG&A expense increased 3%, or $15 million, in 1996 primarily due to higher expenses for development activities of $5 million and increased expenses in education in support of revenue growth.

     The increase in depreciation and amortization of intangible assets in both 1997 and 1996 was principally due to acquisitions and capital expenditures.

PUBLISHING

OPERATING PROFIT AND REVENUES -- The following tables and discussion exclude Times Advocate Company, which was sold in July 1995. The following table presents publishing operating revenues, EBITDA and operating profit for daily newspapers and other publications/services/development. The latter category includes syndication of editorial products, advertising placement services, niche publications, direct mail operations and Internet/electronic products.

                                                                                                 CHANGE
                                                                                            ----------------
(In millions)                                              1997        1996        1995      97-96     96-95
============================================================================================================
Operating revenues
     Daily newspapers                                    $1,359      $1,266      $1,238     +   7%    +   2%
     Other publications/services/development                 78          70          66     +  11%    +   6%
------------------------------------------------------------------------------------------------------------
Total operating revenues                                 $1,437      $1,336      $1,304     +   7%    +   2%
------------------------------------------------------------------------------------------------------------
EBITDA
     Daily newspapers                                    $  435      $  383      $  350     +  13%    +  10%
     Other publications/services/development                 (5)        (11)         (3)    +  55%    - 219%
------------------------------------------------------------------------------------------------------------
Total EBITDA                                             $  430      $  372      $  347     +  15%    +   7%
------------------------------------------------------------------------------------------------------------
Operating profit
     Daily newspapers                                    $  367      $  310      $  281     +  19%    +  10%
     Other publications/services/development                (13)        (19)         (7)    +  29%    - 143%
------------------------------------------------------------------------------------------------------------
Total operating profit                                   $  354      $  291      $  274     +  22%    +   6%
------------------------------------------------------------------------------------------------------------

     Publishing operating revenues increased 7%, or $101 million, in 1997 due principally to higher advertising revenues of 8%, or $85 million. Publishing operating revenues increased 2%, or $32 million, in 1996 due principally to higher advertising revenues of 3%, or $27 million.

     Operating profit increased 22%, or $63 million, in 1997 as all four newspapers reported higher advertising revenues and newsprint and ink expense decreased 10%, or $25 million. Operating profit increased 6%, or $17 million, in 1996 due to a 10% increase at the four daily newspapers, partially offset by increased spending for the development of Internet and other online-related businesses. The daily newspapers benefited from a 6%, or $15 million, decrease in newsprint and ink expense and higher revenues.

     Daily newspaper operating margins were 27.1% in 1997, compared to 24.5% in 1996 and 22.7% in 1995. The increase in 1997 was mainly due to increased advertising revenues and lower newsprint costs, while the increase in 1996 was primarily due to lower newsprint costs.

     Total publishing operating revenues by classification were as follows:

                                                                                CHANGE
                                                                           ----------------
(In millions)                             1997        1996        1995      97-96     96-95
===========================================================================================
Advertising
     Retail                             $  455      $  433      $  447     +   5%    -   3%
     General                               150         141         130     +   6%    +   8%
     Classified                            511         457         427     +  12%    +   7%
-------------------------------------------------------------------------------------------
Total advertising                        1,116       1,031       1,004     +   8%    +   3%
Circulation                                250         252         249     -   1%    +   1%
Other                                       71          53          51     +  32%    +   3%
-------------------------------------------------------------------------------------------
Total operating revenues                $1,437      $1,336      $1,304     +   7%    +   2%
-------------------------------------------------------------------------------------------

[Introductory language appearing in large bold face type reads as follows:]

PUBLISHING REVENUES INCREASED PRIMARILY DUE TO HIGHER CLASSIFIED ADVERTISING AT ALL DAILY NEWSPAPERS.

     Advertising revenues were higher in 1997 due to both linage and rate increases. The increase in retail advertising revenues was primarily due to improvements in the movie and electronics categories in Chicago, and the department store and healthcare categories in Orlando and Fort Lauderdale. The increase in general advertising revenues was mainly due to growth in the resorts, transportation and hi-tech categories in Chicago and the telecommunications, movie and transportation categories in Fort Lauderdale. Classified advertising revenues were up mainly due to increases in help wanted advertising at all of the newspapers.

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

     Advertising linage for 1997, 1996 and 1995 was as follows:

                                                                               CHANGE
                                                                          -----------------
(Inches in thousands)                   1997         1996        1995      97-96      96-95
===========================================================================================
Full run
     Retail                            3,707        3,638       3,930     +   2%     -   7%
     General                             799          755         695     +   6%     +   9%
     Classified                        6,469        6,341       6,525     +   2%     -   3%
-------------------------------------------------------------------------------------------
Total full run                        10,975       10,734      11,150     +   2%     -   4%
Part run                              10,014        9,369       9,743     +   7%     -   4%
Preprint                               9,538        8,436       8,765     +  13%     -   4%
-------------------------------------------------------------------------------------------
Total inches                          30,527       28,539      29,658     +   7%     -   4%
-------------------------------------------------------------------------------------------

     Total advertising linage increased 7% in 1997 due to increases at all four of the newspapers. Full run retail advertising linage was up 2% due to increases at Orlando, Fort Lauderdale and Newport News. Full run general advertising linage increased 6% due to increases at all of the newspapers. Full run classified advertising linage increased 2% due to increases at Chicago and Newport News. Part run advertising linage increased 7% in 1997 mainly due to increased classified in Chicago. Preprint advertising linage increased 13% due to increases at all four newspapers.

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

     Circulation revenues decreased 1% in 1997 due primarily to lower copy sales. Circulation revenues increased 1% in 1996 primarily due to selective price increases. Total average daily circulation was down 2% in 1997 to 1,270,000 from 1,291,000 copies in 1996, and total average Sunday circulation was down 1% to 1,900,000 from 1,927,000 copies in 1996. Total average daily circulation was down 2% in 1996 to 1,291,000 from 1,316,000 copies in 1995, and total average Sunday circulation was down 2% to 1,927,000 from 1,970,000 copies in 1995.

     Other revenues are derived from advertising placement services; the syndication of columns, features, information and comics to newspapers; commercial printing operations; delivery of other publications; direct mail operations; revenues from Internet/electronic projects; and other publishing-related activities. Other revenues rose in 1997 primarily due to increased revenues from the delivery of other publications, higher commercial printing and direct mail revenues and increased revenues from Internet/electronic projects. The 1996 increase in other revenues was due primarily to higher advertising placement services.

OPERATING EXPENSES -- Publishing operating expenses increased 4%, or $37 million, in 1997. This growth was due to higher compensation expenses of 9%, or $33 million, higher newspaper manufacturing and distribution costs of $16 million, increased expenses for development activities of $11 million and higher promotion costs. These increases were partially offset by a decline in newsprint and ink expense of 10%, or $25 million, as average newsprint prices were down 15% while consumption increased 5%.

     Publishing operating expenses increased 1%, or $15 million, in 1996. This growth was due to a $16 million increase in costs associated with the development of Internet and other online-related businesses, an additional $5 million of depreciation and amortization expense at the daily newspapers and increased compensation of $4 million. These increases were partially offset by a decline in newsprint and ink expense of 6%, or $15 million, as average newsprint prices were down 1% while consumption declined 7%.

BROADCASTING AND ENTERTAINMENT

OPERATING PROFIT AND REVENUES -- The following table presents operating revenues, EBITDA and operating profit for television, radio and entertainment/ other. Entertainment/other includes Tribune Entertainment and the Chicago Cubs.

                                                                                CHANGE
                                                                           ----------------
(In millions)                               1997      1996      1995        97-96     96-95
===========================================================================================
Operating revenues
     Television                           $  861      $681      $630       +  27%    +   8%
     Radio                                    72        89        88       -  20%    +   1%
     Entertainment/other                     124       107       111       +  16%    -   4%
------------------------------------------------------------------------------------------
Total operating revenues                  $1,057      $877      $829       +  21%    +   6%
------------------------------------------------------------------------------------------
EBITDA
     Television                           $  336      $228      $214       +  48%    +   6%
     Radio                                    24        16        15       +  44%    +  11%
     Entertainment/other                       3         5       (20)      -  37%        *
-------------------------------------------------------------------------------------------
Total EBITDA                              $  363      $249      $209       +  46%    +  19%
-------------------------------------------------------------------------------------------
Operating profit
     Television                           $  268      $191      $185       +  40%    +   3%
     Radio                                    20        13        11       +  61%    +   8%
     Entertainment/other                      (2)        -       (25)      - 704%    +  99%
-------------------------------------------------------------------------------------------
Total operating profit                    $  286      $204      $171       +  40%    +  19%
-------------------------------------------------------------------------------------------
* Not meaningful

[Introductory language appearing in large bold face type reads as follows:]

BROADCASTING & ENTERTAINMENT REVENUES PASSED THE BILLION DOLLAR MARK IN 1997.

     Broadcasting and entertainment revenues increased 21%, or $180 million, in 1997 due mainly to increases in television. Television revenues were up 27%, or $180 million, due largely to the acquisition of the six Renaissance stations in March 1997. Excluding Renaissance, television revenues were up 4%. Radio revenues decreased 20% mainly due to the sale of Farm Journal in March 1997 and the management agreement which transferred station operations of WQCD to Emmis Broadcasting in July 1997. Excluding Farm Journal and WQCD, radio revenues increased 2%. Entertainment/other increased due to higher Cubs revenues and more programs in syndication at Tribune Entertainment.

     Broadcasting and entertainment revenues increased 6%, or $48 million, in 1996 due mainly to increases in television. Television revenues increased 8%, or $51 million, due primarily to the acquisition of stations KHTV-Houston and KSWB-San Diego and to improvements at WPIX-New York, WGN-Chicago and KWGN-Denver. Excluding KHTV-Houston and KSWB-San Diego, television revenues were up 3%, or $19 million, in 1996. Entertainment/other revenues decreased 4% due to lower Tribune Entertainment revenues as a result of the cancellation of "Charles Perez" and "The

Road," partially offset by higher Cubs revenues due to a full season of baseball. A baseball strike shortened the 1995 season by 18 games and continued to impact attendance throughout the season.

     Broadcasting and entertainment operating profit was a record $286 million, up 40% in 1997 due primarily to increases in television. Television operating profit increased 40%, or $77 million, mainly from the acquisition of Renaissance and gains at KTLA-Los Angeles, WGN-Chicago and WPIX-New York. Excluding Renaissance, television operating profit was up 14%. Radio operating profit increased 61%, or $7 million, due to gains at all of the radio stations.

     Operating profit was up 19% in 1996 to $204 million. The increase was due primarily to improvements at the Chicago Cubs, Tribune Entertainment and in television. The Chicago Cubs benefited from a full season of baseball in 1996, and Tribune Entertainment improved due to the cancellation of the "Charles Perez" syndicated program. Television operating profit increased 3%, or $6 million, due primarily to the acquisition of stations KHTV-Houston and KSWB-San Diego and improvements at WGN-Chicago and WPIX-New York. Excluding the acquisitions, television operating profit was up 1%.

OPERATING EXPENSES -- Broadcasting and entertainment operating expenses increased 15%, or $98 million, in 1997 primarily due to the acquisition of Renaissance. Excluding Renaissance, KSWB-San Diego, Farm Journal and WQCD, broadcasting and entertainment operating expenses increased 2%, or $12 million, due to higher compensation expense of 11%, or $22 million, partially offset by lower broadcast rights amortization. The increase in compensation expense was partially due to higher player salaries at the Cubs. Broadcast rights amortization decreased $15 million, primarily due to lower amortization for syndicated and feature programming and lower sports rights at KTLA-Los Angeles.

     Broadcasting and entertainment operating expenses increased 2%, or $16 million, in 1996 due primarily to the acquisition of television stations KHTV-Houston and KSWB-San Diego. Excluding the acquisitions, operating expenses were down 2%, or $13 million, due to lower expenses at Tribune Entertainment from the cancellation of "Charles Perez" and "The Road," offset partially by a $3 million increase in television broadcast rights amortization.

EDUCATION

OPERATING PROFIT AND REVENUES -- The following table and discussion excludes Compton's NewMedia, which was sold in December 1995. Operating revenues, EBITDA and operating profit for the education segment were as follows:

                                                                 CHANGE
                                                            ----------------
(In millions)               1997       1996       1995       97-96     96-95
============================================================================
Operating revenues          $226       $192        $77      +  17%    + 151%
EBITDA                        54         54         22      +   1%    + 149%
Operating profit              36         39         17      -   9%    + 136%
----------------------------------------------------------------------------

[Introductory language appearing in large bold face type reads as follows:]

EDUCATION REVENUE GROWTH REFLECTS MOMENTUM OF EXISTING BUSINESSES.

     Education revenues are derived primarily from publishing supplemental and curriculum education materials and adult education and trade books. Education operating revenues in 1997 were up 17% to $226 million due primarily to improvements at all of the education businesses except Educational Publishing Corporation's Creative Publications division. Education operating revenues in 1996 were up 151% to $192 million primarily due to the acquisitions of Everyday Learning, Educational Publishing and NTC Publishing and growth in the existing business units. Excluding the acquisitions and Compton's, revenues were up 9%, or $6 million, in 1996.

     Education operating profit was $36 million in 1997, down $3 million from 1996. The decline in operating profit was due to lower sales at Creative Publications, which more than offset improvements at the other education companies. Education operating profit was $39 million in 1996, up $22 million from 1995. The improvement was due to the acquisitions of Everyday Learning, Educational Publishing and NTC Publishing.

OPERATING EXPENSES -- Education operating expenses were up 24%, or $37 million, in 1997 primarily due to the 1996 and 1997 acquisitions. Excluding acquisitions, operating expenses were up 13%, or $11 million, as a result of higher compensation expense and increased cost of sales expense at Everyday Learning due to increased sales. Education expenses were up 155%, or $93 million, in 1996 primarily due to the acquisitions. Excluding the acquisitions of Everyday Learning, Educational Publishing and NTC Publishing, operating expenses were up 13%, or $8 million, as a result of higher sales and expenses for a new warehouse/distribution facility at The Wright Group.

EQUITY RESULTS
                                                                   CHANGE
                                                              ---------------
(In millions)                         1997    1996    1995     97-96    96-95
=============================================================================
Net loss on equity investments        $(35)   $(13)   $(13)   + 161%    +  1%
-----------------------------------------------------------------------------

Net loss on equity investments increased 161% to $35 million in 1997, largely due to increased losses from The WB Network. The Company increased its ownership interest in The WB Network from 13% to 22% in 1997. In addition, 1996 included non-recurring income of $10 million, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station. Net loss on equity investments increased 1% in 1996, primarily due to increased losses from The WB Network, partially offset by the non-recurring Qwest gain.

INTEREST INCOME AND EXPENSE
                                                                  CHANGE
                                                             ----------------
(In millions)                  1997     1996     1995         97-96     96-95
=============================================================================
Interest income                $ 26     $ 32     $ 14        -  18%    + 122%
Interest expense                (86)     (48)     (21)       +  81%    + 119%
-----------------------------------------------------------------------------
Net interest expense           $(60)    $(16)    $ (7)       + 284%    + 113%
-----------------------------------------------------------------------------

Interest income consists primarily of interest on The Learning Company convertible debentures (sold in December 1997), the Qwest Broadcasting convertible debentures, a mortgage note receivable from a real estate affiliate (repaid in October 1996) and short-term marketable securities. Interest income decreased 18% in 1997 primarily due to the repayment of the mortgage note receivable in 1996. Interest income increased 122% in 1996 mainly due to the addition of The Learning Company convertible debentures at the end of 1995. Interest expense increased 81% in 1997 and 119% in 1996 mainly due to higher average debt levels resulting from acquisitions and stock repurchases. Average debt levels increased $622 million in 1997 to $1.5 billion and increased $412 million in 1996 to $913 million. Outstanding debt increased to $1.6 billion at year-end 1997 from $1.0 billion at year-end 1996 and $786 million at year-end 1995.

 ................................................................................
LIQUIDITY AND CAPITAL RESOURCES
 ................................................................................

Cash flow generated from operations is the Company's primary source of liquidity. Net cash provided by operations was $384 million in 1997 and $337 million in 1996. The increase was mainly due to higher net income from continuing operations. The Company normally expects to fund dividends, capital expenditures and other operating requirements with net cash provided by operations. Funding required for share repurchases and acquisitions is financed by available cash flow from operations and, if necessary, by the issuance of debt.

     Net cash used for investments totaled $982 million in 1997 compared to $146 million in 1996. In 1997, the Company spent approximately $1.2 billion for acquisitions, including Renaissance Communications Corp., Shortland Publications Limited and Landoll, Inc. and $48 million for investments. Capital spending totaled $104 million in 1997. Proceeds of $402 million from the sale of investments, Farm Journal and a building in Fort Lauderdale partially offset these cash outflows.

     Net cash provided from financing activities was $391 million in 1997 compared to $61 million in 1996. Proceeds from the issuance of long-term debt and the sale of stock to employees were partially offset by purchases of treasury stock, dividends and repayments of long-term debt. In 1997, the Company issued $150 million of medium-term notes with an average interest rate of 6.5% and repurchased 2.8 million shares of its common stock for $140 million. At December 28, 1997, the Company had authorization to acquire an additional 7.2 million shares. Dividends on common and preferred shares were $97 million in 1997. Dividends on common stock increased 7% in 1997 to $.64 per share.

     At December 28, 1997, the Company had commercial paper outstanding of $476 million with a weighted average interest rate of 5.9%. The Company has revolving credit agreements with banks in the aggregate amount of $1.2 billion that extend to December 31, 2001. These agreements are fully available to support the issuance of commercial paper. The Company's cash and short-term investments balance at December 28, 1997 was $67 million.

     Capital spending for 1998 is expected to total approximately $125 to $150 million for a variety of normal replacement projects, as well as for press enhancements and editorial and pagination systems at the newspapers and the purchase of digital equipment at the television stations.

     The Company is addressing the impact of Year 2000 issues on the operational and financial reporting systems of the Company. Management believes the cost of addressing these issues will not have a material effect on the financial position or the results of operations of the Company.

                                                Tribune Company and Subsidiaries

 ................................................................................
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
 ................................................................................

FINANCIAL STATEMENTS
Management is responsible for the preparation, integrity and fair presentation of the Company's consolidated financial statements and related financial information included in this annual report to shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts that are based on management's best estimates and judgments.
     The consolidated financial statements were audited by Price Waterhouse LLP, independent accountants, and their report is shown below. Price Waterhouse LLP was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent accountants during their audits were valid and appropriate.

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

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TRIBUNE COMPANY
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries at December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP
------------------------
Chicago, Illinois
February 10, 1998

                                                                                          Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per share data)              Year Ended     Dec. 28, 1997   Dec. 29, 1996   Dec. 31, 1995
==========================================================================================================================
OPERATING          Publishing
REVENUES                Advertising                                             $1,115,538      $1,031,026      $1,010,782
                        Circulation                                                250,558         252,263         249,860
                        Other                                                       70,622          53,350          52,125
                   -------------------------------------------------------------------------------------------------------
                        Total                                                    1,436,718       1,336,639       1,312,767
                   Broadcasting and Entertainment                                1,057,529         876,750         828,806
                   Education                                                       225,533         192,316         103,101
                   -------------------------------------------------------------------------------------------------------
                   Total operating revenues                                      2,719,780       2,405,705       2,244,674
--------------------------------------------------------------------------------------------------------------------------
OPERATING          Cost of sales (exclusive of items shown below)                1,254,981       1,195,161       1,177,507
EXPENSES           Selling, general and administrative                             650,255         564,294         527,761
                   Depreciation and amortization of intangible assets              172,513         142,893         120,986
                   -------------------------------------------------------------------------------------------------------
                   Total operating expenses                                      2,077,749       1,902,348       1,826,254
--------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                   642,031         503,357         418,420
Net loss on equity investments                                                     (34,696)        (13,281)        (13,209)
Sales of investments and subsidiaries, net of write-downs                          111,824               -          14,672
Interest income                                                                     26,343          32,116          14,465
Interest expense                                                                   (86,502)        (47,779)        (21,814)
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                              659,000         474,413         412,534
Income taxes                                                                      (265,375)       (191,663)       (167,076)
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                  393,625         282,750         245,458
DISCONTINUED OPERATIONS OF QUNO, NET OF TAX                                              -          89,317          32,707
--------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                         393,625         372,067         278,165
Preferred dividends, net of tax                                                    (18,798)        (18,786)        (18,841)
--------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES                                        $  374,827      $  353,281      $  259,324
--------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE

Basic:             Continuing operations                                        $     3.05      $     2.15      $     1.75
                   Discontinued operations                                               -             .73             .25
                   -------------------------------------------------------------------------------------------------------
                   Net income                                                   $     3.05      $     2.88      $     2.00
                   -------------------------------------------------------------------------------------------------------
Diluted:           Continuing operations                                        $     2.81      $     1.98      $     1.61
                   Discontinued operations                                               -             .66             .23
                   -------------------------------------------------------------------------------------------------------
                   Net income                                                   $     2.81      $     2.64      $     1.84
--------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS

ASSETS           (In thousands of dollars, except share data)                       Dec. 28, 1997    Dec. 29, 1996
==================================================================================================================
CURRENT ASSETS   Cash and short-term investments                                       $   66,618       $  274,170
                 Accounts receivable (less allowances of $43,205 and $34,406)             442,332          350,773
                 Inventories                                                               99,491           80,525
                 Broadcast rights                                                         190,339          154,904
                 Prepaid expenses and other                                                48,969           26,349
                 -------------------------------------------------------------------------------------------------
                 Total current assets                                                     847,749          886,721
------------------------------------------------------------------------------------------------------------------
PROPERTIES       Machinery, equipment and furniture                                     1,061,208          965,739
                 Buildings and leasehold improvements                                     382,820          377,682
                 -------------------------------------------------------------------------------------------------
                                                                                        1,444,028        1,343,421
                 Accumulated depreciation                                                (900,450)        (813,501)
                 -------------------------------------------------------------------------------------------------
                                                                                          543,578          529,920
                 Land                                                                      54,731           56,951
                 Construction in progress                                                  52,138           55,837
                 -------------------------------------------------------------------------------------------------
                 Net properties                                                           650,447          642,708
------------------------------------------------------------------------------------------------------------------
OTHER ASSETS     Broadcast rights                                                         162,096          173,552
                 Intangible assets (less accumulated amortization of $294,179
                   and $232,557)                                                        2,503,069        1,251,470
                 Investments                                                              481,544          629,129
                 Other                                                                    132,649          117,320
                 -------------------------------------------------------------------------------------------------
                 Total other assets                                                     3,279,358        2,171,471
                 -------------------------------------------------------------------------------------------------
                 Total assets                                                          $4,777,554       $3,700,900
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                  Tribune Company and Subsidiaries


LIABILITIES AND SHAREHOLDERS' EQUITY                                                Dec. 28, 1997    Dec. 29, 1996
==================================================================================================================
CURRENT          Long-term debt due within one year                                    $   33,348       $   31,073
LIABILITIES      Accounts payable                                                         138,897          119,605
                 Employee compensation and benefits                                       122,007           98,331
                 Contracts payable for broadcast rights                                   210,565          178,589
                 Deferred income                                                           53,065           51,591
                 Income taxes                                                              31,367           83,467
                 Accrued liabilities                                                      116,971          110,445
                 -------------------------------------------------------------------------------------------------
                 Total current liabilities                                                706,220          673,101
------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT   (less portions due within one year)                                    1,521,453          979,754
------------------------------------------------------------------------------------------------------------------
OTHER            Deferred income taxes                                                    363,186          189,673
NON-CURRENT      Contracts payable for broadcast rights                                   230,832          209,754
LIABILITIES      Compensation and other obligations                                       129,859          109,112
                 -------------------------------------------------------------------------------------------------
                 Total other non-current liabilities                                      723,877          508,539
------------------------------------------------------------------------------------------------------------------
COMMITMENTS      (see Note 12)                                                                  -                -
------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'    Series B convertible preferred stock (without par value)
EQUITY               Authorized: 1,600,000 shares
                     Issued and outstanding: 1,386,572 shares in 1997 and
                        1,425,842 shares in 1996 (liquidation value $220 per share)       303,864          312,470
                 Common stock (without par value)
                     Authorized: 400,000,000 shares; 163,543,316 shares issued              1,018            1,018
                 Additional paid-in capital                                               201,401          149,861
                 Retained earnings                                                      2,506,292        2,210,024
                 Treasury stock (at cost)
                     41,012,883 shares in 1997 and 40,598,300 shares in 1996           (1,159,832)      (1,034,012)
                 Unearned compensation related to ESOP                                   (188,380)        (218,668)
                 Unrealized gain on investments                                           161,641          118,813
                 -------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                             1,826,004        1,539,506
                 -------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                            $4,777,554       $3,700,900
------------------------------------------------------------------------------------------------------------------



                                                                                                  Tribune Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)                                                            Dec. 28, 1997   Dec. 29, 1996   Dec. 31, 1995
==================================================================================================================================
OPERATIONS    Net income                                                               $   393,625       $ 372,067       $ 278,165
              Adjustments to reconcile net income to net cash
                provided by operations:
                     Discontinued operations of QUNO, net of tax                                 -         (89,317)        (32,707)
                     Gain on sales of investments and subsidiaries, net of write-downs    (111,824)              -         (14,672)
                     Depreciation and amortization of intangible assets                    172,513         142,893         120,986
                     Deferred income taxes                                                 (13,959)        (24,503)           (883)
                     Net loss on equity investments                                         34,696          13,281          13,209
                      (Increase) decrease in working capital items
                        excluding effects from acquisitions:
                          Accounts receivable                                              (43,957)        (34,917)         20,455
                          Inventories, prepaid expenses and other current assets            (3,671)        (12,920)        (15,585)
                          Accounts payable, employee compensation and
                            benefits, deferred income and accrued liabilities               36,322           3,653          10,678
                          Income taxes                                                     (46,356)        (20,298)        (13,939)
                     Change in broadcast rights, net of liabilities                        (11,862)          7,554          20,998
                     Other, net                                                            (21,449)        (20,973)          6,962
              --------------------------------------------------------------------------------------------------------------------
              Net cash provided by operations                                              384,078         336,520         393,667
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS   Capital expenditures                                                        (103,845)        (93,324)       (117,863)
              Acquisitions                                                              (1,239,612)       (501,375)        (39,817)
              Investments                                                                  (48,342)        (72,127)       (271,939)
              Proceeds from sale of QUNO                                                         -         426,828               -
              Proceeds from mortgage note receivable from affiliate                              -          83,313               -
              Proceeds from sales of investments and subsidiary stock                      402,473               -          32,729
              Other, net                                                                     7,008          10,851           4,291
              --------------------------------------------------------------------------------------------------------------------
              Net cash used for investments                                               (982,318)       (145,834)       (392,599)
----------------------------------------------------------------------------------------------------------------------------------
FINANCING     Proceeds from issuance of long-term debt                                     626,375         470,000         383,876
              Repayments of long-term debt                                                 (55,437)       (219,803)        (12,826)
              Sale of common stock to employees, net                                        57,145          51,256          40,794
              Purchase of treasury stock                                                  (140,038)       (148,445)       (314,667)
              Dividends                                                                    (97,357)        (92,423)        (91,202)
              Redemption of preferred stock                                                      -               -          (5,968)
              --------------------------------------------------------------------------------------------------------------------
              Net cash provided by financing                                               390,688          60,585               7
----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                                (207,552)        251,271           1,075
              Cash and short-term investments at the beginning of year                     274,170          22,899          21,824
              --------------------------------------------------------------------------------------------------------------------
              Cash and short-term investments at the end of year                       $    66,618       $ 274,170       $  22,899
----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL  Cash paid for:
CASH FLOW          Interest (net of amounts capitalized)                               $    84,456       $  44,324       $  20,646
INFORMATION        Income taxes                                                        $   285,656       $ 206,371       $ 165,675
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                       54

                                                                                                    Tribune Company and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            Common
                              Series B   Stock and               Treasury Stock
                           Convertible  Additional              -----------------     Unearned   Cumulative   Unrealized
(In thousands,               Preferred     Paid-In   Retained              Amount Compensation  Translation      Gain on
except per share data)           Stock  Capital (1)  Earnings   Shares  - at cost       (ESOP)   Adjustment  Investments      Total
===================================================================================================================================
BALANCE AT DECEMBER 25, 1994  $329,286    $113,642 $1,743,417  (30,140)$  (636,561)   $(274,101)   $(20,675)    $ 77,972 $1,332,980
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            278,165                                                               278,165
Translation adjustment                                                                                1,487                   1,487
Change in unrealized gain                                                                                        111,500    111,500
Redemptions of convertible
    preferred stock             (6,746)        171                  28         607                                           (5,968)
Dividends declared
    Common-$.56/share                                 (72,524)                                                              (72,524)
    Preferred-$17.05/share                            (25,094)                                                              (25,094)
Tax benefit on dividends
    paid to the ESOP (2)                                6,416                                                                 6,416
Repayment of ESOP debt                                                                   26,820                              26,820
Purchase of treasury stock                                     (10,378)   (314,667)                                        (314,667)
Shares issued under option
    and stock plans                         14,001               3,936      86,018                                          100,019
Stock tendered as payment
    for options exercised                                       (1,886)    (59,225)                                         (59,225)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995   322,540     127,814  1,930,380  (38,440)   (923,828)    (247,281)    (19,188)     189,472  1,379,909
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            372,067                                                               372,067
Translation adjustment (3)                                                                           19,188                  19,188
Change in unrealized gain                                                                                        (70,659)   (70,659)
Redemptions of convertible
    preferred stock            (10,070)      1,120                 368       8,950                                                -
Dividends declared
    Common-$.60/share                                 (73,742)                                                              (73,742)
    Preferred-$17.05/share                            (24,311)                                                              (24,311)
Tax benefit on dividends
    paid to the ESOP (2)                                5,630                                                                 5,630
Repayment of ESOP debt                                                                   28,613                              28,613
Purchase of treasury stock                                      (4,531)   (148,445)                                        (148,445)
Shares issued under option
    and stock plans                         21,945               3,410      82,243                                          104,188
Stock tendered as payment
    for options exercised                                       (1,405)    (52,932)                                         (52,932)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 29, 1996   312,470     150,879  2,210,024  (40,598) (1,034,012)    (218,668)          -      118,813  1,539,506
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            393,625                                                               393,625
Change in unrealized gain                                                                                         42,828     42,828
Redemptions of convertible
    preferred stock             (8,606)        535                 314       8,071                                                -
Dividends declared
    Common-$.64/share                                 (78,646)                                                              (78,646)
    Preferred-$17.05/share                            (23,641)                                                              (23,641)
Tax benefit on dividends
    paid to the ESOP (2)                                4,930                                                                 4,930
Repayment of ESOP debt                                                                   30,288                              30,288
Purchase of treasury stock                                      (2,842)   (140,038)                                        (140,038)
Shares issued under option
    and stock plans                         51,005               3,805      91,221                                          142,226
Stock tendered as payment
    for options exercised                                       (1,692)    (85,074)                                         (85,074)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1997  $303,864    $202,419 $2,506,292  (41,013)$(1,159,832)   $(188,380)          -     $161,641 $1,826,004
-----------------------------------------------------------------------------------------------------------------------------------

(1) Issued shares of common stock totaled 163,543,316 for all dates presented.
(2) Excludes the tax benefit on allocated preferred shares held by the ESOP, which is credited to income tax expense.
(3) Represents the write-off of the cumulative translation adjustment as a result of the sale of QUNO in 1996.

See Notes to Consolidated Financial Statements.

                                                Tribune Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant accounting policies of Tribune Company and subsidiaries (the "Company"), as summarized below, conform with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Certain prior year amounts have been reclassified to conform with the 1997 presentation. All share and per share data have been restated to reflect a two-for-one common stock split effective January 15, 1997.

 ................................................................................
NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 ................................................................................

FISCAL YEAR -- The Company's fiscal year ends on the last Sunday in December. Fiscal years 1997 and 1996 comprised 52 weeks. Fiscal year 1995 comprised 53 weeks.

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

INTANGIBLE ASSETS -- Intangible assets primarily represent the excess of cost over the fair market value of tangible net assets acquired. The excess cost related to net assets acquired since 1971 is being amortized on a straight-line basis over various periods. These periods range from 5 to 40 years for goodwill (with the majority being amortized over 40 years), 40 years for Federal Communication Commission ("FCC") licenses, and from 5 to 40 years for other intangible assets. Intangible assets of $23.5 million related to pre-1971 acquisitions are not being amortized as the Company believes there has been no diminution of value. The Company evaluates the carrying value of intangibles periodically in relation to the projected future undiscounted cash flows of the related businesses.

INVESTMENTS -- The Company records its investments in debt and equity securities at their fair value, except for debt securities that the Company intends to hold to maturity and equity securities that are accounted for under the equity method or that are issued by private companies. All investments recorded at fair value have been classified as available for sale. The difference between cost and fair value, net of related tax effects, is recorded in a separate component of shareholders' equity. The cost of securities sold is determined on an average cost basis.

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

STOCK-BASED COMPENSATION -- The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which requires companies to either record the estimated fair value of stock-based compensation over the applicable vesting period in their financial statements or disclose the unrecorded pro forma effect on net income in the notes to their financial statements. The Company chose not to change its method of accounting for stock-based compensation plans and has included the required pro forma disclosures in Note
14. This standard does not apply to employee stock ownership plans.

NEW ACCOUNTING PRINCIPLES (EFFECTIVE IN 1998) -- In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal year 1998. The statement will require the Company to report comprehensive income, which includes net income and certain items that are reported as separate components of shareholders' equity, in its financial statements. Also in 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," effective for fiscal year 1998. The statement will require the Company to report certain financial and other descriptive information about its reportable operating segments. The Company will adopt both standards in fiscal year 1998. The adoption will have no effect on the financial position or the results of operations of the Company.

EARNINGS PER SHARE -- In 1997, the Company adopted the provisions of SFAS No. 128, "Earnings per Share," which requires presentation on the face of the income statement of both basic and diluted earnings per share. Basic and diluted earnings per share have replaced the previously presented primary and fully diluted earnings per share. Prior years have been restated. Basic earnings per share is computed by dividing net income attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the assumption that all of the convertible preferred shares held by the Company's Employee Stock Ownership Plan ("ESOP") are converted into common shares (see Note 14). For purposes of calculating diluted earnings per share, net income is reduced by the additional ESOP contribution that would be required for ESOP debt service, and the weighted average number of shares outstanding is increased by (i) the additional common shares that would be issued upon conversion of the preferred shares based on the stated conversion rate plus any additional common shares that would have to be issued to meet the redemption price guarantee for all preferred shares that have been allocated to participants, and (ii) the effect of stock options. The numbers of common shares used in the computations of basic and diluted earnings per share are shown in the table below:

Shares (In thousands)             1997           1996           1995
====================================================================
Basic                          122,879        122,842        129,580
Diluted                        135,463        136,065        142,824
--------------------------------------------------------------------

     The computations of basic and diluted earnings per share from continuing operations were as follows:


(In thousands, except per share data)                             1997         1996         1995
================================================================================================
BASIC
Income from continuing operations                             $393,625     $282,750     $245,458
Preferred dividends, net of tax                                (18,798)     (18,786)     (18,841)
------------------------------------------------------------------------------------------------
Net income from continuing operations
     attributable to common shares                            $374,827     $263,964     $226,617
Weighted average common shares outstanding                     122,879      122,842      129,580
------------------------------------------------------------------------------------------------
Basic earnings per share from continuing operations           $   3.05     $   2.15     $   1.75
------------------------------------------------------------------------------------------------
DILUTED
Income from continuing operations                             $393,625     $282,750     $245,458
Additional ESOP contribution required assuming
     all preferred shares were converted, net of tax           (13,141)     (13,498)     (14,759)
------------------------------------------------------------------------------------------------
Adjusted income from continuing operations                    $380,484     $269,252     $230,699
------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                     122,879      122,842      129,580
Assumed conversion of preferred shares into
     common shares                                              11,093       11,407       11,774
Assumed exercise of stock options, net of common
     shares assumed repurchased with the proceeds                1,491        1,816        1,470
------------------------------------------------------------------------------------------------
Adjusted weighted average common shares outstanding            135,463      136,065      142,824
------------------------------------------------------------------------------------------------
Diluted earnings per share from continuing operations         $   2.81     $   1.98     $   1.61
------------------------------------------------------------------------------------------------

 ................................................................................
NOTE 2:  DISCONTINUED OPERATIONS (QUNO CORPORATION)
 ................................................................................

In March 1996, the Company completed the sale of its holdings in QUNO Corporation, a Canadian newsprint company, as part of QUNO's merger with Donohue Inc. The Company owned approximately 34% of QUNO's common stock plus $138.8 million in convertible debt. The sale resulted in a 1996 after-tax gain of $89.3 million, or $.66 per diluted share. The gross proceeds from the sale were approximately $427 million in cash, Donohue stock and short-term notes. Immediately after the sale, the Company sold the Donohue stock and notes for cash. After-tax proceeds were approximately $331 million.

     The Company's consolidated financial statements reflect the 1996 gain on the sale of QUNO stock, equity earnings from QUNO and interest income from the QUNO convertible debenture, net of income tax, as discontinued operations. Income tax expense related to discontinued operations was $82.7 million in 1996 and $5.1 million in 1995.

     QUNO's sales of newsprint to the Company's newspapers, at market prices, were $161.4 million in 1995, which represented 66% of their total newsprint consumption.

 ................................................................................
NOTE 3: CHANGES IN OPERATIONS AND NON-RECURRING ITEMS
 ................................................................................

ACQUISITIONS -- The Company completed acquisitions totaling approximately $1.2 billion in 1997, $501.4 million in 1996 and $39.8 million in 1995. These acquisitions were accounted for as purchases. The results of these operations are included in the consolidated statements of income from their respective dates of acquisition.

    In March 1997, the Company acquired Renaissance Communications Corp., a publicly traded company that owned six television stations, for $1.1 billion in cash. The stations acquired were KDAF-Dallas, WDZL-Miami, KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The Dallas and Miami stations are affiliated with The WB Television Network ("The WB Network"). The other four stations are affiliated with the Fox Television Network.

    The FCC order granting the Company's application to acquire the Renaissance stations contained waivers of two FCC rules. First, the FCC temporarily waived its duopoly rule relating to the overlap of WTIC's and WPMT's broadcast signals with those of other Tribune stations. The temporary waivers were granted subject to the outcome of pending FCC rulemaking that is expected to make such duopoly waivers unnecessary. Second, the FCC granted a 12-month waiver of its rule prohibiting television/newspaper cross-ownership in the same market, which relates to the Miami television station and the Fort Lauderdale Sun-Sentinel newspaper. Since the time of the FCC's order, the FCC issued a notice of inquiry to consider modifying its cross-ownership rule. The Company expects the FCC to grant a waiver extension to allow continued ownership of the Miami television station until the rule review has concluded. The Company cannot predict the outcome of the FCC duopoly or cross-ownership rulemaking.

    In September 1997, the Company acquired Shortland Publications Limited for $32 million in cash. Shortland is a New Zealand-based company that publishes reading, language arts, science and social studies materials for several international elementary school markets. In December 1997, the Company acquired approximately 80% of Landoll, Inc. for $77 million in cash. Landoll publishes children's books for the mass market.

    Acquisitions in 1996 were all completed for cash and included Houston television station KHTV (in January for $102 million); the remaining minority interest in Philadelphia television station WPHL (in February for $23 million); Educational Publishing Corporation, a publisher of supplemental and curriculum education materials through its Creative Publications and Ideal/Instructional Fair divisions, (in March for $205 million); NTC Publishing Group, a publisher of trade books and educational products, (in March for $83 million); and San Diego television station KSWB (in April for $72 million).

    Acquisitions in 1995 included Everyday Learning Corporation, a publisher of educational mathematics materials, (in August for $25 million in cash).

    Supplemental cash flow information for the 1997, 1996 and 1995 acquisitions is summarized in the table below:

Acquisitions (in thousands)                      1997         1996         1995
===============================================================================
Fair value of assets acquired (1)          $1,396,753     $547,044      $45,903
Liabilities assumed                          (157,141)     (45,669)      (6,086)
-------------------------------------------------------------------------------
Net cash paid                              $1,239,612     $501,375      $39,817
-------------------------------------------------------------------------------
(1) Includes intangible assets, net of acquisition-related deferred taxes.

     In May 1997, the Company reached an agreement with Emmis Broadcasting Corporation regarding the sale or exchange of the Company's WQCD radio station in New York. Effective July 1, 1997 and in connection with the agreement, Emmis assumed responsibility for certain operations of the station for up to three years for an annual fee of approximately $8 million, after which Emmis has the right to purchase the station. In December 1997, the Company signed an agreement with Emmis to exchange substantially all of the assets of WQCD, with a fair market value of approximately $160 million, and cash for the assets of television stations KTZZ-Seattle (WB) and WXMI-Grand Rapids (Fox). Emmis has agreed to acquire these television stations as part of its acquisition of Dudley Communications Corporation. The transaction, pending FCC approval, is expected to close during the second quarter of 1998.

INVESTMENTS -- The Company invested cash in several businesses totaling $48.3 million in 1997, $72.1 million in 1996 and $271.9 million in 1995. The 1997 investments included $33 million in The WB Network. The 1996 investments included $18 million in The WB Network, $15 million in Digital City, Inc., $10 million in The Lightspan Partnership, Inc. and $7 million in Excite, Inc. The 1995 investments included $150 million in The Learning Company, Inc. convertible notes, $70 million in Qwest Broadcasting LLC and $8 million in The WB Network.

     The Company's current investment in Qwest Broadcasting is comprised of a 33% equity interest and $71 million in convertible notes and accrued interest. The notes bear interest at 6%, are convertible into an additional 47% equity interest and may only be converted when and if FCC regulations permit such conversion. In December 1995, Qwest Broadcasting acquired television stations in Atlanta (WATL) and New Orleans (WNOL) for approximately $167 million.

NON-RECURRING ITEMS -- In 1997, the Company sold a portion of its investment portfolio and wrote down certain investments. These sales of investments, net of write-downs, resulted in a pretax gain of $111.8 million and increased diluted earnings per share by $.51. They are summarized as follows:

                                                         Shares                      Pretax        Diluted
1997 (in thousands, except per share data)                Sold      Proceeds       Gain (Loss)       EPS
==========================================================================================================
Sales of stock
     America Online                                      2,560      $134,259        $131,107        $.60
     CheckFree                                           2,158        46,161          35,294         .16
     Open Market                                         1,010        13,825          11,313         .05
     Gemstar International                                 680        16,478          10,027         .05
The Learning Company
     Sale of convertible notes                                       123,000           6,641         .03
     Write-down of stock                                                   -         (77,266)       (.35)
Other sales of investments, net of write-downs                         9,000          (5,292)       (.03)
----------------------------------------------------------------------------------------------------------
Sales of investments, net of write-downs                            $342,723        $111,824        $.51
----------------------------------------------------------------------------------------------------------

     In June 1997, the Company concluded that the decline in the value of its $123.5 million investment in The Learning Company common stock was other than temporary and wrote down the investment to fair market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As shown in the above table, the write-down resulted in a non-cash, pretax loss of $77 million, or $.35 per diluted share. In December 1997, the Company completed the sale of The Learning Company convertible notes for $123 million in cash.

     In March 1997, the Company sold its Farm Journal subsidiary for approximately $17 million in cash. The Company had acquired Farm Journal in 1994 for approximately $17 million. In June 1997, the Company completed the sale of a building in Fort Lauderdale, which is approximately 35% occupied by the Company's Sun-Sentinel newspaper subsidiary. The Company received proceeds of approximately $43 million and deferred, under sale and leaseback accounting rules, the pretax gain of approximately $11 million, which will be amortized over the Sun-Sentinel's 14 year lease term.

     In December 1996, the Company recorded non-recurring equity income of $10 million, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station. This income increased diluted earnings per share by $.04.

     In October 1996, the Company received $83 million as prepayment of a mortgage note receivable from an affiliate. The Company held the mortgage note on a building in which the Company had an equity interest. The note had an interest rate of 13% plus contingent interest based upon the building's cash flow and appreciation.

     In 1995, the Company sold .8 million shares of its America Online investment, its Compton's NewMedia subsidiary and its Times Advocate subsidiary. In the aggregate, these sales resulted in a pretax gain of $14.7 million and increased diluted earnings per share by $.06. They are summarized in the table below:

                                                                   Pretax         Diluted
1995 (in thousands, except per share data)         Proceeds      Gain (Loss)        EPS
=========================================================================================
America Online stock sale                           $16,729        $15,272          $.06
Sale of subsidiaries
     Compton's NewMedia                                 n/a          6,900           .03
     Times Advocate                                  16,000         (7,500)         (.03)
-----------------------------------------------------------------------------------------
Sales of investment and subsidiaries                $32,729        $14,672          $.06
-----------------------------------------------------------------------------------------

     The Company sold Compton's NewMedia to The Learning Company in December 1995 for $123.5 million of The Learning Company common stock. In connection with the Compton's sale, the Company also invested $150 million in The Learning Company in exchange for five-year, 5.5% notes, convertible into common stock at $53 per share. The notes were recorded at $100 million, representing their estimated fair value at the time of the transaction. Until the sale of the notes in December 1997, the $50 million difference between fair value and face value was being amortized into interest income over the five-year term of the notes, with an effective interest rate of 15.5%. The 1995 consolidated statement of income included operating revenues of $26.4 million and operating losses of $12.1 million for Compton's.

     The Company sold Times Advocate Company, a California newspaper subsidiary, in July 1995, for approximately $16 million in cash. The 1995 consolidated statement of income included operating revenues of $8.5 million and operating losses of $1.4 million for Times Advocate.

PRO FORMA INFORMATION -- Unaudited 1997 and 1996 pro forma results of operations are shown below. The pro forma information was prepared assuming the 1997 and 1996 acquisitions, investments and dispositions of subsidiaries discussed above had occurred as of the beginning of each year. The pro forma results may not be indicative of the results that would have been reported if the transactions had actually occurred at the beginning of each year presented, or of results that may be attained in the future. The unaudited pro forma results do not reflect any synergies anticipated by the Company as a result of the acquisitions.


                                                          1997                               1996
(In thousands, except per share data)         As Reported      Pro Forma         As Reported      Pro Forma
===========================================================================================================
Operating revenues                             $2,719,780     $2,822,036          $2,405,705     $2,661,238
Income from continuing operations                 393,625        380,448             282,750        244,664
Diluted earnings per share from
     continuing operations                          $2.81          $2.71               $1.98          $1.70
-----------------------------------------------------------------------------------------------------------

 ................................................................................
NOTE 4:  INVENTORIES
 ................................................................................

Inventories (in thousands)                Dec. 28, 1997         Dec. 29, 1996
=============================================================================
Finished goods                                  $78,058               $60,341
Newsprint (at LIFO)                              11,653                10,186
Supplies and other                                9,780                 9,998
-----------------------------------------------------------------------------
Total inventories                               $99,491               $80,525
-----------------------------------------------------------------------------

Newsprint inventories are valued under the LIFO method and were less than current cost by approximately $10.5 million at December 28, 1997 and $8.2 million at December 29, 1996. Finished goods primarily include books and supplemental educational materials.

 ................................................................................
NOTE 5:  INTANGIBLE ASSETS
 ................................................................................

Intangible assets consisted of the following:

(In thousands)                           Dec. 28, 1997       Dec. 29, 1996
==========================================================================
Goodwill                                    $1,720,622          $  927,253
FCC licenses                                   450,024             168,853
Other                                          626,602             387,921
--------------------------------------------------------------------------
Total intangible assets                      2,797,248           1,484,027
Less accumulated amortization                 (294,179)           (232,557)
--------------------------------------------------------------------------
Net intangible assets                       $2,503,069          $1,251,470
--------------------------------------------------------------------------

 ................................................................................
NOTE 6:  INVESTMENTS
 ................................................................................

Investments consisted of the following:

(In thousands)                             Dec. 28, 1997        Dec. 29, 1996
=============================================================================
Cost method investments                         $283,826             $336,707
Equity method investments                         58,153               72,009
Debt securities                                  139,565              220,413
-----------------------------------------------------------------------------
Total investments                               $481,544             $629,129
-----------------------------------------------------------------------------

     At December 28, 1997, the Company's cost and equity method investments consisted primarily of the following:

                         COST METHOD INVESTMENTS                                     EQUITY METHOD INVESTMENTS
----------------------------------------------------------------------------    ----------------------------------
Public                          %      Private                           %      Private                        %
Companies                     Owned    Companies                       Owned    Companies                    Owned
==================================================================================================================
America Online, Inc.            1.5%   CareerPath.com                    16%    Central Florida News 13        50%
CheckFree Holdings Corp.        1.0%   Discourse Technologies, Inc.      14%    Classified Ventures LLC        33%
Excite, Inc.                    4.3%   iVillage, Inc.                     8%    Digital City, Inc.             20%
The Learning Company, Inc.     10.5%   The Lightspan Partnership, Inc.    7%    ImageBuilder Software, Inc.    23%
Open Market, Inc.               2.6%   InfoBeat, Inc.                    13%    Interealty Corp.               25%
Peapod, Inc.                   10.7%                                            Qwest Broadcasting LLC         33%
                                                                                TV Food Network                31%
                                                                                The WB Television Network      22%
------------------------------------------------------------------------------------------------------------------

     Beginning in 1997, the Company is reporting separately equity earnings and losses. These amounts are shown as net loss on equity investments in the consolidated statements of income and were previously included in operating profit. Prior years' equity results have been reclassified to conform to the current presentation. The reclassification had no effect on net income or earnings per share.

     For investments recorded at fair value under SFAS No. 115, the aggregate cost basis, net unrealized gain and fair value were as follows:

                                             December 28, 1997                      December 29, 1996
                                    ----------------------------------    ------------------------------------
                                      Cost      Unrealized     Fair          Cost       Unrealized      Fair
(In thousands)                        Basis        Gain        Value         Basis         Gain         Value
==============================================================================================================
Marketable equity securities         $64,465     $198,862    $263,327       $160,660     $151,695     $312,355
Debt securities                       72,460       67,105     139,565        176,611       43,802      220,413
--------------------------------------------------------------------------------------------------------------

     In June 1997, the Company concluded that the decline in the value of its $123.5 million investment in The Learning Company common stock was other than temporary and wrote down the investment to the then fair market value of $46.2 million in accordance with SFAS No. 115. The write-down resulted in a non-cash, pretax loss of $77.3 million and is included in "Sales of investments, net of write-downs" in the 1997 consolidated statement of income (see Note 3). The investment had a fair value of $73.9 million and $76.2 million at December 28, 1997 and December 29, 1996, respectively.

     The difference between cost and fair value, net of related tax effects, is recorded in a separate component of shareholders' equity and amounted to a net gain of $161.6 million at December 28, 1997 and $118.8 million at December 29, 1996.

 ................................................................................
NOTE 7:  LONG-TERM DEBT
 ................................................................................

Long-term debt consisted of the following:

(In thousands)                                   Dec. 28, 1997    Dec. 29, 1996
===============================================================================
Promissory notes, weighted average
     interest rate of 5.9% in 1997                  $  476,375       $        -
Medium-term notes, weighted average
     interest rate of 6.6%, due 1997-2006              786,300          667,300
6.25% notes due 2026, putable to the Company
     at par in 2001                                    100,000          100,000
8.4% guaranteed ESOP notes, due 1997-2003              184,187          210,606
8.19% guaranteed ESOP note, due 1997-1998                4,193            8,062
Other notes and obligations                              3,746           24,859
-------------------------------------------------------------------------------
Total debt                                           1,554,801        1,010,827
Less portions due within one year                      (33,348)         (31,073)
-------------------------------------------------------------------------------
Long-term debt                                      $1,521,453       $  979,754
-------------------------------------------------------------------------------

MEDIUM-TERM NOTES -- The Company has issued all of its $200 million Series B, $500 million Series C and $500 million Series D medium-term notes. Notes issued under this program generally have maturities from 2 to 30 years and may not be redeemed by the Company prior to maturity. As part of the Series D medium-term note program, the Company sold $100 million of 6.25% notes in 1996 that mature in 2026. These notes may be put back to the Company in 2001 at 100% of the principal amount, plus accrued interest. The proceeds from the sale of the notes have been used for general corporate purposes, including the funding of acquisitions. In 1997, the Company's registration statement for $500 million of Series E medium-term notes was declared effective by the Securities and Exchange Commission. No Series E medium-term notes were issued during 1997.

ESOP NOTES -- The notes issued by the Company's ESOP are unconditionally guaranteed by the Company as to payment of principal and interest (see Note 14). Therefore, the unpaid balance of these borrowings is reflected in the accompanying consolidated balance sheets as long-term debt. An amount equivalent to the unpaid balance of these borrowings, representing unearned employee compensation, is recorded as a reduction of shareholders' equity.

OTHER -- In 1998, the Company intends to refinance $476.4 million of promissory notes and $3.8 million of Series B medium-term notes scheduled to mature in 1998 and has the ability to do so on a long-term basis through existing revolving credit agreements. Accordingly, these notes were classified as long-term and treated as maturing in fiscal year 2001. The Company has revolving credit agreements with a number of banks in an aggregate amount of $1.2 billion, extending to December 31, 2001, which are fully available to support the issuance of promissory notes. These agreements contain various interest rate options and provide for annual fees based on a percentage of the commitment. Such fees totaled approximately $1.0 million in 1997 and $.5 million in 1996 and 1995.

     Certain debt agreements limit the amount of secured debt the Company can incur without equally and ratably securing additional borrowings under those agreements.

MATURITIES -- Debt at December 28, 1997 matures as follows:

Maturities (in thousands)                    Amount
===================================================
1998                                     $   33,348
1999                                         61,914
2000                                         80,052
2001                                        516,291
2002                                         92,827
Thereafter                                  770,369
---------------------------------------------------
Total                                    $1,554,801
---------------------------------------------------

 ................................................................................
NOTE 8:  CONTRACTS PAYABLE FOR BROADCAST RIGHTS
 ................................................................................

Contracts payable for broadcast rights are classified as current or long-term liabilities in accordance with the payment terms of the contracts. Required payments under contractual agreements for broadcast rights recorded at December 28, 1997 are shown in the table below:

(In thousands)                     Amount
=========================================
1998                             $210,565
1999                              139,993
2000                               62,171
2001                               17,072
2002                                8,359
Thereafter                          3,237
-----------------------------------------
Total                            $441,397
-----------------------------------------

 ................................................................................
NOTE 9:  FAIR VALUE OF FINANCIAL INSTRUMENTS
 ................................................................................

Estimated fair values and carrying amounts of the Company's financial instruments were as follows:

                                                   December 28, 1997                December 29, 1996
                                               -------------------------        -------------------------
                                                   Fair         Carrying           Fair          Carrying
(In thousands)                                     Value         Amount            Value          Amount
=========================================================================================================
Cost method investments
     Practicable to estimate fair value          $282,081       $283,826          $340,011       $331,413
     Not practicable                                    -              -                 -          5,294
Debt securities                                   139,565        139,565           220,413        220,413
Debt                                            1,575,421      1,554,801         1,039,385      1,010,827
Contracts payable for broadcast rights            403,588        441,397           350,498        388,343
---------------------------------------------------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

COST METHOD INVESTMENTS AND DEBT SECURITIES -- Cost method investments in public companies and debt securities were recorded at fair value in the consolidated balance sheets (see Notes 1 and 6). Cost method investments in private companies were recorded at cost, and fair value was generally estimated based on prices recently paid for shares in that company. For certain investments, it was not practicable to estimate fair value at December 29, 1996.

DEBT -- Fair value was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms.

CONTRACTS PAYABLE FOR BROADCAST RIGHTS -- Fair value was estimated using the discounted cash flow method.

 ................................................................................
NOTE 10:  CONTINGENCIES AND LEGAL PROCEEDINGS
 ................................................................................

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

 ................................................................................
NOTE 11:  INCOME TAXES
 ................................................................................

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes from continuing operations reported in the consolidated statements of income:


(In thousands)                                                         1997           1996          1995
========================================================================================================
Income from continuing operations before income taxes              $659,000       $474,413      $412,534
--------------------------------------------------------------------------------------------------------
Federal income taxes at 35%                                        $230,650       $166,045      $144,387
State and local income taxes, net of federal tax benefit             34,653         27,747        24,344
Other                                                                    72         (2,129)       (1,655)
---------------------------------------------------------------------------------------------------------
Income taxes reported                                              $265,375       $191,663      $167,076
Effective tax rate                                                    40.3%          40.4%         40.5%
---------------------------------------------------------------------------------------------------------

Components of income tax expense charged to income from continuing operations were as follows:


(In thousands)                                       1997             1996             1995
===========================================================================================
Currently payable:   U.S. federal                $233,640         $165,169         $137,420
                     State and local               57,060           47,491           37,389
-------------------------------------------------------------------------------------------
                                                  290,700          212,660          174,809
-------------------------------------------------------------------------------------------
Deferred:            U.S. federal                 (21,577)         (18,360)          (7,617)
                     State and local               (3,748)          (2,637)            (116)
-------------------------------------------------------------------------------------------
                                                  (25,325)         (20,997)          (7,733)
-------------------------------------------------------------------------------------------
Total                                            $265,375         $191,663         $167,076
-------------------------------------------------------------------------------------------

Significant components of the Company's net deferred tax liabilities were as follows:


(In thousands)                                           Dec. 28, 1997      Dec. 29, 1996
=========================================================================================
Net properties                                                $ 80,229           $ 84,807
Net intangible assets                                          296,369            103,268
Pensions                                                         8,278              8,849
Unrealized gain on investments                                 104,326             76,684
Other investments                                                    -              7,634
Other future taxable items                                       7,922              7,310
-----------------------------------------------------------------------------------------
Total deferred tax liabilities                                 497,124            288,552
-----------------------------------------------------------------------------------------
Broadcast rights                                               (26,122)           (15,538)
Postretirement and postemployment benefits
     other than pensions                                       (16,685)           (20,132)
Deferred compensation                                          (20,086)           (20,759)
Disposition of New York Daily News                             (10,005)           (12,905)
Other accrued liabilities                                      (25,834)           (18,047)
Accrued employee compensation and benefits                     (25,010)           (18,831)
Federal benefit on deferred state taxes                        (43,348)           (23,517)
Accounts receivable                                            (18,428)           (14,786)
Other investments                                              (17,047)                 -
Other future deductible items                                   (9,775)           (15,242)
-----------------------------------------------------------------------------------------
Total deferred tax assets                                     (212,340)          (159,757)
-----------------------------------------------------------------------------------------
Net deferred tax liability                                    $284,784           $128,795
-----------------------------------------------------------------------------------------

 ................................................................................
NOTE 12:  COMMITMENTS
 ................................................................................

The Company has entered into commitments for broadcast rights that are not currently available for broadcast and are therefore not included in the financial statements. These commitments totaled $383 million at December 28, 1997. Payments for broadcast rights generally commence when the programs become available for broadcast.

     The Company had commitments totaling $97 million at December 28, 1997 related to the purchase of inventory, property, plant and equipment and talent contracts.

     The Company leases certain equipment and office and production space under various operating leases. Rental expense totaled $36.5 million in 1997, $28.1 million in 1996 and $24.6 million in 1995. Future minimum rental commitments under non-cancelable operating leases are shown in the table below:

Lease Commitments (in thousands)              Amount
====================================================
1998                                        $ 31,360
1999                                          27,696
2000                                          22,489
2001                                          17,958
2002                                          16,609
Thereafter                                    55,914
----------------------------------------------------
Total                                       $172,026
----------------------------------------------------

     The Company has guaranteed certain obligations of affiliates totaling $22.3 million at December 28, 1997.

 ................................................................................
NOTE 13:  CAPITAL STOCK
 ................................................................................

PREFERRED STOCK -- Under the Company's Restated Certificate of Incorporation, 5 million shares of preferred stock are authorized. In 1989, the Company established a series of 1.6 million shares of Series B Convertible Preferred Stock of which 1.59 million shares were issued to the Company's ESOP. Each share of such preferred stock pays a cumulative dividend of 7.75% annually, has a liquidation value of $220 per share, is convertible into eight shares of the Company's common stock and is voted with the common stock with an entitlement to
9.16 votes per preferred share.

COMMON STOCK -- In December 1996, the Board of Directors declared a two-for-one common stock split effective January 15, 1997, to holders of record on December 27, 1996. All share and per share data have been restated to reflect the stock split.

     The Board from time to time has authorized the repurchase of shares of the Company's common stock in the open market or through private transactions to be used for employee benefit programs and other purposes. At December 28, 1997, the Company had authorization to repurchase 7.2 million shares of its common stock.

     There were approximately 5,600 holders of record of the Company's common stock at February 10, 1998.

SHARE PURCHASE RIGHTS PLAN -- In December 1997, the Company adopted a Share Purchase Rights Plan to replace a similar agreement that expired in January 1998. The plan provides for a dividend of one right on each outstanding share of the Company's common stock. Each right will entitle stockholders to buy one one-hundredth of a share of Series A Junior Participating preferred stock at an exercise price of $250. These rights expire January 5, 2008. The rights have no voting rights and are not exercisable until 10 days after the occurrence of certain triggering events, upon which the holders of the rights are entitled to purchase either the common stock of an acquiror or additional common stock of the Company at a discounted price. The rights are redeemable at the option of the Company for $.01 per right. The Company has established a series of 2 million shares of Series A Junior Participating Preferred Stock in connection with the plan, none of which have been issued.

 ................................................................................
NOTE 14:  INCENTIVE COMPENSATION AND STOCK PLANS
 ................................................................................

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) -- In 1988, the Company established an ESOP as a long-term employee benefit plan to supplement the Company's employee pension plan. In connection therewith, the ESOP purchased, in 1988 and 1989, approximately 1.6 million common shares and 1.59 million Series B convertible preferred shares for an aggregate of $375 million. The ESOP provides for the awarding of shares of the Company's preferred and common stock on a noncontributory basis to eligible employees of the Company not covered by a collective bargaining agreement. At December 28, 1997, 11.1 million shares of common stock were reserved for issuance in connection with this plan.

     Shares of stock held by the ESOP have been placed with the ESOP Trustee and are allocated to eligible employees annually. These common and preferred shares are allocated in the same proportion that the current year's principal and interest payments bear to the total principal and interest to be paid over the lives of the related borrowings. Each preferred share is convertible into eight shares of the Company's common stock. The ESOP Trustee must convert the preferred shares when making distributions to participants upon their withdrawal from the ESOP. If at the time of such conversion the price of the Company's common stock is below $27.50 per share, the Company must, at its option, either pay the difference in cash or issue additional common stock. At December 28, 1997, preferred shares allocated and committed to be released were 659,740 and 112,799, respectively, and common shares allocated and committed to be released were 1,032,991 and 154,036.

     The Company recognizes expense for this plan based upon cash contributions it makes to the ESOP. The ESOP services its debt requirements with amounts received from preferred dividends, a portion of the common dividends and Company contributions. The table below summarizes ESOP debt service activity for the three years ended December 28, 1997:

ESOP Debt (in thousands)                       1997          1996         1995
==============================================================================
Debt Requirements
     Principal                              $30,288       $28,613      $26,820
     Interest                                18,274        20,676       22,927
------------------------------------------------------------------------------
Total                                       $48,562       $49,289      $49,747
------------------------------------------------------------------------------
Debt Service
     Dividends                              $24,460       $24,589      $25,439
     Company cash contributions              24,102        24,700       24,308
------------------------------------------------------------------------------
Total                                       $48,562       $49,289      $49,747
------------------------------------------------------------------------------

SAVINGS INCENTIVE PLAN -- The Company maintains various qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The Savings Incentive Plan provides for uniform employer contributions to eligible employees of $.25 for each $1.00 contributed by participants up to 4% of the participants' eligible compensation. This plan allows participants to invest their savings in various investments including the Company's common stock. Company contributions to this plan for 1997, 1996 and 1995 were $3.3 million, $3.0 million and $2.6 million, respectively. The Company had 800,000 shares of common stock reserved for possible issuance under this plan at December 28, 1997.

EMPLOYEE STOCK PURCHASE PLAN -- This plan permits eligible employees to purchase up to 8 million shares of the Company's common stock at 85% of market price. The Company's only expense relating to this plan is for its administration. During 1997, 1996 and 1995, 215,424, 230,688 and 222,034 shares, respectively, were sold to employees under this plan. As of December 28, 1997, a total of 3.9 million shares were available for sale. The weighted average fair value of shares sold in 1997 was $48.68.

1997 INCENTIVE COMPENSATION PLAN -- In 1997, the 1992 Long-Term Incentive Plan was terminated and replaced with the 1997 Incentive Compensation Plan. At December 28, 1997, remaining options outstanding under the 1992 plan totaled 6.3 million shares, of which 2.9 million shares were exercisable. No further awards will be made under the 1992 plan and remaining options will vest in 1998. The 1997 plan provides for the granting of awards to eligible employees in any one or combination of stock options, performance equity program awards and annual management incentive program bonuses. At December 28, 1997, a total of 15.5 million shares were available for award under the 1997 plan.

     Under the stock option portion of the 1997 plan, the option price may not be less than the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 10 years after the date the option is granted. General awards under the 1997 plan vest in annual 25% increments beginning one year from the date of the grant. Replacement options may be granted under the 1997 plan in connection with a participant's payment of part or all of the exercise price of a stock option or related tax withholding obligations with previously acquired shares of common stock.

     The performance equity portion of the 1997 plan provides for the awarding of common stock to key employees if certain financial goals are met over a period not less than two years. The Company recorded $4.2 million of expense in 1997 related to this portion of the plan.

     A combined summary of stock option activity and weighted average prices follows:

                                          1997                         1996                         1995
                                              Weighted Avg.                Weighted Avg.                Weighted Avg.
(Shares in thousands)              Shares    Exercise Price     Shares    Exercise Price     Shares    Exercise Price
=====================================================================================================================
Outstanding, beginning of year     8,406          $30.68         8,906         $27.30        10,090         $24.27
Granted                            3,902          $51.89         2,965         $36.46         2,950         $31.67
Exercised                         (3,973)         $31.12        (3,370)        $26.88        (3,908)        $22.70
Canceled                            (147)         $37.67           (95)        $31.12          (226)        $28.17
--------------------------------------------------------------------------------------------------------------------
Outstanding, end of year           8,188          $40.50         8,406         $30.68         8,906         $27.30
--------------------------------------------------------------------------------------------------------------------
Exercisable, end of year           2,930          $27.74         4,017         $26.05         5,092         $25.31
--------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding and options exercisable at December 28, 1997 (shares in thousands):

                                        Options Outstanding                            Options Exercisable
                         --------------------------------------------------      -------------------------------
Range of                    Number         Weighted Avg.      Weighted Avg.        Number          Weighted Avg.
Exercise Prices          Outstanding      Remaining Life     Exercise Price      Exercisable      Exercise Price
================================================================================================================
$19.31 - $26.63             1,645              5.32              $24.25            1,621              $24.25
$27.00 - $43.69             3,037              7.07              $34.65            1,289              $32.58
$44.13 - $60.94             3,506              7.44              $53.03               20               44.50
----------------------------------------------------------------------------------------------------------------

STOCK PLANS PRO FORMA DISCLOSURE -- The Company's 1997 Compensation Plan, 1992 Long-Term Incentive Plan and Employee Stock Purchase Plan are accounted for under APB Opinion No. 25. Accordingly, no compensation cost related to options has been recognized in the consolidated statements of income. Under SFAS No. 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized as compensation expense over the vesting or service period. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


(In thousands, except                   1997                         1996                         1995
per share data)              As Reported    Pro Forma     As Reported    Pro Forma     As Reported    Pro Forma
===============================================================================================================
Net income                      $393,625     $377,262        $372,067     $361,116        $278,165     $272,469
Net income attributable
     to common shares            374,827      358,464         353,281      342,330         259,324      253,628
Diluted earnings per share          2.81         2.69            2.64         2.55            1.84         1.80
---------------------------------------------------------------------------------------------------------------

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to 1995, the pro forma compensation cost in 1996 and 1995 is not representative of such cost in future years.

     In determining the pro forma compensation cost, the weighted average fair value of options granted at date of grant was estimated to be $11.70 in 1997, $8.06 in 1996 and $7.47 in 1995, using the Black-Scholes option pricing model. The following weighted-average assumptions were used for general awards and replacement options:

                                          1997                      1996                       1995
                                   General    Replacement    General    Replacement     General    Replacement
                                    Awards      Options       Awards      Options        Awards      Options
==============================================================================================================
Risk-free interest rate               6.1%        5.8%          6.7%        6.5%           6.2%         6.2%
Expected dividend yield               1.6%        1.6%          1.7%        1.7%           1.7%         1.7%
Expected stock price volatility      22.5%       21.3%         22.2%       18.9%          26.0%        20.9%
Expected life (in years)                6           2             5           3              5            3
--------------------------------------------------------------------------------------------------------------

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

     Net pension expense (credit) for Company-sponsored plans in 1997, 1996 and 1995 included the following components:


Pension Expense (in thousands)                                  1997            1996           1995
===================================================================================================
Benefits earned during the period (service costs)           $  9,149        $ 10,093       $  8,256
Interest cost on projected benefit obligation                 22,656          21,783         20,302
Recognized return on plan assets                             (31,299)        (29,199)       (27,857)
Amortization, net                                             (1,604)           (971)          (531)
---------------------------------------------------------------------------------------------------
Net pension expense (credit)                                $ (1,098)       $  1,706       $    170
---------------------------------------------------------------------------------------------------

     Actual returns on plan assets were gains of $70.5 million in 1997, $57.2 million in 1996 and $57.9 million in 1995.

     The funded status of the Company-sponsored pension plans as of year-end 1997 and 1996 was as follows:


(In thousands)                                                            Dec. 28, 1997          Dec. 29, 1996
==============================================================================================================
Plans' assets at fair value                                                    $418,856               $365,740
Actuarial present value of benefit obligations
     Vested benefits                                                            318,213                286,720
     Non-vested benefits                                                         13,390                 10,841
--------------------------------------------------------------------------------------------------------------
     Accumulated benefit obligation                                             331,603                297,561
     Projected future salary increases                                            2,884                  8,231
--------------------------------------------------------------------------------------------------------------
     Projected benefit obligation                                               334,487                305,792
--------------------------------------------------------------------------------------------------------------
Plans' assets in excess of projected benefit obligation                          84,369                 59,948
Unrecognized net asset at transition
     being amortized through 2003                                                (8,979)               (10,550)
Unrecognized net gain due to actual experience
     varying from actuarial assumptions                                         (41,703)               (17,113)
Unrecognized prior service costs                                                    213                    (26)
--------------------------------------------------------------------------------------------------------------
Pension asset recognized in the consolidated balance sheets                    $ 33,900               $ 32,259
--------------------------------------------------------------------------------------------------------------

     The plans' assets consist primarily of listed common stocks and bonds. In determining the projected benefit obligation for the plans, the weighted average assumed discount rate used was 7.25% in 1997 and 7.75% in 1996, while the assumed average rate of increase in future salary levels was 5.0% for 1997 and 1996. The weighted average expected long-term rate of return on assets used in determining net pension expense or credit was 9.5% in 1997, 1996 and 1995. Total pension expense for union-sponsored pension plans was $6.1 million in 1997, $5.7 million in 1996 and $5.6 million in 1995. The Company's portion of assets and liabilities for multi-employer union pension plans is not determinable.

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

     Postretirement benefit cost for 1997, 1996 and 1995 included the following components:


(In thousands)                                                 1997            1996           1995
==================================================================================================
Service cost of benefits earned during the year              $  316          $  265         $  222
Interest cost on accumulated postretirement
     benefit obligation ("APBO")                              3,302           3,244          3,437
--------------------------------------------------------------------------------------------------
Postretirement benefit cost                                  $3,618          $3,509         $3,659
--------------------------------------------------------------------------------------------------

     The plans' APBO and the Company's postretirement liability were as follows:


(In thousands)                                                   Dec. 28, 1997         Dec. 29, 1996
====================================================================================================
Actuarial present value of benefit obligations
     Retirees                                                          $41,477               $40,391
     Active participants, fully eligible                                 1,909                 1,466
     Active participants, not eligible                                   2,677                 2,592
----------------------------------------------------------------------------------------------------
APBO                                                                    46,063                44,449
Unrecognized net gain (loss) due to actual experience
     varying from actuarial assumptions                                   (196)                  317
----------------------------------------------------------------------------------------------------
Postretirement benefit liability                                       $45,867               $44,766
----------------------------------------------------------------------------------------------------

     In determining the APBO, the weighted average assumed discount rate used was 7.25% in 1997 and 7.75% in 1996. Increases of 9.0% in the cost of covered health care benefits were assumed for fiscal 1998. These rates were assumed to decrease ratably to 7.0% after four years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the total APBO at year-end 1997 by $3.3 million and the 1997 net benefit cost by $.3 million.

 ................................................................................
NOTE 17:  SEGMENT INFORMATION
 ................................................................................

Tribune Company is a media company comprising three business segments as of December 28, 1997.

PUBLISHING -- The Company's publishing segment consists of four daily newspapers, Internet and other online publishing businesses and related publications and services. The newspapers are the Chicago Tribune, the South Florida-based Sun-Sentinel, The Orlando Sentinel and the Hampton Roads (Va.)-based Daily Press.

BROADCASTING AND ENTERTAINMENT -- The Company's broadcasting operations consist of WB television affiliates in New York, Los Angeles, Chicago, Philadelphia, Boston, Dallas, Houston, Miami, Denver and San Diego; Fox television affiliates in Sacramento, Indianapolis, Hartford and Harrisburg; an ABC television affiliate in New Orleans; a CBS television affiliate in Atlanta; and four radio stations. In entertainment, the Company owns the Chicago Cubs baseball team and produces and syndicates television programming.

EDUCATION -- The Company's education segment consists of The Wright Group, Everyday Learning/Creative Publications, NTC/Contemporary Publishing, Landoll and Ideal/Instructional Fair Publishing.

     In 1995, the Company sold Times Advocate Company, its California newspaper subsidiary, and Compton's NewMedia, an education software company (see Note 3).

     Financial data for each of the Company's business segments is presented on page 76. In determining operating profit for each segment, none of the following items have been added or deducted: interest income and expense, equity earnings and losses, non-recurring items or income taxes. Assets represent those tangible and intangible assets used in the operations of each segment.

     The Company's cost of sales by business segment was as follows:


(In thousands)                                        1997               1996                1995
=================================================================================================
Publishing                                      $  692,390         $  679,963          $  691,935
Broadcasting and Entertainment                     490,269            454,828             451,749
Education                                           72,322             60,370              33,823
-------------------------------------------------------------------------------------------------
Total cost of sales                             $1,254,981         $1,195,161          $1,177,507
-------------------------------------------------------------------------------------------------


QUARTERLY RESULTS (UNAUDITED)
                                                                                    QUARTERS
                                                                 --------------------------------------------
1997   (In thousands of dollars, except per share data)             First      Second       Third      Fourth         TOTAL
===========================================================================================================================
OPERATING          Publishing                                    $355,126    $360,131    $341,516    $379,945    $1,436,718
REVENUES           Broadcasting and Entertainment                 201,390     300,267     274,020     281,852     1,057,529
                   Education                                       37,403      59,344      79,750      49,036       225,533
                   --------------------------------------------------------------------------------------------------------
                   Total operating revenues                      $593,919    $719,742    $695,286    $710,833    $2,719,780
---------------------------------------------------------------------------------------------------------------------------
OPERATING          Publishing                                    $ 97,185    $ 94,328    $ 73,035    $ 90,037    $  354,585
PROFIT (1)         Broadcasting and Entertainment                  39,399      84,839      70,958      90,700       285,896
                   Education                                         (160)     11,481      24,098         557        35,976
                   Corporate expenses                              (8,312)     (7,950)     (8,613)     (9,551)      (34,426)
                   --------------------------------------------------------------------------------------------------------
                   Total operating profit                         128,112     182,698     159,478     171,743       642,031
---------------------------------------------------------------------------------------------------------------------------
Net loss on equity investments (1)                                (11,703)     (5,666)     (8,590)     (8,737)      (34,696)
Sales of investments, net of write-downs (2)                            -      28,529      41,496      41,799       111,824
Net interest expense                                               (6,144)    (19,303)    (17,426)    (17,286)      (60,159)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                        110,265     186,258     174,958     187,519       659,000
Income taxes                                                      (45,760)    (75,326)    (70,180)    (74,109)     (265,375)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                         64,505     110,932     104,778     113,410       393,625
Preferred dividends, net of tax                                    (4,699)     (4,700)     (4,700)     (4,699)      (18,798)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME ATTRIBUTABLE TO COMMON SHARES                         $ 59,806    $106,232    $100,078    $108,711    $  374,827
---------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE (3)
                   Basic                                         $    .49    $    .86    $    .81    $    .88    $     3.05
                   --------------------------------------------------------------------------------------------------------
                   Diluted                                       $    .45    $    .80    $    .75    $    .81    $     2.81
---------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE                                       $    .16    $    .16    $    .16    $    .16    $      .64
---------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH-LOW)                                    $42 3/8-    $50 5/16-   $54 13/16-  $61 1/2-
                                                                  35 1/2      39 3/4      48          51 9/16
---------------------------------------------------------------------------------------------------------------------------

Notes to Quarterly Results:
(1)  Beginning in the fourth quarter of 1997, the Company is reporting separately equity earnings and losses. These amounts are shown as net earnings (loss) on equity investments and were previously included in operating profit. Prior quarters' and years'
     equity results have been reclassified to conform to the current presentation. The reclassification had no effect on net income or earnings per share.
(2)  During 1997, the Company sold a portion of its investment portfolio and wrote down certain investments. In the aggregate, these non-recurring transactions increased full year 1997 net income by $68.9 million and diluted earnings per share by $.51. By quarter, they increased net income and diluted earnings per share as follows: $17.6 million and $.13 in the second quarter;
     $25.5 million and $.19 in the third quarter; and $25.8 million and $.19 in the fourth quarter.
(3)  Quarterly and full year earnings per share amounts are calculated independently based on the weighted average number of common shares outstanding for each period.
(4)  In December 1996, the Company recorded non-recurring equity income of $10.0 million, or $6.0 million after taxes ($.04 per diluted share), representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station.
(5)  In March 1996, the Company sold its holdings in QUNO Corporation as part of QUNO's merger with Donohue Inc. The sale resulted in an after-tax gain of $89.3 million, or $.66 per diluted share.

                                                                                           Tribune Company and Subsidiaries

                                                                                   QUARTERS
                                                                 --------------------------------------------
1996      (In thousands of dollars, except per share data)          First      Second       Third      Fourth         TOTAL
===========================================================================================================================
OPERATING          Publishing                                    $327,333    $330,495    $322,784    $356,027    $1,336,639
REVENUES           Broadcasting and Entertainment                 187,195     253,280     222,905     213,370       876,750
                   Education                                       22,594      58,152      72,638      38,932       192,316
                   --------------------------------------------------------------------------------------------------------
                   Total operating revenues                      $537,122    $641,927    $618,327    $608,329    $2,405,705
---------------------------------------------------------------------------------------------------------------------------
OPERATING          Publishing                                    $ 65,442    $ 74,364    $ 63,778    $ 87,673    $  291,257
PROFIT (1)         Broadcasting and Entertainment                  32,373      66,722      45,184      59,252       203,531
                   Education                                        2,248      13,865      21,828       1,563        39,504
                   Corporate expenses                              (7,349)     (7,576)     (7,899)     (8,111)      (30,935)
                   --------------------------------------------------------------------------------------------------------
                   Total operating profit                          92,714     147,375     122,891     140,377       503,357
---------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) on equity investments (1) (4)                  (5,639)     (2,502)     (6,578)      1,438       (13,281)
Net interest expense                                               (2,405)     (3,208)     (4,992)     (5,058)      (15,663)
---------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES              84,670     141,665     111,321     136,757       474,413
Income taxes                                                      (34,291)    (57,375)    (45,085)    (54,912)     (191,663)
---------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                  50,379      84,290      66,236      81,845       282,750
DISCONTINUED OPERATIONS OF QUNO, NET OF TAX (5)                    89,317           -           -           -        89,317
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                        139,696      84,290      66,236      81,845       372,067
Preferred dividends, net of tax                                    (4,696)     (4,697)     (4,697)     (4,696)      (18,786)
---------------------------------------------------------------------------------------------------------------------------
Net Income Attributable to Common Shares                         $135,000    $ 79,593    $ 61,539    $ 77,149    $  353,281
---------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE (3)
Basic:             Continuing operations                         $    .37    $    .65    $   .50     $    .63    $     2.15
                   Discontinued operations                            .72           -          -            -           .73
                   --------------------------------------------------------------------------------------------------------
                   Net income                                    $   1.09    $    .65    $   .50     $    .63    $     2.88
                   --------------------------------------------------------------------------------------------------------
Diluted:           Continuing operations                         $    .34    $    .60    $   .46     $    .57    $     1.98
                   Discontinued operations                            .66           -          -            -           .66
                   --------------------------------------------------------------------------------------------------------
                   Net income                                    $   1.00    $    .60    $   .46     $    .57    $     2.64
---------------------------------------------------------------------------------------------------------------------------
COMMON DIVIDENDS PER SHARE                                       $    .15    $    .15    $   .15     $    .15    $      .60
---------------------------------------------------------------------------------------------------------------------------
COMMON STOCK PRICE (HIGH-LOW)                                    $34 1/2-    $38 1/8-    $39 1/2-    $44 1/8-
                                                                  28 5/16     32 1/16     31 5/8      37 7/8
---------------------------------------------------------------------------------------------------------------------------


ELEVEN YEAR FINANCIAL SUMMARY

(In thousands of dollars, except per share data)                          1997             1996             1995             1994
=================================================================================================================================
OPERATING RESULTS
OPERATING REVENUES
     Publishing excluding Daily News                                $1,436,718        1,336,639        1,312,767        1,246,377
     New York Daily News                                            $        -                -                -                -
     Broadcasting and Entertainment                                 $1,057,529          876,750          828,806          764,197
     Education                                                      $  225,533          192,316          103,101          102,082
---------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                                            $2,719,780        2,405,705        2,244,674        2,112,656
---------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
     Publishing excluding Daily News                                $  354,585          291,257          272,093          291,323
     New York Daily News                                            $        -                -                -                -
     Broadcasting and Entertainment                                 $  285,896          203,531          171,618          138,213
     Education                                                      $   35,976           39,504            4,608            2,829
     Corporate expenses                                             $  (34,426)         (30,935)         (29,899)         (26,001)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                              $  642,031          503,357          418,420          406,364
---------------------------------------------------------------------------------------------------------------------------------
Net loss on equity investments                                      $  (34,696)         (13,281)         (13,209)          (9,739)
Sales of investments and subsidiaries, net of write-downs           $  111,824                -           14,672                -
Net interest expense                                                $  (60,159)         (15,663)          (7,349)          (4,778)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                                              $  659,000          474,413          412,534          391,847
Income taxes                                                        $ (265,375)        (191,663)        (167,076)        (158,698)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                            $  393,625          282,750          245,458          233,149
DISCONTINUED OPERATIONS OF QUNO, NET OF TAX                         $        -           89,317           32,707            8,898
Cumulative effects of changes in accounting principles (1)          $        -                -                -                -
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) (2)                                               $  393,625          372,067          278,165          242,047
---------------------------------------------------------------------------------------------------------------------------------
SHARE INFORMATION (3)
Diluted earnings (loss) per share
     Continuing operations
        Before non-recurring items                                  $     2.30             1.94             1.55             1.48
        Total (2)                                                   $     2.81             1.98             1.61             1.48
     Discontinued operations                                        $        -              .66              .23              .06
     Net income                                                     $     2.81             2.64             1.84             1.54
Common dividends per share                                          $      .64              .60              .56              .52
Weighted average common shares outstanding (000's)                     122,879          122,842          129,580          134,426

FINANCIAL RATIOS
Operating profit margin                                                  23.6%            20.9%            18.6%            19.2%
Net income margin                                                        14.5%            15.5%            12.4%            11.5%
Net income as a percentage of average shareholders' equity               23.4%            25.5%            20.5%            19.9%
Debt to capital                                                            41%              37%              33%              23%

FINANCIAL POSITION AND OTHER DATA
Total assets                                                        $4,777,554        3,700,900        3,288,255        2,785,825
Long-term debt                                                      $1,521,423          979,754          757,437          411,200
Shareholders' equity                                                $1,826,004        1,539,506        1,379,909        1,332,980
Capital expenditures                                                $  103,845           93,324          117,863           91,626
Dividends                                                           $   97,357           92,423           91,202           88,325
Employees (full-time equivalents)                                       11,600           10,700           10,500           10,500
---------------------------------------------------------------------------------------------------------------------------------

(1)  The adoption of new accounting rules for retiree benefits, income taxes and postemployment benefits decreased net income by
     $16.8 million, or $.12 per share in 1992.
(2)  Includes non-recurring items as follows: gain on the sales of investments, net of write-downs, totaling $68.9 million, or $.51 per share in 1997; equity income related to Qwest Broadcasting of $6.0 million, or $.04 per share in 1996; gain on the sale of investment and subsidiaries totaling $8.7 million, or $.06 per share in 1995; and charges relating to New York Daily News totaling $255.0 million, or $1.93 per share in 1990, and $21.1 million, or $.13 per share in 1987.
(3)  All share and per share data have been restated for a two-for-one common stock split effective January 15, 1997.

                                                                                Tribune Company and Subsidiaries

     1993             1992             1991              1990             1989             1988             1987
================================================================================================================


1,163,116        1,136,619        1,122,434         1,183,177        1,197,077        1,117,487        1,043,310
        -                -                -           321,823          422,024          436,843          419,853
  727,213          684,051          617,514           623,981          584,326          505,729          485,276
   21,209                -                -                 -                -                -                -
----------------------------------------------------------------------------------------------------------------
1,911,538        1,820,670        1,739,948         2,128,981        2,203,427        2,060,059        1,948,439
----------------------------------------------------------------------------------------------------------------

  252,412          226,412          218,138           280,587          301,303          250,709          241,254
        -                -                -          (114,468)          (2,179)          15,167          (47,357)
  127,984          121,267          100,175           107,528           96,803           77,754           62,858
    2,071                -                -                 -                -                -                -
  (24,207)         (23,465)         (21,499)          (22,362)         (21,900)         (22,699)         (25,815)
----------------------------------------------------------------------------------------------------------------
  358,260          324,214          296,814           251,285          374,027          320,931          230,940
----------------------------------------------------------------------------------------------------------------
   (1,857)          (2,081)          (1,864)           (2,285)          (2,221)          (2,142)          (1,896)
        -                -                -          (295,000)           3,133                -                -
   (9,545)         (22,510)         (30,387)          (23,478)         (12,040)         (33,341)         (33,414)
----------------------------------------------------------------------------------------------------------------

  346,858          299,623          264,563           (69,478)         362,899          285,448          195,630
 (142,212)        (120,089)        (106,514)           22,055         (150,948)        (135,135)        (101,349)
----------------------------------------------------------------------------------------------------------------
  204,646          179,534          158,049           (47,423)         211,951          150,313           94,281
  (16,040)         (42,909)         (16,068)          (16,110)          30,470           60,093           47,256
        -          (16,800)               -                 -                -                -                -
----------------------------------------------------------------------------------------------------------------
  188,606          119,825          141,981           (63,533)         242,421          210,406          141,537
----------------------------------------------------------------------------------------------------------------



     1.30             1.16             1.02              1.44             1.30              .99              .73
     1.30             1.16             1.02              (.49)            1.30              .99              .60
     (.11)            (.30)            (.11)             (.12)             .20              .40              .30
     1.19              .74              .91              (.61)            1.50             1.39              .90
      .48              .48              .48               .48              .44              .38              .32
  132,742          130,036          128,728           132,064          144,780          151,272          157,072


    18.7%            17.8%            17.1%             11.8%            17.0%            15.6%            11.9%
     9.9%             6.6%             8.2%            (3.0)%            11.0%            10.2%             7.3%
    18.8%            13.6%            17.6%            (6.9)%            21.4%            18.4%            12.9%
      31%              46%              47%               51%              41%              32%              30%


2,536,410        2,751,570        2,795,298         2,826,099        3,013,537        2,905,382        2,738,484
  510,838          740,979          897,835           998,962          880,686          650,118          551,651
1,095,627          911,889          851,699           764,512        1,077,996        1,188,480        1,094,943
   75,620          130,232           93,931           148,897          238,307          213,596          191,895
   81,927           80,407           78,415            80,110           75,298           57,416           50,025
    9,900           12,400           12,900            16,100           17,100           16,800           16,800
----------------------------------------------------------------------------------------------------------------

                                                                            Tribune Company and Subsidiaries
BUSINESS SEGMENTS

(In thousands of dollars)                                               1997            1996            1995
============================================================================================================
OPERATING      Publishing                                         $1,436,718      $1,336,639      $1,312,767
REVENUES       Broadcasting and Entertainment                      1,057,529         876,750         828,806
               Education                                             225,533         192,316         103,101
               ---------------------------------------------------------------------------------------------
               Total operating revenues                           $2,719,780      $2,405,705      $2,244,674
------------------------------------------------------------------------------------------------------------
OPERATING      Publishing                                         $  354,585      $  291,257      $  272,093
PROFIT         Broadcasting and Entertainment                        285,896         203,531         171,618
               Education                                              35,976          39,504           4,608
               Corporate expenses                                    (34,426)        (30,935)        (29,899)
               ---------------------------------------------------------------------------------------------
               Total operating profit                             $  642,031      $  503,357      $  418,420
------------------------------------------------------------------------------------------------------------
DEPRECIATION   Publishing                                         $   70,417      $   73,379      $   68,123
               Broadcasting and Entertainment                         32,034          24,873          21,384
               Education                                               4,153           2,693           2,818
               Corporate                                               2,410           2,265           1,048
               ---------------------------------------------------------------------------------------------
               Total depreciation                                 $  109,014      $  103,210      $   93,373
------------------------------------------------------------------------------------------------------------
AMORTIZATION   Publishing                                         $    4,647      $    7,564      $    5,675
OF INTANGIBLE  Broadcasting and Entertainment                         44,922          20,567          16,188
ASSETS         Education                                              13,930          11,552           5,750
               ---------------------------------------------------------------------------------------------
               Total amortization of intangible assets            $   63,499      $   39,683      $   27,613
------------------------------------------------------------------------------------------------------------
CAPITAL        Publishing                                         $   60,494      $   58,686      $   65,676
EXPENDITURES   Broadcasting and Entertainment                         23,747          27,233          38,025
               Education                                               5,526           6,153           4,883
               Corporate                                              14,078           1,252           9,279
               ---------------------------------------------------------------------------------------------
               Total capital expenditures                         $  103,845      $   93,324      $  117,863
------------------------------------------------------------------------------------------------------------
ASSETS         Publishing                                         $  668,532      $  686,730      $  693,853
               Broadcasting and Entertainment                      2,923,663       1,616,797       1,405,213
               Education                                             717,301         544,226         211,510
               Corporate                                             468,058         853,147         977,679
               ---------------------------------------------------------------------------------------------
               Total assets                                       $4,777,554      $3,700,900      $3,288,255
------------------------------------------------------------------------------------------------------------