Form 10-K405, Exhibit 13
period 1998-12-27
TRIBUNE CO
filed 1999-03-23
CIK 726513

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

--------------------------------------------------------------------------------
|  FORWARD-LOOKING STATEMENTS                                                  |
--------------------------------------------------------------------------------

This discussion and the information contained in the notes to the consolidated financial statements contain certain forward-looking statements that are based largely on the Company's current expectations. Such forward-looking statements include estimates and statements regarding the Company's plans to address Year 2000 issues and associated costs and risks. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such risks, trends and uncertainties, which in some instances are beyond the Company's control, include changes in advertising demand; newsprint prices; interest rates; regulatory rulings and other economic conditions; the effect of acquisitions, investments and divestitures on the Company's results of operations and financial condition; and the Company's reliance on third-party vendors for various services. The words "believe," "expect," "anticipate," "estimate" and similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which are as of the date of this filing.


--------------------------------------------------------------------------------
|  SIGNIFICANT EVENTS                                                          |
--------------------------------------------------------------------------------

[Introductory language appearing in large bold face type reads as follows:]

TRIBUNE CONTINUED TO BUILD ITS BROADCASTING AND ENTERTAINMENT SEGMENT BY ACQUIRING EIGHT TELEVISION STATIONS IN THE LAST TWO YEARS.

In May 1997, the Company reached an agreement with Emmis Broadcasting Corporation regarding the sale or exchange of the Company's WQCD radio station in New York. Effective July 1, 1997 and in connection with the agreement, Emmis assumed responsibility for certain operations of the station for up to three years for an annual fee of approximately $8 million, after which Emmis had the right to purchase the station. In December 1997, the Company reached an agreement with Emmis to exchange substantially all of the assets of WQCD and cash for the assets of television stations KTZZ-Seattle and WXMI-Grand Rapids, Mich. Emmis agreed to acquire these television stations as part of its acquisition of Dudley Communications Corporation. The exchange was completed in June 1998. The divestiture of WQCD was accounted for as a sale and the acquisition of the television stations was recorded as a purchase. The transaction resulted in a pretax gain of $85 million, which increased diluted earnings per share by $.32.

     In March 1997, the Company acquired Renaissance Communications Corp., a publicly traded company that owned six television stations, for $1.1 billion in cash. The stations acquired were KDAF-Dallas, WBZL-Miami (formerly WDZL), KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The Federal Communications Commission ("FCC") order granting the Company's application to acquire the Renaissance stations contained waivers of two FCC rules. First, the FCC temporarily waived its duopoly rule relating to the overlap of WTIC's and WPMT's broadcast signals with those of other Tribune stations. The temporary waivers were granted subject to the outcome of pending FCC rulemaking that is expected to make such duopoly waivers unnecessary. Second, the FCC granted a 12-month waiver of its rule prohibiting television/newspaper cross-ownership in the same market, which relates to the Miami television station and the Fort Lauderdale Sun-Sentinel newspaper. The FCC subsequently issued a rule review to consider modifying its cross-ownership rule. In March 1998, the FCC granted the Company a waiver extension to allow continued ownership of both the Miami television station and the Sun-Sentinel newspaper until the rule review was concluded. The Company cannot predict the outcome of the FCC duopoly rulemaking or cross-ownership rule review.

     In August 1998, the Company reached an agreement with Meredith Corporation to acquire the assets of television station KCPQ-Seattle in exchange for the assets of the Company's WGNX-Atlanta television station and cash. On March 1, 1999 and in a three-way transaction, Meredith purchased KCPQ from Kelly Television Co. and then exchanged the station for WGNX. The divestiture of WGNX will be accounted for as a sale and the acquisition of KCPQ will be recorded as a purchase. The Company will record the assets of KCPQ at fair market value, which will result in an estimated pretax gain of $350 million in the first quarter of 1999. Current FCC regulations preclude the Company from owning both KCPQ and the Company's KTZZ-Seattle television station. As part of the transaction, the Company transferred the assets of KTZZ into a disposition trust. Pursuant to the terms of the disposition trust, an independent trustee is charged with finding a buyer for KTZZ by September 1, 1999.

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


--------------------------------------------------------------------------------
|  RESULTS OF OPERATIONS                                                       |
--------------------------------------------------------------------------------

The Company's fiscal year ends on the last Sunday in December. Fiscal years 1998, 1997 and 1996 all comprised 52 weeks.


Acquisitions
--------------------------------------------------------------------------------
The Company completed several acquisitions in 1998, including the North American Sunshine line of educational materials in January, television stations KTZZ-Seattle and WXMI-Grand Rapids in June, and South Florida Newspaper Network Inc. in September. In 1997, the Company acquired Renaissance Communications Corp. in March, Shortland Publications Limited in September and approximately 80% of Landoll, Inc. in December. In 1996, the Company acquired television station KHTV-Houston in January, Educational Publishing Corporation and NTC Publishing Group in March, and television station KSWB-San Diego in April. The results of these businesses have been included in the consolidated financial statements since their respective dates of acquisition.

Non-Recurring Items
--------------------------------------------------------------------------------
In 1998, the Company sold its WQCD radio station subsidiary, sold a portion of its investment portfolio and wrote down certain investments. In the aggregate, the sales of the subsidiary and investments, net of write-downs, resulted in a pretax gain of $119 million and increased diluted earnings per share by $.48. These non-recurring items are summarized as follows:

                                                      Shares                      Pretax      Diluted
1998 (in millions, except per share data)              Sold       Proceeds         Gain         EPS
=====================================================================================================
Sale of WQCD subsidiary                                   -          $ -           $ 85         $.32
Sales of common stock
   America Online                                        .2           14             14          .06
   The Learning Company                                  .6           17             11          .05
Other sales of investments, net of write-downs                        21              9          .05
-----------------------------------------------------------------------------------------------------
Sales of subsidiary and investments,
   net of write-downs                                                $52           $119         $.48
-----------------------------------------------------------------------------------------------------


     In 1997, the Company sold a portion of its investment portfolio and wrote down certain investments. In the aggregate, these sales of investments, net of write-downs, resulted in a pretax gain of $112 million and increased diluted earnings per share by $.51. These non-recurring items are summarized as follows:


                                                      Shares                      Pretax      Diluted
1997 (in millions, except per share data)              Sold       Proceeds      Gain (Loss)     EPS
=====================================================================================================
Sales of common stock
   America Online                                        2.6        $134           $131         $.60
   CheckFree                                             2.2          46             35          .16
   Open Market                                           1.0          14             11          .05
   Gemstar International                                  .7          17             10          .05
The Learning Company
   Sale of convertible notes                                         123              7          .03
   Write-down of stock                                                 -            (77)        (.35)
Other sales of investments, net of write-downs                         9             (5)        (.03)
-----------------------------------------------------------------------------------------------------
Sales of investments, net of write-downs                            $343           $112         $.51
-----------------------------------------------------------------------------------------------------


     In March 1997, the Company sold its Farm Journal subsidiary for approximately $17 million in cash. The Company had acquired Farm Journal in 1994 for approximately $17 million. In June 1997, the Company completed the sale of a building in Fort Lauderdale, which is approximately 35% occupied by the Company's Sun-Sentinel newspaper subsidiary. The Company received proceeds of approximately $43 million and deferred, under sale and leaseback accounting rules, the pretax gain of approximately $11 million, which is being amortized over the Sun-Sentinel's 14-year lease term.

     In December 1996, the Company recorded non-recurring equity income of $10 million, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station. This income increased diluted earnings per share by $.04.

Consolidated
--------------------------------------------------------------------------------
The Company's consolidated financial results for 1998, 1997 and 1996 were as follows:

                                                                                                 CHANGE
                                                                                            ----------------
(In millions, except per share data)                     1998        1997        1996       98-97      97-96
============================================================================================================
Operating revenues                                     $2,981      $2,720      $2,405       + 10%     +  13%
Operating profit                                          702         642         503       +  9%     +  28%
Net loss on equity investments                            (34)        (35)        (13)      -  2%     + 161%
Sales of subsidiary and investments,
   net of write-downs (non-recurring)                     119         112           -       +  7%         *
Income
   Continuing operations
     Before non-recurring items                           351         325         277       +  8%     +  17%
     Non-recurring items                                   63          69           6       -  8%         *
     Total                                                414         394         283       +  5%     +  39%
   Discontinued operations                                  -           -          89          -          *
   Net income                                             414         394         372       +  5%     +   6%
Diluted earnings per share
   Continuing operations
     Before non-recurring items                          2.53        2.30        1.94       + 10%     +  19%
     Non-recurring items                                  .48         .51         .04       -  6%         *
     Total                                               3.01        2.81        1.98       +  7%     +  42%
   Discontinued operations                                  -           -         .66          -          *
   Net income                                            3.01        2.81        2.64       +  7%     +   6%
------------------------------------------------------------------------------------------------------------
* Not meaningful


Earnings Per Share -- Diluted earnings per share in 1998 was $2.53, up 10% from $2.30 in 1997, excluding non-recurring items. The increase was due to improvements in all three business segments and fewer shares outstanding, partially offset by higher net interest expense. Diluted earnings per share from continuing operations in 1997 was $2.30, up 19% from $1.94 in 1996, excluding non-recurring items. The improvement was primarily due to gains in broadcasting and entertainment and publishing, partially offset by higher net interest expense. In the aggregate, non-recurring items increased diluted earnings per share from continuing operations by $.48 in 1998, $.51 in 1997 and $.04 in 1996. Weighted average common shares outstanding decreased 1% in 1998 and were flat in 1997.

Operating Revenues and Profit -- Consolidated operating revenues, EBITDA and operating profit by business segment were as follows:

                                                                                            CHANGE
                                                                                        --------------
(In millions)                                           1998       1997       1996      98-97    97-96
======================================================================================================
Operating revenues
     Publishing                                       $1,499     $1,437     $1,336      +  4%    +  7%
     Broadcasting and Entertainment                    1,153      1,057        877      +  9%    + 21%
     Education                                           329        226        192      + 46%    + 17%
------------------------------------------------------------------------------------------------------
Total operating revenues                              $2,981     $2,720     $2,405      + 10%    + 13%
------------------------------------------------------------------------------------------------------
EBITDA (1)
     Publishing                                       $  457     $  430     $  372      +  6%    + 15%
     Broadcasting and Entertainment                      405        363        249      + 12%    + 46%
     Education                                            69         54         54      + 27%    +  1%
     Corporate expenses                                  (33)       (32)       (29)     -  2%    - 12%
------------------------------------------------------------------------------------------------------
Total EBITDA                                          $  898     $  815     $  646      + 10%    + 26%
------------------------------------------------------------------------------------------------------
Operating profit
     Publishing                                       $  377     $  354     $  291      +  6%    + 22%
     Broadcasting and Entertainment                      317        286        204      + 11%    + 40%
     Education                                            43         36         39      + 20%    -  9%
     Corporate expenses                                  (35)       (34)       (31)     -  3%    - 11%
------------------------------------------------------------------------------------------------------
Total operating profit                                $  702     $  642     $  503      +  9%    + 28%
------------------------------------------------------------------------------------------------------

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


     Consolidated operating revenues increased 10%, or $261 million, in 1998; and 13%, or $315 million, in 1997, with all three segments reporting improvements in both years.

[Introductory language appearing in large bold face type reads as follows:]

CONSOLIDATED OPERATING PROFIT ROSE TO A RECORD $702 MILLION, DUE TO STRONG REVENUE GROWTH FROM ALL SEGMENTS.


     Consolidated operating profit increased 9%, or $60 million, in 1998 as all three segments reported gains. Broadcasting and entertainment operating profit rose 11% due to growth in television as a result of improvements at existing stations and the acquisitions of six Renaissance stations (in March 1997) and KTZZ-Seattle and WXMI-Grand Rapids (in June 1998). Publishing operating profit grew 6% mainly due to higher advertising revenues, partially offset by increased newsprint and ink expense. Education operating profit improved 20% due to growth at existing businesses and acquisitions. Consolidated operating profit increased 28%, or $139 million, in 1997 due to increases in broadcasting and entertainment and publishing. Broadcasting and entertainment operating profit was up 40% as a result of significant growth in television with the acquisition of six Renaissance stations and improvements at existing stations. Publishing operating profit was up 22% primarily due to higher advertising revenues and lower newsprint expense. Education operating profit decreased 9% due to lower sales at Educational Publishing Corporation's Creative Publications division, partially offset by improvements at the other education companies. Consolidated 1998 EBITDA increased 10%, or $83 million, and 1997 EBITDA grew 26%, or $169 million, with all three segments reporting gains in both years.

Operating Expenses -- Consolidated operating expenses were as follows:


                                                                                          CHANGE
                                                                                      --------------
(In millions)                                        1998        1997        1996     98-97    97-96
====================================================================================================
Cost of sales                                      $1,391      $1,255      $1,195     + 11%    +  5%
Selling, general and administrative                   692         650         564     +  6%    + 15%
Depreciation and amortization
   of intangible assets                               196         173         143     + 13%    + 21%
----------------------------------------------------------------------------------------------------
Total operating expenses                           $2,279      $2,078      $1,902     + 10%    +  9%
----------------------------------------------------------------------------------------------------


     Cost of sales increased 11%, or $136 million, in 1998 due to the 1997 and 1998 acquisitions. Excluding the acquisitions and dispositions ("on a comparable basis"), cost of sales increased 5%, or $65 million, due to higher compensation costs, increased broadcast rights amortization and higher newsprint and ink expense. Compensation costs rose 5%, or $19 million. Broadcast rights amortization grew 7%, or $16 million, largely due to higher program costs at Tribune Entertainment. Newsprint and ink expense increased 6%, or $14 million, as both average newsprint prices and consumption rose 3%.

     Cost of sales increased 5%, or $60 million, in 1997 due to the 1996 and 1997 acquisitions. On a comparable basis, cost of sales increased 1%, or $14 million, due to higher compensation costs, increased newspaper manufacturing and distribution costs (including increased costs for supplies, outside services and delivery of other products) and increased expenses for development activities, partially offset by lower newsprint and ink expense and reduced broadcast rights amortization. Compensation costs increased 8%, or $29 million, and newspaper manufacturing and distribution costs were up 10%, or $16 million. Newsprint and ink expense decreased 10%, or $25 million, as average newsprint transaction prices declined 15% while consumption increased 5%. Broadcast rights amortization decreased 6%, or $15 million.

     Selling, general and administrative ("SG&A") expense increased 6%, or $42 million, in 1998 mainly due to acquisitions. On a comparable basis, SG&A expense increased 1%, or $4 million. SG&A expense increased 15%, or $86 million, in 1997 partially due to the 1996 and 1997 acquisitions. On a comparable basis, SG&A expense increased 10%, or $49 million, in 1997 primarily due to higher compensation expense of 15%, or $35 million, increased promotion expenses at the Company's newspapers and higher expenses for development activities.

     The increase in depreciation and amortization of intangible assets in both 1998 and 1997 was principally due to acquisitions and capital expenditures.


Publishing
--------------------------------------------------------------------------------
Operating Revenues and Profit -- The following table presents publishing operating revenues, EBITDA and operating profit for daily newspapers and other publications/services/development. The latter category includes syndication of editorial products, advertising placement services, niche publications, direct mail operations and Internet/electronic products.

                                                                                                CHANGE
                                                                                            --------------
(In millions)                                                1998       1997       1996     98-97    97-96
==========================================================================================================
Operating revenues
     Daily newspapers                                      $1,395     $1,359     $1,266     +  3%    +  7%
     Other publications/services/development                  104         78         70     + 33%    + 11%
----------------------------------------------------------------------------------------------------------
Total operating revenues                                   $1,499     $1,437     $1,336     +  4%    +  7%
----------------------------------------------------------------------------------------------------------
EBITDA
     Daily newspapers                                      $  463     $  435     $  383     +  7%    + 13%
     Other publications/services/development                   (6)        (5)       (11)    - 27%    + 55%
----------------------------------------------------------------------------------------------------------
Total EBITDA                                               $  457     $  430     $  372     +  6%    + 15%
----------------------------------------------------------------------------------------------------------
Operating profit
     Daily newspapers                                      $  392     $  367     $  310     +  7%    + 19%
     Other publications/services/development                  (15)       (13)       (19)    - 15%    + 29%
----------------------------------------------------------------------------------------------------------
Total operating profit                                     $  377     $  354     $  291     +  6%    + 22%
----------------------------------------------------------------------------------------------------------


     Publishing operating revenues increased 4%, or $62 million, in 1998 and 7%, or $101 million, in 1997 principally due to higher advertising revenues in both years. Advertising revenues increased 4%, or $46 million, in 1998 and 8%, or $85 million, in 1997.

     Operating profit rose 6%, or $23 million, in 1998 mainly due to higher advertising revenues at all four newspapers, partially offset by higher newsprint and ink expense. Operating profit increased 22%, or $63 million, in 1997 as all four newspapers reported higher advertising revenues and lower newsprint and ink expense. Daily newspaper operating margins were 28.1% in 1998, 27.1% in 1997 and 24.5% in 1996.

     Total publishing operating revenues by classification were as follows:

                                                                     CHANGE
                                                                  -------------
(In millions)                    1998        1997        1996     98-97   97-96
===============================================================================
Advertising
     Retail                    $  469      $  455      $  433     +  3%   +  5%
     General                      155         150         141     +  3%   +  6%
     Classified                   538         511         457     +  5%   + 12%
-------------------------------------------------------------------------------
Total advertising               1,162       1,116       1,031     +  4%   +  8%
Circulation                       244         250         252     -  3%   -  1%
Other                              93          71          53     + 31%   + 32%
-------------------------------------------------------------------------------
Total operating revenues       $1,499      $1,437      $1,336     +  4%   +  7%
-------------------------------------------------------------------------------


     Advertising revenues grew in 1998 due to both linage and rate increases, as well as for the acquisition of South Florida Newspaper Network. Retail advertising revenues, excluding South Florida Newspaper Network, rose 2% mainly due to improvements in hardware advertising in Chicago and Fort Lauderdale; movies and food and drug advertising in Chicago; department store advertising in Fort Lauderdale; and also due to higher Internet advertising. General advertising revenues increased primarily due increased transportation and high-tech advertising in Chicago. Classified advertising revenues rose mainly due to higher help wanted advertising at all of the newspapers; increased automotive advertising in Chicago and Fort Lauderdale; and higher Internet advertising.

     Advertising revenues were higher in 1997 due to both linage and rate increases. The increase in retail advertising revenues was primarily due to improvements in the movie and electronics categories in Chicago, and the department store and health care categories in Orlando and Fort Lauderdale. The increase in general advertising revenues was mainly due to growth in the resorts, transportation and high-tech categories in Chicago and the telecommunications, movie and transportation categories in Fort Lauderdale. Classified advertising revenues were up mainly due to increases in help wanted advertising at all of the newspapers.

     Advertising linage for 1998, 1997 and 1996 was as follows:

                                                                      CHANGE
                                                                  -------------
Inches (In thousands)            1998        1997        1996     98-97   97-96
===============================================================================
Full run
     Retail                     3,706       3,707       3,638        -    +  2%
     General                      821         799         755     +  3%   +  6%
     Classified                 6,777       6,469       6,341     +  5%   +  2%
-------------------------------------------------------------------------------
Total full run                 11,304      10,975      10,734     +  3%   +  2%
Part run                        9,897      10,014       9,369     -  1%   +  7%
Preprint                       10,666       9,538       8,436     + 12%   + 13%
-------------------------------------------------------------------------------
Total inches                   31,867      30,527      28,539     +  4%   +  7%
-------------------------------------------------------------------------------


[Introductory language appearing in large bold face type reads as follows:]

DAILY NEWSPAPERS AND INTERNET PRODUCTS CONTINUED TO GENERATE STRONG ADVERTISING REVENUES.


     Total advertising linage increased 4% in 1998 due to gains at all four of the newspapers. Full run general advertising linage was up 3% due to increases in Orlando and Chicago. Full run classified advertising linage rose 5% due to increases in Fort Lauderdale and Newport News. Preprint advertising linage increased 12% due to gains at all of the newspapers.

     Total advertising linage increased 7% in 1997 due to growth at all four of the newspapers. Full run retail advertising linage was up 2% due to increases in Orlando, Fort Lauderdale and Newport News. Full run general advertising linage increased 6% due to gains at all of the newspapers. Full run classified advertising linage rose 2% due to increases in Chicago and Newport News. Part run advertising linage increased 7% mainly due to higher classified in Chicago. Preprint advertising linage grew 13% due to increases at all four newspapers.

     Circulation revenues declined 3% in 1998 mainly due to lower Sunday copy sales and selective promotional discounting in Chicago. Circulation revenues decreased 1% in 1997 primarily due to lower daily and Sunday copy sales. Total average daily circulation was up slightly in 1998 to 1,271,000 from 1,270,000 copies in 1997, while total average Sunday circulation declined less than 1% to 1,899,000 from 1,900,000 copies in 1997. Total average daily circulation was down 2% in 1997 to 1,270,000 from 1,291,000 copies in 1996, and total average Sunday circulation fell 1% to 1,900,000 in 1997 from 1,927,000 copies in 1996.

     Other revenues are derived from advertising placement services; the syndication of columns, features, information and comics to newspapers; commercial printing operations; delivery of other publications; direct mail operations; revenues from Internet/electronic products; cable news programming; and other publishing-related activities. The increase in other revenues in 1998 resulted mainly from higher revenues from direct mail operations, commercial printing operations and Internet/electronic products. Other revenues rose in 1997 primarily due to increased revenues from the delivery of other publications, higher commercial printing and direct mail revenues and increased revenues from Internet/electronic products.

Operating Expenses -- Publishing operating expenses rose 4%, or $39 million, in 1998. The increase was mainly due to increased newsprint and ink expense, higher compensation expense, increased expenses for development activities and higher Year 2000 compliance expenses, partially offset by lower expenses for circulation and promotion. Newsprint and ink expense grew 6%, or $14 million, as both average newsprint prices and consumption rose 3%. Compensation expenses rose 2%, or $10 million. Development spending, primarily for Internet activities, rose $8 million in 1998.

     Publishing operating expenses increased 4%, or $37 million, in 1997. This growth was due to higher compensation expense of 9%, or $33 million, higher newspaper manufacturing and distribution costs of $16 million, increased expenses for development activities of $11 million and higher promotion costs. These increases were partially offset by a decline in newsprint and ink expense of 10%, or $25 million, as average newsprint prices were down 15% while consumption increased 5%.


Broadcasting and Entertainment
--------------------------------------------------------------------------------
Operating Revenues and Profit -- The following table presents broadcasting and entertainment operating revenues, EBITDA and operating profit for television, radio and entertainment/other. Entertainment/other includes Tribune Entertainment and the Chicago Cubs.


                                                                                        CHANGE
                                                                                    ---------------
(In millions)                                       1998        1997      1996      98-97     97-96
===================================================================================================
Operating revenues
     Television                                   $  964      $  861      $681      + 12%     + 27%
     Radio                                            53          72        89      - 27%     - 20%
     Entertainment/other                             136         124       107      +  9%     + 16%
---------------------------------------------------------------------------------------------------
Total operating revenues                          $1,153      $1,057      $877      +  9%     + 21%
---------------------------------------------------------------------------------------------------
EBITDA
     Television                                   $  385      $  336      $228      + 15%     + 48%
     Radio                                            19          24        16      - 19%     + 44%
     Entertainment/other                               1           3         5      - 70%     - 37%
---------------------------------------------------------------------------------------------------
Total EBITDA                                      $  405      $  363      $249      + 12%     + 46%
---------------------------------------------------------------------------------------------------
Operating profit
     Television                                   $  303      $  268      $191      + 13%     + 40%
     Radio                                            17          20        13      - 17%     + 61%
     Entertainment/other                              (3)         (2)        -      - 32%        *
---------------------------------------------------------------------------------------------------
Total operating profit                            $  317      $  286      $204      + 11%     + 40%
---------------------------------------------------------------------------------------------------
*Not meaningful


     Broadcasting and entertainment revenues rose 9%, or $96 million, in 1998 primarily due to gains in television. Television revenues increased 12%, or $103 million, due to the acquisitions of six Renaissance stations (in March 1997), KTZZ-Seattle and WXMI-Grand Rapids (in June 1998) and growth at existing stations. Excluding acquisitions, television revenues were up 5%. Radio revenues declined 27% in 1998 mainly due to the divestitures of WQCD (in June 1998) and Farm Journal (in March 1997). Excluding divestitures, radio revenues improved 3%. Entertainment/other revenues increased 9% mainly due to the September 1997 launch of the "Gene Roddenberry's Earth: Final Conflict" and "NightMan" syndicated programs by Tribune Entertainment and higher Cubs revenues.

     Broadcasting and entertainment revenues increased 21%, or $180 million, in 1997 mainly due to increases in television. Television revenues were up 27%, or $180 million, largely due to the acquisition of the six Renaissance stations in March 1997. Excluding Renaissance, television revenues were up 4%. Radio revenues decreased 20% mainly due to the sale of Farm Journal and the management agreement which transferred station operations of WQCD to Emmis Broadcasting in July 1997. Excluding Farm Journal and WQCD, radio revenues increased 2%. Entertainment/other increased due to higher Cubs revenues and more programs in syndication at Tribune Entertainment.

     Broadcasting and entertainment operating profit in 1998 grew to a record $317 million, up 11% from 1997, due to increases in television. Television operating profit increased 13%, or $35 million, primarily due to the acquisitions and gains at KTLA-Los Angeles, KHTV-Houston and WLVI-Boston. Excluding the acquisitions, television operating profit improved 10%.

     Operating profit was up 40%, or $82 million, in 1997 primarily due to increases in television. Television operating profit increased 40%, or $77 million, mainly from the acquisition of Renaissance and gains at KTLA-Los Angeles, WGN-Chicago and WPIX-New York. Excluding Renaissance, television operating profit was up 14%. Radio operating profit increased 61%, or $7 million, due to gains at all of the radio stations.


[Introductory language appearing in large bold face type reads as follows:]

TELEVISION EBITDA CLIMBED 15% AS MARGINS GREW TO 40% IN 1998.


Operating Expenses -- Broadcasting and entertainment operating expenses increased 8%, or $64 million, in 1998 mainly due to the television station acquisitions, increased compensation expense and higher broadcast rights amortization, partially offset by the WQCD and Farm Journal dispositions. Excluding acquisitions and divestitures, broadcasting and entertainment operating expenses increased 4%, or $26 million. Compensation increased 5%, or $11 million, mainly due to increased players' salaries at the Cubs. Broadcast rights amortization rose 7%, or $16 million, largely due to higher program costs at Tribune Entertainment.

     Broadcasting and entertainment operating expenses increased 15%, or $98 million, in 1997 primarily due to the acquisition of Renaissance. Excluding Renaissance, KSWB-San Diego, Farm Journal and WQCD, broadcasting and entertainment operating expenses increased 2%, or $12 million, due to higher compensation expense of 11%, or $22 million, partially offset by lower broadcast rights amortization. The increase in compensation expense was partially due to higher players' salaries at the Cubs. Broadcast rights amortization decreased $15 million, primarily due to lower amortization for syndicated and feature programming and lower sports rights at KTLA-Los Angeles.


Education
--------------------------------------------------------------------------------
Operating Revenues and Profit -- The following table presents education operating revenues, EBITDA and operating profit.

                                                                     CHANGE
                                                                ---------------
(In millions)                 1998       1997       1996        98-97     97-96
===============================================================================
Operating revenues            $329       $226       $192        + 46%     + 17%
EBITDA                          69         54         54        + 27%     +  1%
Operating profit                43         36         39        + 20%     -  9%
-------------------------------------------------------------------------------

     The education segment specializes in learning products and services for use in schools and homes. The segment's primary business is supplemental and core curriculum materials for kindergarten through grade 12. The education segment also derives revenues from the adult basic education and consumer publishing markets.

     Education operating revenues in 1998 increased 46% to $329 million mainly due to the acquisitions of Landoll (in December 1997) and Shortland (in September 1997) and increased sales to both school and consumer markets at existing businesses. Excluding acquisitions, education revenues increased 9% in 1998, largely due to growth from the Everyday Mathematics curriculum and higher supplemental education sales at Ideal/Instructional Fair. Education operating revenues in 1997 were up 17% to $226 million primarily due to improvements at all of the education businesses except

Educational Publishing Corporation's Creative Publications division. Education operating profit increased 20% to $43 million in 1998. The improvement was due to growth at existing businesses and acquisitions. Excluding acquisitions, operating profit rose 12%. Education operating profit was $36 million in 1997, down $3 million from 1996. The decline in operating profit was due to lower sales at Creative Publications, which more than offset improvements at the other education companies.


[Introductory language appearing in large bold face type reads as follows:]

ACQUISITIONS AND GROWTH FROM EXISTING BUSINESSES DROVE REVENUE GAINS OF 46%


Operating Expenses -- Education operating expenses include costs to produce products including paper, printing and binding; amortization of pre-publication costs; and royalty expense. Operating expenses also include sales and marketing, development, fulfillment, depreciation and amortization of intangible assets. Education operating expenses were up 51%, or $97 million, in 1998 mainly due to acquisitions. Excluding acquisitions, operating expenses were up 8%, or $15 million, primarily due to increased cost of sales as a result of higher sales volume and higher marketing and development costs. Education operating expenses were up 24%, or $37 million, in 1997 primarily due to the 1996 and 1997 acquisitions. Excluding acquisitions, 1997 operating expenses were up 13%, or $11 million, as a result of higher compensation expense and increased cost of sales expense at Everyday Learning due to increased sales.


Equity Results
--------------------------------------------------------------------------------

                                                                     CHANGE
                                                                ---------------
(In millions)                         1998     1997     1996    98-97     97-96
===============================================================================
Net loss on equity investments        $(34)    $(35)    $(13)    - 2%    + 161%
-------------------------------------------------------------------------------

Net loss on equity investments relates primarily to the Company's interest in the growing WB Network ("The WB") and various Internet investments. The Company acquired a 13% equity interest in The WB in 1995, and increased its ownership interest to 22% in 1997 and 25% in 1998. Equity losses declined 2% to $34 million in 1998 due to improved results from The WB and Qwest Broadcasting, partially offset by higher losses from Internet investments. Equity losses increased 161% to $35 million in 1997, largely due to increased losses from The WB. In addition, equity results for 1996 included non-recurring equity income of $10 million, representing the Company's equity interest in a gain recorded by Qwest Broadcasting for the cancellation of an option to purchase a television station.


Interest Income and Expense
--------------------------------------------------------------------------------

                                                                    CHANGE
                                                               ----------------
(In millions)                    1998      1997      1996      98-97      97-96
===============================================================================
Interest income                  $  6      $ 26      $ 32      - 77%     -  18%
Interest expense                  (88)      (86)      (48)     +  2%     +  81%
-------------------------------------------------------------------------------
Net interest expense             $(82)     $(60)     $(16)     + 37%     + 284%
-------------------------------------------------------------------------------


Interest income consists primarily of interest on the Qwest Broadcasting convertible debentures, short-term marketable securities, The Learning Company ("TLC") convertible debentures (sold in December 1997) and a mortgage note receivable from a real estate affiliate (repaid in October 1996). Interest income declined 77% in 1998 primarily due to the sale of the TLC convertible debentures in 1997. Interest income decreased 18% in 1997 primarily due to the repayment of the mortgage note receivable in 1996. Interest expense increased 2% in 1998 and 81% in 1997 mainly due to higher average debt levels resulting from acquisitions and stock repurchases. Average debt levels increased $24 million in 1998 to $1.6 billion and increased $622 million in 1997 to $1.5 billion. Outstanding debt was $1.6 billion at year-end 1998 and 1997 and $1.0 billion at year-end 1996.

--------------------------------------------------------------------------------
|  LIQUIDITY AND CAPITAL RESOURCES                                             |
--------------------------------------------------------------------------------

Cash flow generated from operations is the Company's primary source of liquidity. Net cash provided by operations was $546 million in 1998 and $384 million in 1997. The increase was mainly due to higher net income and changes in working capital items. The Company normally expects to fund dividends, capital expenditures and other operating requirements with net cash provided by operations. Funding required for common stock repurchases and acquisitions is financed by available cash flow from operations and, if necessary, by the issuance of debt.

     Net cash used for investments totaled $348 million in 1998 compared to $982 million in 1997. In 1998, the Company spent approximately $155 million for acquisitions and $40 million for investments. Capital spending totaled $140 million in 1998. In 1998, the Company advanced $52 million to an investee, which was repaid in January 1999. Proceeds of $52 million from the sale of investments partially offset these cash outflows.


[Introductory language appearing in large bold face type reads as follows:]

THE COMPANY ACCELERATED ITS SHARE BUYBACK PROGRAM IN 1998 BY REPURCHASING 5.6 MILLION SHARES ON THE OPEN MARKET.


     Net cash used for financing activities was $252 million in 1998 as proceeds from the issuance of long-term debt and sales of common stock to employees were more than offset by repayments of debt, repurchases of common stock and payments of dividends. As part of the Series E medium-term note program, the Company issued approximately $128.5 million of Debt Exchangeable for Common Stock securities in 1998. In 1998, the Company repurchased 5.6 million shares of its common stock for $330 million. Of this total, 1.1 million shares were purchased for $69 million by the Tribune Stock Compensation Fund ("TSCF"). In July 1998, the Company established the TSCF to purchase common stock of the Company for the purpose of funding certain existing stock-based compensation plans. At December 27, 1998, the Company had authorization to repurchase 1.6 million shares and an additional $500 million of its common stock. The Company has continued to repurchase shares in 1999. Dividends on common and preferred shares were $101 million in 1998. Dividends on common stock increased 6% in 1998 to $.68 per share.

     At December 27, 1998, the Company had commercial paper outstanding of $151 million with a weighted average interest rate of 5.1%. The Company has revolving credit agreements with banks in the aggregate amount of $1.2 billion that extend to December 31, 2001. These agreements are fully available to support the issuance of commercial paper.

     Capital spending for 1999 is expected to total approximately $125 to $150 million for a variety of normal replacement projects, as well as for new editorial and pagination systems and press enhancements at the newspapers and the purchase of digital equipment at the television stations.

--------------------------------------------------------------------------------
|  YEAR 2000 COMPLIANCE                                                        |
--------------------------------------------------------------------------------

The Company relies on various technologies throughout its business operations that could be affected by the date change in the Year 2000. The Company is progressing through a comprehensive program to evaluate and address the impact of the Year 2000 issue on its operational and financial reporting systems and equipment with embedded technology and the Year 2000 risks associated with its vendors and customers. The program has been assigned a high priority in relation to other business projects. The Company has formed a Project Management Office to provide company-wide leadership, oversight and coordination of the Year 2000 project. The Company's Chief Technology Officer and Chief Financial Officer head the Project Management Office. These project heads receive frequent updates from the other members of the Project Management Office team. In addition, progress reports on the Year 2000 program are presented regularly to the Company's board of directors and senior management.


State of Readiness
--------------------------------------------------------------------------------
Both internal and external resources are being utilized throughout the Company to implement the program, which includes the following overlapping phases: system and equipment inventory and analysis; remediation, testing and implementation; contingency planning; and vendors and investments. The Company expects that its internal operational and financial reporting systems and equipment will be Year 2000 compliant by June 30, 1999. None of the Company's other significant information technology projects has been delayed as a result of the Company's Year 2000 compliance efforts.

System and Equipment Inventory and Analysis -- The system and equipment inventory and analysis phase consists of compiling a detailed inventory of all of the Company's information and non-information technology hardware, software, systems and equipment to determine which of these items are date-sensitive and require remediation to become Year 2000 compliant. This analysis involves both an internal assessment and contact with the systems and equipment manufacturers. The principal systems and equipment identified by the Company as requiring remediation are financial systems, human resource systems and news production systems. This phase is complete.

Remediation, Testing and Implementation -- The remediation, testing and implementation phase consists of determining and implementing a remediation method (upgrade, replace or discontinue) for date-sensitive items. The remediated item is tested and returned to normal operations when compliant. Testing for significant systems may include functional testing of remedial measures and regression testing to validate that changes have not altered existing functionality. A separate Year 2000 mainframe environment has been created to test all operating system software and program product software. This Year 2000 environment is designed to accomplish "end to end" testing of the larger systems applications and to validate interface communications between systems applications. The Company is also performing its own tests of mission critical vendor-provided systems and equipment, even if vendor certification of Year 2000 compliance has been received. The Company is working with the manufacturers of its affected systems and other outside vendors to implement required upgrades. The Company has also identified vendors from which the Company can procure new systems and equipment to replace non-compliant systems and equipment. The Company is currently in the middle stages of this phase and expects to be substantially complete by June 30, 1999.

Contingency Planning -- Contingency planning consists of developing solutions and options in the event that the Company experiences a failure in its production processes or in the operations of certain of the Company's vendors. Contingency plans and enactment dates for production processes and vendors are being developed, but have not yet been finalized. The Company will continue to develop, review, test and revise contingency plans, as more information becomes available from internal testing and external vendor assessment.

Vendors and Investments -- Vendor management consists of assessing vendor readiness, and if necessary, identifying alternate channels to receive critical materials and/or supplies. The Company has initiated formal communications with its vendors through an assessment survey. For critical vendors, including utilities, banks, newsprint and ink suppliers and a satellite provider, site visits have been completed. In the event that satisfactory commitments from key suppliers are not received, the Company is forming plans for the continuing availability of critical materials and supplies through alternate channels. In general, the Company is comfortable with the progress made by critical vendors to date and no critical issues have been identified, except for a general concern with the utilities industry as alternative suppliers may not be available. Tribune is also assessing Year 2000 compliance of the companies in its venture investment portfolio. Tribune will continue to monitor information provided by these companies regarding their progress toward remediation of Year 2000 issues.


Risks
--------------------------------------------------------------------------------
The Company may discover additional Year 2000 problems, including that remediation or contingency plans are not feasible or that the costs of such plans exceed current expectations. In many cases, the Company is relying on assurances from vendors that their systems, or that new or upgraded systems acquired by the Company, will be Year 2000 compliant. The Company believes that one of its principal Year 2000 risks is the effect the Year 2000 issue will have on its vendors, especially the utilities industry. A substantial part of the Company's day-to-day operations is dependent on power and telecommunications services, for which alternative sources of service may be limited. The Company will continue to investigate the readiness of its suppliers, including utilities, and pursue the availability of alternatives to further analyze and diminish the extent of any impact Year 2000 issues may have on the Company. Although there can be no assurance that the Company will be able to complete all of the modifications in the required timeframe and that unanticipated events will not occur, it is management's belief that the Company is taking adequate action to address Year 2000 issues. In the event that either the Company or the Company's vendors fail to adequately address Year 2000 issues, the Company could suffer business interruptions. If such interruptions cause the Company to be unable to fulfill its obligations to third parties, the Company could be exposed to liability to such third parties.


Costs
--------------------------------------------------------------------------------
The Company does not currently expect that the costs of addressing the Year 2000 issue will have a material effect on the consolidated financial position or results of operations of the Company. Year 2000 compliance costs are expensed as incurred and are funded through operating cash flow. The Company currently estimates total expenses to range from $20 to $25 million, of which $7 million was incurred in 1998.

                                                                                                   Tribune Company and Subsidiaries

Consolidated Statements of Income

(In thousands of dollars, except per share data)         Year Ended            Dec. 27, 1998      Dec. 28, 1997       Dec. 29, 1996
===================================================================================================================================
Operating          Publishing
Revenues                Advertising                                               $1,161,939         $1,115,538          $1,031,026
                        Circulation                                                  243,842            250,558             252,263
                        Other                                                         92,792             70,622              53,350
                   ----------------------------------------------------------------------------------------------------------------
                        Total                                                      1,498,573          1,436,718           1,336,639
                   Broadcasting and Entertainment                                  1,153,006          1,057,529             876,750
                   Education                                                         329,310            225,533             192,316
                   ----------------------------------------------------------------------------------------------------------------
                   Total operating revenues                                        2,980,889          2,719,780           2,405,705
-----------------------------------------------------------------------------------------------------------------------------------
Operating          Cost of sales (exclusive of items shown below)                  1,391,029          1,254,981           1,195,161
Expenses           Selling, general and administrative                               692,003            650,255             564,294
                   Depreciation and amortization of intangible assets                195,568            172,513             142,893
                   ----------------------------------------------------------------------------------------------------------------
                   Total operating expenses                                        2,278,600          2,077,749           1,902,348
-----------------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                                     702,289            642,031             503,357
Net loss on equity investments                                                       (33,980)           (34,696)            (13,281)
Sales of subsidiary and investments, net of write-downs                              119,119            111,824                   -
Interest income                                                                        6,112             26,343              32,116
Interest expense                                                                     (88,451)           (86,502)            (47,779)
-----------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations Before Income Taxes                                705,089            659,000             474,413
Income taxes                                                                        (290,817)          (265,375)           (191,663)
-----------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                                                    414,272            393,625             282,750
Discontinued Operations of QUNO, net of tax                                                -                  -              89,317
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                           414,272            393,625             372,067
Preferred dividends, net of tax                                                      (18,782)           (18,798)            (18,786)
-----------------------------------------------------------------------------------------------------------------------------------
Net Income Attributable to Common Shares                                          $  395,490         $  374,827          $  353,281
-----------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share
Basic:             Continuing operations                                          $     3.26         $     3.05          $     2.15
                   Discontinued operations                                                 -                  -                 .73
                   ----------------------------------------------------------------------------------------------------------------
                   Net income                                                     $     3.26         $     3.05          $     2.88
                   ----------------------------------------------------------------------------------------------------------------
Diluted:           Continuing operations                                          $     3.01         $     2.81          $     1.98
                   Discontinued operations                                                 -                  -                 .66
                   ----------------------------------------------------------------------------------------------------------------
                   Net income                                                     $     3.01         $     2.81          $     2.64
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Assets              (in thousands of dollars, except share data)                         Dec. 27, 1998      Dec. 28, 1997
=========================================================================================================================
Current Assets      Cash and short-term investments                                         $   12,433         $   66,618
                    Accounts receivable (less allowances of $44,402 and $43,205)               555,229            442,332
                    Inventories                                                                 99,005             99,491
                    Broadcast rights                                                           232,394            190,339
                    Prepaid expenses and other                                                  46,068             48,969
                    -----------------------------------------------------------------------------------------------------
                    Total current assets                                                       945,129            847,749
-------------------------------------------------------------------------------------------------------------------------
Properties          Machinery, equipment and furniture                                       1,130,791          1,061,208
                    Buildings and leasehold improvements                                       369,319            359,041
                    -----------------------------------------------------------------------------------------------------
                                                                                             1,500,110          1,420,249
                    Accumulated depreciation                                                  (987,791)          (900,450)
                    -----------------------------------------------------------------------------------------------------
                                                                                               512,319            519,799
                    Land                                                                        83,691             78,510
                    Construction in progress                                                    80,725             52,138
                    -----------------------------------------------------------------------------------------------------
                    Net properties                                                             676,735            650,447
-------------------------------------------------------------------------------------------------------------------------
Other Assets        Broadcast rights                                                           207,757            162,096
                    Intangible assets (less accumulated amortization of $373,820
                      and $294,179)                                                          2,703,993          2,503,069
                    Investments                                                              1,249,979            481,544
                    Other                                                                      151,977            132,649
                    -----------------------------------------------------------------------------------------------------
                    Total other assets                                                       4,313,706          3,279,358
                    -----------------------------------------------------------------------------------------------------
                    Total assets                                                            $5,935,570         $4,777,554
-------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                         Tribune Company and Subsidiaries

Liabilities and Shareholders' Equity                                                     Dec. 27, 1998      Dec. 28, 1997
=========================================================================================================================
Current             Long-term debt due within one year                                      $   29,905         $   33,348
Liabilities         Accounts payable                                                           157,708            138,897
                    Employee compensation and benefits                                         114,202            122,007
                    Contracts payable for broadcast rights                                     260,264            210,565
                    Deferred income                                                             55,097             53,065
                    Income taxes                                                                59,607              6,867
                    Accrued liabilities                                                        151,347            116,971
                    -----------------------------------------------------------------------------------------------------
                    Total current liabilities                                                  828,130            681,720
-------------------------------------------------------------------------------------------------------------------------
Long-Term Debt      (less portions due within one year)                                      1,616,256          1,521,453
-------------------------------------------------------------------------------------------------------------------------
Other               Deferred income taxes                                                      701,778            387,686
Non-Current         Contracts payable for broadcast rights                                     268,099            230,832
Liabilities         Compensation and other obligations                                         164,690            129,859
                    -----------------------------------------------------------------------------------------------------
                    Total other non-current liabilities                                      1,134,567            748,377
-------------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (see Notes 8 and 10)                                          -                  -
-------------------------------------------------------------------------------------------------------------------------
Shareholders'       Series B convertible preferred stock (without par value)
Equity                  Authorized: 1,600,000 shares
                        Issued and outstanding: 1,337,926 shares in 1998 and
                           1,386,572 shares in 1997 (liquidation value $220 per share)         293,203            303,864
                    Common stock (without par value)
                        Authorized: 400,000,000 shares; 163,543,316 shares issued                1,018              1,018
                    Additional paid-in capital                                                 209,474            201,401
                    Retained earnings                                                        2,819,474          2,506,292
                    Treasury stock (at cost)
                        44,127,511 shares in 1998 and 41,012,883 shares in 1997             (1,414,661)        (1,159,832)
                    Treasury Stock held by Tribune Stock Compensation Fund (at cost)
                        413,774 shares in 1998                                                 (26,602)                 -
                    Unearned compensation related to ESOP                                     (156,495)          (188,380)
                    Accumulated other comprehensive income                                     631,206            161,641
                    -----------------------------------------------------------------------------------------------------
                    Total shareholders' equity                                               2,356,617          1,826,004
                    -----------------------------------------------------------------------------------------------------
                    Total liabilities and shareholders' equity                              $5,935,570         $4,777,554
-------------------------------------------------------------------------------------------------------------------------

                                                                                                 Tribune Company and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands of dollars)                                                          Dec. 27, 1998    Dec. 28, 1997   Dec. 29, 1996
=================================================================================================================================
Operations    Net income                                                                $414,272         $393,625        $372,067
              Adjustments to reconcile net income to net cash
                provided by operations:
                     Discontinued operations of QUNO, net of tax                               -                -         (89,317)
                     Gain on sales of subsidiary and investments, net of write-downs    (119,119)        (111,824)              -
                     Depreciation and amortization of intangible assets                  195,568          172,513         142,893
                     Deferred income taxes                                                 7,904          (13,959)        (24,503)
                     Net loss on equity investments                                       33,980           34,696          13,281
                     Changes in working capital items
                       excluding effects from acquisitions:
                         Accounts receivable                                             (49,987)         (43,957)        (34,917)
                         Inventories, prepaid expenses and other current assets           (4,786)          (3,671)        (12,920)
                         Accounts payable, employee compensation and
                            benefits, deferred income and accrued liabilities             28,400           36,322           3,653
                         Income taxes                                                     52,514          (46,356)        (20,298)
                     Change in broadcast rights, net of liabilities                       (1,072)         (11,862)          7,554
                     Other, net                                                          (11,795)         (21,449)        (20,973)
              -------------------------------------------------------------------------------------------------------------------
              Net cash provided by operations                                            545,879          384,078         336,520
---------------------------------------------------------------------------------------------------------------------------------
Investments   Capital expenditures                                                      (139,710)        (103,845)        (93,324)
              Acquisitions                                                              (154,711)      (1,239,612)       (501,375)
              Investments                                                                (40,245)         (48,342)        (72,127)
              Proceeds from sales of investments and subsidiary stock                     51,585          402,473               -
              Increase in advances to investee                                           (52,244)          (1,514)              -
              Proceeds from sale of QUNO                                                       -                -         426,828
              Proceeds from mortgage note receivable from affiliate                            -                -          83,313
              Other, net                                                                 (12,622)           8,522          10,851
              -------------------------------------------------------------------------------------------------------------------
              Net cash used for investments                                             (347,947)        (982,318)       (145,834)
---------------------------------------------------------------------------------------------------------------------------------
Financing     Proceeds from issuance of long-term debt                                   469,878          626,375         470,000
              Repayments of long-term debt                                              (336,886)         (55,437)       (219,803)
              Sales of common stock to employees, net                                     46,129           57,145          51,256
              Purchases of treasury stock                                               (261,160)        (140,038)       (148,445)
              Purchases of treasury stock by Tribune Stock Compensation Fund             (68,988)               -               -
              Dividends                                                                 (101,090)         (97,357)        (92,423)
              -------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used for) financing                                 (252,117)         390,688          60,585
---------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Short-Term Investments                               (54,185)        (207,552)        251,271
              Cash and short-term investments, beginning of year                          66,618          274,170          22,899
              -------------------------------------------------------------------------------------------------------------------
              Cash and short-term investments, end of year                              $ 12,433         $ 66,618        $274,170
---------------------------------------------------------------------------------------------------------------------------------
Supplemental  Cash paid for:
Cash Flow          Interest (net of amounts capitalized)                                $ 87,320         $ 84,456        $ 44,324
Information        Income taxes                                                         $168,912         $285,656        $206,371
---------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                                    Tribune Company and Subsidiaries
Consolidated Statements of Shareholders' Equity

                                       Dec. 27, 1998                      Dec. 28, 1997                      Dec. 29, 1996
                            ---------------------------------- ---------------------------------- ----------------------------------
(In thousands,              Shareholders' Comprehensive        Shareholders' Comprehensive        Shareholders' Comprehensive
 except per share data)        Equity        Income     Shares    Equity        Income     Shares    Equity        Income     Shares
====================================================================================================================================
Retained Earnings
Balance, beginning of year   $2,506,292                          $2,210,024                         $1,930,380
Net income                      414,272     $414,272                393,625    $393,625                372,067    $372,067
                                            --------                           --------                           --------
Dividends declared
    Common ($.68/share in
     1998, $.64/share in
     1997 and $.60/share
     in 1996)                   (82,426)                            (78,646)                           (73,742)
    Preferred ($17.05/share)    (22,812)                            (23,641)                           (24,311)
Tax benefit on dividends
    paid the to ESOP (1)          4,148                               4,930                              5,630
                             ----------                          ----------                          ---------
Balance, end of year          2,819,474                           2,506,292                          2,210,024
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated Other
    Comprehensive Income
Balance, beginning of year      161,641                             118,813                            170,284
Change in unrealized gain
    on securities, net                       475,168                             42,828                            (70,659)
Foreign currency translation
     adjustment (2)                           (5,603)                                 -                             19,188
                                            --------                           --------                           --------
Other comprehensive income      469,565      469,565                 42,828      42,828                (51,471)    (51,471)
                                            --------                           --------                           --------
Comprehensive income                        $883,837                           $436,453                           $320,596
                             ----------     --------             ----------    --------             ----------    --------
Balance, end of year            631,206                             161,641                            118,813
-----------------------------------------------------------------------------------------------------------------------------------
Series B Convertible Preferred
    Stock
Balance, beginning of year      303,864                 1,387       312,470                 1,426      322,540                1,472
Redemptions of convertible
    preferred stock             (10,661)                  (49)       (8,606)                  (39)     (10,070)                 (46)
                             ----------               -------    ----------               -------   ----------              -------
Balance, end of year            293,203                 1,338       303,864                 1,387      312,470                1,426
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock and Additional
    Paid-In Capital
Balance, beginning of year      202,419               163,543       150,879               163,543      127,814              163,543
Redemptions of convertible
    preferred stock                (477)                    -           535                     -        1,120                    -
Shares issued under option
    and stock plans               8,550                     -        51,005                     -       21,945                    -
                             ----------               -------    ----------               -------   ----------              -------
Balance, end of year            210,492               163,543       202,419               163,543      150,879              163,543
-----------------------------------------------------------------------------------------------------------------------------------
Treasury Stock (at cost)
Balance, beginning of year   (1,159,832)              (41,013)   (1,034,012)              (40,598)    (923,828)             (38,440)
Redemptions of convertible
    preferred stock              11,138                   389         8,071                   314        8,950                  368
Purchases of treasury stock    (261,160)               (4,503)     (140,038)               (2,842)    (148,445)              (4,531)
Shares issued under option
    and stock plans              39,736                 1,671        91,221                 3,805       82,243                3,410
Shares tendered as payment
   for options exercised        (44,543)                 (672)      (85,074)               (1,692)     (52,932)              (1,405)
                             ----------               -------    ----------               -------   ----------              -------
Balance, end of year         (1,414,661)              (44,128)   (1,159,832)              (41,013)  (1,034,012)             (40,598)
-----------------------------------------------------------------------------------------------------------------------------------
Treasury Stock Held by Tribune
    Stock Compensation Fund
    (at cost)
Balance, beginning of year            -                     -             -                     -            -                    -
Purchases of treasury stock     (68,988)               (1,057)            -                     -            -                    -
Shares issued under option
    and stock plans              85,366                 1,297             -                     -            -                    -
Shares tendered as payment
    for options exercised       (42,980)                 (654)            -                     -            -                    -
                             ----------               -------    ----------               -------   ----------              -------
Balance, end of year            (26,602)                 (414)            -                     -            -                    -
-----------------------------------------------------------------------------------------------------------------------------------
Unearned Compensation (ESOP)
Balance, beginning of year     (188,380)                           (218,668)                          (247,281)
Repayment of ESOP debt           31,885                              30,288                             28,613
                             ----------                          ----------                         ----------
Balance, end of year           (156,495)                           (188,380)                          (218,668)
-----------------------------------------------------------------------------------------------------------------------------------
Total (3)                    $2,356,617               119,001    $1,826,004               122,530   $1,539,506              122,945
===================================================================================================================================

(1) Excludes the tax benefit on allocated preferred shares held by the ESOP, which is credited to income tax expense.
(2) In 1996, represents the write-off of the cumulative translation adjustment as a result of the sale of QUNO.
(3) For shares, total represents net common shares outstanding.

See Notes to Consolidated Financial Statements.

                                                Tribune Company and Subsidiaries


Notes To Consolidated Financial Statements

The significant accounting policies of Tribune Company and subsidiaries (the "Company"), as summarized below, conform with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. Certain prior year amounts have been reclassified to conform with the 1998 presentation.


--------------------------------------------------------------------------------
|  NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES                         |
--------------------------------------------------------------------------------

Fiscal Year -- The Company's fiscal year ends on the last Sunday in December. Fiscal years 1998, 1997 and 1996 all comprised 52 weeks.

Principles of Consolidation -- The consolidated financial statements include the accounts of Tribune Company and all majority-owned subsidiaries. Investments comprising 20 to 50 percent of the voting stock of companies and certain partnership interests are accounted for using the equity method. All other investments are generally accounted for using the cost method. All significant intercompany transactions are eliminated.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

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

Intangible Assets -- Intangible assets primarily represent the excess of cost over the fair market value of tangible net assets acquired. The excess cost related to net assets acquired since 1971 is being amortized on a straight-line basis over various periods. These periods range from 5 to 40 years for goodwill (with the majority being amortized over 40 years), 40 years for Federal Communications Commission ("FCC") licenses, and from 5 to 40 years for other intangible assets. Intangible assets of $23.5 million related to pre-1971 acquisitions are not being amortized as the Company believes there has been no diminution of value. The Company evaluates the carrying values of all intangible assets periodically in relation to the projected future undiscounted cash flows of the related businesses to determine whether impairment exists. Adjustments to net realizable value are made as needed; no such adjustments to intangible assets were required in the periods presented.

Investments -- The Company records its investments in debt and equity securities at their fair value, except for debt securities that the Company intends to hold to maturity and equity securities that are accounted for under the equity method or that are issued by private companies. All investments recorded at fair value have been classified as available for sale. The difference between cost and fair value, net of related tax effects, is recorded in the accumulated other comprehensive income component of shareholders' equity. The cost of securities sold is determined on an average cost basis.

Pension Plans -- Retirement benefits are provided to substantially all employees through pension plans sponsored either by the Company or by unions. Under the Company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is the Company's policy to fund the minimum for Company-sponsored pension plans as required by ERISA. Contributions made to union-sponsored plans are based upon collective bargaining agreements.

Income Taxes -- Provision is made for income taxes on undistributed earnings of foreign subsidiaries that are expected to be remitted to the U.S. parent company. No provision for income taxes, however, is made on undistributed earnings that are intended to be reinvested in facilities and other assets in the foreign countries for an indefinite period of time. The cumulative amount of unremitted earnings that has been reinvested indefinitely was immaterial as of December 27, 1998.

Foreign Currency Translation -- The assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated at average rates of exchange in effect during the year. Translation adjustments are included in the accumulated other comprehensive income component of shareholders' equity.

Stock-Based Compensation -- The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

New Accounting Pronouncements -- In 1998, the AICPA's Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal year 1999. SOP 98-1 requires companies to capitalize and amortize many of the costs associated with developing or obtaining software for internal use. The Company does not believe that the effect of adopting SOP 98-1 in fiscal year 1999 will have a material impact on its financial position or results of operations.

     In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal year 2000. This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires companies to recognize derivative instruments as either an asset or liability on the balance sheet at fair value. Changes in such fair value are required to be recognized in earnings to the extent the derivative is not effective as a hedge. This statement will apply to the Company's Debt Exchangeable for Common Stock securities (see Note 6) and the Company's underlying investment in The Learning Company common stock. The impact on the Company's financial statements will depend on a variety of factors, including future interpretative guidance from the FASB. Management is currently reviewing the impact of this new accounting pronouncement; however, the Company does not believe that the effect of adopting SFAS No. 133 will have a material impact on its financial position or results of operations.

Earnings Per Share -- In 1997, the Company adopted the provisions of SFAS No. 128, "Earnings per Share," which requires presentation on the face of the income statement of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed based on the assumption that all of the convertible preferred shares held by the Company's Employee Stock Ownership Plan ("ESOP") are converted into common shares (see Note 15). For purposes of calculating diluted earnings per share, net income is reduced by the additional ESOP contribution that would be required for ESOP debt service, and the weighted average number of shares outstanding is increased by (i) the additional common shares that would be issued upon conversion of the preferred shares based on the stated conversion rate plus any additional common shares that would have to be issued to meet the redemption price guarantee for all preferred shares that have been allocated to participants, and (ii) the effect of stock options.

     The computations of basic and diluted earnings per share from continuing operations were as follows:


(In thousands, except per share data)                                 1998          1997          1996
======================================================================================================
BASIC
Income from continuing operations                                 $414,272      $393,625      $282,750
Preferred dividends, net of tax                                    (18,782)      (18,798)      (18,786)
------------------------------------------------------------------------------------------------------
Net income from continuing operations
     attributable to common shares                                $395,490      $374,827      $263,964
Weighted average common shares outstanding                         121,214       122,879       122,842
------------------------------------------------------------------------------------------------------

Basic earnings per share from continuing operations               $   3.26      $   3.05      $   2.15
------------------------------------------------------------------------------------------------------

DILUTED
Income from continuing operations                                 $414,272      $393,625      $282,750
Additional ESOP contribution required assuming
     all preferred shares were converted, net of tax               (12,720)      (13,141)      (13,498)
------------------------------------------------------------------------------------------------------
Adjusted income from continuing operations                        $401,552      $380,484      $269,252
------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                         121,214       122,879       122,842
Assumed conversion of preferred shares into
     common shares                                                  10,692        11,093        11,407
Assumed exercise of stock options, net of common
     shares assumed repurchased with the proceeds                    1,556         1,491         1,816
------------------------------------------------------------------------------------------------------
Adjusted weighted average common shares outstanding                133,462       135,463       136,065
------------------------------------------------------------------------------------------------------

Diluted earnings per share from continuing operations             $   3.01      $   2.81      $   1.98
------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
|  NOTE 2: CHANGES IN OPERATIONS AND NON-RECURRING ITEMS                       |
--------------------------------------------------------------------------------

Acquisitions -- The Company completed acquisitions for cash totaling approximately $155 million in 1998, $1.2 billion in 1997 and $501 million in 1996. These acquisitions were accounted for as purchases. Accordingly, the results of these operations are included in the consolidated statements of income since their respective dates of acquisition.

     In January 1998, the Company acquired ownership of the North American Sunshine line of educational materials. In June 1998, the Company acquired the assets of television stations KTZZ-Seattle and WXMI-Grand Rapids, with a fair value of approximately $179 million, in exchange for its WQCD radio station in New York and cash. In September 1998, the Company purchased South Florida Newspaper Network Inc., which published 33 weekly newspapers in south Florida.

     In March 1997, the Company acquired Renaissance Communications Corp., a publicly traded company that owned six television stations, for $1.1 billion in cash. The stations acquired were KDAF-Dallas, WBZL-Miami (formerly WDZL), KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The FCC order granting the Company's application to acquire the Renaissance stations scontained waivers of two FCC rules. First, the FCC temporarily waived its duopoly rule relating to the overlap of WTIC's and WPMT's broadcast signals with those of other Tribune stations. The temporary waivers were granted subject to the outcome of pending FCC rulemaking that is expected to make such duopoly waivers unnecessary. Second, the FCC granted a 12-month waiver of its rule prohibiting television/newspaper cross-ownership in the same market, which relates to the Miami television station and the Fort Lauderdale Sun-Sentinel newspaper. The FCC subsequently issued a rule review to consider modifying its cross-ownership rule. In March 1998, the FCC granted the Company a waiver extension to allow continued ownership of both the Miami television station and the Sun-Sentinel newspaper until the rule review was concluded. The Company cannot predict the outcome of the FCC duopoly rulemaking or cross-ownership rule review.

     Also in 1997, the Company acquired Shortland Publications Limited, a New Zealand-based company that publishes reading, language arts, science and social studies materials for several international elementary school markets (in September for $32 million), and approximately 80% of Landoll, Inc., a publisher of children's books for the mass market (in December for $77 million).

     Acquisitions in 1996 were all completed for cash and included Houston television station KHTV (in January for $102 million); the remaining minority interest in Philadelphia television station WPHL (in February for $23 million); Educational Publishing Corporation, a publisher of supplemental and core curriculum education materials through its Creative Publications and Ideal/Instructional Fair divisions (in March for $205 million); NTC Publishing Group, a publisher of trade books and educational products (in March for $83 million); and San Diego television station KSWB (in April for $72 million).

     Supplemental cash flow information for the 1998, 1997 and 1996 acquisitions is summarized in the table below:


Acquisitions (in thousands)                     1998           1997        1996
===============================================================================
Fair value of assets acquired (1)           $184,506     $1,396,753    $547,044
Liabilities assumed                          (29,795)      (157,141)    (45,669)
-------------------------------------------------------------------------------
Net cash paid                               $154,711     $1,239,612    $501,375
-------------------------------------------------------------------------------
(1) Includes intangible assets, net of acquisition-related deferred taxes.


     In August 1998, the Company reached an agreement with Meredith Corporation to acquire the assets of television station KCPQ-Seattle in exchange for the assets of the Company's WGNX-Atlanta television station and cash. On March 1, 1999 and in a three-way transaction, Meredith purchased KCPQ from Kelly Television Co. and then exchanged the station for WGNX. The divestiture of WGNX will be accounted for as a sale and the acquisition of KCPQ will be recorded as a purchase. The Company will record the assets of KCPQ at fair market value, which will result in an estimated pretax gain of $350 million in the first quarter of 1999. Current FCC regulations preclude the Company from owning both KCPQ and the Company's KTZZ-Seattle television station. As part of the transaction, the Company transferred the assets of KTZZ into a disposition trust. Pursuant to the terms of the disposition trust, an independent trustee is charged with finding a buyer for KTZZ by September 1, 1999.

Non-Recurring Items -- In 1998, the Company sold its WQCD radio station subsidiary, sold a portion of its investment portfolio and wrote down certain investments. In the aggregate, the sales of the subsidiary and investments, net of write-downs, resulted in a pretax gain of $119.1 million and increased diluted earnings per share by $.48. These non-recurring items are summarized as follows:

                                                     Shares                        Pretax       Diluted
1998 (in thousands, except per share data)            Sold       Proceeds           Gain          EPS
=======================================================================================================
Sale of WQCD subsidiary                                  -        $     -        $ 85,168        $.32
Sales of common stock
  America Online                                        150        13,949          13,902         .06
  The Learning Company                                  611        16,552          11,128         .05
Other sales of investments, net of write-downs                     21,084           8,921         .05
-----------------------------------------------------------------------------------------------------
Sales of subsidiary and investments,
  net of write-downs                                              $51,585        $119,119        $.48
-----------------------------------------------------------------------------------------------------


     In December 1997, the Company signed an agreement with Emmis Broadcasting Corporation to exchange substantially all of the assets of the Company's WQCD radio station in New York and cash for the assets of television stations KTZZ-Seattle and WXMI-Grand Rapids. Emmis agreed to acquire these television stations as part of its acquisition of Dudley Communications Corporation. The exchange was completed in June 1998. The divestiture of WQCD was accounted for as a sale and the acquisition of the television stations was recorded as a purchase. The transaction resulted in a pretax gain of $85.2 million, or $.32 per diluted share.

     In 1997, the Company sold a portion of its investment portfolio and wrote down certain investments. In the aggregate, these sales of investments, net of write-downs, resulted in a pretax gain of $111.8 million and increased diluted earnings per share by $.51. These non-recurring items are summarized as follows:

                                                     Shares                        Pretax       Diluted
1997 (in thousands, except per share data)            Sold       Proceeds        Gain (Loss)      EPS
=======================================================================================================
Sales of common stock
  America Online                                      2,560      $134,259        $131,107        $.60
  CheckFree                                           2,158        46,161          35,294         .16
  Open Market                                         1,010        13,825          11,313         .05
  Gemstar International                                 680        16,478          10,027         .05
The Learning Company
  Sale of convertible notes                                       123,000           6,641         .03
  Write-down of stock                                                   -         (77,266)       (.35)
Other sales of investments, net of write-downs                      9,000          (5,292)       (.03)
-------------------------------------------------------------------------------------------------------
Sales of investments, net of write-downs                         $342,723        $111,824        $.51
-------------------------------------------------------------------------------------------------------


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

     In March 1997, the Company sold its Farm Journal subsidiary for approximately $17 million in cash. The Company had acquired Farm Journal in 1994 for approximately $17 million. In June 1997, the Company completed the sale of a building in Fort Lauderdale, which is approximately 35% occupied by the Company's Sun-Sentinel newspaper subsidiary. The Company received proceeds of approximately $43 million and deferred, under sale and leaseback accounting rules, the pretax gain of approximately $11 million, which is being amortized over the Sun-Sentinel's 14-year lease term.

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

Pro Forma Information -- Unaudited 1998 and 1997 pro forma results of operations are shown below. The pro forma information was prepared assuming the 1998 and 1997 acquisitions, investments and dispositions of subsidiaries discussed above had occurred as of the beginning of each year. The pro forma results may not be indicative of the results that would have been reported if the transactions had actually occurred at the beginning of each year presented, or of results that may be attained in the future. Unaudited pro forma results do not reflect any synergies anticipated by the Company as a result of the acquisitions.

                                                           1998                             1997
                                               --------------------------       --------------------------
(In thousands, except per share data)          As Reported      Pro Forma       As Reported      Pro Forma
==========================================================================================================
Operating revenues                              $2,980,889     $3,010,606        $2,719,780     $2,872,290
Net income                                        $414,272       $411,379          $393,625       $379,187
Diluted earnings per share                           $3.01          $2.99             $2.81          $2.70
----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
|  NOTE 3:  INVENTORIES                                                        |
--------------------------------------------------------------------------------

(In thousands)                    Dec. 27, 1998       Dec. 28, 1997
===================================================================
Finished goods                          $74,631             $78,058
Newsprint (at LIFO)                      12,207              11,653
Supplies and other                       12,167               9,780
-------------------------------------------------------------------
Total inventories                       $99,005             $99,491
-------------------------------------------------------------------


Newsprint inventories are valued under the LIFO method and were less than current cost by approximately $9.9 million at December 27, 1998 and $10.5 million at December 28, 1997. Finished goods primarily include books and supplemental educational materials.


--------------------------------------------------------------------------------
|  NOTE 4:  INTANGIBLE ASSETS                                                  |
--------------------------------------------------------------------------------

Intangible assets consisted of the following:

(In thousands)                            Dec. 27, 1998       Dec. 28, 1997
===========================================================================
Goodwill                                     $1,818,592          $1,720,622
FCC licenses                                    542,803             450,024
Other                                           716,418             626,602
---------------------------------------------------------------------------
Total intangible assets                       3,077,813           2,797,248
Less accumulated amortization                  (373,820)           (294,179)
---------------------------------------------------------------------------
Net intangible assets                        $2,703,993          $2,503,069
---------------------------------------------------------------------------

--------------------------------------------------------------------------------
|  NOTE 5:  INVESTMENTS                                                        |
--------------------------------------------------------------------------------

Investments consisted of the following:

(In thousands)                            Dec. 27, 1998        Dec. 28, 1997
============================================================================
Cost method investments                      $1,058,580             $283,826
Equity method investments                        48,597               58,153
Debt securities                                 142,802              139,565
----------------------------------------------------------------------------
Total investments                            $1,249,979             $481,544
----------------------------------------------------------------------------


     At December 27, 1998, the Company's investments included primarily cost method investments in public companies and equity method investments in private companies as shown below.


      COST METHOD INVESTMENTS                     EQUITY METHOD INVESTMENTS
-------------------------------------       ------------------------------------
Public                            %         Private                          %
Companies                       Owned       Companies                      Owned
================================================================================
America Online, Inc.             1.1%       CareerPath.com LLC               17%
Excite, Inc.                     2.6%       Central Florida News 13          50%
The Learning Company, Inc.       3.7%       Classified Ventures LLC          17%
Peapod, Inc.                     9.3%       Digital City, Inc.               20%
                                            ImageBuilder Software, Inc.      22%
                                            Qwest Broadcasting LLC           33%
                                            TV Food Network                  29%
                                            The WB Television Network        25%
--------------------------------------------------------------------------------


     The Company's current investment in Qwest Broadcasting is comprised of a 33% equity interest and $75 million in convertible notes and accrued interest. The notes bear interest at 6%, are convertible into an additional 47% equity interest and may only be converted when and if FCC regulations permit such conversion.

     Accounts receivable included advances to an investee which totaled $53.8 million at December 27, 1998 and $1.5 million at December 28, 1997. The Company's advances were fully repaid in January 1999.

     For investments recorded at fair value under SFAS No. 115, the aggregate cost basis, net unrealized gain and fair value were as follows:

                                               December 27, 1998                         December 28, 1997
                                      -----------------------------------      -----------------------------------
                                       Cost      Unrealized       Fair          Cost       Unrealized       Fair
(In thousands)                         Basis        Gain          Value         Basis         Gain          Value
==================================================================================================================
Marketable equity securities          $58,345     $971,374     $1,029,719      $64,465      $198,862      $263,327
Debt securities                        76,425       66,377        142,802       72,460        67,105       139,565
------------------------------------------------------------------------------------------------------------------


     In June 1997, the Company concluded that the decline in the value of its $123.5 million investment in The Learning Company ("TLC") common stock was other than temporary and wrote down the investment to the then fair market value of $46.2 million in accordance with SFAS No. 115. The write-down resulted in a non-cash, pretax loss of $77.3 million and is included in "Sales of subsidiary and investments, net of write-downs" in the 1997 consolidated statement of income (see Note 2). In 1998, the Company sold .6 million shares of TLC stock (see Note 2). The remaining TLC investment is related to the Company's Debt Exchangeable for Common Stock securities (see Note 6) and had a fair value of $118.5 million at December 27, 1998.

     The difference between cost and fair value, net of related tax effects, is recorded in the accumulated other comprehensive income component of shareholders' equity and amounted to a net gain of $630.7 million at December 27, 1998 and $161.6 million at December 28, 1997.

--------------------------------------------------------------------------------
|  NOTE 6:  LONG-TERM DEBT                                                     |
--------------------------------------------------------------------------------

Long-term debt consisted of the following:


(In thousands)                                                  Dec. 27, 1998     Dec. 28, 1997
===============================================================================================
Promissory notes, weighted average
     interest rates of 5.1% and 5.9%                               $  150,643        $  476,375
Medium-term notes, weighted average
     interest rates of 6.2% and 6.6%, due 1998-2008                 1,118,115           786,300
6.25% notes due 2026, putable to the Company
     at par in 2001                                                   100,000           100,000
6.25% Debt Exchangeable for Common Stock securities,
     due 2001                                                         118,450                 -
8.4% guaranteed ESOP notes, due 1998-2003                             156,495           184,187
8.19% guaranteed ESOP note, due 1998                                        -             4,193
Other notes and obligations                                             2,458             3,746
-----------------------------------------------------------------------------------------------
Total debt                                                          1,646,161         1,554,801
Less portions due within one year                                     (29,905)          (33,348)
-----------------------------------------------------------------------------------------------
Long-term debt                                                     $1,616,256        $1,521,453
-----------------------------------------------------------------------------------------------


Medium-Term Notes -- The Company has issued all of its $200 million Series B, $500 million Series C and $500 million Series D medium-term notes. Notes issued under this program generally have maturities from 3 to 30 years and may not be redeemed by the Company prior to maturity. As part of the Series D medium-term note program, the Company sold $100 million of 6.25% notes in 1996 that mature in 2026. These notes may be put back to the Company in 2001 at 100% of the principal amount, plus accrued interest. The proceeds from the sale of the notes have been used for general corporate purposes. In 1998, the Company began offering up to $500 million of its Series E medium-term notes, of which $464 million were issued and outstanding as of December 27, 1998. These notes have maturities from 3 to 10 years and may not be redeemed by the Company prior to maturity. As part of the Series E medium-term note program, the Company issued $128.5 million of Debt Exchangeable for Common Stock securities ("DECS").

     In 1998, the Company's registration statement for $500 million of Series F medium-term notes was declared effective by the Securities and Exchange Commission. No Series F medium-term notes were issued during 1998.

Debt Exchangeable for Common Stock Securities -- In 1998, the Company issued 4.6 million of DECS with a principal amount of approximately $128.5 million related to its investment in The Learning Company ("TLC") common stock. At maturity, the DECS will be repaid using shares of TLC common stock or, at the Company's option, the cash equivalent thereof. The number of TLC shares due at maturity, or the cash equivalent thereof, is based on the fair market value of the TLC common stock, adjusted using a predetermined formula that allocates a portion of the appreciation, if any, to the Company. Holders of the DECS bear the full risk of a decline in the value of TLC common stock. The DECS are recorded at maturity value in the consolidated financial statements. The maturity value of the DECS obligation will move in accordance with changes in the fair market value of TLC common stock, except for the appreciation that is allocated to the Company. At December 27, 1998, the maturity value of the DECS, based on the fair market value of TLC common stock of $25.75 per share, was $118.5 million. The difference between the DECS face value and maturity value, net of related tax effects, is recorded in the accumulated other comprehensive income component of shareholders' equity and amounted to a net gain of $6.1 million at December 27, 1998. In December 1998, TLC announced a merger with Mattel, Inc. Upon completion of the merger, shares of TLC common stock will be exchanged for shares of Mattel at an agreed upon exchange ratio. This transaction will not affect the terms of the DECS and the DECS will be repaid at maturity with Mattel shares, or the cash equivalent thereof.

ESOP Notes -- The notes issued by the Company's ESOP are unconditionally guaranteed by the Company as to payment of principal and interest (see Note 15). Therefore, the unpaid balance of these borrowings is reflected in the accompanying consolidated balance sheets as long-term debt. An amount equivalent to the unpaid balance of these borrowings, representing unearned employee compensation, is recorded as a reduction of shareholders' equity.

Other -- In 1999, the Company intends to refinance $150.6 million of promissory notes and $32.0 million of Series C medium-term notes scheduled to mature in 1999 and has the ability to do so on a long-term basis through existing revolving credit agreements. Accordingly, these notes were classified as long-term and treated as maturing in fiscal year 2001. The Company has revolving credit agreements with a number of banks in an aggregate amount of $1.2 billion, extending to December 31, 2001, which are fully available to support the issuance of promissory notes. These agreements contain various interest rate options and provide for annual fees based on a percentage of the commitment. Such fees totaled approximately $1.0 million in 1998 and 1997 and $.5 million in 1996.

     Certain debt agreements limit the amount of secured debt the Company can incur without equally and ratably securing additional borrowings under those agreements.

Maturities -- Debt at December 27, 1998 matures as shown below:

Maturities (in thousands)
============================
1999              $   29,905
2000                  80,222
2001                 437,284
2002                  92,809
2003                  92,762
Thereafter           913,179
----------------------------
Total             $1,646,161
----------------------------

--------------------------------------------------------------------------------
|  NOTE 7:  CONTRACTS PAYABLE FOR BROADCAST RIGHTS                             |
--------------------------------------------------------------------------------

Contracts payable for broadcast rights are classified as current or long-term liabilities in accordance with the payment terms of the contracts. Required payments under contractual agreements for broadcast rights recorded at December 27, 1998 are shown in the table below:

(In thousands)
============================
1999                $260,264
2000                 153,212
2001                  90,897
2002                  19,588
2003                   3,449
Thereafter               953
----------------------------
Total               $528,363
----------------------------


--------------------------------------------------------------------------------
|  NOTE 8:  CONTINGENCIES AND LEGAL PROCEEDINGS                                |
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
|  NOTE 9:  FAIR VALUE OF FINANCIAL INSTRUMENTS                                |
--------------------------------------------------------------------------------

Estimated fair values and carrying amounts of the Company's financial instruments were as follows:

                                                         December 27, 1998                December 28, 1997
                                                    -------------------------         ------------------------
                                                       Fair          Carrying           Fair          Carrying
(In thousands)                                         Value          Amount            Value          Amount
==============================================================================================================
Cost method investments                             $1,061,495     $1,058,580         $ 282,081      $ 283,826
Debt securities                                        142,802        142,802           139,565        139,565
Debt                                                 1,684,260      1,646,161         1,575,421      1,554,801
Contracts payable for broadcast rights                 502,999        528,363           403,588        441,397
--------------------------------------------------------------------------------------------------------------


     The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

Cost Method Investments and Debt Securities -- Cost method investments in public companies and debt securities were recorded at fair value in the consolidated balance sheets (see Notes 1 and 5). Cost method investments in private companies were recorded at cost, and fair value was generally estimated based on prices recently paid for shares in those companies.

Debt -- Fair value was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms.

Contracts Payable for Broadcast Rights -- Fair value was estimated using the discounted cash flow method.


--------------------------------------------------------------------------------
|  NOTE 10  COMMITMENTS                                                        |
--------------------------------------------------------------------------------

The Company has entered into commitments for broadcast rights that are not currently available for broadcast and are therefore not included in the financial statements. These commitments totaled $431 million at December 27, 1998. Payments for broadcast rights generally commence when the programs become available for broadcast.

     The Company had commitments totaling $93 million at December 27, 1998 related to the purchase of inventory, property, plant and equipment and talent contracts.

     The Company leases certain equipment and office and production space under various operating leases. Rental expense totaled $32.0 million in 1998, $31.3 million in 1997 and $28.1 million in 1996. Future minimum rental commitments under non-cancelable operating leases are shown in the table below:

Lease Commitments (in thousands)
===============================
1999                   $ 30,985
2000                     25,062
2001                     23,715
2002                     21,442
2003                     17,732
Thereafter               63,507
-------------------------------
Total                  $182,443
-------------------------------


     The Company has guaranteed certain obligations of affiliates totaling $23.9 million at December 27, 1998.

--------------------------------------------------------------------------------
|  NOTE 11:  INCOME TAXES                                                      |
--------------------------------------------------------------------------------

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes from continuing operations reported in the consolidated statements of income:


(In thousands)                                                       1998           1997           1996
=======================================================================================================
Income from continuing operations before income taxes            $705,089       $659,000       $474,413
-------------------------------------------------------------------------------------------------------
Federal income taxes at 35%                                      $246,781       $230,650       $166,045
State and local income taxes, net of federal tax benefit           39,951         34,653         27,747
Other                                                               4,085             72         (2,129)
-------------------------------------------------------------------------------------------------------
Income taxes reported                                            $290,817       $265,375       $191,663
Effective tax rate                                                  41.2%          40.3%          40.4%
-------------------------------------------------------------------------------------------------------


     Components of income tax expense charged to income from continuing operations were as follows:


(In thousands)                                                       1998           1997           1996
=======================================================================================================
Currently payable:     U.S. federal                              $204,296       $233,640       $165,169
                       State and local                             56,650         57,060         47,491
-------------------------------------------------------------------------------------------------------
                                                                  260,946        290,700        212,660
-------------------------------------------------------------------------------------------------------
Deferred:              U.S. federal                                24,237        (21,577)       (18,360)
                       State and local                              5,634         (3,748)        (2,637)
-------------------------------------------------------------------------------------------------------
                                                                   29,871        (25,325)       (20,997)
-------------------------------------------------------------------------------------------------------
Total                                                            $290,817       $265,375       $191,663
-------------------------------------------------------------------------------------------------------


     Significant components of the Company's net deferred tax liabilities were as follows:


(In thousands)                                                          Dec. 27, 1998     Dec. 28, 1997
=======================================================================================================
Net properties                                                              $  71,057         $  75,832
Net intangible assets                                                         293,756           280,123
Pensions                                                                        8,960             7,824
Unrealized gain on investments                                                411,005           104,326
Other future taxable items                                                        789             2,020
-------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                785,567           470,125
-------------------------------------------------------------------------------------------------------
Broadcast rights                                                              (15,937)          (24,690)
Postretirement and postemployment benefits other than pensions                (16,073)          (15,770)
Deferred compensation                                                         (21,577)          (18,985)
Other accrued liabilities                                                     (21,312)          (24,097)
Accrued employee compensation and benefits                                    (22,448)          (23,960)
Accounts receivable                                                           (16,890)          (17,417)
Other investments                                                             (10,665)          (16,113)
Other future deductible items                                                 (32,222)          (19,809)
-------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                    (157,124)         (160,841)
-------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                  $ 628,443         $ 309,284
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
|  NOTE 12:  EMPLOYEE PENSION PLANS                                            |
--------------------------------------------------------------------------------

In connection with the establishment of the ESOP, the Company amended, effective January 1989, its Company-sponsored pension plan for employees not covered by a collective bargaining agreement. The pension plan continued to provide substantially the same pension benefits as under the pre-amended plan until December 1998. After that date, the plan provides that the pension benefit credits be frozen in terms of pay and service. The Company also maintains several small plans for other employees.

     In 1998, the Company adopted the provisions of SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." The adoption had no effect on the financial position or the results of operations of the Company.

     Following is a reconciliation of the change in the plans' prepaid benefit cost:


(In thousands)                                        Dec. 27, 1998       Dec. 28, 1997
=======================================================================================
Change in benefit obligation:
Benefit obligation, beginning of year                      $334,487            $305,792
Service cost                                                 10,033               9,149
Interest cost                                                24,173              22,656
Plan amendments                                               1,340                 227
Actuarial loss                                               32,099              14,329
Benefits paid                                               (18,201)            (17,666)
---------------------------------------------------------------------------------------
Benefit obligation, end of year                             383,931             334,487
---------------------------------------------------------------------------------------
Change in plans' assets:
Fair value of plans' assets, beginning of year              418,856             365,740
Actual return on plans' assets                               69,973              70,240
Employer contributions                                          450                 542
Benefits paid                                               (18,201)            (17,666)
---------------------------------------------------------------------------------------
Fair value of plans' assets, end of year                    471,078             418,856
---------------------------------------------------------------------------------------
Funded status of the plans                                   87,147              84,369
Unrecognized net actuarial gain                             (45,440)            (41,703)
Unrecognized prior service cost                               1,545                 213
Unrecognized transition asset                                (7,409)             (8,979)
---------------------------------------------------------------------------------------
Prepaid benefit cost                                       $ 35,843            $ 33,900
---------------------------------------------------------------------------------------


     The components of net periodic benefit cost (credit) were as follows:

(In thousands)                                  1998         1997         1996
==============================================================================
Service cost                                $ 10,033     $  9,149     $ 10,093
Interest cost                                 24,173       22,656       21,783
Expected return on plans' assets             (34,128)     (31,299)     (29,199)
Recognized actuarial gain                         (9)         (22)         465
Amortization of prior service costs                8          (11)         135
Amortization of transition asset              (1,570)      (1,571)      (1,571)
------------------------------------------------------------------------------
Net periodic benefit cost (credit)          $ (1,493)    $ (1,098)    $  1,706
------------------------------------------------------------------------------

     The plans' assets consist primarily of listed common stocks and bonds. In determining the plans' benefit obligation, the weighted average assumed discount rate used was 6.75% in 1998 and 7.25% in 1997, while the assumed average rate of increase in future salary levels was 4.0% in 1998 and 5.0% in 1997. The weighted average expected long-term rate of return on assets used in determining net pension expense or credit was 9.5% in 1998 and 1997. Total pension expense for union-sponsored pension plans was $6.0 million in 1998, $6.1 million in 1997 and $5.7 million in 1996. The Company's portion of assets and liabilities for multi-employer union pension plans is not determinable.


--------------------------------------------------------------------------------
|  NOTE 13:  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS                       |
--------------------------------------------------------------------------------

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

     Following is a reconciliation of the plans' accrued benefit cost:


(In thousands)                                Dec. 27, 1998       Dec. 28, 1997
===============================================================================
Change in benefit obligation:
Benefit obligation, beginning of year               $46,063             $44,449
Service cost                                            278                 309
Interest cost                                         3,201               3,302
Actuarial loss                                          670                 520
Benefits paid                                        (2,713)             (2,517)
-------------------------------------------------------------------------------
Benefit obligation, end of year                      47,499              46,063
-------------------------------------------------------------------------------
Unrecognized net loss                                  (781)               (111)
Unrecognized prior service cost                         (79)                (85)
-------------------------------------------------------------------------------
Accrued benefit cost                                $46,639             $45,867
-------------------------------------------------------------------------------


     The components of net periodic benefit cost were as follows:

(In thousands)                                   1998         1997         1996
===============================================================================
Service cost                                   $  278       $  309       $  259
Interest cost                                   3,201        3,302        3,244
Amortization of prior service cost                  6            7            6
-------------------------------------------------------------------------------
Net periodic benefit cost                      $3,485       $3,618       $3,509
-------------------------------------------------------------------------------

     In determining the plans' benefit obligation, the weighted average assumed discount rate used was 6.75% in 1998 and 7.25% in 1997. For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 7.0% for 2002 and remain at that level thereafter.

     Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(In thousands)                             1% Increase      1% Decrease
=======================================================================
Service cost and interest cost                $  266          $  (245)
Benefit obligation                            $3,424          $(3,143)
-----------------------------------------------------------------------


--------------------------------------------------------------------------------
|  NOTE 14:  CAPITAL STOCK                                                     |
--------------------------------------------------------------------------------

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

     At February 9, 1999, there were approximately 5,800 holders of record of the Company's common stock.

Treasury Stock -- The Board from time to time has authorized the repurchase of shares of the Company's common stock in the open market or through private transactions to be used for employee benefit programs and other purposes. At December 27, 1998, the Company had authorization to repurchase 1.6 million shares and an additional $500 million of its common stock in the open market.

Treasury Stock Held by Tribune Stock Compensation Fund -- In July 1998, the Company established the Tribune Stock Compensation Fund ("TSCF") to purchase common stock of the Company for the purpose of funding certain existing stock-based compensation plans. In 1998 and as part of the treasury stock repurchase authorization, the TSCF purchased 1.1 million shares of the Company's common stock for $69 million. At December 27, 1998, .4 million shares were available for future funding. Any shares acquired by the TSCF that are not utilized must be disposed of by July 2002.

Share Purchase Rights Plan -- In December 1997, the Company adopted a Share Purchase Rights Plan that replaced a similar agreement. The plan provides for a dividend of one right on each outstanding share of the Company's common stock. Each right will entitle stockholders to buy one one-hundredth of a share of Series A Junior Participating preferred stock at an exercise price of $250. These rights expire January 5, 2008. The rights have no voting rights and are not exercisable until 10 days after the occurrence of certain triggering events, upon which the holders of the rights are entitled to purchase either the common stock of an acquiror or additional common stock of the Company at a discounted price. The rights are redeemable at the option of the Company for $.01 per right. The Company has established a series of 2 million shares of Series A Junior Participating Preferred Stock in connection with the plan, none of which have been issued.

--------------------------------------------------------------------------------
|  NOTE 15:  INCENTIVE COMPENSATION AND STOCK PLANS                            |
--------------------------------------------------------------------------------

Employee Stock Ownership Plan (ESOP) -- In 1988, the Company established an ESOP as a long-term employee benefit plan. In connection therewith, the ESOP purchased, in 1988 and 1989, approximately 1.6 million common shares and 1.59 million Series B convertible preferred shares for an aggregate of $375 million. The ESOP provides for the awarding of shares of the Company's preferred and common stock on a noncontributory basis to eligible employees of the Company not covered by a collective bargaining agreement. At December 27, 1998, 10.7 million shares of common stock were reserved for issuance in connection with this plan.

     Shares of stock held by the ESOP have been placed with the ESOP Trustee and are allocated to eligible employees annually. These common and preferred shares are allocated in the same proportion that the current year's principal and interest payments bear to the total principal and interest to be paid over the lives of the related borrowings. Each preferred share is convertible into eight shares of the Company's common stock. The ESOP Trustee must convert the preferred shares when making distributions to participants upon their withdrawal from the ESOP. If at the time of such conversion the price of the Company's common stock is below $27.50 per share, the Company must, at its option, either pay the difference in cash or issue additional common stock. At December 27, 1998, preferred shares allocated and committed to be released were 723,893 and 110,380, respectively, and common shares allocated and committed to be released were 1,106,494 and 154,036.

     The Company recognizes expense for this plan based upon cash contributions it makes to the ESOP. The ESOP services its debt requirements with amounts received from preferred dividends, a portion of the common dividends and Company contributions. The table below summarizes ESOP debt service activity for the three years ended December 27, 1998.


ESOP Debt (in thousands)                   1998           1997           1996
=============================================================================
Debt Requirements
     Principal                          $31,885        $30,288        $28,613
     Interest                            15,731         18,274         20,676
-----------------------------------------------------------------------------
Total                                   $47,616        $48,562        $49,289
-----------------------------------------------------------------------------
Debt Service
     Dividends                          $23,673        $24,460        $24,589
     Company cash contributions          23,943         24,102         24,700
-----------------------------------------------------------------------------
Total                                   $47,616        $48,562        $49,289
-----------------------------------------------------------------------------


Savings Incentive Plan -- The Company maintains various qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The Savings Incentive Plan provides for uniform employer contributions to eligible employees of $.25 for each $1.00 contributed by participants up to 4% of the participants' eligible compensation. This plan allows participants to invest their savings in various investments including the Company's common stock. Company contributions to this plan were $3.3 million in 1998 and 1997 and $3.0 million in 1996. The Company had 800,000 shares of common stock reserved for possible issuance under this plan at December 27, 1998.

Employee Stock Purchase Plan -- This plan permits eligible employees to purchase up to 8 million shares of the Company's common stock at 85% of market price. The Company's only expense relating to this plan is for its administration. During 1998, 1997 and 1996, 215,823, 215,424 and 230,688 shares, respectively, were sold to employees under this plan. As of December 27, 1998, a total of 3.7 million shares were available for sale. The weighted average fair value of shares sold in 1998 was $63.07.

1997 Incentive Compensation Plan -- In 1997, the 1992 Long-Term Incentive Plan was terminated and replaced with the 1997 Incentive Compensation Plan. At December 27, 1998, remaining options outstanding under the 1992 plan totaled 4.6 million shares, of which 3.1 million shares were exercisable. No further awards were made under the 1992 plan and remaining options vested in 1998. The 1997 plan provides for the granting of awards to eligible employees in any one or combination of stock options, performance equity program awards and annual management incentive program bonuses. At December 27, 1998, options outstanding under the 1997 plan totaled 4.4 million shares, of which .4 million shares were exercisable. At December 27, 1998, a total of 13.6 million shares were available for award under the 1997 plan.

     Under the stock option portion of the 1997 plan, the option price may not be less than the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 10 years after the date the option is granted. General awards under the 1997 plan vest in annual 25% increments beginning one year from the date of the grant. Replacement options may be granted under the 1997 plan in connection with a participant's payment of part or all of the exercise price of a stock option and related tax withholding obligations with previously acquired shares of common stock.

     The performance equity portion of the 1997 plan provides for the awarding of common stock to key employees if certain financial goals are met over a period not less than two years. The Company recorded $4.5 million and $4.2 million of expense in 1998 and 1997, respectively, related to this portion of the plan.

     A combined summary of stock option activity and weighted average prices follows:

                                              1998                       1997                       1996
                                     ----------------------     ----------------------     ----------------------
                                              Weighted Avg.              Weighted Avg.              Weighted Avg.
(Shares in thousands)                Shares  Exercise Price     Shares  Exercise Price     Shares  Exercise Price
=================================================================================================================
Outstanding, beginning of year        8,188          $40.50      8,406          $30.68      8,906          $27.30
Granted                               4,131          $67.33      3,902          $51.89      2,965          $36.46
Exercised                            (3,209)         $35.92     (3,973)         $31.12     (3,370)         $26.88
Canceled                               (128)         $52.33       (147)         $37.67        (95)         $31.12
-----------------------------------------------------------------------------------------------------------------
Outstanding, end of year              8,982          $54.36      8,188          $40.50      8,406          $30.68
-----------------------------------------------------------------------------------------------------------------
Exercisable, end of year              3,492          $39.30      2,930          $27.74      4,017          $26.05
-----------------------------------------------------------------------------------------------------------------


     The following table summarizes information about stock options outstanding and options exercisable at December 27, 1998 (shares in thousands).

                                       Options Outstanding                       Options Exercisable
                         --------------------------------------------       ----------------------------
Range of                    Number      Weighted Avg.    Weighted Avg.         Number      Weighted Avg.
Exercise Prices          Outstanding   Remaining Life   Exercise Price      Exercisable   Exercise Price
========================================================================================================
$19.31-$34.81               2,148           6.29            $30.77             2,148          $30.77
$35.06-$66.50               3,306           6.58            $54.39             1,324          $53.61
$66.56-$73.50               3,528           8.01            $68.43                20          $68.13
--------------------------------------------------------------------------------------------------------

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


                                         1998                       1997                       1996
(In thousands, except          -----------------------    -----------------------    ------------------------
per share data)                As Reported   Pro Forma    As Reported   Pro Forma    As Reported    Pro Forma
=============================================================================================================
Net income                        $414,272    $391,715       $393,625    $377,262       $372,067     $361,116
Net income attributable
  to common shares                $395,490    $372,933       $374,827    $358,464       $353,281     $342,330
Diluted earnings per share           $3.01       $2.84          $2.81       $2.69          $2.64        $2.55
-------------------------------------------------------------------------------------------------------------


     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to 1995, the pro forma compensation cost in 1996 is not representative of such cost in future years.

     In determining the pro forma compensation cost, the weighted average fair value of options granted at date of grant was estimated to be $14.95 in 1998, $11.70 in 1997 and $8.06 in 1996, using the Black-Scholes option pricing model. The following weighted-average assumptions were used for general awards and replacement options:

                                            1998                        1997                        1996
                                 ------------------------      ----------------------      ----------------------
                                   General    Replacement      General    Replacement      General    Replacement
                                    Awards      Options         Awards      Options         Awards      Options
=================================================================================================================
Risk-free interest rate               5.6%         5.5%           6.1%         5.8%           6.7%         6.5%
Expected dividend yield               1.5%         1.5%           1.6%         1.6%           1.7%         1.7%
Expected stock price volatility      21.4%        23.5%          22.5%        21.3%          22.2%        18.9%
Expected life (in years)                6            2              6            2              5            3
-----------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
|  NOTE 16:  DISCONTINUED OPERATIONS (QUNO CORPORATION)                        |
--------------------------------------------------------------------------------

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

     The Company's consolidated financial statements reflect the 1996 gain on the sale of QUNO stock, equity earnings from QUNO and interest income from the QUNO convertible debenture, net of income tax, as discontinued operations. Income tax expense related to discontinued operations was $82.7 million in 1996.

--------------------------------------------------------------------------------
|  NOTE 17:  COMPREHENSIVE INCOME                                              |
--------------------------------------------------------------------------------

In 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." The statement requires companies to report, by major component and in total, the change in net assets from non-owner sources. The adoption had no effect on the financial position or results of operations of the Company.

     Other comprehensive income includes foreign currency translation adjustments and unrealized gains and losses on marketable securities, net of the change in the current maturity value of the Company's Debt Exchangeable for Common Stock securities ("DECS"). The Company's other comprehensive income and related tax effects were as follows:


(In thousands)                                                     1998         1997         1996
=================================================================================================
Foreign currency translation adjustments:
Foreign currency translation adjustments, before tax           $ (8,620)    $      -     $ 29,520
Income tax benefit (expense)                                      3,017            -      (10,332)
-------------------------------------------------------------------------------------------------
Net foreign currency translation adjustments                     (5,603)           -       19,188
-------------------------------------------------------------------------------------------------
Unrealized gains (losses) on securities,
    net of the change in DECS maturity value:
Unrealized holding gains (losses) arising
    during the period, before tax                               823,298      187,586      (10,522)
Income tax expense                                             (322,575)     (72,556)      (5,903)
-------------------------------------------------------------------------------------------------
Net unrealized holding gains (losses)                           500,723      115,030      (16,425)
Less:  reclassification adjustment for gains
       realized in net income, before tax                       (41,451)    (117,116)    (104,588)
Income taxes                                                     15,896       44,914       50,354
-------------------------------------------------------------------------------------------------
Net reclassification adjustment                                 (25,555)     (72,202)     (54,234)
-------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on securities                     475,168       42,828      (70,659)
-------------------------------------------------------------------------------------------------
Other comprehensive income                                     $469,565     $ 42,828     $(51,471)
-------------------------------------------------------------------------------------------------


    A reconciliation of the components of accumulated other comprehensive income is as follows:


(In thousands)                                                     1998         1997         1996
=================================================================================================
Foreign currency translation adjustments:
Balance, beginning of year                                     $      -     $      -     $(19,188)
Current year change                                              (5,603)           -       19,188
-------------------------------------------------------------------------------------------------
Balance, end of year                                             (5,603)           -            -
-------------------------------------------------------------------------------------------------

Unrealized gains on marketable securities,
    net of the change in DECS maturity value:
Balance, beginning of year                                      161,641      118,813      189,472
Current year change                                             475,168       42,828      (70,659)
-------------------------------------------------------------------------------------------------
Balance, end of year                                            636,809      161,641      118,813
-------------------------------------------------------------------------------------------------
Accumulated other comprehensive income                         $631,206     $161,641     $118,813
-------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
|  NOTE 18:  SEGMENT INFORMATION                                               |
--------------------------------------------------------------------------------

In 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which require the Company to report certain financial and other descriptive information about its reportable operating segments. The adoption had no effect on the financial position or the results of operations of the Company.

     Tribune Company is a media company comprising three business segments as of December 27, 1998. The segments were identified according to product.

Publishing -- The Company's publishing segment consists of four daily newspapers, Internet and other online publishing businesses, cable news programming and related publications and services. The newspapers are the Chicago Tribune, the South Florida-based Sun-Sentinel, The Orlando Sentinel and the Hampton Roads (Va.)-based Daily Press.

Broadcasting and Entertainment -- The Company's broadcasting operations consist of WB television affiliates in New York, Los Angeles, Chicago, Philadelphia, Boston, Dallas, Houston, Seattle, Miami, Denver and San Diego; Fox television affiliates in Sacramento, Indianapolis, Hartford, Grand Rapids and Harrisburg; an ABC television affiliate in New Orleans; a CBS television affiliate in Atlanta; and four radio stations. In entertainment, the Company owns the Chicago Cubs baseball team and produces and syndicates television programming.

Education -- The Company's education segment consists of The Wright Group, Everyday Learning/Creative Publications, NTC/Contemporary Publishing, Landoll and Ideal/Instructional Fair Publishing.

     Financial data for each of the Company's business segments is presented on page 63. No single customer provides more than 10% of the Company's revenue. The Company derives less than 10% of its revenues from markets outside the U.S. In determining operating profit for each segment, none of the following items have been added or deducted: interest income and expense, equity earnings and losses, non-recurring items or income taxes. Assets represent those tangible and intangible assets used in the operations of each segment.

     The Company's cost of sales by business segment was as follows:

(In thousands)                              1998           1997           1996
==============================================================================
Publishing                            $  724,363     $  692,390     $  679,963
Broadcasting and Entertainment           540,933        490,269        454,828
Education                                125,733         72,322         60,370
------------------------------------------------------------------------------
Total cost of sales                   $1,391,029     $1,254,981     $1,195,161
------------------------------------------------------------------------------


                                                                            Tribune Company and Subsidiaries
Business Segments

(In thousands of dollars)                                               1998            1997            1996
============================================================================================================
Operating          Publishing                                     $1,498,573      $1,436,718      $1,336,639
Revenues           Broadcasting and Entertainment                  1,153,006       1,057,529         876,750
                   Education                                         329,310         225,533         192,316
                   -----------------------------------------------------------------------------------------
                   Total operating revenues                       $2,980,889      $2,719,780      $2,405,705
------------------------------------------------------------------------------------------------------------
Operating          Publishing                                     $  377,137      $  354,585      $  291,257
Profit             Broadcasting and Entertainment                    317,355         285,896         203,531
                   Education                                          43,232          35,976          39,504
                   Corporate expenses                                (35,435)        (34,426)        (30,935)
                   -----------------------------------------------------------------------------------------
                   Total operating profit                         $  702,289      $  642,031      $  503,357
------------------------------------------------------------------------------------------------------------
Depreciation       Publishing                                     $   74,519      $   70,417      $   73,379
                   Broadcasting and Entertainment                     33,362          32,034          24,873
                   Education                                           7,450           4,153           2,693
                   Corporate                                           2,761           2,410           2,265
                   -----------------------------------------------------------------------------------------
                   Total depreciation                             $  118,092      $  109,014      $  103,210
------------------------------------------------------------------------------------------------------------
Amortization       Publishing                                     $    5,175      $    4,647      $    7,564
of Intangible      Broadcasting and Entertainment                     54,357          44,922          20,567
Assets             Education                                          17,944          13,930          11,552
                   -----------------------------------------------------------------------------------------
                   Total amortization of intangible assets        $   77,476      $   63,499      $   39,683
------------------------------------------------------------------------------------------------------------
Capital            Publishing                                     $   65,577      $   60,494      $   58,686
Expenditures       Broadcasting and Entertainment                     44,055          23,747          27,233
                   Education                                          10,910           5,526           6,153
                   Corporate                                          19,168          14,078           1,252
                   -----------------------------------------------------------------------------------------
                   Total capital expenditures                     $  139,710      $  103,845      $   93,324
------------------------------------------------------------------------------------------------------------
Business           Publishing                                     $   47,000      $        -      $    1,627
Acquisitions and   Broadcasting and Entertainment                    387,363       1,358,120         408,810
Other Additions    Education                                          77,933         136,048         304,096
to Long-Lived      -----------------------------------------------------------------------------------------
Assets (1)         Total acquisitions and other additions         $  512,296      $1,494,168      $  714,533
------------------------------------------------------------------------------------------------------------
Assets             Publishing                                     $  800,853      $  668,532      $  686,730
                   Broadcasting and Entertainment                  3,148,814       2,923,663       1,616,797
                   Education                                         782,438         717,301         544,226
                   Corporate                                       1,203,465         468,058         853,147
                   -----------------------------------------------------------------------------------------
                   Total assets                                   $5,935,570      $4,777,554      $3,700,900
------------------------------------------------------------------------------------------------------------

(1) Other additions to long-lived assets include broadcast rights payments for broadcasting and entertainment and prepublication payments for education. For education, prepublication payments exceeded prepublication amortization by $9.5 million, $12.5 million, and $9.4 million in 1998, 1997 and 1996 respectively.


Quarterly Results (Unaudited)
                                                                                    Quarters
                                                                 --------------------------------------------
1998   (In thousands of dollars, except per share data)             First      Second       Third      Fourth         Total
===========================================================================================================================
Operating          Publishing                                    $372,508    $377,311    $353,614    $395,140    $1,498,573
Revenues           Broadcasting and Entertainment                 240,358     322,633     291,144     298,871     1,153,006
                   Education                                       59,827      85,640     112,390      71,453       329,310
                   --------------------------------------------------------------------------------------------------------
                   Total operating revenues                      $672,693    $785,584    $757,148    $765,464    $2,980,889
---------------------------------------------------------------------------------------------------------------------------
Operating          Publishing                                    $ 99,020    $100,440    $ 78,120    $ 99,557    $  377,137
Profit             Broadcasting and Entertainment                  54,472      97,814      69,240      95,829       317,355
                   Education                                         (696)     13,321      28,844       1,763        43,232
                   Corporate expenses                              (8,744)     (8,912)     (8,640)     (9,139)      (35,435)
                   --------------------------------------------------------------------------------------------------------
                   Total operating profit                         144,052     202,663     167,564     188,010       702,289
---------------------------------------------------------------------------------------------------------------------------
Net loss on equity investments                                    (14,325)     (7,540)     (7,212)     (4,903)      (33,980)
Sales of subsidiary and investments, net of write-downs (1)         7,299      85,800           -      26,020       119,119
Net interest expense                                              (19,699)    (19,551)    (20,647)    (22,442)      (82,339)
---------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                        117,327     261,372     139,705     186,685       705,089
Income taxes                                                      (47,250)   (113,724)    (56,399)    (73,444)     (290,817)
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                         70,077     147,648      83,306     113,241       414,272
Preferred dividends, net of tax                                    (4,695)     (4,696)     (4,696)     (4,695)      (18,782)
---------------------------------------------------------------------------------------------------------------------------
Net Income Attributable to Common Shares                         $ 65,382    $142,952    $ 78,610    $108,546    $  395,490
---------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (2)
                   Basic                                         $    .53    $   1.17    $    .65    $    .91    $     3.26
                   --------------------------------------------------------------------------------------------------------
                   Diluted                                       $    .49    $   1.07    $    .60    $    .84    $     3.01
---------------------------------------------------------------------------------------------------------------------------
Common Dividends Per Share                                       $    .17    $    .17    $    .17    $    .17    $      .68
---------------------------------------------------------------------------------------------------------------------------
Common Stock Price (High-Low)                                    $68 3/4-    $72 3/8-    $75 1/16-   $67 1/2-
                                                                  58 5/16     62 13/16    50          44 3/4
---------------------------------------------------------------------------------------------------------------------------

Notes to Quarterly Results:
(1)  During 1998, the Company sold its WQCD radio station subsidiary, sold investments and recorded certain investment write-downs. In the aggregate, these non-recurring items increased full year 1998 net income by $63.5 million and diluted earnings per share by $.48.  By quarter, they increased net income and diluted earnings per share as follows:  $4.5 million and $.03 in the first quarter; $42.9 million and $.32 in the second quarter; and $16.1 million and $.12 in the fourth quarter.
(2)  Quarterly and full year earnings per share amounts are calculated independently based on the weighted average number of common shares outstanding for each period.
(3)  During 1997, the Company sold a portion of its investment portfolio and wrote down certain investments.  In the aggregate, these non-recurring items increased full year 1997 net income by $68.9 million and diluted earnings per share by $.51. By quarter, they increased net income and diluted earnings per share as follows:  $17.6 million and $.13 in the second quarter;
     $25.5 million and $.19 in the third quarter; and $25.8 million and $.19 in the fourth quarter.


                                                                                           Tribune Company and Subsidiaries

                                                                                    Quarters
                                                                 --------------------------------------------
1997   (In thousands of dollars, except per share data)             First      Second       Third      Fourth         Total
===========================================================================================================================
Operating          Publishing                                    $355,126    $360,131    $341,516    $379,945    $1,436,718
Revenues           Broadcasting and Entertainment                 201,390     300,267     274,020     281,852     1,057,529
                   Education                                       37,403      59,344      79,750      49,036       225,533
                   --------------------------------------------------------------------------------------------------------
                   Total operating revenues                      $593,919    $719,742    $695,286    $710,833    $2,719,780
---------------------------------------------------------------------------------------------------------------------------
Operating          Publishing                                    $ 97,185    $ 94,328    $ 73,035    $ 90,037    $  354,585
Profit             Broadcasting and Entertainment                  39,399      84,839      70,958      90,700       285,896
                   Education                                         (160)     11,481      24,098         557        35,976
                   Corporate expenses                              (8,312)     (7,950)     (8,613)     (9,551)      (34,426)
                   --------------------------------------------------------------------------------------------------------
                   Total operating profit                         128,112     182,698     159,478     171,743       642,031
---------------------------------------------------------------------------------------------------------------------------
Net loss on equity investments                                    (11,703)     (5,666)     (8,590)     (8,737)      (34,696)
Sales of investments, net of write-downs (3)                            -      28,529      41,496      41,799       111,824
Net interest expense                                               (6,144)    (19,303)    (17,426)    (17,286)      (60,159)
---------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                        110,265     186,258     174,958     187,519       659,000
Income taxes                                                      (45,760)    (75,326)    (70,180)    (74,109)     (265,375)
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                         64,505     110,932     104,778     113,410       393,625
Preferred dividends, net of tax                                    (4,699)     (4,700)     (4,700)     (4,699)      (18,798)
---------------------------------------------------------------------------------------------------------------------------
Net Income Attributable to Common Shares                         $ 59,806    $106,232    $100,078    $108,711    $  374,827
---------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (2)
                   Basic                                         $    .49    $    .86    $    .81    $    .88    $     3.05
                   --------------------------------------------------------------------------------------------------------
                   Diluted                                       $    .45    $    .80    $    .75    $    .81    $     2.81
---------------------------------------------------------------------------------------------------------------------------
Common Dividends Per Share                                       $    .16    $    .16    $    .16    $    .16    $      .64
---------------------------------------------------------------------------------------------------------------------------
Common Stock Price (High-Low)                                    $42 3/8-    $50 5/16-   $54 13/16-  $61 1/2-
                                                                  35 1/2      39 3/4      48          51 9/16
---------------------------------------------------------------------------------------------------------------------------


Eleven Year Financial Summary

(In thousands of dollars, except per share data)                      1998            1997            1996            1995
==========================================================================================================================
Operating Results
Operating Revenues
     Publishing excluding Daily News                            $1,498,573       1,436,718       1,336,639       1,312,767
     New York Daily News                                        $        -               -               -               -
     Broadcasting and Entertainment                             $1,153,006       1,057,529         876,750         828,806
     Education                                                  $  329,310         225,533         192,316         103,101
--------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                        $2,980,889       2,719,780       2,405,705       2,244,674
--------------------------------------------------------------------------------------------------------------------------
Operating Profit
     Publishing excluding Daily News                            $  377,137         354,585         291,257         272,093
     New York Daily News                                        $        -               -               -               -
     Broadcasting and Entertainment                             $  317,355         285,896         203,531         171,618
     Education                                                  $   43,232          35,976          39,504           4,608
     Corporate expenses                                         $  (35,435)        (34,426)        (30,935)        (29,899)
--------------------------------------------------------------------------------------------------------------------------
Total Operating Profit                                          $  702,289         642,031         503,357         418,420
--------------------------------------------------------------------------------------------------------------------------
Net loss on equity investments                                  $  (33,980)        (34,696)        (13,281)        (13,209)
Sales of investments and subsidiaries, net of write-downs       $  119,119         111,824               -          14,672
Net interest expense                                            $  (82,339)        (60,159)        (15,663)         (7,349)
--------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations
   Before Income Taxes                                          $  705,089         659,000         474,413         412,534
Income taxes                                                    $ (290,817)       (265,375)       (191,663)       (167,076)
--------------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations                        $  414,272         393,625         282,750         245,458
Discontinued Operations of QUNO, net of tax                     $        -               -          89,317          32,707
Cumulative effects of changes in accounting principles (1)      $        -               -               -               -
--------------------------------------------------------------------------------------------------------------------------
Net Income (Loss) (2)                                           $  414,272         393,625         372,067         278,165
--------------------------------------------------------------------------------------------------------------------------
Share Information
Diluted earnings (loss) per share
   Continuing operations
      Before non-recurring items                                $     2.53            2.30            1.94            1.55
      Total (2)                                                 $     3.01            2.81            1.98            1.61
Discontinued operations                                         $        -               -             .66             .23
Net income                                                      $     3.01            2.81            2.64            1.84
Common dividends per share                                      $      .68             .64             .60             .56
Weighted average common shares outstanding (000's)                 121,214         122,879         122,842         129,580

Financial Ratios
Operating profit margin                                              23.6%           23.6%           20.9%           18.6%
Net income margin                                                    13.9%           14.5%           15.5%           12.4%
Net income as a percentage of average shareholders' equity           19.8%           23.4%           25.5%           20.5%
Debt to capital                                                        35%             41%             37%             33%

Financial Position and Other Data
Total assets                                                    $5,935,570       4,777,554       3,700,900       3,288,255
Long-term debt                                                  $1,616,256       1,521,453         979,754         757,437
Shareholders' equity                                            $2,356,617       1,826,004       1,539,506       1,379,909
Capital expenditures                                            $  139,710         103,845          93,324         117,863
Dividends                                                       $  101,090          97,357          92,423          91,202
Employees (full-time equivalents)                                   12,700          11,600          10,700          10,500
--------------------------------------------------------------------------------------------------------------------------

(1)  The adoption of new accounting rules for retiree benefits, income taxes and postemployment benefits decreased net income by
     $16.8 million, or $.12 per share in 1992.
(2)  Includes non-recurring items as follows: gain on the sales of subsidiary and investments, net of write-downs, totaling $63.5 million, or $.48 per share in 1998; gain on the sales of investments, net of write-downs, totaling $68.9 million, or $.51 per share in 1997; equity income related to Qwest Broadcasting of $6.0 million, or $.04 per share in 1996; gain on the sale of investment and subsidiaries totaling $8.7 million, or $.06 per share in 1995; and charges relating to New York Daily News totaling $255.0 million, or $1.93 per share in 1990.



                                                                         Tribune Company and Subsidiaries

     1994            1993            1992            1991            1990            1989            1988
=========================================================================================================


1,246,377       1,163,116       1,136,619       1,122,434       1,183,177       1,197,077       1,117,487
        -               -               -               -         321,823         422,024         436,843
  764,197         727,213         684,051         617,514         623,981         584,326         505,729
  102,082          21,209               -               -               -               -               -
---------------------------------------------------------------------------------------------------------
2,112,656       1,911,538       1,820,670       1,739,948       2,128,981       2,203,427       2,060,059
---------------------------------------------------------------------------------------------------------

  291,323         252,412         226,412         218,138         280,587         301,303         250,709
        -               -               -               -        (114,468)         (2,179)         15,167
  138,213         127,984         121,267         100,175         107,528          96,803          77,754
    2,829           2,071               -               -               -               -               -
  (26,001)        (24,207)        (23,465)        (21,499)        (22,362)        (21,900)        (22,699)
---------------------------------------------------------------------------------------------------------
  406,364         358,260         324,214         296,814         251,285         374,027         320,931
---------------------------------------------------------------------------------------------------------
   (9,739)         (1,857)         (2,081)         (1,864)         (2,285)         (2,221)         (2,142)
        -               -               -               -        (295,000)          3,133               -
   (4,778)         (9,545)        (22,510)        (30,387)        (23,478)        (12,040)        (33,341)
---------------------------------------------------------------------------------------------------------

  391,847         346,858         299,623         264,563         (69,478)        362,899         285,448
 (158,698)       (142,212)       (120,089)       (106,514)         22,055        (150,948)       (135,135)
---------------------------------------------------------------------------------------------------------
  233,149         204,646         179,534         158,049         (47,423)        211,951         150,313
    8,898         (16,040)        (42,909)        (16,068)        (16,110)         30,470          60,093
        -               -         (16,800)              -               -               -               -
---------------------------------------------------------------------------------------------------------
  242,047         188,606         119,825         141,981         (63,533)        242,421         210,406
---------------------------------------------------------------------------------------------------------



     1.48            1.30            1.16            1.02            1.44            1.30             .99
     1.48            1.30            1.16            1.02            (.49)           1.30             .99
      .06            (.11)           (.30)           (.11)           (.12)            .20             .40
     1.54            1.19             .74             .91            (.61)           1.50            1.39
      .52             .48             .48             .48             .48             .44             .38
  134,426         132,742         130,036         128,728         132,064         144,780         151,272


    19.2%           18.7%           17.8%           17.1%           11.8%           17.0%           15.6%
    11.5%            9.9%            6.6%            8.2%          (3.0)%           11.0%           10.2%
    19.9%           18.8%           13.6%           17.6%          (6.9)%           21.4%           18.4%
      23%             31%             46%             47%             51%             41%             32%


2,785,825       2,536,410       2,751,570       2,795,298       2,826,099       3,013,537       2,905,382
  411,200         510,838         740,979         897,835         998,962         880,686         650,118
1,332,980       1,095,627         911,889         851,699         764,512       1,077,996       1,188,480
   91,626          75,620          88,349          54,988          91,226         113,969         140,471
   88,325          81,927          80,407          78,415          80,110          75,298          57,416
   10,500           9,900          10,000          10,000          13,500          13,800          13,800
---------------------------------------------------------------------------------------------------------

                                                Tribune Company and Subsidiaries

--------------------------------------------------------------------------------
|  Management's Responsibility for Financial Statements                        |
--------------------------------------------------------------------------------

Financial Statements -- Management is responsible for the preparation, integrity and fair presentation of the Company's consolidated financial statements and related financial information included in this annual report to shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include certain amounts that are based on management's best estimates and judgments.

     The consolidated financial statements were audited by PricewaterhouseCoopers LLP, independent accountants, and their report is shown below. PricewaterhouseCoopers LLP was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent accountants during their audits were valid and appropriate.

Internal Control System -- Management is also responsible for establishing and maintaining a system of internal control, designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system of internal controls is continually reviewed for its effectiveness and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit. Each year, the Company's independent accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

     The Audit Committee of the Board of Directors is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee consists of five independent directors. The Committee meets with representatives of management, the independent accountants and internal auditors to discuss financial reporting, accounting and internal control matters. PricewaterhouseCoopers LLP and the internal auditors have direct access to the Audit Committee.



/s/ John W. Madigan                        /s/ Donald C. Grenesko
-------------------                        ----------------------
John W. Madigan                            Donald C. Grenesko
Chairman, President and                    Senior Vice President/Finance and
  Chief Executive Officer                    Administration


--------------------------------------------------------------------------------
|  Report of Independent Accountants                                           |
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Tribune Company -- In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries at December 27, 1998 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
------------------------------

Chicago, Illinois
February 9, 1999, except as to Note 2,
which is as of March 1, 1999