Form 10-K405, Exhibit 13
period 1999-12-26
TRIBUNE CO
filed 2000-03-16
CIK 726513

Exhibit 13

                                                Tribune Company and Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The following discussion presents the significant factors that have affected the businesses of Tribune Company and its subsidiaries (the "Company") over the last three years. This commentary should be read in conjunction with the Company's consolidated financial statements and Eleven Year Financial Summary, which are also presented in this annual report. All Company share and per share data have been restated to reflect a two-for-one common stock split effective Sept. 9, 1999.

--------------------------------------------------------------------------------
|   FORWARD-LOOKING STATEMENTS                                                 |
--------------------------------------------------------------------------------

This discussion and the information in this report contain certain forward-looking statements that are based largely on the Company's current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such risks, trends and uncertainties, which in some instances are beyond the Company's control, include changes in advertising demand; newsprint prices; interest rates; competition; regulatory rulings and other economic conditions; the effect of professional sports team labor strikes, lock-outs and negotiations; the effect of acquisitions, investments and divestitures on the Company's results of operations and financial condition; and the Company's reliance on third-party vendors for various services. The words "believe," "expect," "anticipate," "estimate" and similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which are as of the date of this filing.

--------------------------------------------------------------------------------
|   SIGNIFICANT EVENTS                                                         |
--------------------------------------------------------------------------------

In April 1999, the Company issued 8.0 million of its Exchangeable Subordinated Debentures due 2029 ("PHONES"), for an aggregate principal amount of over $1.2 billion. The principal amount equaled the value of 16.0 million shares of America Online ("AOL") common stock at the closing price of $78.50 per share on April 7, 1999. The Company will continue to own the AOL stock. References in this report to AOL's share and per share data reflect all stock splits that have occurred through Dec. 26, 1999.

     In the first quarter of 1999, the Company entered into a one-year hedge transaction ("AOL collar") with respect to 2.0 million shares of its AOL common stock investment. The AOL collar was restructured in the third quarter of 1999. The collar locks in the value of these shares within the price range of $46-$53 per share and will settle in four equal installments of 500,000 shares in each of the four quarters of 2000. Since these transactions will settle in 2000, the market value of these 2.0 million shares is classified as a short-term investment of $163 million in the balance sheet at Dec. 26, 1999.

     The Company elected early adoption of Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of the beginning of the 1999 second quarter. FAS 133 requires that all derivative instruments be recorded in the balance sheet at fair value. The provisions of FAS 133 affected the Company's accounting for its 8.0 million PHONES, its 4.6 million Debt Exchangeable for Common Stock securities ("DECS") (see Note 6 to the Company's Consolidated Financial Statements) and its America Online collar for 2.0 million shares. See further discussion below in "Non-Operating Items."

     In March 1997, the Company acquired Renaissance Communications Corp., a publicly traded company that owned six television stations, for $1.1 billion in cash. The stations acquired were KDAF-Dallas, WBZL-Miami, KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The Federal Communications Commission ("FCC") order granting the Company's application to acquire the Renaissance stations contained waivers of two FCC rules. First, the FCC temporarily waived its duopoly rule relating to the overlap of WTIC's and WPMT's broadcast signals with those of other Tribune stations. The temporary waivers were granted subject to the outcome of the Aug. 5, 1999 FCC rulemaking, which now permits the Company to own both stations. Second, the FCC granted a 12-month waiver of its rule prohibiting television/ newspaper cross-ownership in the same market, which relates to the Miami television station and the Fort Lauderdale Sun-Sentinel newspaper. The FCC subsequently issued a rule review to consider modifying its cross-ownership rule. In March 1998, the FCC granted the Company a waiver extension to allow continued ownership of both the Miami television station and the Sun-Sentinel newspaper until the rule review has concluded. The Company cannot predict the outcome of the FCC cross-ownership rule review.

--------------------------------------------------------------------------------
|   SUBSEQUENT EVENTS                                                          |
--------------------------------------------------------------------------------

On Jan. 28, 2000, the assets of television station KTWB-Seattle (formerly KTZZ) were transferred back to the Company from a disposition trust after the FCC approved the Company's application. The Company had transferred KTWB's assets into a trust as part of the March 1999 television station exchange of WGNX-Atlanta for KCPQ-Seattle. FCC regulations in effect at the time of the exchange precluded the Company from owning both KCPQ and KTWB. However, on Aug. 5, 1999, the FCC adopted changes to its rules that now permit Tribune to own both stations. The operating results of KTWB have been included in the consolidated financial statements since its acquisition in June 1998.

    On Feb. 3, 2000, the Company acquired the remaining interest in Qwest Broadcasting ("Qwest"), which owned television stations WATL-Atlanta and WNOL-New Orleans, for $107 million in cash. The Company had owned a 33% equity interest and convertible debt in Qwest since it was formed in 1995. The acquisition was recorded as a purchase. The FCC's rule changes in August 1999 permit Tribune to own both WNOL and the Company's WGNO-New Orleans television station.

    On Feb. 14, 2000, the Company acquired the remaining 20% of Landoll, a publisher of children's books for the mass market, for approximately $18 million in cash. The Company has owned approximately 80% of Landoll since December 1997.

    In November 1999, the Company announced an agreement to acquire, for approximately $24 million, the remaining interest in Tiberius Broadcasting, Inc. ("Tiberius"), the current licensee of television station WTXX-Hartford. Since December 1997, Tribune has owned a 28.5% equity interest in Tiberius and has operated WTXX under a local management agreement. Tribune has filed an application with the FCC for a waiver of its rule prohibiting duopoly ownership in the same Nielsen Designated Market Area where fewer than eight separately owned television stations remain in the market after the combination. The transaction, subject to FCC approval, would close in the second quarter of 2000.

--------------------------------------------------------------------------------
|   RESULTS OF OPERATIONS                                                      |
--------------------------------------------------------------------------------

The Company's fiscal year ends on the last Sunday in December. Fiscal years 1999, 1998 and 1997 all comprised 52 weeks.

Acquisitions
--------------------------------------------------------------------------------
The Company completed several acquisitions in 1999, including JDTV in February, and television stations KCPQ-Seattle in March, WEWB-Albany (formerly WMHQ) in September and WBDC-Washington, D.C. in November. In 1998, the Company acquired television stations KTWB-Seattle and WXMI-Grand Rapids in June, and Sun-Sentinel Community News Group (formerly South Florida Newspaper Network) in September. In 1997, the Company acquired Renaissance Communications Corp. in March, Shortland Publications Limited in September and approximately 80% of Landoll, Inc. in December. The operating results of these acquired businesses have been included in the consolidated financial statements since their respective dates of acquisition.

Non-Operating Items
--------------------------------------------------------------------------------
The Company elected early adoption of FAS 133 as of the beginning of the 1999 second quarter. FAS 133 requires that all derivative instruments be recorded in the balance sheet at fair value. The provisions of FAS 133 affected the Company's accounting for its 8.0 million PHONES, its 4.6 million DECS and its AOL collar for 2.0 million shares.

     Prior to the adoption of FAS 133, changes in the fair values of the Company's 16.0 million AOL shares and 5.5 million Mattel shares related to the PHONES and DECS, respectively, had been recorded in the accumulated other comprehensive income component of shareholders' equity in the Company's balance sheet, as these securities had been classified as available-for-sale. With the adoption of FAS 133, the 16.0 million shares of AOL common stock and the 5.5 million shares of Mattel common stock were reclassified to trading securities. As a result of this change in classification, the Company was required, under the provisions of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," to recognize pretax gains totaling approximately $1.1 billion in its second quarter 1999 statement of income, which added $2.55 to diluted earnings per share ("EPS"). These one-time, non-cash gains represented the unrealized market appreciation on these investments through the end of the 1999 first quarter. Beginning in the second quarter of 1999, the Company records subsequent changes in the fair values of these investments in the statement of income.

     Under the provisions of FAS 133, the initial value of the PHONES and the DECS were each split into a debt component and a derivative component. Changes in the fair values of the derivative component of the PHONES and DECS are recorded in the statement of income. Changes in the fair values of the related AOL and Mattel shares should at least partially offset changes in the fair values of the derivative component of the PHONES and the DECS, respectively. There may be periods with significant non-cash increases or decreases to the Company's net income pertaining to the PHONES, DECS and the related AOL and Mattel shares. The 2.0 million shares of AOL common stock related to the AOL collar are classified as available-for-sale securities, with the unrealized gain or loss on these shares reported in the accumulated other comprehensive income component of shareholders' equity. Changes in the time value of the AOL collar are recorded in the Company's statement of income.

     In 1999, the change in fair value of the derivative component of the PHONES resulted in a pretax loss of $68 million, which was more than offset by a $299 million pretax gain resulting from the change in fair value of the related AOL trading shares since the beginning of the second quarter. The net change in the fair values of the derivative component of the PHONES and the related AOL shares resulted in a non-cash pretax gain of $231 million, which increased diluted EPS by $.53. The total changes in the fair values of all of the Company's derivatives, net of changes in the fair values of the related shares, resulted in a net pretax gain of $216 million, which increased diluted EPS by $.50.

      The cumulative effect of adopting FAS 133 as of the beginning of the second quarter of 1999 resulted in a $3 million after-tax loss, or $.01 per diluted EPS. This cumulative effect resulted from adjusting the DECS and the AOL collar derivatives to their fair values as of March 28, 1999.

     In March 1999, the Company exchanged its WGNX-Atlanta television station and cash for the assets of television station KCPQ-Seattle. Also in 1999, the Company sold certain investments. Non-operating items for 1999 are summarized as follows:

                                                            Shares                          Pretax           Diluted
1999 (In millions, except per share data)                    Sold            Proceeds        Gain              EPS
====================================================================================================================
Gain on change in fair values of derivatives
     and related investments                                                    $ -          $  216            $ .50
Gain on reclassification of investments                                           -           1,096             2.55
Sale of WGNX subsidiary                                                           -             348              .80
Sale of AOL common stock                                      2.0                95              95              .23
Sale of other investment                                                          4               2                -
--------------------------------------------------------------------------------------------------------------------
Total non-operating items                                                       $99          $1,757            $4.08
--------------------------------------------------------------------------------------------------------------------


     In 1998, the Company sold its WQCD radio station subsidiary, sold a portion of its investment portfolio and wrote down certain investments. These non-operating items are summarized as follows:

                                                                 Shares                         Pretax      Diluted
1998 (In millions, except per share data)                         Sold         Proceeds          Gain         EPS
===================================================================================================================
Sale of WQCD subsidiary                                                            $ -            $ 85         $.16
Sale of AOL common stock                                           .6               14              14          .03
Sale of The Learning Company common stock                          .6               17              11          .02
Other sales of investments, net of write-downs                                      21               9          .02
-------------------------------------------------------------------------------------------------------------------
Total non-operating items                                                          $52            $119         $.23
-------------------------------------------------------------------------------------------------------------------

     In 1997, the Company sold a portion of its investment portfolio and wrote down certain investments. These non-operating items are summarized as follows:

                                                                 Shares                       Pretax       Diluted
1997 (In millions, except per share data)                         Sold         Proceeds     Gain (Loss)      EPS
==================================================================================================================
Sales of AOL common stock                                         41.0           $134          $131           $.30
Sale of CheckFree common stock                                     2.2             46            35            .08
The Learning Company
        Sale of convertible notes                                                 123             7            .02
        Write-down of stock                                                         -           (77)          (.18)
Other sales of investments, net of write-downs                                     40            16            .03
------------------------------------------------------------------------------------------------------------------
Total non-operating items                                                        $343          $112           $.25
------------------------------------------------------------------------------------------------------------------

     In March 1997, the Company sold its Farm Journal subsidiary for approximately $17 million in cash. The Company acquired Farm Journal in 1994 for approximately $17 million. In June 1997, the Company completed the sale of a building in Fort Lauderdale, which is approximately 35% occupied by the Company's Sun-Sentinel newspaper subsidiary. The Company received proceeds of approximately $43 million and deferred, under sale and leaseback accounting rules, the pretax gain of approximately $11 million, which is being amortized over the Sun-Sentinel's 14-year lease term.

Consolidated
--------------------------------------------------------------------------------
The Company's consolidated financial results for 1999, 1998 and 1997 were as follows:


                                                                                                   CHANGE
                                                                                               -----------------
(In millions, except per share data)                       1999          1998         1997     99-98       98-97
================================================================================================================
Operating revenues                                       $3,222        $2,981       $2,720     +  8%       + 10%
Operating profit                                            770           702          642     + 10%       +  9%
Non-operating items:
  Gain on change in fair values of
    derivatives and related investments                     216             -            -        *           -
  Gain on reclassification of investments                 1,096             -            -        *           -
  Gain on sales of subsidiaries and
    investments, net of write-downs                         445           119          112        *        +  7%
Net income:
  Before non-operating items                                415           351          325     + 18%       +  8%
  Before accounting change                                1,483           414          394        *        +  5%
  Cumulative effect of accounting
    change, net                                              (3)            -            -        *           -
  Net income                                              1,480           414          394        *        +  5%
Diluted EPS:
  Before non-operating items                               1.54          1.27         1.15     + 21%       + 10%
  Before accounting change                                 5.62          1.50         1.40        *        +  7%
  Cumulative effect of accounting
    change, net                                            (.01)            -            -        *           -
  Net income                                               5.61          1.50         1.40        *        +  7%
----------------------------------------------------------------------------------------------------------------
* Not meaningful

Earnings Per Share (EPS) -- Diluted EPS in 1999 was $1.54, up 21% from $1.27 in 1998, excluding non-operating items. The increase was due to gains in the broadcasting and entertainment and publishing segments, improved equity results, lower net interest expense and fewer shares outstanding. Diluted EPS in 1998 was $1.27, up 10% from $1.15 in 1997, excluding non-operating items. The increase was due to improvements in all three business segments and fewer shares outstanding, partially offset by higher net interest expense. In the aggregate, non-operating items increased diluted EPS by $4.08 in 1999, $.23 in 1998 and $.25 in 1997. Weighted average common shares outstanding decreased 2% in 1999 and 1% in 1998.

Operating Revenues and Profit -- Consolidated operating revenues, EBITDA and operating profit by business segment were as follows:

                                                                                                 CHANGE
                                                                                            ---------------
(In millions)                                             1999        1998        1997      99-98     98-97
===========================================================================================================
Operating revenues
     Publishing                                         $1,580      $1,499      $1,437      +  5%     +  4%
     Broadcasting and Entertainment                      1,302       1,153       1,057      + 13%     +  9%
     Education                                             340         329         226      +  3%     + 46%
-----------------------------------------------------------------------------------------------------------
Total operating revenues                                $3,222      $2,981      $2,720      +  8%     + 10%
-----------------------------------------------------------------------------------------------------------
EBITDA (1)
     Publishing                                         $  486      $  457      $  430      +  6%     +  6%
     Broadcasting and Entertainment                        481         405         363      + 19%     + 12%
     Education                                              62          69          54      -  9%     + 27%
     Corporate expenses                                    (36)        (33)        (32)     - 12%     -  2%
-----------------------------------------------------------------------------------------------------------
Total EBITDA                                            $  993      $  898      $  815      + 11%     + 10%
-----------------------------------------------------------------------------------------------------------
Operating profit
     Publishing                                         $  396      $  377      $  354      +  5%     +  6%
     Broadcasting and Entertainment                        379         317         286      + 19%     + 11%
     Education                                              35          43          36      - 20%       20%
     Corporate expenses                                    (40)        (35)        (34)     - 11%     -  3%
-----------------------------------------------------------------------------------------------------------
Total operating profit                                  $  770      $  702      $  642      + 10%     +  9%
-----------------------------------------------------------------------------------------------------------

(1) EBITDA is defined as earnings before interest, taxes, depreciation, amortization, equity results and non-operating items. The Company has presented EBITDA because it is comparable to the data provided by other companies in the industry and is a common alternative measure of performance. EBITDA does not represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

     Consolidated operating revenues increased 8%, or $241 million, in 1999, and 10%, or $261 million, in 1998, with all three segments reporting improvements in both years.

     Consolidated operating profit increased 10%, or $68 million, in 1999, due to increases in broadcasting and entertainment and publishing. Broadcasting and entertainment operating profit increased 19% due to significant growth in television from improvements at existing stations and the acquisition of KCPQ-Seattle (in March 1999). Publishing operating profit increased 5% mainly due to higher general advertising revenues, lower newsprint prices and acquisitions. Education operating profit decreased 20% due to lower retail sales, higher sales and marketing costs and one-time charges related to inventories and receivables.

     Consolidated operating profit increased 9%, or $60 million, in 1998 as all three segments reported gains. Broadcasting and entertainment operating profit rose 11% due to growth in television as a result of improvements at existing stations and the acquisitions of six Renaissance stations (in March 1997) and KTWB-Seattle and WXMI-Grand Rapids (in June 1998). Publishing operating profit grew 6% mainly due to higher advertising revenues, partially offset by increased newsprint and ink expense. Education operating profit improved 20% due to growth at existing businesses and acquisitions.

     Consolidated 1999 EBITDA increased 11%, or $95 million, due to gains in broadcasting and entertainment and publishing. Consolidated 1998 EBITDA grew 10%, or $83 million, as all three segments reported gains.

Operating Expenses -- Consolidated operating expenses were as follows:

                                                                                                 CHANGE
                                                                                             --------------
(In millions)                                              1999        1998         1997     99-98    98-97
===========================================================================================================
Cost of sales                                            $1,454      $1,391       $1,255     +  5%    + 11%
Selling, general and administrative                         775         692          650     + 12%    +  6%
Depreciation and amortization
   of intangible assets                                     222         196          173     + 14%    + 13%
-----------------------------------------------------------------------------------------------------------
Total operating expenses                                 $2,451      $2,279       $2,078     +  8%    + 10%
-----------------------------------------------------------------------------------------------------------

     Cost of sales increased 5%, or $63 million, in 1999 mainly due to the 1998 and 1999 acquisitions. Excluding the acquisitions and dispositions ("on a comparable basis"), cost of sales rose 2%, or $25 million, mainly due to higher compensation costs, increased broadcast rights amortization expense and higher development spending, partially offset by lower newsprint expense. On a comparable basis, compensation costs increased 6%, or $24 million, mainly due to increased players' salaries at the Cubs. Broadcast rights amortization grew 7%, or $20 million, mainly due to the airing of "Friends." Development spending related to Internet activities increased $2 million. Newsprint and ink expense decreased 11%, or $26 million, as average newsprint prices declined 11% and consumption fell 1%.

     Cost of sales increased 11%, or $136 million, in 1998 due to the 1997 and 1998 acquisitions. On a comparable basis, cost of sales increased 5%, or $65 million, mainly due to higher compensation costs, increased broadcast rights amortization and higher newsprint and ink expense. On a comparable basis, compensation costs rose 5%, or $19 million, mainly due to increased players' salaries at the Cubs. Broadcast rights amortization grew 7%, or $16 million, largely due to higher program costs at Tribune Entertainment. Newsprint and ink expense increased 6%, or $14 million, as both average newsprint prices and consumption rose 3%.

     Selling, general and administrative ("SG&A") expense increased 12%, or $83 million, in 1999 partially due to acquisitions. On a comparable basis, SG&A expense grew 9%, or $62 million, primarily due to higher compensation expense and increased development costs. On a comparable basis, compensation costs rose 13%, or $43 million, partially due to increases in incentive compensation. Development spending related to Internet activities increased $12 million. SG&A expense grew 6%, or $42 million, in 1998 mainly due to acquisitions. On a comparable basis, SG&A expense increased 1%, or $4 million.

     The increase in depreciation and amortization of intangible assets in both 1999 and 1998 was principally due to acquisitions and capital expenditures.

Publishing
--------------------------------------------------------------------------------
Operating Revenues and Profit -- The following table presents publishing operating revenues, EBITDA and operating profit for daily newspapers and other publications/services/development. The latter category includes syndication of editorial products, advertising placement services, niche and weekly publications, direct mail operations, cable news programming, distribution of entertainment listings and Internet/electronic products.

                                                                                                 CHANGE
                                                                                             --------------
(In millions)                                               1999         1998       1997     99-98    98-97
===========================================================================================================
Operating revenues
     Daily newspapers                                     $1,411       $1,395     $1,359     +  1%    +  3%
     Other publications/services/development                 169          104         78     + 63%    + 33%
-----------------------------------------------------------------------------------------------------------
Total operating revenues                                  $1,580       $1,499     $1,437     +  5%    +  4%
-----------------------------------------------------------------------------------------------------------
EBITDA
     Daily newspapers                                     $  488       $  463     $  435     +  5%    +  7%
     Other publications/services/development                  (2)          (6)        (5)    + 73%    - 27%
-----------------------------------------------------------------------------------------------------------
Total EBITDA                                              $  486       $  457     $  430     +  6%    +  6%
-----------------------------------------------------------------------------------------------------------
Operating profit
     Daily newspapers                                     $  411       $  392     $  367     +  5%    +  7%
     Other publications/services/development                 (15)         (15)       (13)    -  1%    - 15%
-----------------------------------------------------------------------------------------------------------
Total operating profit                                    $  396       $  377     $  354     +  5%    +  6%
-----------------------------------------------------------------------------------------------------------

     Publishing operating revenues increased 5%, or $81 million, in 1999 principally due to the acquisitions of Sun-Sentinel Community News Group (in September 1998) and JDTV (in February 1999) and higher advertising revenues. Excluding acquisitions, publishing revenues were up 2%, or $31 million, in 1999. Publishing operating revenues increased 4%, or $62 million in 1998 primarily due to higher advertising revenues. Advertising revenues rose 3%, or $39 million, in 1999 and 4%, or $46 million, in 1998.

     Operating profit increased 5%, or $19 million, in 1999 mainly from higher general advertising revenues, lower newsprint prices and acquisitions, partially offset by higher losses from Internet activities. Operating profit rose 6%, or $23 million, in 1998 mainly due to higher advertising revenues at all four newspapers, partially offset by higher newsprint and ink expense. Daily newspaper operating profit margins were 29.2% in 1999, 28.1% in 1998 and 27.1% in 1997.

     Total publishing operating revenues by classification were as follows:

                                                                               CHANGE
                                                                           ---------------
(In millions)                             1999        1998        1997     99-98     98-97
==========================================================================================
Advertising
     Retail                             $  481      $  469      $  455     +  2%     +  3%
     General                               187         155         150     + 21%     +  3%
     Classified                            533         538         511     -  1%     +  5%
------------------------------------------------------------------------------------------
Total advertising                        1,201       1,162       1,116     +  3%     +  4%
Circulation                                241         244         250     -  1%     -  3%
Other                                      138          93          71     + 48%     + 31%
------------------------------------------------------------------------------------------
Total operating revenues                $1,580      $1,499      $1,437     +  5%     +  4%
------------------------------------------------------------------------------------------

     Advertising revenues increased in 1999 due to rate increases and the September 1998 acquisition of Sun-Sentinel Community News Group. Retail advertising revenues grew 2% in 1999 due to the acquisition of Sun-Sentinel Community News Group. General advertising revenues were up 21% primarily due to increases in Chicago in the high-tech, financial and resorts categories and gains in automotive advertising in Orlando, Fort Lauderdale and Chicago. Classified advertising revenues declined 1% mainly due to declines in Chicago in the help wanted and real estate advertising categories, partially offset by improved automotive advertising; increased help wanted advertising in Fort Lauderdale; improved real estate advertising in Orlando; and higher Internet advertising.

     Advertising revenues grew in 1998 due to both linage and rate increases, as well as the acquisition of Sun-Sentinel Community News Group. Retail advertising revenues, excluding Sun-Sentinel Community News Group, rose 2% mainly due to improvements in hardware advertising in Chicago and Fort Lauderdale; movies and food and drug advertising in Chicago; department store advertising in Fort Lauderdale; and higher Internet advertising. General advertising revenues increased primarily due to increased transportation and high-tech advertising in Chicago. Classified advertising revenues rose mainly due to higher help wanted advertising at all of the newspapers; increased automotive advertising in Chicago and Fort Lauderdale; and higher Internet advertising.

     Advertising linage for 1999, 1998 and 1997 was as follows:

                                                                    CHANGE
                                                               ---------------
(In thousands)                1999        1998        1997     99-98     98-97
==============================================================================
Full run
     Retail                  3,578       3,706       3,707     -  3%        -
     General                   987         821         799     + 20%     +  3%
     Classified              6,629       6,777       6,469     -  2%     +  5%
------------------------------------------------------------------------------
Total full run              11,194      11,304      10,975     -  1%     +  3%
Part run                     9,797       9,897      10,014     -  1%     -  1%
Preprint                    11,017      10,666       9,538     +  3%     + 12%
------------------------------------------------------------------------------
Total inches                32,008      31,867      30,527        -      +  4%
------------------------------------------------------------------------------

     Total advertising linage increased slightly in 1999 due to gains in Chicago, Orlando and Newport News, offset by a decrease in Fort Lauderdale. Full run retail linage declined 3% due to decreases in Fort Lauderdale and Orlando. Full run general advertising linage was up 20% due to gains at all of the newspapers. Full run classified advertising linage declined 2% due to decreases in Chicago, Fort Lauderdale and Orlando. Preprint advertising linage increased 3% due to gains at Chicago, Orlando and Fort Lauderdale.

     Total advertising linage increased 4% in 1998 due to gains at all four of the newspapers. Full run general advertising linage was up 3% due to increases in Orlando and Chicago. Full run classified advertising linage rose 5% due to increases in Fort Lauderdale and Newport News. Preprint advertising linage increased 12% due to gains at all of the newspapers.

     Circulation revenues declined 1% in 1999 mainly due to lower copy sales resulting partially from reduced discounting. Circulation revenues declined 3% in 1998 mainly due to lower Sunday copy sales and selective promotional discounting in Chicago. Total average daily circulation decreased 2% in 1999 to 1,245,000 from 1,271,000 copies in 1998, and total average Sunday circulation declined 1% to 1,881,000 from 1,899,000 copies in 1998. Total average daily circulation was up slightly in 1998 to 1,271,000 from 1,270,000 copies in 1997, while total average Sunday circulation declined less than 1% to 1,899,000 from 1,900,000 copies in 1997.

     Other revenues are derived from advertising placement services; the syndication of columns, features, information and comics to newspapers; commercial printing operations; delivery of other publications; direct mail operations; revenues from Internet/electronic products; cable news programming; distribution of entertainment listings; and other publishing-related activities. The increase in other revenues in 1999 resulted primarily from the acquisition of JDTV in February 1999 and higher revenues from direct mail and commercial printing operations. Other revenues rose in 1998 primarily due to increased revenues from direct mail operations, commercial printing operations and Internet/electronic products.

Operating Expenses -- Publishing operating expenses rose 6%, or $62 million, in 1999 mainly due to acquisitions. On a comparable basis, operating expenses increased 2%, or $17 million, mainly due to higher compensation expense, increased development spending, higher depreciation expense and increased promotion expenses, partially offset by lower newsprint and ink expense. On a comparable basis, newsprint and ink expense decreased 11%, or $26 million, as average newsprint prices declined 11% and consumption fell 1%. Compensation expenses rose 3%, or $14 million. Development spending, primarily for Internet activities, rose $15 million in 1999. Promotion expenses grew $7 million in 1999. Depreciation expense increased $5 million in 1999.

     Publishing operating expenses rose 4%, or $39 million, in 1998. The increase was mainly due to increased newsprint and ink expense, higher compensation expense, increased expenses for development activities and higher Year 2000 compliance expenses, partially offset by lower expenses for circulation and promotion. Newsprint and ink expense grew 6%, or $14 million, as both average newsprint prices and consumption rose 3%. Compensation expenses rose 2%, or $10 million. Development spending, primarily for Internet activities, rose $8 million in 1998. Year 2000 compliance expenses grew $5 million in 1998. Circulation and promotion expenses declined $4 million in 1998.

Broadcasting and Entertainment
--------------------------------------------------------------------------------
Operating Revenues and Profit -- The following table presents broadcasting and entertainment operating revenues, EBITDA and operating profit for television, radio and entertainment/other. Entertainment/other includes Tribune Entertainment and the Chicago Cubs.

                                                                                       CHANGE
                                                                                   --------------
(In millions)                                       1999      1998       1997      99-98    98-97
=================================================================================================
Operating revenues
     Television                                   $1,110    $  964     $  861      + 15%    + 12%
     Radio                                            53        53         72      +  2%    - 27%
     Entertainment/other                             139       136        124      +  2%    +  9%
-------------------------------------------------------------------------------------------------
Total operating revenues                          $1,302    $1,153     $1,057      + 13%    +  9%
-------------------------------------------------------------------------------------------------
EBITDA
     Television                                   $  460    $  385     $  336      + 19%    + 15%
     Radio                                            18        19         24      -  7%    - 19%
     Entertainment/other                               3         1          3      +243%    - 70%
-------------------------------------------------------------------------------------------------
Total EBITDA                                      $  481    $  405     $  363      + 19%    + 12%
-------------------------------------------------------------------------------------------------
Operating profit
     Television                                   $  364    $  303     $  268      + 20%    + 13%
     Radio                                            16        17         20      -  5%    - 17%
     Entertainment/other                              (1)       (3)        (2)     + 71%    - 32%
-------------------------------------------------------------------------------------------------
Total operating profit                            $  379    $  317     $  286      + 19%    + 11%
-------------------------------------------------------------------------------------------------

     Broadcasting and entertainment revenues rose 13%, or $149 million, in 1999 primarily due to gains in television. Television revenues increased 15%, or $146 million, due to strong performance of the syndicated show "Friends" which debuted in fall 1998; improvement in The WB Network ("The WB") prime-time revenue; gains at WGN cable ("WGN Superstation"); and the acquisitions of stations in Grand Rapids, Seattle and Washington, D.C. Tribune acquired KCPQ-Seattle (in exchange for WGNX-Atlanta in March 1999), WBDC-Washington, D.C. (in November 1999) and KTWB-Seattle and WXMI-Grand Rapids (in exchange for Tribune's WQCD radio station in June 1998). On a comparable basis, television revenues were up 13% primarily due to improvements at the WB affiliates, led by WPIX-New York, KTLA-Los Angeles, WLVI-Boston and WGN-Chicago, and the WGN Superstation. Radio revenues increased 2% in 1999 primarily due to improvements at WGN-AM in Chicago, partially offset by the divestiture of WQCD. On a comparable basis, radio revenues improved 9%. Entertainment/other revenues increased 2% mainly due to higher revenues at the Chicago Cubs from higher attendance, increased ticket prices and higher television revenues. These increases were partially offset by lower revenues at Tribune Entertainment due to the absence of "The Geraldo Rivera Show," which ended after the 1997-1998 season.

     Broadcasting and entertainment revenues rose 9%, or $96 million, in 1998 primarily due to gains in television. Television revenues increased 12%, or $103 million, due to the acquisitions of six Renaissance stations (in March 1997), KTWB-Seattle and WXMI-Grand Rapids (in June 1998) and growth at existing stations. On a comparable basis, television revenues were up 5%. Radio revenues declined 27% in 1998 mainly due to the divestitures of WQCD (in June 1998) and Farm Journal (in March 1997). On a comparable basis, radio revenues improved 3%. Entertainment/other revenues increased 9% mainly due to the September 1997 launch of the "Gene Roddenberry's Earth: Final Conflict" and "NightMan" syndicated programs by Tribune Entertainment and higher Cubs revenues.

     Broadcasting and entertainment operating profit in 1999 grew to a record $379 million, up 19% from 1998, due to increases in television. Television operating profit increased 20%, or $61 million, mainly from growth at the WB affiliates, led by WPIX-New York, KTLA-Los Angeles, WLVI-Boston and WGN-Chicago, the WGN Superstation and acquisitions, partially offset by the sale of WGNX-Atlanta. On a comparable basis, television operating profit improved 22%.

     Operating profit in 1998 was up 11%, or $31 million, from 1997 due to improvements in television. Television operating profit increased 13%, or $35 million, primarily due to the acquisitions and gains at KTLA-Los Angeles, KHWB-Houston and WLVI-Boston. On a comparable basis, television operating profit improved 10%.

Operating Expenses -- Broadcasting and entertainment operating expenses increased 10%, or $88 million, in 1999 mainly due to television station acquisitions, partially offset by the sale of WGNX-Atlanta. On a comparable basis, broadcasting and entertainment operating expenses increased 7%, or $56 million, due to higher compensation expense and increased broadcast rights amortization. On a comparable basis, compensation increased 14%, or $36 million, partially due to increased players' salaries at the Cubs and expansion of news at three television stations. Broadcast rights amortization rose 7%, or $20 million, mainly due to the airing of "Friends."

     Broadcasting and entertainment operating expenses increased 8%, or $64 million, in 1998 mainly due to the television station acquisitions, increased compensation expense and higher broadcast rights amortization, partially offset by the WQCD and Farm Journal dispositions. On a comparable basis, broadcasting and entertainment operating expenses increased 4%, or $26 million, in 1998. Compensation increased 5%, or $11 million, mainly due to increased players' salaries at the Cubs. Broadcast rights amortization rose 7%, or $16 million, largely due to higher program costs at Tribune Entertainment.

Education
-------------------------------------------------------------------------
Operating Revenues and Profit -- The following table presents education operating revenues, EBITDA and operating profit.

                                                              CHANGE
                                                         ----------------
(In millions)          1999       1998       1997        99-98      98-97
=========================================================================
Operating revenues     $340       $329       $226        +  3%      + 46%
EBITDA                   62         69         54        -  9%      + 27%
Operating profit         35         43         36        - 20%      + 20%
-------------------------------------------------------------------------

     Education operating revenues in 1999 grew 3% to $340 million primarily due to a 14%, or $25 million, increase in sales through the school channel, partially offset by a decline in retail revenues of 16%, or $20 million. The retail decline was due to a weaker adult trade book market, as well as the loss of promotional store space in the children's publishing market. In 1999, sales to the school channel represented 61% of total education revenues. Education operating revenues in 1998 increased 46% to $329 million mainly due to the acquisitions of Landoll (in December 1997) and Shortland (in September 1997) and increased sales to both school and retail markets by existing businesses. On a comparable basis, education revenues increased 9% in 1998, largely due to growth from the "Everyday Mathematics" curriculum and higher supplemental education sales at Instructional Fair Group. Operating profit decreased 20% to $35 million in 1999 due to the decline in retail revenues, higher sales and marketing costs and one-time charges recorded in 1999 related to inventories and receivables. Sales and marketing costs increased 15%, or $9 million, in 1999. One-time charges related to inventories and receivables were $5 million in 1999. Operating profit increased 20% to $43 million in 1998. The improvement was due to growth at existing businesses and acquisitions. On a comparable basis, operating profit rose 12%.

Operating Expenses -- Education operating expenses include costs to produce products, including paper, printing and binding; amortization of prepublication costs; and royalty expense. Operating expenses also include sales and marketing, development, fulfillment, depreciation and amortization of intangible assets. Education operating expenses were up 7%, or $19 million, in 1999 primarily due to higher sales and marketing costs and one-time charges related to inventories and receivables. Education operating expenses were up 51%, or $97 million, in 1998 mainly due to acquisitions. On a comparable basis, operating expenses were up 8%, or $15 million, in 1998 primarily due to increased cost of sales as a result of higher sales volume and higher marketing and development costs.

Equity Results
-----------------------------------------------------------------------------
                                                                   CHANGE
                                                                -------------
(In millions)                     1999       1998      1997     99-98   98-97
=============================================================================
Net loss on equity investments    $(22)      $(34)     $(35)    - 37%   -  2%
-----------------------------------------------------------------------------

Net loss on equity investments relates primarily to the Company's interest in the growing WB Network and various Internet-related investments. The Company acquired a 13% equity interest in The WB in 1995, and increased its ownership interest to 22% in 1997 and 25% in 1998. Equity losses declined 37% to $22 million in 1999 due to improved results from The WB and Qwest, partially offset by losses from the Company's investment in BrassRing Inc., which was formed in September 1999. In 1999, the Company owned a 36% equity interest in BrassRing Inc. In March 2000, the Company's equity interest in BrassRing Inc. is expected to decrease to 27.5%. Equity losses declined 2% to $34 million in 1998 due to improved results from The WB and Qwest, partially offset by higher losses from Internet-related investments.

Interest Income and Expense
-------------------------------------------------------------------------------

                                                                    CHANGE
                                                                ---------------
(In millions)               1999        1998        1997        99-98     98-97
===============================================================================
Interest income             $ 47        $  6        $ 26           *      - 77%
Interest expense            (113)        (88)        (86)       + 28%     +  2%
-------------------------------------------------------------------------------
Net interest expense        $(66)       $(82)       $(60)       - 20%     + 37%
-------------------------------------------------------------------------------
*Not meaningful

Interest income increased to $47 million in 1999 primarily due to higher cash balances and marketable securities from the investments of the PHONES proceeds. Interest income declined 77% in 1998 primarily due to the sale of The Learning Company convertible debentures in December 1997. Interest expense increased 28% in 1999 primarily due to the issuance of the PHONES. Interest expense increased 2% in 1998 mainly due to higher average debt levels resulting from acquisitions and stock repurchases. Average debt levels increased $847 million in 1999 to $2.4 billion and increased $24 million in 1998 to $1.6 billion. Excluding the PHONES, the average debt level was $1.5 billion in 1999. Outstanding debt was $2.7 billion at year-end 1999 and $1.6 billion at year-end 1998 and 1997. Excluding the PHONES, outstanding debt was $1.4 billion at year-end 1999.

-------------------------------------------------------------------------------
|   LIQUIDITY AND CAPITAL RESOURCES                                           |
-------------------------------------------------------------------------------

Cash flow generated from operations is the Company's primary source of liquidity. Net cash provided by operations was $572 million in 1999 and $546 million in 1998. The increase was mainly due to higher net income. The Company normally expects to fund dividends, capital expenditures and other operating requirements with net cash provided by operations. Funding required for share repurchases and acquisitions is financed by available cash flow from operations and, if necessary, by the issuance of debt.

     Net cash used for investments totaled $746 million in 1999 compared to $348 million in 1998. In 1999, the Company spent approximately $221 million for acquisitions and $212 million for investments. The Company also invested a portion of the PHONES proceeds in short-term and long-term marketable securities, resulting in net purchases of $345 million in 1999. Capital spending totaled $135 million in 1999. These outflows were partially offset by proceeds of $99 million from the sales of investments and the collection of a $54 million advance made to an investee in 1998.

     Net cash generated by financing activities was $792 million in 1999 as proceeds from the issuance of the PHONES and sales of common stock to employees were partially offset by repayments of debt, repurchases of common stock and payments of dividends. In 1999, the Company repaid $151 million of commercial paper and repurchased 5.0 million shares of its common stock for $205 million. Of this total, 3.9 million shares were purchased for $168 million by the Tribune Stock Compensation Fund ("TSCF"). The Company established the TSCF in July 1998 to purchase common stock for the purpose of funding certain existing stock-based compensation plans. At Dec. 26, 1999, the Company had authorization to repurchase $405 million of its common stock. Dividends on common and preferred shares were $104 million in 1999. Dividends on common stock increased 6% in 1999 to $.36 per share.

     The Company has revolving credit agreements with banks in the aggregate amount of $1.2 billion that extend to Dec. 31, 2001. At Dec. 26, 1999, no amounts were borrowed under these credit agreements.

     Capital spending for 2000 is expected to total approximately $225 to $250 million for a variety of normal replacement projects, including the Chicago Tribune's expansion of a packaging and distribution facility, new editorial and pagination systems, and press enhancements at selected newspapers, and the purchase of digital equipment at selected television stations.

     The Company has experienced no significant operational effects from Year 2000 transition. The Company estimates total Year 2000 compliance expenses will range from $17 to $18 million, of which $15.9 million was incurred through Dec. 26, 1999. All costs have been expensed as incurred.

-------------------------------------------------------------------------------
|   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                |
-------------------------------------------------------------------------------

Interest Rate Risk
--------------------------------------------------------------------------------
All of the Company's borrowings are denominated in U.S. dollars.  At
Dec. 26, 1999, the Company's debt was not subject to changes in interest rates. The Company's policy is to manage interest rate risk by issuing long-term debt and medium-term notes at fixed interest rates and short-term promissory notes.

  Information pertaining to the Company's debt at Dec. 26, 1999 is shown in the table below.

                                         Fixed Rate     Weighted Avg.  Variable Rate  Weighted Avg.
Maturities (In thousands)                   Debt       Interest Rate       Debt      Interest Rate
==================================================================================================
2000(1)                                  $   80,189         6.8%            -              -
2001(1) (2)                                 217,364         6.7%            -              -
2002                                         92,883         7.1%            -              -
2003                                         92,787         6.7%            -              -
2004                                        180,007         6.4%            -              -
Thereafter(3)                             2,061,651         3.7%            -              -
--------------------------------------------------------------------------------------------------
Total at Dec. 26, 1999                   $2,724,881
--------------------------------------------------------------------------------------------------
Fair Value at Dec. 26, 1999 (4)          $2,654,891
--------------------------------------------------------------------------------------------------

(1) As discussed in Note 6 to the Company's Consolidated Financial Statements, medium-term notes of $49.5 million scheduled to mature in 2000 were presented as maturing in 2001 for financial statement presentation because of the Company's ability and intent to refinance these securities.

(2) Includes $81.1 million of 6.25% DECS, related to the Company's investment in Mattel common stock. At maturity, the DECS will be repaid using shares of Mattel common stock or, at the Company's option, the cash equivalent thereof. See Note 6 to the Company's Consolidated Financial Statements for further discussion.

(3) Includes $1.3 billion of 2% PHONES, related to the Company's investment in AOL common stock. At maturity, the PHONES will be redeemed at the greater of the then market value of two shares of AOL common stock or $157 per PHONES. Interest on the debentures is paid quarterly at an annual rate of 2%. The Company also records non-cash interest expense on the discounted debt component of the PHONES. See Note 6 to the Company's Consolidated
     Financial Statements for further discussion.

(4) Fair value was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms. The carrying value of the Company's derivative instruments approximates fair value. The fair values of the PHONES and DECS are determined by reference to market values resulting from trading on a national securities exchange.

    Information pertaining to the Company's debt at Dec. 27, 1998 is shown in the table below.

                                         Fixed Rate    Weighted Avg. Variable Rate  Weighted Avg.
Maturities (In thousands)                   Debt      Interest Rate      Debt      Interest Rate
================================================================================================
1999 (1)                                 $   61,905       7.4%        $150,643         5.1%
2000                                         80,222       6.8%               -           -
2001 (1) (2)                                254,641       6.6%               -           -
2002                                         92,809       7.1%               -           -
2003                                         92,762       6.7%               -           -
Thereafter                                  913,179       6.2%               -           -
------------------------------------------------------------------------------------------------
Total at Dec. 27, 1998                   $1,495,518                   $150,643
------------------------------------------------------------------------------------------------
Fair Value at Dec. 27, 1998 (3)          $1,533,617                   $150,643
------------------------------------------------------------------------------------------------

(1)  Medium-term notes (fixed rate debt) of $32.0 million and promissory notes
     (variable rate debt) of $150.6 million scheduled to mature in 1999 were presented as maturing in 2001 for financial statement presentation because of the Company's ability and intent to refinance these securities.

(2) Includes $118.5 million of 6.25% DECS, related to the Company's investment in Mattel common stock. At maturity, the DECS will be repaid using shares of Mattel common stock or, at the Company's option, the cash equivalent thereof.

(3) Fair value was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms.

Equity Price Risk
--------------------------------------------------------------------------------
Available-For-Sale Securities. The Company has common stock investments in several publicly traded companies that are subject to market price volatility. Except for 16.0 million shares of AOL common stock and 5.5 million shares of Mattel common stock (see discussion below), these investments are classified as available-for-sale securities and are recorded in the balance sheet at fair value with unrealized gains or losses, net of related tax effects, reported in the accumulated other comprehensive income component of shareholders' equity.

1999 -- The following analysis presents the hypothetical change in the fair value of the Company's common stock investments in publicly traded companies that are classified as available-for-sale, assuming hypothetical stock price fluctuations of plus or minus 10%, 20% and 30% in each stock's price. This analysis excludes two million shares of AOL common stock related to a one-year hedge transaction. The AOL collar locked in the value of these shares within the price range of $46-$53 per share (see Note 1 to the Company's Consolidated Financial Statements).


                                 Valuation of Investments                                     Valuation of Investments
                                Assuming Indicated Decrease          Dec. 26, 1999           Assuming Indicated Increase
                                   in Each Stock's Price               Fair Value               in Each Stock's Price
---------------------------------------------------------------------------------------------------------------------------
(In thousands)                -30%          -20%         -10%                             +10%          +20%         +30%
---------------------------------------------------------------------------------------------------------------------------
Common stock
   investments in
   public companies         $374,500      $428,000     $481,500       $535,000(1)       $588,500      $642,000     $695,500
---------------------------------------------------------------------------------------------------------------------------

(1) Includes approximately four million shares of AOL common stock valued at $323,200. Excludes 16.0 million shares of AOL common stock and 5.5 million shares of Mattel common stock, see discussion below.

     During the last 12 quarters, market price movements caused the fair value of the Company's common stock investments in publicly traded companies to change by 10% or more in ten of the quarters, by 20% or more in seven of the quarters and by 30% or more in six of the quarters.

1998 -- The following analysis presents the fair value of the Company's common stock investments in publicly traded companies at Dec. 27, 1998, assuming hypothetical stock price fluctuations of plus or minus 10%, 20% and 30%. At Dec. 27, 1998, this analysis excludes 4.6 million shares of The Learning Company common stock related to the Company's DECS. In 1999, Mattel acquired The Learning Company.


                                 Valuation of Investments                                   Valuation of Investments
                                Assuming Indicated Decrease       Dec. 27, 1998            Assuming Indicated Increase
                                   in Each Stock's Price            Fair Value                in Each Stock's Price
---------------------------------------------------------------------------------------------------------------------------
(In thousands)                -30%          -20%         -10%                            +10%           +20%         +30%
---------------------------------------------------------------------------------------------------------------------------
Common stock
   investments in
   public companies         $637,700      $728,800     $819,900      $911,000(1)     $1,002,100     $1,093,200   $1,184,300
---------------------------------------------------------------------------------------------------------------------------

(1)  Includes approximately 24 million shares of AOL common stock valued at $818,000.

     During the last 12 quarters preceding Dec. 27, 1998, market price movements caused the fair value of the Company's common stock investments in publicly traded companies to change by 10% or more in nine of the quarters, by 20% or more in eight of the quarters and by 30% or more in five of the quarters.

Derivatives and Related Trading Securities. The Company has issued 8.0 million PHONES indexed to the value of its investment in 16.0 million shares of AOL common stock and 4.6 million DECS indexed to the value of its investment in 5.5 million shares of Mattel common stock (see Notes 1 and 6 to the Company's Consolidated Financial Statements). Beginning in the second quarter of 1999, these investments in AOL and Mattel stock are classified as trading securities, and changes in their fair values, net of the changes in the fair values of the related derivative components of the PHONES and the DECS, are recorded in the statement of income.

     At maturity, the PHONES will be redeemed at the greater of the then market value of two shares of AOL common stock or $157 per PHONES. At Dec. 26, 1999, the PHONES fair value was $1.3 billion. Since the issuance of the PHONES in April 1999, changes in the fair value of the PHONES have partially offset changes in the fair value of the related AOL shares. There may be periods with significant non-cash increases or decreases to the Company's net income pertaining to the PHONES and the related AOL shares.

     At maturity, the DECS will be repaid using shares of Mattel common stock or, at the Company's option, the cash equivalent thereof. The number of Mattel shares due at maturity, or the cash equivalent thereof, is based on the fair market value of the Mattel common stock, adjusted using a predetermined formula that allocates a portion of the appreciation, if any, to the Company. Holders of the DECS bear the full risk of a decline in the value of Mattel common stock. The fair value of the DECS was $81 million at Dec. 26, 1999. Since the issuance of the DECS in August 1998, changes in the fair value of the DECS have partially offset changes in the fair value of the related Mattel shares. There may be periods with significant non-cash increases or decreases to the Company's net income pertaining to the DECS and the related Mattel shares.

     The following analysis presents the hypothetical change in the fair value of the Company's 16.0 million shares of AOL common stock related to the PHONES and 5.5 million shares of Mattel common stock related to the DECS assuming hypothetical stock price fluctuations of plus or minus 10%, 20% and 30% in each stock's price.

                                 Valuation of Investments                                    Valuation of Investments
                                Assuming Indicated Decrease       Dec. 26, 1999            Assuming Indicated Increase
                                   in Each Stock's Price            Fair Value                in Each Stock's Price
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)                 -30%           -20%          -10%                           +10%           +20%           +30%
-------------------------------------------------------------------------------------------------------------------------------
AOL common stock             $912,800     $1,043,200    $1,173,600    $1,304,000       $1,434,400     $1,564,800     $1,695,200
Mattel common stock            49,508         56,580        63,653        70,725           77,798         84,870         91,943
-------------------------------------------------------------------------------------------------------------------------------


     During the last 12 quarters, market price movements have caused the fair value of the Company's 16.0 million shares in AOL common stock to change by 10% or more in ten of the quarters, by 20% or more in eight of the quarters and by 30% or more in five of the quarters. For the Company's 5.5 million shares in Mattel common stock, market price movements have caused the fair value to change by 10% or more in ten of the quarters, by 20% or more in five of the quarters and by 30% or more in four of the quarters.


                                                                                                 Tribune Company and Subsidiaries

Consolidated Statements of Income

(In thousands of dollars, except per share data)       Year Ended            Dec. 26, 1999      Dec. 27, 1998       Dec. 28, 1997
=================================================================================================================================
Operating       Publishing
Revenues           Advertising                                                  $1,201,261         $1,161,939          $1,115,538
                   Circulation                                                     241,258            243,842             250,558
                   Other                                                           137,707             92,792              70,622
                -----------------------------------------------------------------------------------------------------------------
                   Total                                                         1,580,226          1,498,573           1,436,718
                Broadcasting and Entertainment                                   1,302,058          1,153,006           1,057,529
                Education                                                          339,606            329,310             225,533
                -----------------------------------------------------------------------------------------------------------------
                Total operating revenues                                         3,221,890          2,980,889           2,719,780
---------------------------------------------------------------------------------------------------------------------------------
Operating       Cost of sales (exclusive of items shown below)                   1,454,058          1,391,029           1,254,981
Expenses        Selling, general and administrative                                775,233            692,003             650,255
                Depreciation and amortization of intangible assets                 222,159            195,568             172,513
                -----------------------------------------------------------------------------------------------------------------
                Total operating expenses                                         2,451,450          2,278,600           2,077,749
---------------------------------------------------------------------------------------------------------------------------------
Operating Profit                                                                   770,440            702,289             642,031
Net loss on equity investments                                                     (21,545)           (33,980)            (34,696)
Interest income                                                                     47,436              6,112              26,343
Interest expense                                                                  (113,031)           (88,451)            (86,502)
Gain on change in fair values of derivatives and related investments               215,876                  -                   -
Gain on reclassification of investments                                          1,095,976                  -                   -
Gain on sales of subsidiaries and investments, net of write-downs                  444,927            119,119             111,824
---------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                       2,440,079            705,089             659,000
Income taxes                                                                      (957,029)          (290,817)           (265,375)
---------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Change in Accounting Principle                1,483,050            414,272             393,625
Cumulative effect of change in accounting principle, net of tax (see Note 1)        (3,060)                 -                   -
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                       1,479,990            414,272             393,625
Preferred dividends, net of tax                                                    (18,639)           (18,782)            (18,798)
---------------------------------------------------------------------------------------------------------------------------------
Net Income Attributable to Common Shares                                        $1,461,351         $  395,490          $  374,827
---------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (see Note 1)
Basic:          Before cumulative effect of change in accounting principle      $     6.17         $     1.63          $     1.53
                Cumulative effect of accounting change, net                          (0.01)                 -                   -
                -----------------------------------------------------------------------------------------------------------------
                Net income                                                      $     6.16         $     1.63          $     1.53
---------------------------------------------------------------------------------------------------------------------------------
Diluted:        Before cumulative effect of change in accounting principle      $     5.62         $     1.50          $     1.40
                Cumulative effect of accounting change, net                          (0.01)                 -                   -
---------------------------------------------------------------------------------------------------------------------------------
                Net income                                                      $     5.61         $     1.50          $     1.40
---------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                       39


Consolidated Balance Sheets


Assets                   (In thousands of dollars, except share data)                             Dec. 26, 1999      Dec. 27, 1998
==================================================================================================================================
Current Assets           Cash and cash equivalents                                                   $  631,018         $   12,433
                         Short-term investments                                                         435,770                  -
                         Accounts receivable (less allowances of $48,246 and $44,402)                   594,949            555,229
                         Inventories                                                                    112,689             99,005
                         Broadcast rights                                                               253,129            232,394
                         Prepaid expenses and other                                                      56,996             46,068
                         ---------------------------------------------------------------------------------------------------------
                         Total current assets                                                         2,084,551            945,129
----------------------------------------------------------------------------------------------------------------------------------
Properties               Machinery, equipment and furniture                                           1,232,082          1,130,791
                         Buildings and leasehold improvements                                           397,357            369,319
                         ---------------------------------------------------------------------------------------------------------
                                                                                                      1,629,439          1,500,110
                         Accumulated depreciation                                                    (1,077,903)          (987,791)
                         ---------------------------------------------------------------------------------------------------------
                                                                                                        551,536            512,319
                         Land                                                                            90,208             83,691
                         Construction in progress                                                        70,792             80,725
                         ---------------------------------------------------------------------------------------------------------
                         Net properties                                                                 712,536            676,735
----------------------------------------------------------------------------------------------------------------------------------
Other Assets             Broadcast rights                                                               192,070            207,757
                         Intangible assets (less accumulated amortization of $455,711
                           and $373,820)                                                              3,150,648          2,703,993
                         America Online stock related to PHONES debt                                  1,304,000            546,500
                         Other investments                                                            1,175,634            703,479
                         Other                                                                          178,252            151,977
                         ---------------------------------------------------------------------------------------------------------
                         Total other assets                                                           6,000,604          4,313,706
                         ---------------------------------------------------------------------------------------------------------
                         Total assets                                                                $8,797,691         $5,935,570
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                                                                                  Tribune Company and Subsidiaries


Liabilities and Shareholders' Equity                                                              Dec. 26, 1999      Dec. 27, 1998
==================================================================================================================================
Current                  Long-term debt due within one year                                          $   30,689        $    29,905
Liabilities              Accounts payable                                                               176,552            157,708
                         Employee compensation and benefits                                             122,333            114,202
                         Contracts payable for broadcast rights                                         276,307            260,264
                         Deferred income                                                                 64,419             55,097
                         Income taxes                                                                     2,226             59,607
                         Accrued liabilities                                                            188,070            151,347
                         ---------------------------------------------------------------------------------------------------------
                         Total current liabilities                                                      860,596            828,130
----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt           PHONES debt related to America Online stock                                  1,328,480                  -
                         Other long-term debt (less portions due within one year)                     1,365,712          1,616,256
----------------------------------------------------------------------------------------------------------------------------------
Other                    Deferred income taxes                                                        1,251,377            701,778
Non-Current              Contracts payable for broadcast rights                                         269,698            268,099
Liabilities              Compensation and other obligations                                             251,930            164,690
                         ---------------------------------------------------------------------------------------------------------
                         Total other non-current liabilities                                          1,773,005          1,134,567
----------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (see Notes 9 and 11)                                                   -                  -
----------------------------------------------------------------------------------------------------------------------------------
Shareholders'            Series B convertible preferred stock (without par value)
Equity                       Authorized: 1,600,000 shares
                             Issued and outstanding: 1,282,665 shares in 1999 and
                                 1,337,926 shares in 1998 (liquidation value $220 per share)            281,093            293,203
                         Common stock (without par value)
                             Authorized: 400,000,000 shares; 327,086,632 shares issued                    1,018              1,018
                         Additional paid-in capital                                                     136,108            209,474
                         Retained earnings                                                            4,195,318          2,819,474
                         Treasury stock (at cost)
                             88,071,818 shares in 1999 and 88,255,022 shares in 1998                 (1,430,900)        (1,414,661)
                         Treasury stock held by Tribune Stock Compensation Fund (at cost)
                             1,223,384 shares in 1999 and 827,548 shares in 1998                        (61,909)           (26,602)
                         Unearned compensation related to ESOP                                         (127,595)          (156,495)
                         Accumulated other comprehensive income                                         476,765            631,206
                         ---------------------------------------------------------------------------------------------------------
                         Total shareholders' equity                                                   3,469,898          2,356,617
                         ---------------------------------------------------------------------------------------------------------
                         Total liabilities and shareholders' equity                                  $8,797,691        $ 5,935,570
----------------------------------------------------------------------------------------------------------------------------------

                                                                                              Tribune Company and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of dollars)                                                        Dec. 26, 1999   Dec. 27, 1998   Dec. 28, 1997
==============================================================================================================================
Operations      Net income                                                          $1,479,990        $414,272        $393,625
                Adjustments to reconcile net income to net cash
                  provided by operations:
                    Gain on change in fair values of derivatives and
                      related investments                                             (215,876)              -               -
                    Gain on reclassification of investments                         (1,095,976)              -               -
                    Gain on sales of subsidiaries and investments,
                      net of write-downs                                              (444,927)       (119,119)       (111,824)
                    Cumulative effect of accounting change, net                          3,060               -               -
                    Depreciation and amortization of intangible assets                 222,159         195,568         172,513
                    Deferred income taxes                                              720,088           7,904         (13,959)
                    Net loss on equity investments                                      21,545          33,980          34,696
                    Changes in working capital items
                      excluding effects from acquisitions:
                        Accounts receivable                                            (75,469)        (49,987)        (43,957)
                        Inventories, prepaid expenses and other current assets         (21,234)         (4,786)         (3,671)
                        Accounts payable, employee compensation and
                          benefits, deferred income and accrued liabilities             (6,231)         28,400          36,322
                        Income taxes                                                   (57,776)         52,514         (46,356)
                    Change in broadcast rights, net of liabilities                       5,528          (1,072)        (11,862)
                    Other, net                                                          36,978         (11,795)        (21,449)
                --------------------------------------------------------------------------------------------------------------
                Net cash provided by operations                                        571,859         545,879         384,078
------------------------------------------------------------------------------------------------------------------------------
Investments     Capital expenditures                                                  (134,736)       (139,710)       (103,845)
                Acquisitions (excluding $13.6 million of stock issued in 1999)        (220,729)       (154,711)     (1,239,612)
                Investments                                                           (211,590)        (40,245)        (48,342)
                Net purchases of marketable securities                                (344,541)              -               -
                Proceeds from sales of investments and subsidiary stock                 98,595          51,585         402,473
                Net (increase) decrease in advances to investee                         51,908         (52,244)         (1,514)
                Other, net                                                              15,444         (12,622)          8,522
                --------------------------------------------------------------------------------------------------------------
                Net cash used for investments                                         (745,649)       (347,947)       (982,318)
------------------------------------------------------------------------------------------------------------------------------
Financing       Net proceeds from issuance of PHONES debt                            1,230,880               -               -
                Proceeds from issuance of other long-term debt                               -         469,878         626,375
                Repayments of long-term debt                                          (183,722)       (336,886)        (55,437)
                Sales of common stock to employees, net                                 53,960          46,129          57,145
                Purchases of treasury stock                                            (37,015)       (261,160)       (140,038)
                Purchases of treasury stock by Tribune Stock Compensation Fund        (167,582)        (68,988)              -
                Dividends                                                             (104,146)       (101,090)        (97,357)
                --------------------------------------------------------------------------------------------------------------
                Net cash provided by (used for) financing                              792,375        (252,117)        390,688
------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                   618,585         (54,185)       (207,552)
                Cash and cash equivalents, beginning of year                            12,433          66,618         274,170
                --------------------------------------------------------------------------------------------------------------
                Cash and cash equivalents, end of year                              $  631,018        $ 12,433        $ 66,618
------------------------------------------------------------------------------------------------------------------------------
Supplemental    Cash paid for:
Cash Flow         Interest (net of amounts capitalized)                             $  105,489        $ 87,320        $ 84,456
Information       Income taxes                                                      $  225,534        $168,912        $285,656
------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                       42

                                                                                                 Tribune Company and Subsidiaries
Consolidated Statements of Shareholders' Equity

                                     Dec. 26, 1999                      Dec. 27, 1998                     Dec. 28, 1997
                           ================================== ================================== ================================
(In thousands,             Shareholders' Comprehensive        Shareholders' Comprehensive        Shareholders' Comprehensive
 except per share data)       Equity        Income     Shares    Equity        Income     Shares    Equity        Income   Shares
=================================================================================================================================
Retained Earnings
Balance, beginning of year   $2,819,474                        $2,506,292                        $2,210,024
Net income                    1,479,990   $1,479,990              414,272  $414,272                 393,625    $393,625
                                          ----------                       --------                            --------
Dividends declared
  Common ($.36/share in 1999,
    $.34/share in 1998 and
    $.32/share in 1997)         (85,625)                          (82,426)                          (78,646)
  Preferred ($17.05/share)      (21,910)                          (22,812)                          (23,641)
Tax benefit on dividends
  paid to the ESOP(1)             3,389                             4,148                             4,930
                             ----------                        ----------                        ----------
Balance, end of year          4,195,318                         2,819,474                         2,506,292
---------------------------------------------------------------------------------------------------------------------------------
Accumulated Other
  Comprehensive Income
Balance, beginning of year      631,206                           161,641                           118,813
Change in unrealized gain
  on securities, net                        (153,940)                       475,168                              42,828
Change in foreign currency
  translation adjustments, net                  (501)                        (5,603)                                  -
                                          ----------                       --------                            --------
Other comprehensive income
  (loss)                       (154,441)    (154,441)             469,565   469,565                  42,828      42,828
                                          ----------                       --------                            --------
Comprehensive income                      $1,325,549                       $883,837                            $436,453
                             ----------   ----------           ----------  --------              ----------    --------
Balance, end of year            476,765                           631,206                           161,641
---------------------------------------------------------------------------------------------------------------------------------
Series B Convertible
  Preferred Stock
Balance, beginning of year      293,203                 1,338     303,864                 1,387     312,470                 1,426
Redemptions of convertible
  preferred stock               (12,110)                  (55)    (10,661)                  (49)     (8,606)                  (39)
                             ----------               -------  ----------               -------  ----------               -------
Balance, end of year            281,093                 1,283     293,203                 1,338     303,864                 1,387
---------------------------------------------------------------------------------------------------------------------------------
Common Stock and Additional
  Paid-In Capital
Balance, beginning of year      210,492               327,087     202,419               327,087     150,879               327,087
Redemptions of convertible
  preferred stock                (2,122)                    -        (477)                    -         535                     -
Shares issued under option
  and stock plans               (78,315)                    -       8,550                     -      51,005                     -
Shares issued for
  acquisition of subsidiary       7,071                     -           -                     -           -                     -
                             ----------               -------  ----------               -------  ----------               -------
Balance, end of year            137,126               327,087     210,492               327,087     202,419               327,087
---------------------------------------------------------------------------------------------------------------------------------
Treasury Stock (at cost)
Balance, beginning of year   (1,414,661)              (88,255) (1,159,832)              (82,026) (1,034,012)              (81,197)
Redemptions of convertible
  preferred stock                14,232                   884      11,138                   778       8,071                   628
Purchases of treasury stock     (37,015)               (1,118)   (261,160)               (9,006)   (140,038)               (5,684)
Shares issued under option
  and stock plans                     -                     -      39,736                 3,343      91,221                 7,611
Shares tendered as payment
  for options exercised               -                     -     (44,543)               (1,344)    (85,074)               (3,384)
Shares issued for acquisition
  of subsidiary                   6,544                   417           -                     -           -                     -
                             ----------               -------  ----------               -------  ----------               -------
Balance, end of year         (1,430,900)              (88,072) (1,414,661)              (88,255) (1,159,832)              (82,026)
---------------------------------------------------------------------------------------------------------------------------------
Treasury Stock Held by Tribune
  Stock Compensation Fund (at cost)
Balance, beginning of year      (26,602)                 (828)          -                     -           -                     -
Purchases of treasury stock    (167,582)               (3,888)    (68,988)               (2,115)          -                     -
Shares issued under option
  and stock plans               332,402                 8,192      85,366                 2,594           -                     -
Shares tendered as payment
  for options exercised        (200,127)               (4,699)    (42,980)               (1,307)          -                     -
                             ----------               -------  ----------               -------  ----------               -------
Balance, end of year            (61,909)               (1,223)    (26,602)                 (828)          -                     -
---------------------------------------------------------------------------------------------------------------------------------
Unearned Compensation (ESOP)
Balance, beginning of year     (156,495)                         (188,380)                         (218,668)
Repayment of ESOP debt           28,900                            31,885                            30,288
                             ----------                        ----------                        ----------
Balance, end of year           (127,595)                         (156,495)                         (188,380)
---------------------------------------------------------------------------------------------------------------------------------
Total (2)                    $3,469,898               237,792  $2,356,617               238,004  $1,826,004               245,061
---------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the tax benefit on allocated preferred shares held by the ESOP, which was credited to income tax expense.
(2) For shares, total represents net common shares outstanding.

See Notes to Consolidated Financial Statements.

                                                Tribune Company and Subsidiaries

Notes To Consolidated Financial Statements

The significant accounting policies of Tribune Company and subsidiaries (the "Company"), as summarized below, conform with generally accepted accounting principles in the United States and reflect practices appropriate to the businesses in which they operate. Certain prior year amounts have been reclassified to conform with the 1999 presentation. All Company share and per share data have been restated to reflect a two-for-one common stock split effective Sept. 9, 1999.

--------------------------------------------------------------------------------
|   NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES                        |
--------------------------------------------------------------------------------

Fiscal Year -- The Company's fiscal year ends on the last Sunday in December. Fiscal years 1999, 1998 and 1997 all comprised 52 weeks.

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

Cash and Cash Equivalents -- Cash and cash equivalents are stated at cost, which approximates market value. Investments with maturities of three months or less at the time of purchase are considered to be cash equivalents.

Short-Term Investments -- Short-term investments include corporate bonds and notes, medium-term notes, certificates of deposits, commercial paper, municipal bonds and U.S. Treasury notes. The securities are classified as held-to-maturity and are recorded at cost. At Dec. 26, 1999, short-term investments also include
2.0 million shares of America Online ("AOL") common stock with a fair value of $163 million. These AOL shares are related to a collar transaction and are further discussed in "Adoption of New Accounting Pronouncement" below. References in this report to AOL's share and per share data reflect all stock splits that have occurred through Dec. 26, 1999.

Inventories -- Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") basis for newsprint and on the first-in, first-out ("FIFO") or average basis for all other inventories.

Broadcast Rights -- Broadcast rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. The total cost of these rights is recorded as an asset and a liability when the program becomes available for broadcast. Syndicated program rights that have limited showings are generally amortized using an accelerated method as programs are aired. Sports and feature films rights are amortized using the straight-line method. The current portion of broadcast rights represents those rights available for broadcast that are expected to be amortized in the succeeding year.

Properties -- Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the properties' estimated useful lives, ranging from 3 to 40 years.

Intangible Assets -- Intangible assets primarily represent the excess of cost over the fair market value of tangible net assets acquired. The excess cost related to net assets acquired since 1971 is being amortized on a straight-line basis over various periods. These periods range from 5 to 40 years for goodwill (with the majority being amortized over 40 years), 40 years for Federal Communications Commission ("FCC") licenses, and from 4 to 40 years for other intangible assets. Intangible assets of $23.5 million related to pre-1971 acquisitions are not being amortized as the Company believes there has been no diminution of value. The Company evaluates the carrying values of all intangible assets periodically in relation to the projected future undiscounted cash flows of the related businesses to determine whether impairment exists. Adjustments to net realizable value are made as needed; no such adjustments to intangible assets were required in the periods presented.

Investments -- The Company records its investments in debt and equity securities at their fair value, except for debt securities that the Company intends to hold to maturity and equity securities that are accounted for under the equity method or that are issued by private companies. In 1999, the Company reclassified 16.0 million shares of AOL common stock and 5.5 million shares of Mattel common stock from available-for-sale to trading securities in connection with the adoption of Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." See further discussion in "Adoption of New Accounting Pronouncement" below. Changes in the difference between cost and fair value of the 16.0 million AOL shares and 5.5 million Mattel shares is recorded in the statement of income beginning in the second quarter of 1999. All other investments recorded at fair value have been classified as available-for-sale, and accordingly, the difference between cost and fair value, net of related tax effects, for all other investments is recorded in the accumulated other comprehensive income component of shareholders' equity. The cost of securities sold is determined on an average cost basis.

Adoption of New Accounting Pronouncement -- The Company elected early adoption of FAS 133 as of the beginning of the 1999 second quarter. FAS 133 requires that all derivative instruments be recorded in the balance sheet at fair value. The provisions of FAS 133 affected the Company's accounting for its 8.0 million Exchangeable Subordinated Debentures due 2029 ("PHONES"), its 4.6 million Debt Exchangeable for Common Stock securities ("DECS") (see Note 6) and its America Online collar for 2.0 million shares.

     In April 1999, the Company issued 8.0 million PHONES for an aggregate principal amount of over $1.2 billion. The principal amount equaled the value of
16.0 million shares of AOL common stock at the closing price of $78.50 per share on April 7, 1999. The Company will continue to own the AOL stock.

     In the first quarter of 1999, the Company entered into a one-year hedge transaction ("AOL collar") with respect to 2.0 million shares of its AOL common stock investment. The AOL collar was restructured in the third quarter of 1999. The collar locks in the value of these shares within the price range of $46-$53 per share and will settle in four equal installments of 500,000 shares in each of the four quarters of 2000. Since these transactions will settle in 2000, the value of these shares under the collar is classified as a short-term investment of $163 million in the balance sheet at Dec. 26, 1999.

     Prior to the adoption of FAS 133, changes in the fair values of the Company's 16.0 million AOL shares and 5.5 million Mattel shares related to the PHONES and DECS, respectively, had been recorded in the accumulated other comprehensive income component of shareholders' equity in the Company's balance sheet, as these securities had been classified as available-for-sale. With the adoption of FAS 133, the 16.0 million shares of AOL common stock and the 5.5 million shares of Mattel common stock were reclassified to trading securities. As a result of this change in classification, the Company was required, under the provisions of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," to recognize pretax gains totaling approximately $1.1 billion in its second quarter 1999 statement of income, which added $2.55 to diluted earnings per share ("EPS"). These one-time, non-cash gains represented the unrealized market appreciation on these investments through the end of the 1999 first quarter. Beginning in the second quarter of 1999, the Company records subsequent changes in the fair values of these investments in the statement of income.

     Under the provisions of FAS 133, the initial values of the PHONES and the DECS were each split into a debt component and a derivative component. Changes in the fair values of the derivative component of the PHONES and DECS are recorded in the statement of income. Changes in the fair values of the related AOL and Mattel shares should at least partially offset changes in the fair values of the derivative component of the PHONES and the DECS, respectively. There may be periods with significant non-cash increases or decreases to the Company's net income pertaining to the PHONES, DECS and the related

AOL and Mattel shares. The 2.0 million shares of AOL common stock related to the AOL collar are classified as available-for-sale securities, with the unrealized gain or loss on these shares reported in the accumulated other comprehensive income component of shareholders' equity. Changes in the time value of the AOL collar are recorded in the Company's statement of income.

     In 1999, the change in fair value of the derivative component of the PHONES resulted in a pretax loss of $68 million, which was more than offset by a $299 million pretax gain resulting from the change in fair value of the related AOL trading shares since the beginning of the second quarter. The net change in the fair values of the derivative component of the PHONES and the related AOL shares resulted in a non-cash pretax gain of $231 million, which increased diluted EPS by $.53. The total changes in the fair values of all of the Company's derivatives, net of changes in the fair values of the related shares, resulted in a net pretax gain of $216 million, which increased diluted EPS by $.50.

      The cumulative effect of adopting FAS 133 as of the beginning of the second quarter of 1999 resulted in a $3 million after-tax loss, or $.01 per diluted EPS. This cumulative effect resulted from adjusting the DECS and the AOL collar derivatives to their fair values as of March 28, 1999.

     The carrying value of the Company's derivative instruments approximates fair value. The fair values of the PHONES and DECS are determined by reference to market values resulting from trading on a national securities exchange. The AOL collar's fair value is based on estimates using the Black-Scholes valuation model.

Pension Plans -- Retirement benefits are provided to employees through pension plans sponsored either by the Company or by unions. Under the Company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is the Company's policy to fund the minimum for Company-sponsored pension plans as required by ERISA. Contributions made to union-sponsored plans are based upon collective bargaining agreements.

Income Taxes -- Provision is made for income taxes on undistributed earnings of foreign subsidiaries that are expected to be remitted to the U.S. parent company. No provision for income taxes, however, is made on undistributed earnings that are intended to be reinvested in facilities and other assets in the foreign countries for an indefinite period of time. The cumulative amount of unremitted earnings that has been reinvested indefinitely was immaterial as of Dec. 26, 1999.

Foreign Currency Translation -- The assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated at average rates of exchange in effect during the year. Translation adjustments are included in the accumulated other comprehensive income component of shareholders' equity.

Stock-Based Compensation -- The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25 and related Interpretations. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The Company has adopted the disclosure-only provisions of FAS 123, "Accounting for Stock-Based Compensation."

Earnings Per Share (EPS) -- Basic EPS is computed by dividing net income attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted EPS is computed based on the assumption that all of the convertible preferred shares held by the Company's Employee Stock Ownership Plan ("ESOP") are converted into common shares (see Note 14). For purposes of calculating diluted EPS, net income is reduced by the additional ESOP contribution that would be required for ESOP debt service, and the weighted average number of shares outstanding is increased by (i) the additional common shares that would be issued upon conversion of the preferred shares based on the stated conversion rate plus any additional common shares that would have to be issued to meet the redemption price guarantee for all preferred shares that have been allocated to participants, and (ii) the effect of stock options.

     The computations of basic and diluted EPS were as follows:

(In thousands, except per share data)                                  1999           1998            1997
==========================================================================================================
BASIC
Net income                                                       $1,479,990       $414,272        $393,625
Preferred dividends, net of tax                                     (18,639)       (18,782)        (18,798)
----------------------------------------------------------------------------------------------------------
Net income attributable to common shares                         $1,461,351       $395,490        $374,827
Weighted average common shares outstanding                          237,367        242,428         245,758
----------------------------------------------------------------------------------------------------------
Basic EPS                                                        $     6.16       $   1.63        $   1.53
----------------------------------------------------------------------------------------------------------

DILUTED
Net income                                                       $1,479,990       $414,272        $393,625
Additional ESOP contribution required assuming
     all preferred shares were converted, net of tax                (12,251)       (12,720)        (13,141)
----------------------------------------------------------------------------------------------------------
Adjusted net income                                              $1,467,739       $401,552        $380,484
----------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                          237,367        242,428         245,758
Assumed conversion of preferred shares into
     common shares                                                   20,523         21,384          22,186
Assumed exercise of stock options, net of common
     shares assumed repurchased with the proceeds                     3,929          3,112           2,982
----------------------------------------------------------------------------------------------------------
Adjusted weighted average common shares outstanding                 261,819        266,924         270,926
----------------------------------------------------------------------------------------------------------
Diluted EPS                                                      $     5.61       $   1.50        $   1.40
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
|   NOTE 2: CHANGES IN OPERATIONS AND NON-OPERATING ITEMS                      |
--------------------------------------------------------------------------------

Acquisitions -- The Company completed acquisitions totaling approximately $234 million in 1999, $155 million in 1998 and $1.2 billion in 1997. These acquisitions were accounted for as purchases. Accordingly, the results of these operations are included in the consolidated statements of income since their respective dates of acquisition. Pro forma results of operations are not material for presentation.

     In February 1999, the Company acquired JDTV, a distributor of television listings information to the cable and satellite television industries. In March 1999, the Company acquired the assets of television station KCPQ-Seattle, with a fair value of approximately $380 million, in exchange for its WGNX-Atlanta television station and cash. In September 1999, the Company acquired the assets of television station WEWB-Albany (formerly WMHQ) for $18.5 million in cash. In November 1999, the Company acquired the assets of television station WBDC-Washington, D.C. for $125 million in cash.

     FCC regulations in effect at the time the exchange of WGNX-Atlanta for KCPQ-Seattle was consummated precluded the Company from owning both KCPQ and the Company's KTWB-Seattle (formerly KTZZ) television station. As part of the transaction, the Company transferred the assets of KTWB into a disposition trust. Pursuant to the terms of the trust, an independent trustee was charged with finding a buyer for KTWB. However, on Aug. 5, 1999, the FCC adopted changes to its rules that now permit the Company to own both stations. The FCC revised its television duopoly rules to permit common ownership of two television stations within the same Nielsen Designated Market Area ("DMA"), provided that eight full-power independent television stations remain in the DMA and one of the stations is not among the top four-ranked stations in the DMA based on audience share. Based on the revised duopoly rule, the assets of KTWB were transferred back to the Company from the trust on Jan. 28, 2000.

     In June 1998, the Company acquired the assets of television stations KTWB-Seattle and WXMI-Grand Rapids, with a fair value of approximately $179 million, in exchange for its WQCD-New York radio station and cash. In September 1998, the Company purchased Sun-Sentinel Community News Group (formerly South Florida Newspaper Network), a publisher of weekly newspapers in South Florida.

     In March 1997, the Company acquired Renaissance Communications Corp., a publicly traded company that owned six television stations, for $1.1 billion in cash. The stations acquired were KDAF-Dallas, WBZL-Miami, KTXL-Sacramento, WXIN-Indianapolis, WTIC-Hartford and WPMT-Harrisburg. The FCC order granting the Company's application to acquire the Renaissance stations contained waivers of two FCC rules. First, the FCC temporarily waived its duopoly rule relating to the overlap of WTIC's and WPMT's broadcast signals with those of other Tribune stations. The temporary waivers were granted subject to the outcome of the Aug. 5, 1999 FCC rulemaking, which now permits the Company to own both stations. Second, the FCC granted a 12-month waiver of its rule prohibiting television/newspaper cross-ownership in the same market, which relates to the Miami television station and the Fort Lauderdale Sun-Sentinel newspaper. The FCC subsequently issued a rule review to consider modifying its cross-ownership rule. In March 1998, the FCC granted the Company a waiver extension to allow continued ownership of both the Miami television station and the Sun-Sentinel newspaper until the rule review has concluded. The Company cannot predict the outcome of the FCC cross-ownership rule review.

     Also in 1997, the Company acquired Shortland Publications Limited, a New Zealand-based company that publishes reading, language arts, science and social studies materials for several international elementary school markets (in September for $32 million), and approximately 80% of Landoll, Inc., a publisher of children's books for the mass market (in December for $77 million).

     Supplemental cash flow information for the 1999, 1998 and 1997 acquisitions is summarized in the table below:

Acquisitions (In thousands)               1999              1998           1997
===============================================================================
Fair value of assets acquired (1)     $275,291          $184,506     $1,396,753
Liabilities assumed                    (54,562)          (29,795)      (157,141)
-------------------------------------------------------------------------------
Net cash paid                         $220,729          $154,711     $1,239,612
-------------------------------------------------------------------------------
(1) Includes intangible assets, net of acquisition-related deferred taxes.

Non-Operating Items -- The Company elected early adoption of FAS 133 as of the beginning of the 1999 second quarter. FAS 133 requires that all derivative instruments be recorded in the balance sheet at fair value. The provisions of FAS 133 affected the Company's accounting for its 8.0 million PHONES, its 4.6 million DECS and its AOL collar for 2.0 million shares. In 1999, the Company recorded a net pretax gain of $216 million for the change in fair values of its derivatives and related investments, and a pretax gain of $1.1 billion from reclassifying certain investments from available-for-sale to trading securities. See Note 1, "Adoption of New Accounting Pronouncement" for further discussion.

     On March 1, 1999 the Company exchanged its WGNX-Atlanta television station and cash for the assets of television station KCPQ-Seattle. The divestiture of WGNX was accounted for as a sale, and the acquisition of KCPQ was recorded as a purchase. The Company recorded the assets of KCPQ at fair market value and recognized a pretax gain of $348 million, which increased diluted EPS by $.80. Also in 1999, the Company sold certain investments. Non-operating items for 1999 are summarized as follows:


                                                    Shares                          Pretax      Diluted
1999 (In thousands, except per share data)           Sold         Proceeds           Gain         EPS
=======================================================================================================
Gain on change in fair values of derivatives
     and related investments                                       $     -        $  215,876      $ .50
Gain on reclassification of investments                                  -         1,095,976       2.55
Sale of WGNX subsidiary                                                  -           348,041        .80
Sale of AOL common stock                             2,000          94,995            94,840        .23
Sale of other investment                                             3,600             2,046          -
-------------------------------------------------------------------------------------------------------
Total non-operating items                                          $98,595        $1,756,779      $4.08
-------------------------------------------------------------------------------------------------------

     In 1998, the Company sold its WQCD radio station subsidiary, sold a portion of its investment portfolio and wrote down certain investments. These non-operating items are summarized as follows:

                                                       Shares                     Pretax      Diluted
1998 (In thousands, except per share data)              Sold       Proceeds        Gain         EPS
=====================================================================================================
Sale of WQCD subsidiary                                             $     -      $ 85,168        $.16
Sale of AOL common stock                                 600         13,949        13,902         .03
Sale of The Learning Company common stock                611         16,552        11,128         .02
Other sales of investments, net of write-downs                       21,084         8,921         .02
-----------------------------------------------------------------------------------------------------
Total non-operating items                                           $51,585      $119,119        $.23
-----------------------------------------------------------------------------------------------------

     In June 1998, the Company exchanged its WQCD radio station in New York and cash for the assets of television stations KTWB-Seattle and WXMI-Grand Rapids. The divestiture of WQCD was accounted for as a sale and the acquisition of the television stations was recorded as a purchase. The transaction resulted in a pretax gain of $85 million, or $.16 per diluted EPS.

     In 1997, the Company sold a portion of its investment portfolio and wrote down certain investments. These non-operating items are summarized as follows:

                                                         Shares                         Pretax      Diluted
1997 (In thousands, except per share data)                Sold       Proceeds        Gain (Loss)      EPS
===========================================================================================================
Sales of AOL common stock                                40,954      $134,259          $131,107        $.30
Sale of CheckFree common stock                            2,158        46,161            35,294         .08
The Learning Company
    Sale of convertible notes                                         123,000             6,641         .02
    Write-down of stock                                                     -           (77,266)       (.18)
Other sales of investments, net of write-downs                         39,303            16,048         .03
-----------------------------------------------------------------------------------------------------------
Total non-operating items                                            $342,723          $111,824        $.25
-----------------------------------------------------------------------------------------------------------

     In June 1997, the Company concluded that the decline in the value of its $123.5 million investment in The Learning Company common stock was other than temporary and wrote down the investment to fair market value in accordance with FAS 115. As shown in the above table, the write-down resulted in a non-cash, pretax loss of $77 million, or $.18 per diluted EPS. In December 1997, the Company completed the sale of The Learning Company convertible notes for $123 million in cash.

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

--------------------------------------------------------------------------------
|   NOTE 3:  INVENTORIES                                                       |
--------------------------------------------------------------------------------

(In thousands)                    Dec. 26, 1999               Dec. 27, 1998
===========================================================================
Finished goods                         $ 83,746                     $74,631
Newsprint (at LIFO)                      17,465                      12,207
Supplies and other                       11,478                      12,167
---------------------------------------------------------------------------
Total inventories                      $112,689                     $99,005
---------------------------------------------------------------------------

Newsprint inventories are valued under the LIFO method and were less than current cost by approximately $7.5 million at Dec. 26, 1999 and $9.9 million at Dec. 27, 1998. Finished goods primarily include books and supplemental educational materials.

--------------------------------------------------------------------------------
|   NOTE 4:  INTANGIBLE ASSETS                                                 |
--------------------------------------------------------------------------------

Intangible assets consisted of the following:

(In thousands)                            Dec. 26, 1999           Dec. 27, 1998
===============================================================================
Goodwill                                     $2,211,113              $1,810,478
FCC licenses                                    714,587                 589,826
Other                                           680,659                 677,509
-------------------------------------------------------------------------------
Total intangible assets                       3,606,359               3,077,813
Less accumulated amortization                  (455,711)               (373,820)
-------------------------------------------------------------------------------
Net intangible assets                        $3,150,648              $2,703,993
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
|   NOTE 5:  INVESTMENTS                                                       |
--------------------------------------------------------------------------------

Investments consisted of the following:

(In thousands)                               Dec. 26, 1999         Dec. 27, 1998
================================================================================
Short-term marketable securities                $  272,770            $        -
AOL stock related to collar                        163,000                     -
AOL stock related to PHONES debt                 1,304,000               546,500
Long-term marketable securities                     71,771                     -
Other cost method investments                      710,138               512,080
Equity method investments                          163,071                48,597
Debt securities                                    230,654               142,802
--------------------------------------------------------------------------------
Total investments                               $2,915,404            $1,249,979
--------------------------------------------------------------------------------

     Short-term and long-term marketable securities include corporate bonds and notes, medium-term notes, certificates of deposits, commercial paper, municipal bonds and U.S. Treasury notes. The securities are classified as held-to-maturity and are recorded at cost.

     In the first quarter of 1999, the Company entered into a one-year hedge transaction, the AOL collar, with respect to 2.0 million shares of its AOL common stock investment. In April 1999, the Company issued 8.0 million PHONES, indexed to the value of 16.0 million shares of AOL common stock (see Note 1).

     At Dec. 26, 1999, the Company's investments included primarily the cost method investments in public companies and equity method investments in private companies in the table below:

     COST METHOD INVESTMENTS                    EQUITY METHOD INVESTMENTS
----------------------------------        ------------------------------------
Public                         %          Private                          %
Companies                    Owned        Companies                      Owned
==============================================================================
America Online, Inc. (1)      0.9%        BrassRing Inc.                   36%
At Home Corporation           0.8%        Central Florida News 13          50%
Exactis.com, Inc.             8.3%        Digital City, Inc.               20%
iVillage, Inc.                2.4%        ImageBuilder Software, Inc.      22%
Mattel, Inc. (2)              1.2%        Qwest Broadcasting LLC           33%
Peapod, Inc.                  8.7%        TV Food Network                  29%
                                          The WB Television Network        25%
------------------------------------------------------------------------------
(1) Consists of 22.0 million shares, including 16.0 million shares related to the PHONES and 2.0 million shares related to the AOL collar.
(2)  Consists of 5.5 million shares related to the DECS.

     The Company's investment in Qwest Broadcasting LLC ("Qwest") comprises a 33% equity interest and $73 million in convertible notes and accrued interest. The notes bear interest at 6% and are convertible into an additional 47% equity interest. On Feb. 3, 2000, the Company acquired the remaining interest in Qwest (see Note 17).

     Accounts receivable included advances to an investee, which totaled $1.9 million at Dec. 26, 1999, and $53.8 million at Dec. 27, 1998, which was fully repaid in January 1999.

     For investments classified as available-for-sale and recorded at fair value under FAS 115, the aggregate cost basis, net unrealized gain and fair value were as follows:

                                                  Dec. 26, 1999                            Dec. 27, 1998
                                      -----------------------------------       ----------------------------------
                                        Cost     Unrealized        Fair           Cost    Unrealized        Fair
(In thousands)                          Basis       Gain           Value          Basis      Gain           Value
==================================================================================================================
Marketable equity securities          $18,199      $517,114      $535,313       $58,345     $971,374    $1,029,719
Debt securities                        74,615       156,039       230,654        76,425       66,377       142,802
AOL stock related to collar               154       162,846       163,000             -            -             -
------------------------------------------------------------------------------------------------------------------

     The difference between cost and fair value, net of related tax effects, is recorded in the accumulated other comprehensive income component of shareholders' equity and amounted to a net gain of $482.9 million at Dec. 26, 1999 and $630.7 million at Dec. 27, 1998.

--------------------------------------------------------------------------------
|   NOTE 6:  LONG-TERM DEBT                                                    |
--------------------------------------------------------------------------------

Long-term debt consisted of the following:

(In thousands)                                                           Dec. 26, 1999           Dec. 27, 1998
==============================================================================================================
Promissory notes, weighted average interest rate of 5.1%
Medium-term notes, weighted average                                                  -              $  150,643
  interest rate of 6.2%, due 1999-2008                                      $1,086,115               1,118,115
6.25% notes due 2026, putable to the Company
  at par in 2001                                                               100,000                 100,000
6.25% DECS, due 2001                                                            81,075                 118,450
8.4% guaranteed ESOP notes, due 1999-2003                                      127,595                 156,495
Other notes and obligations                                                      1,616                   2,458
--------------------------------------------------------------------------------------------------------------
Total debt excluding PHONES                                                  1,396,401               1,646,161
Less portions due within one year                                              (30,689)                (29,905)
--------------------------------------------------------------------------------------------------------------
Long-term debt excluding PHONES                                              1,365,712               1,616,256
2% PHONES debt related to AOL stock, due 2029                                1,328,480                       -
--------------------------------------------------------------------------------------------------------------
Total long-term debt                                                        $2,694,192              $1,616,256
--------------------------------------------------------------------------------------------------------------

Medium-Term Notes -- The Company has issued all of its $200 million Series B, $500 million Series C and $500 million Series D medium-term notes. Notes issued under this program generally have maturities from 3 to 30 years and may not be redeemed by the Company prior to maturity. As part of the Series D medium-term note program, the Company sold $100 million of 6.25% notes in 1996 that mature in 2026. These notes may be put back to the Company in 2001 at 100% of the principal amount, plus accrued interest. In 1998, the Company began offering up to $500 million of its Series E medium-term notes, of which $464 million were issued and outstanding as of Dec. 26, 1999. These notes have maturities from 3 to 10 years and may not be redeemed by the Company prior to maturity. As part of the Series E medium-term note program, the Company issued $128.5 million of DECS. In 1998, the Company's registration statement for $500 million of Series F medium-term notes was declared effective by the Securities and Exchange Commission. No Series F medium-term notes have been issued.

Debt Exchangeable for Common Stock Securities (DECS) -- In 1998, the Company issued 4.6 million of DECS with a principal amount of approximately $128.5 million related to its investment in The Learning Company common stock. In 1999, Mattel acquired The Learning Company. At maturity, the DECS will be repaid using shares of Mattel common stock or, at the Company's option, the cash equivalent thereof. The number of Mattel shares due at maturity, or the cash equivalent thereof, is based on the fair market value of the Mattel common stock, adjusted using a predetermined formula that allocates a portion of the appreciation, if any, to the Company. Holders of the DECS bear the full risk of a decline in the value of Mattel common stock. Under the provisions of FAS 133, the DECS consist of a debt component and a derivative component. Prior to the second quarter of 1999, the DECS were recorded at maturity value. The maturity value of the DECS obligation will move in accordance with changes in the fair market value of Mattel common stock, except for the appreciation that is allocable to the Company. At Dec. 26, 1999, the maturity value of the DECS, based on the fair market value of Mattel common stock of $12.81 per share, was $70.7 million. Beginning in the second quarter of 1999, changes in the fair value of the derivative component of the DECS are recorded in the statement of income. Previously, the difference between the DECS face value and maturity value, net of related tax effects, was recorded in the accumulated other comprehensive income component of shareholders' equity and amounted to a net gain of $6.1 million at Dec. 27, 1998.

Exchangeable Subordinated Debentures due 2029 (PHONES) -- In 1999, the Company issued 8.0 million PHONES for an aggregate principal amount of approximately $1.2 billion (see Note 1). The principal amount equaled the value of 16.0 million shares of AOL common stock at the closing price of $78.50 per share on April 7, 1999. At maturity, the PHONES will be redeemed at the greater of the then market value of two shares of AOL common stock or $157 per PHONES. At Dec. 26, 1999, the maturity value of the PHONES was $1.3 billion. Under the provisions of FAS 133, the PHONES consist of a discounted debt component and a derivative component. Changes in the fair value of the derivative component of the PHONES are recorded in the statement of income. Interest on the debentures is paid quarterly at an annual rate of 2%. The Company also records non-cash interest expense on the discounted debt component of the PHONES.

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

Other -- The Company intends to refinance $49.5 million of medium-term notes scheduled to mature in 2000, and has the ability to do so on a long-term basis through existing revolving credit agreements. Accordingly, these notes were classified as long-term and treated as maturing in fiscal year 2001. The Company has revolving credit agreements with a number of financial institutions in an aggregate amount of $1.2 billion, extending to Dec. 31, 2001. At
Dec. 26, 1999, no amounts were borrowed under these credit agreements. These agreements contain various interest rate options and provide for annual fees based on a percentage of the commitment. Such fees totaled approximately
$1.0 million in 1999, 1998 and 1997. Certain debt agreements limit the amount of secured debt the Company can incur without equally and ratably securing additional borrowings under those agreements.

Maturities -- Debt at Dec. 26, 1999, matures as shown below:

Maturities (In thousands)
========================
2000          $   30,689
2001             266,864
2002              92,883
2003              92,787
2004             180,007
Thereafter     2,061,651
------------------------
Total         $2,724,881
------------------------

--------------------------------------------------------------------------------
|   NOTE 7:  CONTRACTS PAYABLE FOR BROADCAST RIGHTS                            |
--------------------------------------------------------------------------------

Contracts payable for broadcast rights are classified as current or long-term liabilities in accordance with the payment terms of the contracts. Required payments under contractual agreements for broadcast rights recorded at Dec. 26, 1999 are shown in the table below.

(In thousands)
=========================
2000             $276,307
2001              156,214
2002               92,154
2003               18,093
2004                2,689
Thereafter            548
-------------------------
Total            $546,005
-------------------------

--------------------------------------------------------------------------------
|   NOTE 8:  FAIR VALUE OF FINANCIAL INSTRUMENTS                               |
--------------------------------------------------------------------------------

Estimated fair values and carrying amounts of the Company's financial instruments were as follows:

                                                          Dec. 26, 1999                    Dec. 27, 1998
                                                    -------------------------        -------------------------
                                                       Fair          Carrying           Fair          Carrying
(In thousands)                                         Value          Amount            Value          Amount
==============================================================================================================
Cost method investments                             $2,532,921     $2,521,679        $1,061,495    $ 1,058,580
Debt securities                                        230,654        230,654           142,802        142,802
Debt                                                 2,654,891      2,724,881         1,684,260      1,646,161
Contracts payable for broadcast rights                 517,433        546,005           502,999        528,363
--------------------------------------------------------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

Cost Method Investments and Debt Securities -- Cost method investments in public companies and debt securities were recorded at fair value in the consolidated balance sheets (see Notes 1 and 5). Cost method investments in private companies were recorded at cost, and fair value was generally estimated based on prices recently paid for shares in those companies. Investments in marketable securities are recorded at cost and fair value was based on quoted market prices.

Debt -- Fair value was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms. The carrying value of the Company's PHONES and DECS approximates fair value, which is determined by reference to market values resulting from trading on a national securities exchange.

Contracts Payable for Broadcast Rights -- Fair value was estimated using the discounted cash flow method.

--------------------------------------------------------------------------------
|   NOTE 9:  CONTINGENCIES AND LEGAL PROCEEDINGS                               |
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
|   NOTE 10:  PENSION AND POSTRETIREMENT BENEFITS                              |
--------------------------------------------------------------------------------

Employee Pension Plans -- In connection with the establishment of the ESOP, the Company amended, effective January 1989, its Company-sponsored pension plan for employees not covered by a collective bargaining agreement. The pension plan continued to provide substantially the same pension benefits as under the pre-amended plan until December 1998. After this date, pension benefit credits are frozen in terms of pay and service. The Company also maintains several small plans for other employees.

Postretirement Benefits Other Than Pensions -- The Company provides postretirement health care and life insurance benefits to eligible employees under a variety of plans. Employees become eligible for these benefits if they meet age and service requirements. Effective January 1991, the Company provides a fixed medical contribution to participants who retire between the ages of 55 to 65 and have 10 or more years of service. Medical coverage for these participants ends when they reach age 65. Retirees are also eligible for life insurance benefits, which are primarily a function of both the years of service and the level of compensation at retirement. The cost of postretirement medical and life benefits is accrued over the active service periods of employees to the date they attain full eligibility for such benefits. It is the Company's policy to fund postretirement benefits as claims are incurred.

     Summarized information for the Company's pension and postretirement plans is provided below.

                                                    Pension Benefits            Other Postretirement Benefits
                                             -------------------------------   ------------------------------
(In thousands)                               Dec. 26, 1999     Dec. 27, 1998   Dec. 26, 1999    Dec. 27, 1998
=============================================================================================================
Change in benefit obligation:
Benefit obligation, beginning of year             $383,931          $334,487        $ 47,499         $ 46,063
Service cost                                           375            10,033             303              278
Interest cost                                       26,267            24,173           3,073            3,201
Plan amendments                                        127             1,340               -                -
Actuarial (gain) loss                              (33,478)           32,099          (2,509)             670
Benefits paid                                      (19,734)          (18,201)         (4,666)          (2,713)
-------------------------------------------------------------------------------------------------------------
Benefit obligation, end of year                    357,488           383,931          43,700           47,499
-------------------------------------------------------------------------------------------------------------
Change in plans' assets:
Fair value of plans' assets, beginning of year     471,078           418,856               -                -
Actual return on plans' assets                      58,638            69,973               -                -
Employer contributions                                 495               450           4,666            2,713
Benefits paid                                      (19,734)          (18,201)         (4,666)          (2,713)
-------------------------------------------------------------------------------------------------------------
Fair value of plans' assets, end of year           510,477           471,078               -                -
-------------------------------------------------------------------------------------------------------------
Funded (underfunded) status of the plans           152,989            87,147         (43,700)         (47,499)
Unrecognized net actuarial (gain) loss            (100,770)          (45,440)         (1,728)             781
Unrecognized prior service cost                      1,728             1,545              73               79
Unrecognized transition asset                       (5,839)           (7,409)              -                -
-------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                    $ 48,108          $ 35,843        $(45,355)        $(46,639)
-------------------------------------------------------------------------------------------------------------

     The components of net periodic benefit cost (credit) for Company-sponsored plans were as follows:

                                                Pension Benefits            Other Postretirement Benefits
                                       ---------------------------------    -----------------------------
(In thousands)                             1999        1998         1997        1999       1998      1997
=========================================================================================================
Service cost                           $    375     $10,033      $ 9,149      $  303     $  278    $  309
Interest cost                            26,267      24,173       22,656       3,073      3,201     3,302
Expected return on plans' assets        (36,681)    (34,128)     (31,299)          -          -         -
Recognized actuarial gain                  (105)         (9)         (22)          -          -         -
Amortization of prior service costs         (56)          8          (11)          6          6         7
Amortization of transition asset         (1,570)     (1,570)      (1,571)          -          -         -
---------------------------------------------------------------------------------------------------------
Net periodic benefit (credit) cost     $(11,770)    $(1,493)     $(1,098)     $3,382     $3,485    $3,618
---------------------------------------------------------------------------------------------------------

     The pension plans' assets consist primarily of listed common stocks and bonds. Total pension expense for union-sponsored pension plans was $6.0 million in 1999 and 1998 and $6.1 million in 1997. The Company's portion of assets and liabilities for multi-employer union pension plans is not determinable.

     Weighted average assumptions used each year in accounting for pension benefits and postretirement benefits were:

                                               Pension Benefits         Other Postretirement Benefits
                                               ----------------         -----------------------------
                                               1999        1998              1999           1998
=====================================================================================================
Discount rate                                  7.75%       6.75%             7.75%          6.75%
Increase in future salary levels                4.0%        4.0%                -              -
Long-term rate of return on plans' assets       9.0%        9.5%                -              -
-----------------------------------------------------------------------------------------------------

Health Care Cost Trend Rates -- For purposes of measuring health care costs and obligations, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 7.0% for 2002 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(In thousands)                        1% Increase               1% Decrease
===========================================================================
Service cost and interest cost             $  259                   $  (238)
Benefit obligation                         $3,150                   $(2,891)
---------------------------------------------------------------------------

--------------------------------------------------------------------------------
|   NOTE 11:  COMMITMENTS                                                      |
--------------------------------------------------------------------------------

The Company has entered into commitments for broadcast rights that are not currently available for broadcast and are therefore not included in the financial statements. These commitments totaled $441 million at Dec. 26, 1999. Payments for broadcast rights generally commence when the programs become available for broadcast.

     The Company had commitments totaling $133 million at Dec. 26, 1999 related to the purchase of inventory, property, plant and equipment and talent contracts.

     The Company leases certain equipment and office and production space under various operating leases. Rental expense totaled $33.6 million in 1999, $32.0 million in 1998 and $31.3 million in 1997. Future minimum rental commitments under non-cancelable operating leases are shown in the table below:

Lease Commitments (In thousands)
=====================================
2000                         $ 33,305
2001                           27,685
2002                           24,983
2003                           22,195
2004                           20,286
Thereafter                     67,656
-------------------------------------
Total                        $196,110
-------------------------------------

     The Company has guaranteed certain obligations of affiliates totaling $13.7 million at Dec. 26, 1999.

--------------------------------------------------------------------------------
|   NOTE 12:  INCOME TAXES                                                     |
--------------------------------------------------------------------------------

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes reported in the consolidated statements of income:


(In thousands)                                                                 1999           1998          1997
================================================================================================================
Income before income taxes and accounting change                         $2,440,079       $705,089      $659,000
----------------------------------------------------------------------------------------------------------------
Federal income taxes at 35%                                              $  854,028       $246,781      $230,650
State and local income taxes, net of federal tax benefit                    103,716         39,951        34,653
Other                                                                          (715)         4,085            72
----------------------------------------------------------------------------------------------------------------
Income taxes reported                                                    $  957,029       $290,817      $265,375
Effective tax rate                                                            39.2%          41.2%         40.3%
----------------------------------------------------------------------------------------------------------------

     Components of income tax expense charged to income were as follows:


(In thousands)                                                           1999               1998            1997
================================================================================================================
Currently payable:        U.S. federal                               $253,525           $204,296        $233,640
                          State and local                              61,448             56,650          57,060
----------------------------------------------------------------------------------------------------------------
                                                                      314,973            260,946         290,700
----------------------------------------------------------------------------------------------------------------
Deferred:                 U.S. federal                                544,072             24,237         (21,577)
                          State and local                              97,984              5,634          (3,748)
----------------------------------------------------------------------------------------------------------------
                                                                      642,056             29,871         (25,325)
----------------------------------------------------------------------------------------------------------------
Total                                                                $957,029           $290,817        $265,375
----------------------------------------------------------------------------------------------------------------

     Significant components of the Company's net deferred tax liabilities were as follows:


(In thousands)                                                                  Dec. 26, 1999      Dec. 27, 1998
================================================================================================================
Net properties                                                                     $   48,923           $ 71,057
Net intangible assets                                                                 437,858            293,756
Pensions                                                                                6,315              8,960
Investments                                                                           828,690            411,005
Other future taxable items                                                              9,638                789
----------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                      1,331,424            785,567
----------------------------------------------------------------------------------------------------------------
Broadcast rights                                                                      (16,411)           (15,937)
Postretirement and postemployment benefits other than pensions                        (15,350)           (16,073)
Deferred compensation                                                                 (29,503)           (21,577)
Other accrued liabilities                                                             (39,569)           (21,312)
Accrued employee compensation and benefits                                            (20,106)           (22,448)
Accounts receivable                                                                   (19,046)           (16,890)
Other investments                                                                     (12,789)           (10,665)
Other future deductible items                                                         (20,455)           (32,222)
----------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                            (173,229)          (157,124)
----------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                         $1,158,195           $628,443
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
|   NOTE 13:  CAPITAL STOCK                                                    |
--------------------------------------------------------------------------------

Preferred Stock -- Under the Company's Restated Certificate of Incorporation, 5 million shares of preferred stock are authorized. In 1989, the Company established a series of 1.6 million shares of Series B Convertible Preferred Stock of which 1.59 million shares were issued to the Company's ESOP. Each share of such preferred stock pays a cumulative dividend of 7.75% annually, has a liquidation value of $220 per share, is convertible into 16 shares of the Company's common stock and is voted with the common stock with an entitlement to 18.32 votes per preferred share.

Common Stock -- In July 1999, the Board of Directors declared a two-for-one common stock split effective Sept. 9, 1999, to holders of record on Aug. 19, 1999. All Company share and per share data have been restated to reflect the stock split. At Jan. 21, 2000, there were approximately 5,900 holders of record of the Company's common stock.

Treasury Stock -- The Board from time to time has authorized the repurchase of shares of the Company's common stock in the open market or through private transactions to be used for employee benefit programs and other purposes. At Dec. 26, 1999, the Company had authorization to repurchase $405 million of its common stock in the open market.

Treasury Stock Held by Tribune Stock Compensation Fund (TSCF) -- In July 1998, the Company established the TSCF to purchase common stock of the Company for the purpose of funding certain existing stock-based compensation plans. In 1999 and as part of the treasury stock repurchase authorization, the TSCF purchased
3.9 million shares of the Company's common stock for $168 million. At
Dec. 26, 1999, 1.2 million shares were available for future funding. Any shares acquired by the TSCF that are not utilized must be disposed of by December 2002.

Share Purchase Rights Plan -- In December 1997, the Company adopted a Share Purchase Rights Plan that replaced a similar agreement. The plan provides for a dividend of one right on each outstanding share of the Company's common stock. Each right will entitle stockholders to buy one two-hundredth of a share of Series A Junior Participating preferred stock at an exercise price of $125. These rights expire Jan. 5, 2008. The rights have no voting rights and are not exercisable until 10 days after the occurrence of certain triggering events, upon which the holders of the rights are entitled to purchase either the common stock of an acquiror or additional common stock of the Company at a discounted price. The rights are redeemable at the option of the Company for $.005 per right. The Company has established a series of 2 million shares of Series A Junior Participating Preferred Stock in connection with the plan, none of which have been issued.

--------------------------------------------------------------------------------
|   NOTE 14:  INCENTIVE COMPENSATION AND STOCK PLANS                           |
--------------------------------------------------------------------------------

Employee Stock Ownership Plan (ESOP) -- In 1988, the Company established an ESOP as a long-term employee benefit plan. In connection therewith, the ESOP purchased, in 1988 and 1989, approximately 3.2 million common shares and 1.59 million Series B convertible preferred shares for an aggregate of $375 million. The ESOP provides for the awarding of shares of the Company's preferred and common stock on a noncontributory basis to eligible employees of the Company not covered by a collective bargaining agreement. At Dec. 26, 1999, 20.5 million shares of common stock were reserved for issuance in connection with this plan.

     Shares of stock held by the ESOP have been placed with the ESOP Trustee and are allocated to eligible employees annually. These common and preferred shares are allocated in the same proportion that the current year's principal and interest payments bear to the total principal and interest to be paid over the lives of the related borrowings. Each preferred share is convertible into 16 shares of the Company's common stock. The ESOP Trustee must convert the preferred shares when making distributions to participants upon their withdrawal from the ESOP. If at the time of such conversion the price of the

Company's common stock is below $13.75 per share, the Company must, at its option, either pay the difference in cash or issue additional common stock. At Dec. 26, 1999, preferred shares allocated and committed to be released were 779,012 and 107,482, respectively, and common shares allocated were 2,377,575.

     The Company recognizes expense for this plan based upon cash contributions it makes to the ESOP. The ESOP services its debt requirements with amounts received from preferred dividends and Company contributions. The following table summarizes ESOP debt service activity for the three years ended
Dec. 26, 1999.

ESOP Debt (In thousands)            1999              1998            1997
==========================================================================
Debt Requirements
     Principal                   $28,900           $31,885         $30,288
     Interest                     13,146            15,731          18,274
--------------------------------------------------------------------------
Total                            $42,046           $47,616         $48,562
--------------------------------------------------------------------------
Debt Service
     Dividends                   $21,910           $23,673         $24,460
     Company cash contributions   20,136            23,943          24,102
--------------------------------------------------------------------------
Total                            $42,046           $47,616         $48,562
--------------------------------------------------------------------------

Savings Incentive Plan -- The Company maintains various qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. Company contributions to these plans were $3.4 million in 1999 and $3.3 million in 1998 and 1997. The Savings Incentive Plan provides for uniform employer contributions to eligible employees of $.25 for each $1.00 contributed by participants up to 4% of the participants' eligible compensation. This plan allows participants to invest their savings in various investments including the Company's common stock. The Company had 1.6 million shares of common stock reserved for possible issuance under this plan at Dec. 26, 1999.

Employee Stock Purchase Plan -- This plan permits eligible employees to purchase up to 16 million shares of the Company's common stock at 85% of market price. The Company's only expense relating to this plan is for its administration. During 1999, 1998 and 1997, 402,208, 431,646 and 430,848 shares, respectively, were sold to employees under this plan. As of Dec. 26, 1999, a total of 7.0 million shares were available for sale. The weighted average fair value of shares sold in 1999 was $43.75.

1997 Incentive Compensation Plan -- In 1997, the 1992 Long-Term Incentive Plan was terminated and replaced with the 1997 Incentive Compensation Plan. At Dec. 26, 1999, remaining options outstanding under the 1992 plan totaled 2.0 million shares, all of which were exercisable. The 1997 plan provides for the granting of awards to eligible employees in any one or combination of stock options, performance equity program awards and annual management incentive program bonuses. At Dec. 26, 1999, options outstanding under the 1997 plan totaled 17.3 million shares, of which 1.7 million shares were exercisable. At Dec. 26, 1999, a total of 23.9 million shares were available for award under the 1997 plan.

     Under the stock option portion of the 1997 plan, the option price may not be less than the market value of the Company's common stock at the time the option is granted. Options are exercisable not less than six months or more than 10 years after the date the option is granted. General awards under the 1997 plan vest in annual 25% increments beginning one year from the date of the grant. Replacement options may be granted under the 1997 plan in connection with a participant's payment of part or all of the exercise price of a stock option and related tax withholding obligations with previously acquired mature shares of common stock.

     The performance equity portion of the 1997 plan provides for the awarding of common stock to key employees if certain financial goals are met over a period not less than two years. The Company recorded $15.9 million, $4.5 million and $4.2 million of expense in 1999, 1998 and 1997, respectively, related to the 1997 plan allocations which were distributed in February 2000 under this portion of the plan. No further stock awards are expected to be made under this portion of the plan.

     A combined summary of stock option activity and weighted average prices follows:


                                            1999                         1998                      1997
                                   -----------------------      ----------------------    ----------------------
                                             Weighted Avg.               Weighted Avg.             Weighted Avg.
(Shares in thousands)              Shares   Exercise Price      Shares  Exercise Price    Shares  Exercise Price
================================================================================================================
Outstanding, beginning of year     17,964          $27.18       16,376          $20.25    16,812          $15.34
Granted                            10,762          $38.04        8,262          $33.66     7,804          $25.95
Exercised                          (8,904)         $26.10       (6,418)         $17.96    (7,946)         $15.56
Cancelled                            (565)         $30.38         (256)         $26.16      (294)         $18.83
----------------------------------------------------------------------------------------------------------------
Outstanding, end of year           19,257          $33.69       17,964          $27.18    16,376          $20.25
----------------------------------------------------------------------------------------------------------------
Exercisable, end of year            3,716          $23.29        6,983          $19.65     5,860          $13.87
----------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding and options exercisable at Dec. 26, 1999 (shares in thousands).

                                          Options Outstanding                             Options Exercisable
                           --------------------------------------------------         ----------------------------
Range of                      Number         Weighted Avg.      Weighted Avg.           Number       Weighted Avg.
Exercise Prices            Outstanding      Remaining Life     Exercise Price         Exercisable   Exercise Price
==================================================================================================================
$9.66-$26.47                   4,341             6.73                $22.22              2,637              $19.43
$26.66-$34.25                  9,540             8.60                $33.05                982              $33.70
$34.31-$60.88                  5,376             4.89                $43.90                 97              $38.27
------------------------------------------------------------------------------------------------------------------

Stock Plans Pro Forma Disclosure -- The Company's 1997 Incentive Compensation Plan, 1992 Long-Term Incentive Plan and Employee Stock Purchase Plan are accounted for under APB Opinion 25. Accordingly, no compensation cost related to options has been recognized in the consolidated statements of income. Under FAS 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized as compensation expense over the vesting or service period. Had compensation cost for these plans been determined consistent with FAS 123, the Company's net income and diluted EPS would have been reduced to the following pro forma amounts:

                                                   1999                          1998                        1997
                                        -------------------------      -----------------------     -----------------------
(In thousands, except  per share data)  As Reported     Pro Forma      As Reported   Pro Forma     As Reported   Pro Forma
==========================================================================================================================
Net income                              $1,479,990     $1,443,612        $414,272    $391,715        $393,625     $377,262
Net income attributable
  to common shares                      $1,461,351     $1,424,973        $395,490    $372,933        $374,827     $358,464
Diluted EPS                                  $5.61          $5.47           $1.50       $1.42           $1.40        $1.34
--------------------------------------------------------------------------------------------------------------------------

     In determining the pro forma compensation cost, the weighted average fair value of options granted at date of grant was estimated to be $8.26 in 1999, $7.48 in 1998 and $5.85 in 1997, using the Black-Scholes option pricing model.

     The following weighted average assumptions were used for general awards and replacement options:

                                            1999                        1998                       1997
                                   ----------------------      -----------------------    -----------------------
                                   General    Replacement      General     Replacement    General     Replacement
                                    Awards      Options         Awards       Options       Awards       Options
=================================================================================================================
Risk-free interest rate               5.1%         4.9%           5.6%          5.5%         6.1%          5.8%
Expected dividend yield               1.2%         1.2%           1.5%          1.5%         1.6%          1.6%
Expected stock price volatility      23.6%        27.9%          21.4%         23.5%        22.5%         21.3%
Expected life (in years)                5            2              6             2            6             2
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
|   NOTE 15:  COMPREHENSIVE INCOME                                             |
--------------------------------------------------------------------------------

Other comprehensive income includes foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. Approximately six million AOL shares are currently classified as available-for-sale. Prior to the adoption of FAS 133, changes in the fair value of the Company's 5.5 million Mattel shares, net of the change in the current maturity value of the Company's related DECS securities, and all of the Company's AOL shares were recorded in accumulated other comprehensive income, as the Mattel and AOL securities had been classified as available-for-sale. With the adoption of FAS 133 as of the beginning of the 1999 second quarter, 16.0 million of the AOL shares and all of the Mattel shares were reclassified to trading securities. As a result of this reclassification and the adoption of FAS 133, beginning in the 1999 second quarter, changes in the fair values of the 16.0 million AOL shares and 5.5 million Mattel shares, net of the changes in the fair values of the related derivative component of the PHONES and DECS, are recorded in the Company's statement of income. The Company's comprehensive income and related tax effects were as follows:


(In thousands)                                                               1999         1998             1997
===============================================================================================================
Net income                                                             $1,479,990     $414,272         $393,625
---------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments:
Foreign currency translation adjustments, before tax                         (771)      (8,620)               -
Income tax benefit                                                            270        3,017                -
---------------------------------------------------------------------------------------------------------------
Change in net foreign currency translation adjustments                       (501)      (5,603)               -
---------------------------------------------------------------------------------------------------------------
Unrealized gain on marketable securities:
Unrealized holding gain arising during the
    period, net of taxes of $351,124, $322,575
    and $72,556, respectively                                             571,076      500,723          115,030
Less adjustment for gain on sales of investments
    included in net income, net of taxes of
    $36,068, $15,896 and $44,914, respectively                            (58,772)     (25,555)         (72,202)
Less adjustment for gain on reclassification of
    investments included in net income, net
    of taxes of $429,732                                                 (666,244)           -                -
---------------------------------------------------------------------------------------------------------------
Change in net unrealized gain on securities                              (153,940)     475,168           42,828
---------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                        (154,441)     469,565           42,828
---------------------------------------------------------------------------------------------------------------
Comprehensive income                                                   $1,325,549     $883,837         $436,453
---------------------------------------------------------------------------------------------------------------

     A reconciliation of the components of accumulated other comprehensive income is as follows:


(In thousands)                                                               1999           1998           1997
===============================================================================================================
Foreign currency translation adjustments:
Balance, beginning of year                                               $ (5,603)      $      -       $      -
Current year change                                                          (501)        (5,603)             -
---------------------------------------------------------------------------------------------------------------
Balance, end of year                                                       (6,104)        (5,603)             -
---------------------------------------------------------------------------------------------------------------
Unrealized gain on marketable securities:
Balance, beginning of year                                                636,809        161,641        118,813
Current year change                                                      (153,940)       475,168         42,828
---------------------------------------------------------------------------------------------------------------
Balance, end of year                                                      482,869        636,809        161,641
---------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income                                   $476,765       $631,206       $161,641
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
|   NOTE 16:  SEGMENT INFORMATION                                              |
--------------------------------------------------------------------------------

Tribune Company is a media company comprising three business segments as of Dec. 26, 1999. The segments were identified according to product.

Publishing -- The Company's publishing segment consists of four daily newspapers, Internet and other online publishing businesses, cable news programming and related publications and services. The newspapers are the Chicago Tribune, the South Florida-based Sun-Sentinel, The Orlando Sentinel and the Hampton Roads (Va.)-based Daily Press.

Broadcasting and Entertainment -- The Company's broadcasting operations consist of WB television affiliates in New York, Los Angeles, Chicago, Philadelphia, Boston, Dallas, Washington, D.C., Houston, Seattle, Miami, Denver, San Diego and Albany; FOX television affiliates in Seattle, Sacramento, Indianapolis, Hartford, Grand Rapids and Harrisburg; an ABC television affiliate in New Orleans; and four radio stations. In entertainment, the Company owns the Chicago Cubs baseball team and develops and distributes first-run television programming.

Education -- The Company's education segment consists of The Wright Group, Everyday Learning/Creative Publications Group, NTC/Contemporary Publishing, Landoll and Instructional Fair Group.

     Financial data for each of the Company's business segments is presented on page 63. No single customer provides more than 10% of the Company's revenue. The Company derives less than 10% of its revenues from markets outside the U.S. In determining operating profit for each segment, none of the following items have been added or deducted: interest income and expense, equity earnings and losses, non-operating items or income taxes. Assets represent those tangible and intangible assets used in the operations of each segment. Corporate assets include cash and the Company's investment portfolio.

     The Company's cost of sales by business segment was as follows:

(In thousands)                          1999             1998           1997
============================================================================
Publishing                        $  736,432       $  724,363     $  692,390
Broadcasting and Entertainment       588,913          540,933        490,269
Education                            128,713          125,733         72,322
----------------------------------------------------------------------------
Total cost of sales               $1,454,058       $1,391,029     $1,254,981
----------------------------------------------------------------------------

--------------------------------------------------------------------------------
|   NOTE 17:  SUBSEQUENT EVENTS                                                |
--------------------------------------------------------------------------------

On Jan. 28, 2000, the assets of television station KTWB-Seattle were transferred back to the Company from a disposition trust after the FCC approved the Company's application. The Company had transferred KTWB's assets into a trust as part of the March 1999 television station exchange of WGNX-Atlanta for KCPQ-Seattle. FCC regulations in effect at the time of the exchange precluded the Company from owning both KCPQ and KTWB. However, on Aug. 5, 1999, the FCC adopted changes to its rules that now permit Tribune to own both stations. The operating results of KTWB have been included in the consolidated financial statements since its acquisition in June 1998.

    On Feb. 3, 2000, the Company acquired the remaining interest in Qwest, which owned television stations WATL-Atlanta and WNOL-New Orleans, for $107 million in cash. The Company had owned a 33% equity interest and convertible debt in Qwest since it was formed in 1995. The acquisition was recorded as a purchase. The FCC's rule changes in August 1999 permit Tribune to own both WNOL and the Company's WGNO-New Orleans television station.

    On Feb. 14, 2000, the Company acquired the remaining 20% of Landoll for approximately $18 million in cash. The Company has owned approximately 80% of Landoll since December 1997.

    In November 1999, the Company announced an agreement to acquire, for approximately $24 million, the remaining interest in Tiberius Broadcasting, Inc. ("Tiberius"), the current licensee of television station WTXX-Hartford. Since December 1997, Tribune has owned a 28.5% equity interest in Tiberius and has operated WTXX under a local management agreement. Tribune has filed an application with the FCC for a waiver of its rule prohibiting duopoly ownership in the same Nielsen Designated Market Area where fewer than eight separately owned television stations remain in the market after the combination. The transaction, subject to FCC approval, would close in the second quarter of 2000.

                                                                                                   Tribune Company and Subsidiaries

Business Segments

(In thousands of dollars)                                                              1999                 1998               1997
===================================================================================================================================
Operating                      Publishing                                        $1,580,226           $1,498,573         $1,436,718
Revenues                       Broadcasting and Entertainment                     1,302,058            1,153,006          1,057,529
                               Education                                            339,606              329,310            225,533
                               ----------------------------------------------------------------------------------------------------
                               Total operating revenues                          $3,221,890           $2,980,889         $2,719,780
-----------------------------------------------------------------------------------------------------------------------------------
Operating                      Publishing                                        $  396,539           $  377,137         $  354,585
Profit                         Broadcasting and Entertainment                       378,798              317,355            285,896
                               Education                                             34,570               43,232             35,976
                               Corporate expenses                                   (39,467)             (35,435)           (34,426)
                               ----------------------------------------------------------------------------------------------------
                               Total operating profit                            $  770,440           $  702,289         $  642,031
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation                   Publishing                                        $   80,909           $   74,519         $   70,417
                               Broadcasting and Entertainment                        38,822               33,362             32,034
                               Education                                              8,858                7,450              4,153
                               Corporate                                              2,711                2,761              2,410
                               ----------------------------------------------------------------------------------------------------
                               Total depreciation                                $  131,300           $  118,092         $  109,014
-----------------------------------------------------------------------------------------------------------------------------------
Amortization                   Publishing                                        $    8,704           $    5,175         $    4,647
of Intangible                  Broadcasting and Entertainment                        63,209               54,357             44,922
Assets                         Education                                             18,946               17,944             13,930
                               ----------------------------------------------------------------------------------------------------
                               Total amortization of intangible assets           $   90,859           $   77,476         $   63,499
-----------------------------------------------------------------------------------------------------------------------------------
Capital                        Publishing                                        $   66,676           $   65,577         $   60,494
Expenditures                   Broadcasting and Entertainment                        41,730               44,055             23,747
                               Education                                              9,158               10,910              5,526
                               Corporate                                             17,172               19,168             14,078
                               ----------------------------------------------------------------------------------------------------
                               Total capital expenditures                        $  134,736           $  139,710         $  103,845
-----------------------------------------------------------------------------------------------------------------------------------
Business                       Publishing                                        $   35,321           $   47,000         $        -
Acquisitions and               Broadcasting and Entertainment                       412,424              286,654          1,358,120
Other Additions                Education                                             54,555               77,933            136,048
to Long-Lived                  ----------------------------------------------------------------------------------------------------
Assets (1)                     Total acquisitions and other additions            $  502,300           $  411,587         $1,494,168
-----------------------------------------------------------------------------------------------------------------------------------
Assets                         Publishing                                        $  947,530           $  800,853         $  668,532
                               Broadcasting and Entertainment                     3,711,416            3,148,814          2,923,663
                               Education                                            815,693              782,438            717,301
                               Corporate                                          3,323,052            1,203,465            468,058
                               ----------------------------------------------------------------------------------------------------
                               Total assets                                      $8,797,691           $5,935,570         $4,777,554
-----------------------------------------------------------------------------------------------------------------------------------

(1) Other additions to long-lived assets include broadcast rights payments for broadcasting and entertainment and prepublication payments for education.

                                       63


Quarterly Results (Unaudited)
                                                                                            Quarters
                                                                        ---------------------------------------------
1999 (In thousands of dollars, except per share data)                     First       Second      Third       Fourth        Total
==================================================================================================================================
Operating    Publishing                                                 $391,815   $  394,906   $376,237     $417,268   $1,580,226
Revenues     Broadcasting and Entertainment                              263,823      348,811    341,155      348,269    1,302,058
             Education                                                    64,221       93,194    119,344       62,847      339,606
             ---------------------------------------------------------------------------------------------------------------------
             Total operating revenues                                   $719,859   $  836,911   $836,736     $828,384   $3,221,890
----------------------------------------------------------------------------------------------------------------------------------
Operating    Publishing                                                 $102,793   $  103,845   $ 82,028     $107,873   $  396,539
Profit       Broadcasting and Entertainment                               62,974      105,859     96,839      113,126      378,798
             Education                                                    (1,066)      14,595     31,963      (10,922)      34,570
             Corporate expenses                                           (8,536)      (9,454)   (12,122)      (9,355)     (39,467)
             ---------------------------------------------------------------------------------------------------------------------
             Total operating profit                                      156,165      214,845    198,708      200,722      770,440
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) on equity investments                                (14,212)      (2,891)    (5,549)       1,107      (21,545)
Net interest expense                                                     (21,686)     (17,488)   (13,064)     (13,357)     (65,595)
Gain on change in fair values of derivatives and related investments (1)       -      171,433     20,771       23,672      215,876
Gain on reclassification of investments (2)                                    -    1,095,976          -            -    1,095,976
Gain on sales of subsidiary and investments (3)                          444,927            -          -            -      444,927
----------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                               565,194    1,461,875    200,866      212,144    2,440,079
Income taxes                                                            (221,932)    (573,827)   (79,099)     (82,171)    (957,029)
----------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of
     Change in Accounting Principle                                      343,262      888,048    121,767      129,973    1,483,050
Cumulative effect of change in accounting
     principle, net of tax (4)                                                 -       (3,060)         -            -       (3,060)
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                               343,262      884,988    121,767      129,973    1,479,990
Preferred dividends, net of tax                                           (4,659)      (4,660)    (4,660)      (4,660)     (18,639)
----------------------------------------------------------------------------------------------------------------------------------
Net Income Attributable to Common Shares                                $338,603   $  880,328   $117,107     $125,313   $1,461,351
----------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (5)
Basic:     Before cumulative effect of change in accounting principle   $   1.42   $     3.72   $    .49     $    .53   $     6.17
           Cumulative effect of accounting change, net                         -        (0.01)         -            -        (0.01)
           -----------------------------------------------------------------------------------------------------------------------
           Net income                                                   $   1.42   $     3.71   $    .49     $    .53   $     6.16
           -----------------------------------------------------------------------------------------------------------------------
Diluted:   Before cumulative effect of change in accounting principle   $   1.30   $     3.38   $    .45     $    .48   $     5.62
           Cumulative effect of accounting change, net (4)                     -        (0.01)         -            -        (0.01)
           -----------------------------------------------------------------------------------------------------------------------
           Net income                                                   $   1.30   $     3.37   $    .45     $    .48   $     5.61
----------------------------------------------------------------------------------------------------------------------------------
Common Dividends Per Share                                              $    .09   $      .09   $    .09     $    .09   $      .36
----------------------------------------------------------------------------------------------------------------------------------
Common Stock Price (High-Low)                                           $34 7/8-   $ 44 9/16-   $49 31/32-   $60 7/8-
                                                                         30 5/32     32 1/4      42 3/32      46
----------------------------------------------------------------------------------------------------------------------------------

Notes to Quarterly Results:

(1) The Company adopted a new accounting pronouncement, FAS 133, "Accounting for Derivative Instruments and Hedging Activities" as of the beginning of the 1999 second quarter. In the aggregate, changes in the fair values of the Company's derivatives, net of changes in the fair values of the related investments, increased full year 1999 net income by $131.2 million and diluted EPS by $.50. By quarter, net income and diluted EPS increased as follows: $104.2 million and $.40 in the second quarter; $12.6 million and $.05 in the third quarter; and $14.4 million and $.05 in the fourth quarter.
(2) As of the beginning of the 1999 second quarter, with the adoption of FAS 133, 16.0 million shares of AOL common stock and 5.5 million shares of Mattel common stock were reclassified from available-for-sale to trading securities, which increased second quarter and full year net income by $666.2 million and diluted EPS by $2.55 (see Note 1).
(3) In the 1999 first quarter, the Company sold its WGNX-Atlanta television station subsidiary and certain investments. In the aggregate, these non-operating items increased first quarter and full year net income by $270.1 million and diluted EPS by $1.03.

                                                                                                   Tribune Company and Subsidiaries

                                                                                   Quarters
                                                           --------------------------------------------------------
 1998  (In thousands of dollars, except per share data)      First          Second           Third          Fourth          Total
===================================================================================================================================
Operating      Publishing                                  $372,508       $ 377,311       $ 353,614        $395,140      $1,498,573
Revenues       Broadcasting and Entertainment               240,358         322,633         291,144         298,871       1,153,006
               Education                                     59,827          85,640         112,390          71,453         329,310
               --------------------------------------------------------------------------------------------------------------------
               Total operating revenues                    $672,693       $ 785,584       $ 757,148        $765,464      $2,980,889
-----------------------------------------------------------------------------------------------------------------------------------
Operating      Publishing                                  $ 99,020       $ 100,440       $  78,120        $ 99,557      $  377,137
Profit         Broadcasting and Entertainment                54,472          97,814          69,240          95,829         317,355
               Education                                       (696)         13,321          28,844           1,763          43,232
               Corporate expenses                            (8,744)         (8,912)         (8,640)         (9,139)        (35,435)
               --------------------------------------------------------------------------------------------------------------------
               Total operating profit                       144,052         202,663         167,564         188,010         702,289
-----------------------------------------------------------------------------------------------------------------------------------
Net loss on equity investments                              (14,325)         (7,540)         (7,212)         (4,903)        (33,980)
Net interest expense                                        (19,699)        (19,551)        (20,647)        (22,442)        (82,339)
Gain on sales of subsidiary and investments,
 net of write-downs (6)                                       7,299          85,800               -          26,020         119,119
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                  117,327         261,372         139,705         186,685         705,089
Income taxes                                                (47,250)       (113,724)        (56,399)        (73,444)       (290,817)
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                   70,077         147,648          83,306         113,241         414,272
Preferred dividends, net of tax                              (4,695)         (4,696)         (4,696)         (4,695)        (18,782)
-----------------------------------------------------------------------------------------------------------------------------------
Net Income Attributable to Common Shares                   $ 65,382       $ 142,952       $  78,610        $108,546      $  395,490
-----------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share (5)
             Basic                                         $    .27       $     .59       $     .32        $    .46      $     1.63
             ----------------------------------------------------------------------------------------------------------------------
             Diluted                                       $    .25       $     .54       $     .30        $    .42      $     1.50
-----------------------------------------------------------------------------------------------------------------------------------
Common Dividends Per Share                                 $   .085       $    .085       $    .085        $   .085      $      .34
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Price (High-Low)                              $34 3/8-       $36 3/16-       $37 17/32-       $33 3/4-
                                                            29 5/32        31 13/32        25               22 3/8
-----------------------------------------------------------------------------------------------------------------------------------

(4) The cumulative effect of adopting FAS 133 resulted from adjusting the DECS (see Note 6) and AOL collar (see Note 1) derivatives to fair value as of March 28, 1999. The cumulative effect of this change was a decrease in net income of $3.1 million, or $.01 per diluted EPS.
(5) The total of the 1999 and 1998 quarters do not equal the respective full year amounts for earnings per share due to differences in the weighted average number of shares outstanding used in the computations for the respective periods. Per share amounts for the respective quarters and years have been computed using the average number of common shares outstanding for each period. All share and per share data have been restated to reflect a two-for-one common stock split effective
       Sept. 9, 1999.
(6) During 1998, the Company sold its WQCD radio station subsidiary, sold investments and recorded certain investment write-downs. In the aggregate, these non-operating items increased full year 1998 net income by $63.5 million and diluted EPS by $.23. By quarter, they increased net income and diluted EPS as follows: $4.5 million and $.02 in the first quarter; $42.9 million and $.16 in the second quarter; and $16.1 million and $.06 in the fourth quarter.

                                      65


Eleven Year Financial Summary

(In thousands of dollars, except per share data)                   1999          1998           1997           1996
===================================================================================================================
Operating Results
Operating Revenues
     Publishing excluding Daily News                         $1,580,226     1,498,573      1,436,718      1,336,639
     New York Daily News                                     $        -             -              -              -
     Broadcasting and Entertainment                          $1,302,058     1,153,006      1,057,529        876,750
     Education                                               $  339,606       329,310        225,533        192,316
-------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                     $3,221,890     2,980,889      2,719,780      2,405,705
-------------------------------------------------------------------------------------------------------------------
Operating Profit
     Publishing excluding Daily News                         $  396,539       377,137        354,585        291,257
     New York Daily News                                     $        -             -              -              -
     Broadcasting and Entertainment                          $  378,798       317,355        285,896        203,531
     Education                                               $   34,570        43,232         35,976         39,504
     Corporate expenses                                      $  (39,467)      (35,435)       (34,426)       (30,935)
-------------------------------------------------------------------------------------------------------------------
Total Operating Profit                                       $  770,440       702,289        642,031        503,357
-------------------------------------------------------------------------------------------------------------------
Net loss on equity investments                               $  (21,545)      (33,980)       (34,696)       (13,281)
Net interest expense                                         $  (65,595)      (82,339)       (60,159)       (15,663)
Non-operating items                                          $1,756,779       119,119        111,824              -
-------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations
     Before Income Taxes                                     $2,440,079       705,089        659,000        474,413
Income taxes                                                 $ (957,029)     (290,817)      (265,375)      (191,663)
-------------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations
     Before Accounting Changes                               $1,483,050       414,272        393,625        282,750
Discontinued Operations of QUNO, net of tax                  $        -             -              -         89,317
Cumulative effects of changes in accounting principles (1)   $   (3,060)            -              -              -
-------------------------------------------------------------------------------------------------------------------
Net Income (Loss) (2)                                        $1,479,990       414,272        393,625        372,067
-------------------------------------------------------------------------------------------------------------------
Share Information (3)
Diluted EPS
     Continuing operations
         Before non-operating items                          $     1.54          1.27           1.15            .97
         Total                                               $     5.62          1.50           1.40            .99
     Discontinued operations                                 $        -             -              -            .33
     Cumulative effects of accounting changes                $     (.01)            -              -              -
     Net income                                              $     5.61          1.50           1.40           1.32
Common dividends per share                                   $      .36           .34            .32            .30
Weighted average common shares outstanding (000's)              237,367       242,428        245,758        245,684
Financial Ratios
     Operating profit margin                                      23.9%         23.6%          23.6%          20.9%
     Debt to capital (4)                                            37%           35%            41%            37%
Financial Position and Other Data
     Total assets                                            $8,797,691     5,935,570      4,777,554      3,700,900
     Long-term debt                                          $2,694,192     1,616,256      1,521,453        979,754
     Shareholders' equity                                    $3,469,898     2,356,617      1,826,004      1,539,506
     Capital expenditures                                    $  134,736       139,710        103,845         93,324
-------------------------------------------------------------------------------------------------------------------
(1)  The cumulative effect of adopting a new accounting pronouncement for derivative instruments decreased net income by $3.1 million in 1999. The cumulative effect of adopting new accounting pronouncements for retiree benefits, income taxes and postemployment benefits decreased net income by
     $16.8 million in 1992.
(2)  Includes non-operating items as follows: gain on change in fair values of derivatives and related investments of $131.2 million, gain on reclassification of investments of $666.2 million, and gain on sales of subsidiary and investments of $270.1 million, totaling $1.1 billion in
     1999; gain on sales of subsidiary and investments, net of write-downs totaling $63.5 million in 1998; gain on sales of investments, net of write-downs, totaling $68.9 million in 1997; equity income related to Qwest
     Broadcasting of $6.0 million in 1996; gain on sale of investment and subsidiaries totaling $8.7 million in 1995; and charges relating to New
     York Daily News totaling $255.0 million in 1990.


                                                                        Tribune Company and Subsidiaries

     1995            1994            1993           1992            1991            1990            1989
========================================================================================================


1,312,767       1,246,377       1,163,116      1,136,619       1,122,434       1,183,177       1,197,077
        -               -               -              -               -         321,823         422,024
  828,806         764,197         727,213        684,051         617,514         623,981         584,326
  103,101         102,082          21,209              -               -               -               -
--------------------------------------------------------------------------------------------------------
2,244,674       2,112,656       1,911,538      1,820,670       1,739,948       2,128,981       2,203,427
--------------------------------------------------------------------------------------------------------

  272,093         291,323         252,412        226,412         218,138         280,587         301,303
        -               -               -              -               -        (114,468)         (2,179)
  171,618         138,213         127,984        121,267         100,175         107,528          96,803
    4,608           2,829           2,071              -               -               -               -
  (29,899)        (26,001)        (24,207)       (23,465)        (21,499)        (22,362)        (21,900)
--------------------------------------------------------------------------------------------------------
  418,420         406,364         358,260        324,214         296,814         251,285         374,027
--------------------------------------------------------------------------------------------------------
  (13,209)         (9,739)         (1,857)        (2,081)         (1,864)         (2,285)         (2,221)
   (7,349)         (4,778)         (9,545)       (22,510)        (30,387)        (23,478)        (12,040)
   14,672               -               -              -               -        (295,000)          3,133
--------------------------------------------------------------------------------------------------------

  412,534         391,847         346,858        299,623         264,563         (69,478)        362,899
 (167,076)       (158,698)       (142,212)      (120,089)       (106,514)         22,055        (150,948)
--------------------------------------------------------------------------------------------------------

  245,458         233,149         204,646        179,534         158,049         (47,423)        211,951
   32,707           8,898         (16,040)       (42,909)        (16,068)        (16,110)         30,470
        -               -               -        (16,800)              -               -               -
--------------------------------------------------------------------------------------------------------
  278,165         242,047         188,606        119,825         141,981         (63,533)        242,421
--------------------------------------------------------------------------------------------------------



      .78             .74             .65            .58             .51             .72             .65
      .81             .74             .65            .58             .51            (.25)            .65
      .11             .03            (.06)          (.15)           (.05)           (.06)            .10
        -               -               -           (.06)              -               -               -
      .92             .77             .59            .37             .46            (.31)            .75
      .28             .26             .24            .24             .24             .24             .22
  259,160         268,852         265,484        260,072         257,456         264,128         289,560

    18.6%           19.2%           18.7%          17.8%           17.1%           11.8%           17.0%
      33%             23%             31%            46%             47%             51%             41%

3,288,255       2,785,825       2,536,410      2,751,570       2,795,298       2,826,099       3,013,537
  757,437         411,200         510,838        740,979         897,835         998,962         880,686
1,379,909       1,332,980       1,095,627        911,889         851,699         764,512       1,077,996
  117,863          91,626          75,620         88,349          54,988          91,226         113,969
--------------------------------------------------------------------------------------------------------


(3) All share and per share data have been restated for a two-for-one common stock split effective Sept. 9, 1999.
(4)   Capital comprises total debt, deferred taxes and shareholders' equity.

                                       67

                                                Tribune Company and Subsidiaries

-------------------------------------------------------------------------------
|   Management's Responsibility for Financial Statements                       |
-------------------------------------------------------------------------------

Financial Statements -- Management is responsible for the preparation, integrity and fair presentation of the Company's consolidated financial statements and related financial information included in this annual report to shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include certain amounts that are based on management's best estimates and judgments.

     The consolidated financial statements were audited by PricewaterhouseCoopers LLP, independent accountants, and their report is shown below. PricewaterhouseCoopers LLP was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent accountants during their audits were valid and appropriate.

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



/S/ John W. Madigan                         /s/ Donald C. Grenesko
-------------------                         ----------------------
John W. Madigan                             Donald C. Grenesko
Chairman, President and                     Senior Vice President/Finance and
  Chief Executive Officer                     Administration

--------------------------------------------------------------------------------
|   Report of Independent Accountants                                          |
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Tribune Company
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries at December 26, 1999 and December 27, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, in 1999 the Company changed its method of accounting for derivative instruments and hedging activities.


/s/ PricewaterhouseCoopers LLP
------------------------------

Chicago, Illinois
January 21, 2000, except as to Note 17, which is as of February 14, 2000

                                       68